As filed with the Securities and Exchange Commission on October 20, 2025
Registration No. 333-287675

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

TVARDI THERAPEUTICS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	2834	75-3175693
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
3 Sugar Creek Ctr. Blvd.
Suite 525
Sugar Land, TX 77478
(713) 489-8654
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Imran Alibhai
Chief Executive Officer
3 Sugar Creek Ctr. Blvd.
Suite 525
Sugar Land, TX 77478
(713) 489-8654
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Divakar Gupta
Madison A. Jones
Cooley LLP
55 Hudson Yards
New York, NY 10001
(212) 479-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
This Registration Statement shall hereafter become effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933.

EXPLANATORY NOTE
On April 15, 2025 (the “Closing Date”), the Delaware corporation formerly known as “Cara Therapeutics, Inc.” completed its previously announced merger with Tvardi Therapeutics, Inc. (“Legacy Tvardi”) in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of December 17, 2024 (the “Merger Agreement”), by and among Cara Therapeutics, Inc. (“Cara”), CT Convergence Merger Sub, Inc., a wholly owned subsidiary of Cara (“Merger Sub”), and Legacy Tvardi, pursuant to which Merger Sub merged with and into Legacy Tvardi, with Legacy Tvardi surviving the merger as a wholly owned subsidiary of Cara (the “Merger”). Also on April 15, 2025, Cara changed its name from “Cara Therapeutics, Inc.” to “Tvardi Therapeutics, Inc.” (“Tvardi,” the “Company,” “we,” “our,” or “us”).
Pursuant to the Merger Agreement, on the Closing Date, (i) Cara effected a 1-for-3 reverse stock split of its common stock (the “Reverse Stock Split”), (ii) Cara increased its authorized shares of common stock to 150,000,000, (iii) Merger Sub was merged with and into Legacy Tvardi and Legacy Tvardi became a wholly owned subsidiary of the Company, and (iv) the Company changed its name to “Tvardi Therapeutics, Inc.” Following the completion of the Merger, the business conducted by the Company became primarily the business conducted by Legacy Tvardi, which is a clinical-stage biopharmaceutical company focused on the development of novel, oral small molecule therapies targeting STAT3 to treat fibrosis-driven diseases with significant unmet need.
Immediately prior to the effective time of the Merger, each share of Legacy Tvardi’s preferred stock was converted into one share of Legacy Tvardi’s common stock. At the effective time of the Merger, the Company issued an aggregate of 7,805,161 shares of its common stock to Legacy Tvardi’s stockholders and holders of outstanding convertible promissory notes (the “Convertible Notes”) of Legacy Tvardi, based on (i) an exchange ratio calculated in accordance with the Merger Agreement (the “Exchange Ratio”) and (ii) the terms of the Convertible Notes, resulting in 9,355,542 shares of the Company’s common stock being issued and outstanding immediately following the effective time of the Merger.
In connection with the Merger, the Company and Legacy Tvardi entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with certain of its greater than 5% stockholders, directors and/or entities affiliated with such directors, pursuant to which the Company agreed to file a registration statement with the Securities and Exchange Commission (the “SEC”) within 45 calendar days following the closing of the Merger for purposes of registering for resale shares of the Company’s common stock issued to such parties upon the closing of the Merger.
As of the open of trading on April 16, 2025, the common stock of the Company began trading on The Nasdaq Capital Market (“Nasdaq”) under the symbol “TVRD.”

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY PROSPECTUS Subject to Completion, dated October 20, 2025
2,084,117 Shares of Common Stock
This prospectus relates to the resale by certain of the selling stockholders named in this prospectus (each a “selling stockholder” and, collectively, the “selling stockholders”) of up to 2,084,117 shares of our common stock, par value $0.001 per share (“common stock”) issued to the selling stockholders pursuant to the Agreement and Plan of Merger and Reorganization, dated as of December 17, 2024 (the “Merger Agreement”), by and among Cara Therapeutics, Inc. (“Cara”), CT Convergence Merger Sub, Inc., a wholly owned subsidiary of Cara (“Merger Sub”), and Tvardi Therapeutics, Inc. (“Legacy Tvardi”).
We are registering the offer and sale of these securities to satisfy certain registration rights we have granted. We will bear all costs, expenses and fees in connection with the registration of these shares of common stock, including with regard to compliance with state securities or “blue sky” laws. The selling stockholders will bear all commissions and discounts, if any, attributable to their sale of shares of common stock. See the section titled “Plan of Distribution.” We will not receive any of the proceeds from such sales of the shares of common stock by the selling stockholders pursuant to this prospectus.
In connection with any sales of shares of common stock offered hereby, the selling stockholders will be deemed “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), and any profits on the sales of shares of our common stock by the selling stockholders and any discounts, commissions, or concessions received by the selling stockholders will be deemed to be underwriting discounts and commissions under the Securities Act. The selling stockholders may offer and sell the shares of common stock covered by this prospectus from time to time. The selling stockholders may offer and sell the shares of common stock covered by this prospectus in a number of different ways and at varying prices.
The selling stockholders may sell the shares of common stock being offered for resale through various methods, as described in the section titled “Plan of Distribution.” These sales may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. In connection with any sales of shares of common stock offered hereunder, the selling stockholders and any underwriters, agents, brokers or dealers participating in such sales will be deemed to be “underwriters” within the meaning of the Securities Act.
The selling stockholders may sell any, all or none of the shares of common stock and we do not know when or in what amount the selling stockholders may sell their shares of common stock hereunder following the effective date of this registration statement.
Our common stock is listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “TVRD.” On October  17, 2025, the last quoted sale price for our common stock as reported on Nasdaq was $6.58.
Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in the section titled “Risk Factors” beginning on page 5 of this prospectus.
You should rely only on the information contained in this prospectus or any prospectus supplement or amendment hereto. We have not authorized anyone to provide you with different information.
Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is           , 2025.

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us or on our behalf. Neither we, nor the selling stockholders, have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we, nor the selling stockholders, are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

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ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (the “SEC”) using the “shelf” registration process. Under this shelf registration process, the selling stockholders hereunder may, from time to time, sell the shares of common stock offered by them described in this prospectus. We will not receive any proceeds from the sale by such selling stockholders of the shares of common stock offered by them described in this prospectus.
Neither we nor the selling stockholders have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the selling stockholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the selling stockholders will make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.
We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the section of this prospectus titled “Where You Can Find Additional Information.”
MARKET AND INDUSTRY DATA
This prospectus includes industry and market data that we have obtained from industry publications, third-party studies and surveys, filings of public companies in their respective industries and related industry and internal company surveys. These sources include government and industry sources, which generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. We do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein. Assumptions and estimates of future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause future performance to differ materially from our assumptions and estimates. See “Cautionary Statement Concerning Forward-Looking Statements.”
TRADEMARKS
We have proprietary rights to trademarks, trade names and service marks appearing in this prospectus that are important to our business. This prospectus may also contain trade names, trademarks and service marks belonging to other companies that are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks may appear in this prospectus without the ™ and ® symbols, but such references, or their failure to appear, should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights or the rights of the applicable licensors with respect thereto. We do not intend our use or display of other entities’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

PROSPECTUS SUMMARY
This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our common stock. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections titled “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
OUR COMPANY
Overview
We are a clinical-stage biopharmaceutical company focused on the development of novel, oral, small molecule therapies targeting STAT3 to treat fibrosis-driven diseases with significant unmet need. Based upon our founder’s seminal work and deep understanding of the transcription factor STAT3, we have designed an innovative approach to directly inhibit STAT3, a highly validated, yet historically undruggable target. Leveraging this expertise, we are developing a pipeline of STAT3 inhibitors with a differentiated mechanism of action and convenient oral dosing. Our lead product candidate, TTI-101, is currently in Phase 2 clinical development for the treatment of fibrosis-driven diseases, with an initial focus on idiopathic pulmonary fibrosis (“IPF”), and hepatocellular carcinoma (“HCC”). We expect to report preliminary topline data from its Phase 1b/2 HCC clinical trial in the first half of 2026. Our second product candidate, TTI-109, is also an oral, small molecule STAT3 inhibitor that is structurally related to, yet chemically distinct from, TTI-101 and is designed to enhance our ability to target STAT3. We submitted an Investigational New Drug (“IND”) application for TTI-109 in June 2025. We reported preliminary data from our Phase 2 clinical trial of TTI-101 in IPF in October 2025 and concluded that the study did not meet its goals. We are conducting additional analyses to further understand these results and inform our next steps.
Our Pipeline
Our current pipeline is depicted below:
The U.S. Food and Drug Administration (“FDA”) has granted orphan drug designation for TTI-101 in both IPF and HCC as well as Fast-Track Designation for TTI-101 in HCC.

CORPORATE INFORMATION
On the Closing Date, the Merger closed, and the Delaware corporation formerly known as “Cara Therapeutics, Inc.” completed its previously announced merger with Legacy Tvardi in accordance with the terms of the Merger Agreement, pursuant to which Merger Sub merged with and into Legacy Tvardi, with Legacy Tvardi surviving the merger as a wholly owned subsidiary of Cara. Also on April 15, 2025, Cara changed its name from “Cara Therapeutics, Inc.” to “Tvardi Therapeutics, Inc.”
Pursuant to the Merger Agreement, on the Closing Date, (i) Cara effected a 1-for-3 reverse stock split of its common stock (the “Reverse Stock Split”), (ii) Cara increased its authorized shares of common stock to 150,000,000, (iii) Merger Sub was merged with and into Legacy Tvardi and Legacy Tvardi became a wholly owned subsidiary of the Company, and (iv) the Company changed its name to “Tvardi Therapeutics, Inc.” As of the open of trading on April 16, 2025, the common stock of the Company began trading on Nasdaq under the symbol “TVRD.”
Our principal executive offices are located at 3 Sugar Creek Ctr. Blvd., Suite 525, Sugar Land, Texas 77478, and our telephone number is (713) 489-8654.
Our website address is www.tvarditherapeutics.com. The information on, or that can be accessed through, our website is not part of this prospectus, and you should not consider information contained on our website in deciding whether to purchase shares of our common stock. We have included our website address in this prospectus solely as an inactive textual reference.
We are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We may continue to be a smaller reporting company in any given year if either (i) the market value of our stock held by non-affiliates is less than $250 million as of June 30th in the most recently completed fiscal year, or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million as of June 30th in the most recently completed fiscal year.
Unless expressly indicated or the context requires otherwise, terms such as “Tvardi,” the “Combined Company,” the “Company,” the “Registrant,” “we,” “us” and “our” in this prospectus refer to Tvardi Therapeutics, Inc., the parent entity formerly named Cara Therapeutics, Inc., after giving effect to the Merger, and as renamed Tvardi Therapeutics, Inc., and where appropriate, our wholly-owned subsidiaries (including Legacy Tvardi).

The Offering
Shares of Common Stock Offered Hereunder
We are registering the resale by the selling stockholders named in this prospectus, or their permitted transferees, of an aggregate of 2,084,117 shares of common stock issued pursuant to the Merger Agreement.
Use of Proceeds
We will not receive any proceeds from the sale of our shares of common stock offered by the selling stockholders under this prospectus. See the section titled “Use of Proceeds” appearing elsewhere in this prospectus for more information.
Risk Factors
See the section titled “Risk Factors” and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.
Nasdaq Symbol
“TVRD”

RISK FACTORS
An investment in our common stock involves a high degree of risk. In addition to the risk and uncertainties described under the section titled “Cautionary Note Regarding Forward-Looking Statements,” you should consider carefully the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our consolidated financial statements and related notes, before deciding to invest in our common stock. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our common stock could decline, and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business or results of operations.
Summary Risk Factors
The following summarizes the principal factors that make an investment in the Company speculative or risky, all of which are more fully described below. This summary should be read in conjunction with the entire Risk Factors section and should not be relied upon as an exhaustive summary of the material risks facing our business. The occurrence of any of these risks could harm our business, financial condition, results of operations and/or growth prospects or cause our actual results to differ materially from those contained in forward-looking statements we have made in this prospectus and those we may make from time to time. You should consider all the risk factors described in our public filings when evaluating our business.
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Legacy Tvardi has a limited operating history, which may make it difficult to evaluate the Company’s prospects and likelihood of success.

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Legacy Tvardi has not generated any revenue to date and the Company may never become or remain profitable.

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The Company’s financial condition raises substantial doubt as to its ability to continue as a going concern.

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The Company will require substantial additional capital to fund its operations. If the Company is unable to raise such capital when needed, or on acceptable terms, it may be forced to delay, reduce and/or eliminate one or more of its research and drug development programs, future commercialization efforts or other operations.

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The Company’s business is highly dependent on the success of its product candidates, TTI-101, TTI-109 and any other product candidates that it advances into the clinic. All of the Company’s product candidates will require significant additional preclinical and clinical development before the Company may be able to seek regulatory approval for and launch a product commercially.

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Preclinical and clinical development involves a lengthy, complex and expensive process, with an uncertain outcome.

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The Company’s ongoing and future clinical trials may reveal significant adverse events or unexpected drug-drug interactions not seen in preclinical studies and may result in a safety profile that could delay or prevent regulatory approval or market acceptance of any of its product candidates.

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Interim, blinded and preliminary data from the Company’s clinical trials that it announces or publishes from time to time may change as more patient data become available or as additional analyses are conducted and as the data are subject to audit and verification procedures that could result in material changes in the final data.

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Positive results from early preclinical studies and clinical trials of the Company’s current or future product candidates are not necessarily predictive of the results of later preclinical studies and clinical trials of the Company’s current or future product candidates. If the Company cannot replicate the positive results from its preclinical studies or early clinical trials of current or future product candidates in future clinical trials, it may be unable to successfully develop, obtain regulatory approval for and commercialize any current or future product candidates.

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Although the Company has received U.S. orphan drug designation for TTI-101 for IPF and HCC, it may be unable to obtain and maintain orphan drug designation for its other product candidates and, even if the Company obtains such designation, it may not be able to realize the benefits of such designation, including potential marketing exclusivity of its product candidates, if approved.
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Although the Company has received a Fast Track designation from the U.S. Food and Drug Administration (“FDA”), for TTI-101 for HCC and intends to seek Fast Track designation for TTI-109 for HCC, it may not benefit from a faster development or regulatory review or approval process and a Fast Track designation does not increase the likelihood that its product candidates will receive marketing approval.

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The regulatory approval process is highly uncertain, and the Company may be unable to obtain, or may be delayed in obtaining, U.S. or foreign regulatory approval and, as a result, unable to commercialize TTI-101, TTI-109 or any current or future product candidates. Even if the Company believes that its current, or planned clinical trials are successful, regulatory authorities may not agree that they provide adequate data on safety or efficacy.

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The Company does not currently own or in-license any composition of matter patent protection for the TTI-101 molecule. As such, the Company relies solely upon patents related to methods of use, manufacturing and pharmaceutical compositions.

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It is difficult and costly to protect the Company’s intellectual property and its proprietary technologies, and the Company may not be able to ensure their protection.

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The Company relies on third parties to conduct certain aspects of its preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, the Company may not be able to obtain regulatory approval of or commercialize any potential product candidates.

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Legacy Tvardi identified material weaknesses in its internal control over financial reporting, and, following the Merger, such material weaknesses must be remediated by the Company. If the Company fails to remediate these material weaknesses, or if it experiences additional material weaknesses in the future or otherwise fails to maintain effective internal control over financial reporting in the future, the Company may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect investor confidence in the Company and, as a result, the value of its common stock.

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The market price of the Company’s common stock is expected to be volatile.

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The Company will incur costs and demands upon management as a result of complying with the laws, rules and regulations affecting public companies.

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An active trading market for the Company’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all.

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Future sales of shares by existing stockholders could cause the Company’s stock price to decline.

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If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the Company, its business or its market, its stock price and trading volume could decline.

Risks Related to the Company’s Financial Position and Need for Additional Capital
Legacy Tvardi has incurred significant net losses since inception, and the Company expects to continue to incur significant net losses for the foreseeable future.
Development of biopharmaceutical product candidates is a highly speculative undertaking and involves a substantial degree of risk. The Company is still in the early stages of development of its product candidates and its lead product candidate, TTI-101, is only in a Phase 2 clinical trial for hepatocellular carcinoma (“HCC”). The Company reported preliminary data from its Phase 2 clinical trial of TTI-101 in idiopathic pulmonary fibrosis (“IPF”) in October 2025 and concluded that the study did not meet its goals. The Company is conducting additional analyses to further understand these results and inform next steps. The Company has no products approved for commercial sale and has not generated any revenue to date. The Company has incurred significant net losses since its inception and has financed operations principally through equity and debt financing. The Company continues to incur significant research and development and other expenses related to its ongoing operations. The Company’s net income was $4.2 million and its net loss was $5.4 million for the three and six months ended June 30, 2025, respectively. Legacy Tvardi’s net loss was $7.0 million and $11.2 million for the three and six months ended June 30, 2024, respectively. As of June 30, 2025, it had an accumulated deficit of $97.6 million. The Company has devoted substantially all of its resources and efforts to research and development, and expects that it will be several years, if ever, before the Company has a commercialized product candidate and generates revenue from sales. Even if the Company receives marketing approval for and commercializes one or more of its product candidates, the Company expects that it will continue to incur substantial research and development and other expenses in order to further develop and, if approved, market additional potential product candidates.
Although the Company generated net income for the three months ended June 30, 2025 as a result of the net changes in the fair value of its Convertible Notes, the Company expects to continue to incur significant losses for the foreseeable future, and anticipates that its expenses will increase substantially if, and as, it:
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advances TTI-101, TTI-109 and its other product candidates through clinical development, and, if successful, later-stage clinical trials;

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discovers and develops additional product candidates;

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advances its preclinical development programs into clinical development;

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experiences delays or interruptions to preclinical studies, clinical trials, receipt of services from its third-party service providers on whom the Company relies or its supply chain;

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seeks and maintains regulatory approvals for any product candidates that successfully complete clinical trials;

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commercializes TTI-101, TTI-109, any other product candidates and any future product candidates, if approved;

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increases the amount of research and development activities to identify and develop product candidates;

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hires additional clinical development, quality control, scientific and management personnel;

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expands its operational, financial and management systems and increases personnel, including personnel to support its clinical development and manufacturing efforts and operations as a public company;

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establishes a sales, marketing, medical affairs and distribution infrastructure to commercialize any products for which it may obtain marketing approval and intends to commercialize on its own or jointly with third parties;

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maintains, expands and protects its intellectual property portfolio;

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invests in or in-licenses other technologies or product candidates;

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continues to build out its organization to engage in such activities; and

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incurs additional legal, accounting, investor relations and other general and administrative expenses associated with operating as a public company.

Legacy Tvardi has a limited operating history, which may make it difficult to evaluate the Company’s prospects and likelihood of success.
The Company is a clinical-stage biopharmaceutical company with a limited operating history. Legacy Tvardi was incorporated in 2017, has no products approved for commercial sale and has not generated any revenue to date. The Company’s operations to date have been limited to organizing and staffing its company, business planning, raising capital, establishing its intellectual property portfolio and performing research and development of its product candidates, signaling and biology, medicinal chemistry and clinical insights to discover and develop novel therapies for the treatment of fibrosis-driven diseases, including IPF and certain cancers. The Company’s most advanced product candidate, TTI-101, is in clinical development for the treatment of IPF and HCC, and in preclinical development for the treatment of other indications. The

Company’s second product candidate, TTI-109, is in clinical development. Both programs will require substantial additional development and clinical research time and resources before the Company would be able to apply for or receive regulatory approvals and begin generating revenue from product sales. All of the Company’s product candidates are still in preclinical and early clinical development and may be unable to obtain regulatory approval, manufacture a commercial scale product or arrange for a third party to do so on the Company’s behalf, or conduct sales and marketing activities necessary for successful product commercialization. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval and become commercially viable. In addition, as a business with a limited operating history, the Company may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors and risks frequently experienced by early-stage biopharmaceutical companies in rapidly evolving fields. Consequently, the Company has no meaningful history of operations upon which to evaluate its business, and predictions about any future success or viability may not be as accurate as they could be if the Company had a longer operating history or a history of successfully developing and commercializing drug products.
Legacy Tvardi has not generated any revenue to date and the Company may never become or remain profitable.
The Company’s ability to become profitable depends upon its ability to generate revenue. To date, Legacy Tvardi has not generated any revenue. The Company does not expect to generate significant product revenue unless or until it successfully completes clinical development and obtains regulatory approval of, and then successfully commercializes, at least one of its product candidates. All of its product candidates will require additional preclinical studies or clinical development as well as regulatory review and approval, substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before it can generate any revenue from product sales. The Company will face significant development risk as its product candidate advances through clinical development. The Company’s ability to generate revenue depends on a number of factors, including, but not limited to:
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timely completion of its preclinical studies and current and future clinical trials, which may be significantly slower or more costly than currently anticipated and will depend substantially upon the performance of third-party contractors;

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the Company’s ability to complete IND application-enabling studies and successfully submit INDs or comparable applications to allow it to initiate clinical trials for current or any future product candidates;

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whether the Company is required by the FDA or similar foreign regulatory authorities to conduct additional clinical trials or other studies beyond those planned to support the approval and commercialization of its product candidates or any future product candidates;

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the Company’s ability to demonstrate to the satisfaction of the FDA or similar foreign regulatory authorities the safety, potency, purity and acceptable risk-to-benefit profile of its product candidates or any future product candidates;

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the prevalence, duration and severity of potential side effects or other safety issues experienced with its product candidates or future product candidates;

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the timely receipt of necessary marketing approvals from the FDA or similar foreign regulatory authorities;

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the willingness of physicians, operators of clinics and patients to utilize or adopt any of the Company’s product candidates or future product candidates as potential cancer treatments;

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the Company’s ability and the ability of third parties with whom it contracts to manufacture adequate clinical and commercial supplies of its product candidates or any future product candidates, remain in good standing with regulatory authorities and develop, validate and maintain commercially viable manufacturing processes that are compliant with current good manufacturing practices (“cGMPs”);

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the Company’s ability to successfully develop a commercial strategy and thereafter commercialize its product candidates or any future product candidates in the United States and internationally, if licensed for marketing, reimbursement, sale and distribution in such countries and territories, whether alone or in collaboration with others; and
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the Company’s ability to establish and enforce intellectual property rights in and to its product candidates or any future product candidates.

To become and remain profitable, the Company must develop and eventually commercialize products with significant market potential. This will require it to be successful in a range of challenging activities, including completing preclinical studies and clinical trials, obtaining marketing approval for product candidates, manufacturing, marketing and selling products for which it may obtain marketing approval and satisfying any post-marketing requirements. The Company may never succeed in any or all of these activities and, even if it does, it may never generate revenue that is significant enough to achieve profitability. If the Company does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis. The Company’s failure to become and remain profitable would decrease the value of the company and could impair its ability to raise capital, maintain research and development efforts, expand its business or continue its operations.
The Company’s financial condition raises substantial doubt as to its ability to continue as a going concern.
As a result of the Merger, Cara’s historic business operations ceased, and the Company’s go-forward business operations will be of Legacy Tvardi. The Company’s primary uses of cash are to fund its operations, which consist primarily of research and development costs related to the development of its product candidates, and, to a lesser extent, general and administrative costs. The Company’s net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of its clinical development activities and other research and development activities. The Company expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. Losses are expected to continue as the Company continues to invest in research and development activities. The assessment of the Company’s ability to meet its future obligations is inherently judgmental, subjective and susceptible to change. Given the inherent uncertainties in the forecast, the Company considered both quantitative and qualitative factors that are known or reasonably knowable as of the date that these condensed consolidated financial statements are issued and concluded that there are conditions present in the aggregate that raise substantial doubt about the Company’s ability to continue as a going concern. The Company has based this estimate on assumptions that may prove to be wrong.
In April 2025, as further discussed above, the Company completed its Merger with Cara, through which it acquired approximately $23.9 million in net assets. The Company will require additional funding in order to finance operations and complete its ongoing and planned clinical trials. The Company plans to seek additional funding through equity offerings or debt financings, credit or loan facilities, and strategic alliances and licensing arrangements. However, there can be no assurance that such funding will be available to the Company, will be obtained on terms favorable to the Company, or will provide the Company with sufficient funds to meet its objectives.
The Company will require substantial additional capital to fund its operations. If the Company is unable to raise such capital when needed, or on acceptable terms, it may be forced to delay, reduce and/or eliminate one or more of its research and drug development programs, future commercialization efforts or other operations.
Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. The Company’s operations have consumed substantial amounts of cash since inception. The Company expects its expenses to increase in connection with its ongoing activities, particularly as it conducts its planned clinical trials of TTI-101, TTI-109 and any future product candidates that it may develop, seek regulatory approvals for its product candidates and launch and commercialize any products for which it receives regulatory approval. The Company also expects to incur additional costs associated with operating as a public company. Accordingly, it will need to obtain substantial additional funding in order to maintain its continuing operations. If the Company is unable to raise capital when needed or on acceptable terms, it may be forced to delay, reduce or eliminate one or more of its research and drug development programs or future commercialization efforts.
As of June 30, 2025, Legacy Tvardi had cash and cash equivalents and short-term investments of approximately $20.6 million and $20.3 million, respectively, and the Company will require additional capital in order to complete clinical development of any of its current programs. The Company’s monthly spending levels will vary based on new and ongoing development and corporate activities. Because the length of time and activities associated with development of its product candidates is highly uncertain, the Company is unable to estimate the actual funds it will require for development, marketing and commercialization activities. The Company’s future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:
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the initiation, progress, timing, costs and results of preclinical studies and clinical trials for its product candidates;

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the clinical development plans the Company establishes for its product candidates;

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the timelines of its clinical trials and the overall costs to conduct and complete the clinical trials, including any increased costs due to disruptions caused by marketplace conditions, including the effects of health epidemics, or other geopolitical and macroeconomic conditions;

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the cost and capital commitments required for manufacturing its product candidates at clinical and, if approved, commercial scales;

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the number and characteristics of product candidates that the Company develops;

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the outcome, timing and cost of meeting regulatory requirements established by the FDA and other comparable foreign regulatory authorities;

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whether the Company is able to enter into future collaboration agreements and the terms of any such agreements;

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the ability to achieve and timing of achieving a favorable pricing and reimbursement decision by the pricing authorities in the markets of interest;

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the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights, including patent infringement actions brought by third parties against the Company or its product candidates;

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the effect of competing technological and market developments;

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the cost and timing of completion of commercial-scale outsourced manufacturing activities; and

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the cost of establishing sales, marketing and distribution capabilities for any product candidates for which the Company may receive regulatory approval in regions where it chooses to commercialize its products on its own.

The Company does not have any committed external source of funds or other support for its development efforts and cannot be certain that additional funding will be available on acceptable terms, or at all. Until the Company can generate sufficient revenue to finance its cash requirements, which it may never do, it expects to finance future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements. If the Company raises additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely affect the rights of its common stockholders. Further, to the extent that the Company raises additional capital through the sale of common stock or securities convertible or exchangeable into common stock, your ownership interest will be diluted. In addition, any debt financing may subject the Company to fixed payment obligations and covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If the Company raises additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, the Company may have to relinquish certain valuable intellectual property or other rights to its product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to the Company. The Company also may be required to seek collaborators for any of its product candidates at an earlier stage than otherwise would be desirable or relinquish its rights to product candidates or technologies that it otherwise would seek to develop or commercialize alone. Market volatility resulting from challenging financial markets factors, including the effects of health epidemics and geopolitical conflicts or other factors, could also adversely impact the Company’s ability to access capital when and in the amounts needed. If the Company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, it may have to significantly delay, scale back or discontinue the development or commercialization of one or more of its product candidates or one or more of its other research and development initiatives. Any of the above events could significantly harm its business, prospects, financial condition and results of operations and cause the price of its common stock to decline.
The amount of the Company’s future losses is uncertain, and its quarterly and annual operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause its stock price to fluctuate or decline.
The Company’s quarterly and annual operating results may fluctuate significantly in the future due to a variety of factors, many of which are outside of its control and may be difficult to predict, including the following:
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the timing and success or failure of clinical trials for its product candidates or competing product candidates;

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the Company’s ability to successfully recruit and retain subjects for clinical trials, and any delays caused by difficulties in such efforts;

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the Company’s ability to obtain marketing approval for its product candidates, and the timing and scope of any such approvals it may receive;

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the timing and cost of, and level of investment in, research and development activities relating to its product candidates, which may change from time to time;

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the cost of manufacturing its product candidates, which may vary depending on the difficulty of manufacturing, quantity of production and the terms of its agreements with manufacturers;

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the Company’s ability to attract, hire and retain qualified personnel;

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expenditures that the Company will or may incur to develop additional product candidates;

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the level of demand for its product candidates should they receive approval, which may vary significantly;

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the risk/benefit profile, cost and reimbursement policies with respect to its product candidates, if approved;

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existing and potential future therapeutics that compete with its product candidates;

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changes in the competitive landscape of the Company’s industry, including consolidation among competitors or partners;

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general market conditions or extraordinary external events, such as recessions or the effects of health epidemics;

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the changing and volatile U.S. and global economic and political environments; and

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future accounting pronouncements or changes in its accounting policies.

The cumulative effects of these factors could result in large fluctuations and unpredictability in the Company’s quarterly and annual operating results. As a result, comparing the Company’s operating results on a period-to-period basis may not be meaningful. This variability and unpredictability could also result in it failing to meet the expectations of industry or financial analysts or investors for any period. If the Company’s revenue or operating results fall below the expectations of analysts or investors or below any forecasts the Company may provide to the market, or if the forecasts the Company provides to the market are below the expectations of analysts or investors, the price of its common stock could decline substantially. Such a stock price decline could occur even when the Company has met any previously publicly stated guidance it may provide.

Risks Related to Research and Development and the Biopharmaceutical Industry
The Company’s business is highly dependent on the success of its product candidates, TTI-101, TTI-109 and any other product candidates that it advances into the clinic. All of the Company’s product candidates will require significant additional preclinical and clinical development before the Company may be able to seek regulatory approval for and launch a product commercially.
The Company is currently conducting a Phase 2 clinical trial of TTI-101 in HCC, has no products that are approved for commercial sale and may never be able to develop marketable products. The Company is early in its development efforts and has only two product candidates, TTI-101 and TTI-109, in early clinical development. If TTI-101, TTI-109 or any of its other product candidates encounter safety or efficacy problems, development delays, regulatory issues or other problems, the Company’s development plans and business would be significantly harmed. For example, the Company reported preliminary data from its Phase 2 clinical trial of TTI-101 in IPF in October 2025 and concluded that the study did not meet its goals, and the Company is conducting additional analyses to further understand these results and inform next steps.
Before the Company can generate any revenue from sales of its product candidates, TTI-101, TTI-109 or any of its other product candidates, it must undergo additional preclinical and clinical development, regulatory review and approval in one or more jurisdictions. In addition, if one or more of its product candidates are approved, it must ensure access to sufficient commercial manufacturing capacity and conduct significant marketing efforts in connection with any commercial launch. These efforts will require substantial investment, and the Company may not have the financial resources to continue development of its product candidates.
The Company may experience setbacks that could delay or prevent regulatory approval of the extent of regulatory protection for or its ability to commercialize, its product candidates, including:
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negative or inconclusive results from preclinical studies or clinical trials or the clinical trials of others for product candidates similar to the Company’s, leading to a decision or requirement to conduct additional preclinical testing or clinical trials or abandon a program;

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undesirable product-related side effects experienced by subjects in the Company’s clinical trials or by individuals using drugs or therapeutics similar to its product candidates;

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poor efficacy of the Company’s product candidates during clinical trials;

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delays in submitting IND applications or comparable foreign applications or delays or failure in obtaining the necessary approvals from FDA or other comparable foreign regulatory authorities to commence a clinical trial, or a suspension or termination of a clinical trial once commenced;

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conditions imposed by the FDA or comparable foreign regulatory authorities regarding the scope or design of the Company’s clinical trials;

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delays in enrolling subjects in clinical trials, including due to operational challenges or competition with other clinical trials;

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high drop-out rates or screening failures of subjects from clinical trials;

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inadequate supply or quality of product candidates or other materials necessary for the conduct of the Company’s clinical trials;

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greater than anticipated clinical trial costs;

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inability to compete with other therapies;

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failure to secure or maintain orphan designation in some jurisdictions;

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unfavorable FDA or other regulatory agency inspection and review of a clinical trial site;

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failure of its third-party contractors or investigators to comply with regulatory requirements or otherwise meet their contractual obligations in a timely manner, or at all;

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delays and changes in regulatory requirements, policy and guidelines, including the imposition of additional regulatory oversight around clinical testing generally or with respect to the Company’s technology in particular; or

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varying interpretations of the Company’s clinical and preclinical data by the FDA and other comparable foreign regulatory authorities.

In addition, because the Company’s other product candidates, in particular TTI-109, are based on similar mechanisms of action, if TTI-101 encounters safety or efficacy problems, manufacturing or supply interruptions, developmental delays, regulatory issues or other problems, its development plans and business related to those other indications for TTI-101 as well as other product candidates could be significantly harmed. The Company does not have complete control over many of these factors, including certain aspects of clinical development and the regulatory submission process, potential threats to its intellectual property rights and its manufacturing, marketing, distribution and sales efforts or that of any future collaborator.
Preclinical and clinical development involves a lengthy, complex and expensive process, with an uncertain outcome.
To obtain the requisite regulatory approvals to commercialize any product candidates, the Company must demonstrate through extensive preclinical studies and clinical trials that its product candidates are safe and effective in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. In particular, the general approach for FDA approval of a new drug is dispositive data from two well-controlled, Phase 3 clinical trials of the relevant drug in the relevant patient population. Phase 3 clinical trials typically involve hundreds of patients, have significant costs and take years to complete. A product candidate can fail at any stage of testing, even after observing promising signals of activity in earlier preclinical studies or earlier stage clinical trials. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. For example, the Company reported preliminary data from its Phase 2 clinical trial of TTI-101 in IPF in October 2025 and concluded that the study did not meet its goals. A large number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier clinical trials. Most product candidates that commence clinical trials are never approved as products and there can be no assurance that any of the Company’s future clinical trials will ultimately be successful or support further clinical development of TTI-101, TTI-109 or any of the Company’s other product candidates. Product candidates that appear promising in the early phases of development may fail to reach the market for several reasons, including:
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later stage clinical trials may show the product candidates to be less effective than expected or to have unacceptable side effects or toxicities;

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failure to establish clinical endpoints that applicable regulatory authorities would consider clinically meaningful;

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failure to receive the necessary regulatory approvals;

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development of competing products in the same indication;

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manufacturing costs, formulation issues, pricing or reimbursement issues or other factors that make a product candidate uneconomical; and

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the proprietary rights of others and their competing products and technologies that may prevent one of the Company’s product candidates from being commercialized.

Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in clinical trials have nonetheless failed to obtain marketing approval of their products. Additionally, some of the Company’s clinical trials are open-label, where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. In addition, open-label clinical trials may be subject to an “investigator bias,” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. Therefore, it is possible that positive results observed in open-label clinical trials will not be replicated in later placebo-controlled clinical trials.
In addition, the standards that the FDA and comparable foreign regulatory authorities use when regulating the Company require judgment and can change, which makes it difficult to predict with certainty how they will be applied. Although the Company is initially focusing its efforts on development of small molecule drug products, it may in the future pursue development of other products, which could make it subject to additional regulatory requirements. Any analysis the Company performs of data from preclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. The Company may also encounter unexpected delays or increased costs due to new government regulations. Examples of such regulations include future legislation or administrative action, or changes in FDA policy during the period of product development and FDA regulatory review. It is impossible to predict whether legislative changes will be enacted, or whether FDA or foreign regulations, guidance or interpretations will be changed, or what the impact of such changes, if any, may be. The FDA may also require a panel of experts, referred to as an Advisory Committee, to deliberate on the adequacy of the safety and efficacy data to support approval. The opinion of the Advisory Committee, although not binding, may have a significant impact on the Company’s ability to obtain approval of any product candidates that it develops.
Successful completion of clinical trials is a prerequisite to submitting a new drug application (“NDA”), to the FDA and similar marketing applications to comparable foreign regulatory authorities, for each product candidate, and, consequently, the ultimate approval and commercial marketing of any product candidates. The Company may experience negative or inconclusive results, which may result in it deciding, or being required by regulators, to conduct additional preclinical studies or clinical trials or abandon some or all of its product development programs, which could have a material adverse effect on its business.
The Company’s ongoing and future clinical trials may reveal significant adverse events or unexpected drug-drug interactions not seen in preclinical studies and may result in a safety profile that could delay or prevent regulatory approval or market acceptance of any of its product candidates.
To obtain the requisite regulatory approvals to market and sell TTI-101 or TTI-109 for any indication, or any of the Company’s future product candidates, it must demonstrate through clinical trials that such product candidates are safe and effective for use in each targeted indication. Most product candidates that begin clinical trials are never approved by regulatory authorities for commercialization. Unforeseen side effects could arise either during clinical development, or, if such side effects are more rare, after the Company’s products have been approved by regulatory authorities and the approved product has been marketed, resulting in the exposure of additional patients than if such side effect had arisen during a clinical trial. Further, the Company may be unable to establish clinical endpoints that applicable regulatory authorities would consider clinically meaningful, and a clinical trial can fail at any stage of testing.
The Company completed clinical trials of its lead product candidate, TTI-101, in healthy volunteers and in patients with advanced malignancies, where TTI-101 was observed to be generally well-tolerated. However, if significant adverse events or other side effects are observed in any of its ongoing or future clinical trials, the Company may have difficulty recruiting patients to its clinical trials, patients may drop out of its clinical trials or it may be required to abandon the clinical trials or development efforts altogether. For example, in the Company’s Phase 2 clinical trial in IPF, the Company observed discontinuation rates of 56.7% in the 400mg arm and 62.1% in the 800mg arm, as compared to 10.3% in the placebo arm. The discontinuation rates in the TTI-101 arms were primarily driven by gastrointestinal adverse events, with higher rates of events and discontinuations among patients on concurrent nintedanib. In addition, in the Company’s ongoing Phase 2 clinical trial, the Company is evaluating TTI-101 administered alone or in addition to SoC HCC agents. The Company may encounter unexpected drug-drug interactions in planned clinical trials and may be required to further test these product candidates, including additional drug-drug interaction studies, which may be expensive and time-consuming and result in delays to the Company’s programs.
For example, in the Company’s Phase 1b/2 clinical trial in HCC, the Company explored escalating dosages of TTI-101 up to 1200 mg/day and determined 800 mg/day as the recommended monotherapy Phase 2 dose (“RP2D”). Based upon the HCC RP2D determination as well as other early data, the Company requested that the Safety Monitoring Committee of the Phase 2 clinical trial in IPF convene to consider discontinuation of enrollment to 1200 mg/day arm. The Safety Monitoring Committee agreed with the Company’s recommendation to discontinue enrollment to the 1200 mg/day arm. In addition, after reviewing the benefit-risk of the remaining arms of the clinical trial, they recommended to continue enrollment to the 400 mg/day, 800 mg/day and placebo arms of the clinical trial.
Separately, early safety data from the combination arms (TTI-101 + pembrolizumab or TTI-101 + atezolizumab + bevacizumab) of the Phase 1b/2 clinical trial in HCC revealed a higher-than-expected incidence of pulmonary-related treatment-emergent adverse events, which are known side effects of treatment with standard of care. Based upon this information, and after consultations with thought leaders and investigators, the protocol was modified to explore lower dosages and intermittent schedules of TTI-101 in combination with pembrolizumab or atezolizumab + bevacizumab.
Clinical trials of the Company’s product candidates must be conducted in carefully defined subsets of patients who have agreed to enter into clinical trials. Consequently, it is possible that the Company’s clinical trials, or those of any potential future collaborator, may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any, or alternatively fail to identify undesirable side effects. If one or more of the Company’s product candidates receives marketing approval and the Company, or others, discover that it is less effective than previously believed or causes undesirable side effects that were not previously identified, including during any long-term follow-up observation period recommended or required for patients who receive treatment using the Company’s products, a number of potentially significant negative consequences could result, including:
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regulatory authorities may withdraw approvals of such product, seize the product or seek an injunction against its manufacture or distribution;

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the Company, or any future collaborators, may be required to recall the product, change the way such product is administered to patients or conduct additional clinical trials;

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additional restrictions may be imposed on the marketing of, or the manufacturing processes for, the particular product;

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regulatory authorities may require additional warnings on the label, such as a “black box” warning or a contraindication, or impose distribution or use restrictions;

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the Company, or any future collaborators, may be required to create a Risk Evaluation and Mitigation Strategy (“REMS”), which could include a medication guide outlining the risks of such side effects for distribution to patients, a communication plan for healthcare providers and/or other elements to assure safe use;

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the Company, or any future collaborators, may be subject to fines, injunctions or the imposition of civil or criminal penalties;

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the Company, or any future collaborators, could be sued and held liable for harm caused to patients;

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the product may become less competitive; and

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the Company’s reputation may suffer.

Any of the foregoing could prevent the Company from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm its business, results of operations and prospects, and could adversely impact the Company’s financial condition, results of operations or the market price of its common stock.
The Company may be subject to additional risks because it intends to evaluate its product candidates in combination with the standard of care for the indications that the Company is pursuing.
The Company intends to evaluate its product candidates in combination with other compounds, specifically the standard of care for the indications that the Company is pursuing. The use of the Company’s product candidates in combination with such other compounds may subject it to risks that the Company would not face if its product candidates were being administered as monotherapy. The outcome and cost of developing a product candidate to be used with other compounds is difficult to predict and dependent on a number of factors that are outside its control. If the Company experiences efficacy or safety issues in its clinical trials in which its product candidates are being administered with other compounds, the Company may not receive regulatory approval for its product candidates, which could prevent it from ever generating revenue or achieving profitability.
The Company may experience delays in initiating, completing or ultimately be unable to complete, the development and commercialization of TTI-101, TTI-109 or any other product candidates.
The Company may experience delays in initiating or completing clinical trials. The Company also may experience numerous unforeseen events during, or as a result of, any future clinical trials that could delay or prevent its ability to receive marketing approval or commercialize TTI-101, TTI-109 or any other product candidates, including:
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regulators or institutional review boards (“IRBs”), or ethics committees may not authorize the Company its investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

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the FDA or other comparable regulatory authorities may disagree with the Company’s clinical trial design, including with respect to dosing levels administered in its planned clinical trials, which may delay or prevent the Company from initiating its clinical trials with its originally intended trial design;

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the Company may experience delays in reaching, or fail to reach, agreement on acceptable terms with prospective trial sites and prospective contract research organizations (“CROs”), which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

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patient enrollment in the Company’s clinical trials may be slower than anticipated;

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the number of subjects required for clinical trials of any product candidates may be larger than the Company anticipates, or subjects may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than the Company anticipates;

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the Company’s third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to the Company in a timely manner, or at all, or may deviate from the clinical trial protocol or drop out of the clinical trial, which may require that the Company add new clinical trial sites or investigators;

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the Company may experience delays or interruptions to its manufacturing supply chain, or it could suffer delays in reaching, or may fail to reach, agreement on acceptable terms with third-party service providers on whom it relies;

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additional delays and interruptions to the Company’s clinical trials could extend the duration of the clinical trials and increase the overall costs to finish the clinical trials as its fixed costs are not substantially reduced during delays;

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the Company may elect to, or regulators, IRBs, Data Safety Monitoring Boards (“DSMBs”), or ethics committees may require that it or its investigators suspend or terminate clinical research or trials for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

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the Company may not have the financial resources available to begin and complete the planned clinical trials, or the cost of clinical trials of any product candidates may be greater than it anticipates;

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the supply or quality of its product candidates or other materials necessary to conduct clinical trials of its product candidates may be insufficient or inadequate to initiate or complete a given clinical trial; and

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the FDA or other comparable foreign regulatory authorities may require the Company to submit additional data such as long-term toxicology studies or impose other requirements before permitting it to initiate a clinical trial.

The Company’s product development costs will increase if it experiences additional delays in clinical testing or in obtaining marketing approvals. The Company does not know whether any of its clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. If the Company does not achieve product development goals in the timeframes it announces and expects, the approval and commercialization of its product candidates may be delayed or prevented entirely. Significant clinical trial delays also could shorten any periods during which it may have the exclusive right to commercialize product candidates and may allow competitors to bring products to market before the Company does, potentially impairing its ability to successfully commercialize product candidates and harming its business and results of operations. Any delays in the Company’s clinical development programs may harm its business, financial condition and results of operations significantly
Interim, blinded and preliminary data from the Company’s clinical trials that it announces or publishes from time to time may change as more patient data become available or as additional analyses are conducted and as the data are subject to audit and verification procedures that could result in material changes in the final data.
From time to time, the Company may publish interim, blinded or preliminary data from clinical trials. Interim data from clinical trials that it may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more or longer-term patient data become available. For example, the Company previously reported the preliminary, blinded safety data review of 45 patients in its Phase 2 clinical trial in patients suffering from IPF, which represents a small sample size relative to the Company’s enrollment for the overall clinical trial. The purpose of this blinded data review was to enable an assessment of the overall management and conduct of the clinical trial, without unblinding any individual patient data. The Company reported preliminary data from this trial in October 2025 and concluded that the study did not meet its goals. The Company is conducting additional analyses to further understand these results and inform next steps. Preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data previously published. As a result, interim and preliminary blinded data should be viewed with caution until the final data are available, as initial clinical trial results as necessarily indicative of results that will be obtained in subsequent clinical trials or clinical practice. Differences between preliminary or interim data and final data could significantly harm the Company’s business prospects.
Positive results from early preclinical studies and clinical trials of the Company’s current or future product candidates are not necessarily predictive of the results of later preclinical studies and clinical trials of the Company’s current or future product candidates. If the Company cannot replicate the positive results from preclinical studies or early clinical trials of its current or future product candidates in future clinical trials, the Company may be unable to successfully develop, obtain regulatory approval for and commercialize current or future product candidates.
Positive results from the Company’s preclinical studies of current or future product candidates, and any positive results it may obtain from early clinical trials of its current or future product candidates, including the ongoing and future clinical trials of TTI-101, may not necessarily be predictive of the results from required later preclinical studies and clinical trials. Similarly, even if the Company is able to complete its planned preclinical studies or clinical trials of current or future product candidates according to its current development timeline, the positive results from such preclinical studies and/or clinical trials of current or future product candidates, including TTI-101 and TTI-109, may not be replicated in subsequent preclinical studies or clinical trials. In particular, while the Company has conducted certain preclinical studies of TTI-109 and Phase 1 clinical trials of TTI-101, it does not know whether either of these product candidates will perform in planned clinical trials as it has performed in these prior preclinical studies or early clinical trials. For example, the Company reported preliminary data from its Phase 2 clinical trial of TTI-101 in IPF in October 2025 and concluded that the study did not meet its goals.
There is no guarantee that preclinical results or early clinical results will be replicated in later clinical trials. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development, and the Company cannot be certain that it will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in preclinical studies and clinical trials, including previously unreported adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain approval from the FDA or comparable foreign regulatory authority. If the Company fails to produce positive results in planned preclinical studies or clinical trials of any of its current or future product candidates, the development timeline and regulatory approval and commercialization prospects for its current or future product candidates, and, correspondingly, its business and financial prospects, would be materially adversely affected.
If the Company encounters difficulties enrolling patients in clinical trials, its clinical development activities could be delayed or otherwise adversely affected.
The Company may experience difficulties in patient enrollment in clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with their protocols depends, among other things, on the Company’s ability to enroll a sufficient number of patients who remain in the clinical trial until its conclusion. The enrollment of patients depends on many factors, including:
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the patient eligibility and exclusion criteria defined in the protocol;

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the size of the patient population required for analysis of the clinical trial’s primary endpoints and the process for identifying patients;

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the willingness or availability of patients to participate in the Company’s clinical trials;

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the proximity of patients to clinical trial sites;

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the design of the clinical trial;

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the Company’s ability to recruit clinical trial investigators with the appropriate competencies and experience;

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clinicians’ and patients’ perceptions as to the potential advantages and risks of the product candidate being studied in relation to other available therapies, including any new products that may be approved for the indications the Company is investigating or other preclinical studies or clinical trials enrolling for similar diseases;

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the availability of competing commercially available therapies and other competing product candidates’ clinical trials;

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the Company’s ability to obtain and maintain patient informed consents; and

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the risk that patients enrolled in clinical trials will drop out of the trials before completion.

For example, the Company is initially developing TTI-101 for the treatment of IPF and HCC. In the United States, IPF is estimated to only affect approximately 150,000 patients in the United States. As a result, the Company may encounter difficulties enrolling subjects in its clinical trials of TTI-101 due, in part, to the small size of these patient populations. The Company’s clinical trials compete with other clinical trials for product candidates that are in the same therapeutic areas as its product candidates, and this competition will reduce the number and types of patients available to the Company, because some patients who might have opted to enroll in the Company’s clinical trials may instead opt to enroll in a clinical trial being conducted by one of its competitors. Since the number of qualified clinical investigators is limited, the Company expects to conduct some of its clinical trials at the same clinical trial sites that some of its competitors use, which will reduce the number of patients who are available for the Company’s clinical trials in such clinical trial site. Certain of the Company’s planned clinical trials may also involve invasive procedures such as bronchoscopy and broncho-alveolar lavage, which may lead some patients to drop out of clinical trials to avoid these follow-up procedures.
Additionally, the FDA may modify or enhance clinical trial requirements, which may affect enrollment. For example, in August 2023, the FDA published a guidance document, “Informed Consent, Guidance for IRBs, Clinical Investigators, and Sponsors,” which supersedes past guidance and finalizes draft guidance on informed consent. The FDA’s new guidance presents evolving requirements for informed consent which may affect recruitment and retention of patients in clinical trials. Effects on recruitment and retention of patients may hinder or delay a clinical trial and could cause a significant setback to an applicable program.

The design or execution of the Company’s ongoing and future clinical trials may not support marketing approval.
The design or execution of a clinical trial can determine whether its results will support marketing approval, and flaws in the design or execution of a clinical trial may not become apparent until the clinical trial is well advanced. The Company is currently conducting a Phase 2 clinical trial of TTI-101 in HCC as monotherapy and combination with SoC therapy. In some instances, there can be significant variability in safety or efficacy results between different clinical trials with the same product candidate due to numerous factors, including differences in clinical trial protocols, size and type of the patient populations, variable adherence to the dosing regimen or other protocol requirements and the rate of dropout among clinical trial participants. The Company does not know whether any clinical trials it conducts will demonstrate consistent or adequate efficacy and safety to obtain marketing approval to market its product candidates.
Further, the FDA and comparable foreign regulatory authorities have substantial discretion in the approval process and in determining when or whether marketing approval will be obtained for any of the Company’s product candidates. The Company’s product candidates may not be approved even if they achieve their primary endpoints in future Phase 3 clinical trials or registrational trials. The FDA or comparable foreign regulatory authorities may disagree with the Company’s clinical trial designs and its interpretation of data from preclinical studies or clinical trials. Further, requirements regarding clinical trial data may evolve. Changes to data requirements may cause the FDA or comparable foreign regulatory authorities to disagree with data from preclinical studies or clinical trials, and may require further studies.
In addition, any of these regulatory authorities may change requirements for the approval of a product candidate even after reviewing and providing comments or advice on a protocol for a pivotal Phase 3 or registrational clinical trial. In addition, any of these regulatory authorities may also approve a product candidate for fewer or more limited indications than the Company requests or may grant approval contingent on the performance of costly post-marketing clinical trials. The FDA or comparable foreign regulatory authorities may not approve the labeling claims that the Company believes would be necessary or desirable for the successful commercialization of its product candidates, if approved.
The Company may not be successful in its efforts to identify or discover additional product candidates in the future.
The Company’s research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for a number of reasons, including:
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the Company’s inability to design such product candidates with the pharmacological properties that it desires or attractive PK; or

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potential product candidates may, on further study, be shown to have harmful side effects or other characteristics that indicate that they are unlikely to be medicines that will receive marketing approval and achieve market acceptance.

Research programs to identify new product candidates require substantial technical, financial, and human resources. If the Company is unable to identify suitable compounds for preclinical and clinical development, it will not be able to obtain product revenue in future periods, which likely would result in significant harm to it financial position and adversely impact its stock price.
Due to the Company’s limited resources and access to capital, it must make decisions on the allocation of resources to certain programs and product candidates; these decisions may prove to be wrong and may adversely affect its business.
The Company has limited financial and human resources and intends to initially focus on research programs and product candidates for a limited set of indications. As a result, it may forgo or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential or a greater likelihood of success. In addition, the Company seeks to accelerate its development timelines, including by initiating certain clinical trials of its product candidates before earlier-stage studies have been completed. This approach may cause the Company to commit significant resources to prepare for and conduct later-stage clinical trials for one or more product candidates that subsequently fail earlier-stage clinical testing. Therefore, resource allocation decisions may cause the Company to fail to capitalize on viable commercial products or profitable market opportunities or expend resources on product candidates that are not viable.
There can be no assurance that the Company will ever be able to identify additional therapeutic opportunities for its product candidates or to develop suitable potential product candidates through internal research programs, which could materially adversely affect its future growth and prospects. The Company may focus its efforts and resources on potential product candidates or other potential programs that ultimately prove to be unsuccessful.
The Company may in the future conduct clinical trials for current or future product candidates outside the United States, and the FDA and comparable foreign regulatory authorities may not accept data from such clinical trials.
The Company may in the future choose to conduct one or more clinical trials outside the United States. The acceptance of study data from clinical trials conducted outside the United States or another jurisdiction by the FDA or comparable foreign regulatory authority may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice, (ii) the clinical trials were performed by clinical investigators of recognized competence and (iii) the data may be considered valid without the need for an on-site inspection by the FDA, or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign clinical trials would be subject to the applicable local laws of the foreign jurisdictions where the clinical trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from clinical trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional clinical trials, which could be costly and time-consuming, and which may result in current or future product candidates that the Company may develop not receiving approval for commercialization in the applicable jurisdiction.
Although the Company has received U.S. orphan drug designation for TTI-101 for IPF and HCC, it may be unable to obtain and maintain orphan drug designation for other product candidates and, even if the Company obtains such designation, it may not be able to realize the benefits of such designation, including potential marketing exclusivity of its product candidates, if approved.
Regulatory authorities in some jurisdictions, including the United States and other major markets, may designate drugs intended to treat conditions or diseases affecting relatively small patient populations as orphan drugs. Under the Orphan Drug Act of 1983, the FDA, may designate a product candidate as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as having a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. Although the Company has received U.S. orphan drug designation for TTI-101 for IPF and HCC, the designation of any of its product candidates as an orphan drug does not mean that any regulatory agency will accelerate regulatory review of, or ultimately approve, that product candidate, nor does it limit the ability of any regulatory agency to grant orphan drug designation to product candidates of other companies that treat the same indications as the Company’s product candidates.
Generally, if a product candidate with an orphan drug designation receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or foreign regulatory authorities from approving another marketing application for a product that constitutes a similar medicinal product treating the same indication for that marketing exclusivity period, except in limited circumstances. The applicable period is seven years in the United States. Orphan drug exclusivity may be revoked if any regulatory agency determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of patients with the rare disease or condition.
Although the Company received orphan drug designation for TTI-101 for IPF and HCC, that exclusivity may not effectively protect the product candidate from competition because different drugs with different active moieties can be approved for the same condition in the United States. Even after an orphan drug is approved, the FDA may subsequently approve another drug with the same active moiety for the same condition if the FDA concludes that the latter drug is not a similar medicinal product or is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. Any legislative changes to the orphan drug provisions could change the Company’s opportunities for, or likelihood of success in obtaining, orphan drug exclusivity and would materially adversely affect the Company’s business, results of operations, financial condition and prospects.
Although the Company has received a Fast Track designation from the FDA for TTI-101 for HCC and intends to seek Fast Track designation for TTI-109 for HCC, it may not benefit from a faster development or regulatory review or approval process, and a Fast Track designation does not increase the likelihood that its product candidates will receive marketing approval.
If a drug product is intended for the treatment of a serious or life-threatening disease or condition and it demonstrates the potential to address unmet medical needs for such a disease or condition, the drug sponsor may apply for FDA Fast Track designation for a particular indication. The Company has received Fast Track designation for TTI-101 for the treatment of relapsed/refractory locally advanced, unresectable or metastatic HCC but may never receive Fast Track designation for TTI-109. Marketing applications submitted by sponsors of products in Fast Track development may qualify for priority review under the policies and procedures offered by the FDA, but the Fast Track designation does not assure any such qualification or ultimate marketing licensure by the FDA. Although the Company received Fast Track designation for TTI-101, it may not experience a faster development process, review or licensure compared to conventional FDA procedures or pathways, and receiving a Fast Track designation does not provide assurance of ultimate FDA licensure. In addition, the FDA may withdraw any Fast Track designation granted to the Company if it believes that the designation is no longer supported by data from the Company’s clinical development program. The FDA may also withdraw any Fast Track designation at any time.
Even if a product candidate the Company develops receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.
Even if TTI-101, TTI-109 or any other product candidate the Company develops receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors, such as Medicare and Medicaid programs and managed care organizations, and others in the medical community. In addition, the availability of coverage by third-party payors may be affected by existing and future healthcare reform measures designed to reduce the cost of health care. If the product candidates the Company develops do not achieve an adequate level of acceptance, the Company may not generate significant product revenues and the Company may not become profitable.
The degree of market acceptance of any product candidate, if approved for commercial sale, will depend on a number of factors, including:
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efficacy and potential advantages compared to alternative treatments;

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the ability to offer the Company’s products, if approved, for sale at competitive prices;

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convenience and ease of administration compared to alternative treatments;

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the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

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the recommendations with respect to the Company’s product candidates in guidelines published by various scientific organizations applicable to the Company and its product candidates;

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the strength of marketing and distribution support;

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the ability to obtain sufficient third-party coverage and adequate reimbursement; and

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the prevalence and severity of any side effects.

If government and other third-party payors do not provide coverage and adequate reimbursement levels for any products the Company commercializes, market acceptance and commercial success would be reduced.
The Company faces substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than the Company.
The development and commercialization of new drug products is highly competitive. The Company may face competition with respect to any product candidates that it seeks to develop or commercialize in the future from major biopharmaceutical companies, specialty biopharmaceutical companies and biotechnology companies worldwide. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.
There are a number of biopharmaceutical and biotechnology companies that are currently pursuing the development of products for the treatment of IPF and HCC. Companies that the Company is aware of that are targeting the treatment of various fibrosis indications include companies with significantly more financial resources such as AbbVie Inc., AstraZeneca plc, Bristol Myers Squibb Co., Merck & Co., Inc., Novartis AG, Scholar Rock Inc. and Takeda Pharmaceutical Company. Companies that the Company is aware of that are targeting the treatment of the HCC indication include large companies such as Novartis AG, Bristol Myers Squibb Co., Roche AG, AstraZeneca plc, AbbVie Inc. and Bayer AG.
Many of the Company’s current or potential competitors, either alone or with their strategic partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than the Company does.
Mergers and acquisitions in the biopharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with the Company in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, its programs. The Company’s commercial opportunity could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, more convenient or less expensive than any products that the Company may develop. Furthermore, products currently approved for other indications could be discovered to be effective treatments of fibrosis as well, which could give such products significant regulatory and market timing advantages over TTI-101, TTI-109 or other product candidates that the Company may identify. The Company’s competitors also may obtain FDA or other regulatory approval for their products more rapidly than the Company may obtain approval for its product candidates, which could result in the Company’s competitors establishing a strong market position before the Company is able to enter the market. Additionally, products or technologies developed by the Company’s competitors may render its potential product candidates uneconomical or obsolete, and the Company may not be successful in marketing any product candidates it may develop against competitors. The availability of competitive products could limit the demand, and the price the Company is able to charge, for any products that it may develop and commercialize.
Compliance with governmental regulations regarding the treatment of animals used in research could increase the Company’s operating costs, which would adversely affect the commercialization of its products.
The Animal Welfare Act (“AWA”), is the federal law that covers the treatment of certain animals used in research. Currently, the AWA imposes a wide variety of specific regulations that govern the humane handling, care, treatment and transportation of certain animals by producers and users of research animals, most notably relating to personnel, facilities, sanitation, cage size and feeding, watering and shipping conditions. Third parties with whom the Company contracts are subject to registration, inspections and reporting requirements under the AWA. Furthermore, some states have their own regulations, including general anti-cruelty legislation, which establish certain standards in handling animals. Comparable rules, regulations and/or obligations exist in many foreign jurisdictions. If the Company or its contractors fail to comply with regulations concerning the treatment of animals used in research, the Company may be subject to fines and penalties and adverse publicity, and its operations could be adversely affected.
If product liability lawsuits are brought against the Company, it may incur substantial financial or other liabilities and may be required to limit commercialization of its product candidates.
The Company faces an inherent risk of product liability as a result of testing TTI-101, TTI-109 and any of its other product candidates in clinical trials and will face an even greater risk if it commercializes any products. For example, the Company may be sued if its product candidates cause, or are perceived to cause, injury or are found to be otherwise unsuitable during clinical trials, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If the Company cannot successfully defend itself against product liability claims, it may incur substantial liabilities or be required to limit commercialization of its product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:
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inability to bring a product candidate to the market;

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decreased demand for the Company products;

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injury to the Company’s reputation;

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withdrawal of clinical trial participants and inability to continue clinical trials;

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initiation of investigations by regulators;

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fines, injunctions or criminal penalties;

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costs to defend the related litigation;

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diversion of management’s time and its resources;

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substantial monetary awards to trial participants;

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product recalls, withdrawals or labeling, marketing or promotional restrictions;

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loss of revenue;

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exhaustion of any available insurance and the Company’s capital resources;

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the inability to commercialize any product candidate, if approved; and

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decline in the Company’s share price.

The Company’s inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products it develops. The Company will need to obtain additional insurance for clinical trials as TTI-101 continues clinical development and as additional product candidates, including TTI-109, enter the clinic. However, the Company may be unable to obtain, or may obtain on unfavorable terms, clinical trial insurance in amounts adequate to cover any liabilities from any of its clinical trials. The Company’s insurance policies may also have various exclusions, and the Company may be subject to a product liability claim for which it has no coverage. The Company may have to pay any amounts awarded by a court or negotiated in a settlement that exceed its coverage limitations or that are not covered by its insurance, and the Company may not have, or be able to obtain, sufficient capital to pay such amounts. Even if the Company’s agreements with any future corporate collaborators entitle it to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

Risks Related to Marketing, Reimbursement, Healthcare Regulations and Ongoing Regulatory Compliance
The regulatory approval process is highly uncertain, and the Company may be unable to obtain, or may be delayed in obtaining, U.S. or foreign regulatory approval and, as a result, unable to commercialize TTI-101, TTI-109 or any current or future product candidates. Even if the Company believes its current, or planned clinical trials are successful, regulatory authorities may not agree that they provide adequate data on safety or efficacy.
TTI-101, TTI-109 and any other current or future product candidates the Company develops are subject to extensive governmental regulations relating to, among other things, research, testing, development, manufacturing, approval, recordkeeping, reporting, labeling, storage, packaging, advertising and promotion, pricing, post-approval monitoring, marketing and distribution of products. Rigorous preclinical studies and clinical trials and an extensive regulatory approval process are required to be completed successfully in the United States and in many foreign jurisdictions before a new product can be marketed. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. It is possible that none of the Company’s product candidates will obtain the regulatory approvals necessary for the Company to begin selling them.
As a company, the Company has no prior experience in conducting and managing the clinical trials necessary to obtain regulatory approvals, including approval by the FDA. The time required to obtain FDA and other approvals is unpredictable but typically takes many years following the commencement of clinical trials, depending upon the type, complexity and novelty of the product candidate. The standards that the FDA and its foreign counterparts use when regulating the Company require judgment and can change, which makes it difficult to predict with certainty their application. Any analysis the Company performs of data from preclinical studies and clinical trials is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. The Company may also encounter unexpected delays or increased costs due to new government regulations, for example, from future legislation or administrative action, or from changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. It is impossible to predict whether additional legislative changes will be enacted, or whether FDA or foreign regulations, guidance or interpretations will be changed, or the impact of such changes, if any. Any elongation or de-prioritization of preclinical studies or clinical trials or delay in regulatory review resulting from such disruptions could adversely affect the development and clinical testing of TTI-101, TTI-109 or other current or future product candidates.
Further, the FDA and its foreign counterparts may respond to any NDA that the Company may file by defining requirements that the Company does not anticipate. Such responses could delay clinical development of TTI-101, TTI-109 or any other current or future product candidates.
Any delay or failure in obtaining required approvals could adversely affect the Company’s ability to generate revenue from the particular product candidate for which the Company is seeking approval. Furthermore, any regulatory approval to market a product may be subject to limitations on the approved uses for which the Company may market the product or on the labeling or other restrictions.
The Company is also subject to or may in the future become subject to numerous foreign regulatory requirements governing, among other things, the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process varies among countries and may include all of the risks associated with the FDA approval process described above, as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Moreover, the time required to obtain approval may differ from that required to obtain FDA approval. FDA approval does not ensure approval by regulatory authorities outside the United States and vice versa. Any delay or failure to obtain U.S. or foreign regulatory approval for a product candidate could have a material and adverse effect on the Company’s business, financial condition, results of operations and prospects.

Even if the Company receives regulatory approval for its product candidates, it will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, the Company’s product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal. The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. The Company may be subject to penalties if it fails to comply with regulatory requirements or experience unanticipated problems with its product candidates.
Any regulatory approvals that the Company or its future collaborators obtain for its product candidates may also be subject to limitations on the approved indicated uses for which a product may be marketed or to the conditions of approval or contain requirements for potentially costly post-marketing testing and surveillance to monitor the safety and efficacy of the product candidate.
In addition, if the FDA, the European Medicines Agency (“EMA”), or a comparable foreign regulatory authority approves the Company’s product candidates, the manufacturing processes, labeling, packaging, distribution, post-approval monitoring and AE reporting, storage, import, export, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. The FDA has significant post-market authority, including the authority to require labeling changes based on new safety information and to require post-market studies or clinical trials to evaluate safety risks related to the use of a product or to require withdrawal of the product from the market. The FDA also has the authority to require a REMS plan after approval, which may impose further requirements or restrictions on the distribution or use of an approved drug. The manufacturing facilities the Company uses to make a future product, if any, will also be subject to periodic review and inspection by the FDA and other regulatory agencies, including for continued compliance with cGMPs requirements. The discovery of any new or previously unknown problems with the Company’s third-party manufacturers, manufacturing processes or facilities may result in restrictions on the product, manufacturer or facility, including withdrawal of the product from the market. As the Company expects to rely on third-party manufacturers, it will not have control over compliance with applicable rules and regulations by such manufacturers.
Any product promotion and advertising will also be subject to regulatory requirements and continuing regulatory review. The FDA strictly regulates marketing, labeling, advertising and promotion of prescription drugs. These regulations include standards and restrictions for direct-to-consumer advertising, industry-sponsored scientific and educational activities, promotional activities involving the internet and off-label promotion. Any regulatory approval that the FDA grants is limited to those specific diseases and indications for which a product is deemed to be safe and effective by FDA. Although clinicians may prescribe products for off-label uses as the FDA and other regulatory agencies do not regulate a physician’s choice of drug treatment made in the physician’s independent medical judgment, the Company’s ability to promote any products will be narrowly limited to those indications that are specifically approved by the FDA. In addition, as the Company does not intend to conduct head-to-head comparative clinical trials for its product candidates, it will be unable to make comparative claims regarding any other products in the promotional materials for its product candidates.
If the Company promotes its approved products in a manner inconsistent with FDA-approved labeling or otherwise not in compliance with FDA regulations, it may be subject to significant liability and enforcement action. If the Company or its collaborators, manufacturers or service providers fail to comply with applicable continuing regulatory requirements in the United States or foreign jurisdictions in which the Company seeks to market its product candidates, the Company or its collaborators, manufacturers or service providers may be subject to, among other things, fines, warning or untitled letters, holds on clinical trials, delay of approval or refusal by the FDA or comparable foreign regulatory bodies to approve pending applications or supplements to approved applications, suspension or withdrawal of regulatory approval, product recalls and seizures, administrative detention of products, refusal to permit the import or export of products, operating restrictions, injunction, civil penalties and criminal prosecution. The U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If the Company cannot successfully manage the promotion of any product candidates, if approved, it could become subject to significant liability, which would materially adversely affect its business and financial condition.

Subsequent discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with the Company’s third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:
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restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market or voluntary or mandatory product recalls;

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fines, warning or untitled letters or holds on clinical trials;

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refusal by the Medicines and Healthcare Products Regulatory Agency or the FDA to approve pending applications or supplements to approved applications filed by the Company or its strategic partners;

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suspension or revocation of product license approvals;

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product seizure or detention or refusal to permit the import or export of products; and

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injunctions or the imposition of civil or criminal penalties.

The Company also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. Changes in FDA staffing could result in delays in the FDA’s responsiveness or in its ability to review submissions or applications, issue regulations or guidance, or implement or enforce regulatory requirements in a timely fashion or at all.
Coverage and reimbursement may be limited or unavailable or pricing unfavorable in certain market segments for the Company’s product candidates, if approved, which could make it difficult for the Company to sell any product candidates profitably.
Significant uncertainty exists as to the coverage and reimbursement status of any products for which the Company may obtain regulatory approval. In the United States, sales of any products for which the Company may receive regulatory marketing approval will depend, in part, on the availability of coverage and adequacy of reimbursement from third-party payors. Third-party payors include government authorities such as Medicare, Medicaid, TRICARE and the Veterans Administration, managed care providers, private health insurers, and other organizations. Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Coverage and adequate reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance. Patients are unlikely to use the Company’s product candidates unless coverage is provided, and reimbursement is adequate to cover a significant portion of the cost. The Company cannot be sure that coverage and reimbursement will be available for, or accurately estimate the potential revenue from, its product candidates or assure that coverage and adequate reimbursement will be available for any product that the Company may develop and, if reimbursement is available, what the level of reimbursement will be.
Government authorities and other third-party payors decide which drugs and treatments they will cover and the amount of reimbursement. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:
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a covered benefit under its health plan;

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safe, effective and medically necessary;

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appropriate for the specific patient;

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cost-effective; and

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neither experimental nor investigational.

In the United States, as well as foreign jurisdictions, no uniform policy of coverage and reimbursement for products exists among third-party payors.
Coverage and reimbursement for products may vary depending on the payor, the insurance plan and other factors. As a result, obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require the Company to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of the Company products on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. Even if the Company obtains coverage for a given product, the resulting reimbursement payment rates might not be adequate for it to achieve or sustain profitability or may require co-payments that patients find unacceptably high. Additionally, third-party payors may not cover, or provide adequate reimbursement for, long-term follow-up evaluations required following the use of product candidates, once approved. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for the Company’s product candidates, if approved.
A primary trend in the United States and European healthcare industries is toward cost containment, as legislative bodies, government authorities, third-party payors, and others have attempted to control costs by limiting coverage, pricing and the amount of reimbursement available for certain treatments. Such third-party payors, including Medicare, may question the coverage of, and challenge or seek to lower the prices charged for medical products, and many third-party payors limit coverage and reimbursement for newly approved health care products. Moreover, reimbursement, if available, may vary according to the use of the product and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost products and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors or by future laws, regulations or guidance seeking to limit prescription drug prices. Further, coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which the Company receives regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future. If the Company is unable to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payers for any approved products that the Company develops, or if net prices are reduced by mandatory discounts or rebates, there could be a material adverse effect on the Company’s operating results, its ability to raise capital needed to commercialize products and overall financial condition.
Changes to current healthcare laws and state and federal healthcare reform measures that may be adopted in the future that impact coverage and reimbursement for drug or biologic products may result in additional payment reductions in Medicare and other healthcare funding and otherwise affect the prices the Company may obtain for any product candidates for which it may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.
Recently enacted legislation, future legislation and other healthcare reform measures may increase the difficulty and cost for the Company to obtain marketing approval for and commercialize product candidates and may affect the prices the Company may set.
In the United States and some foreign jurisdictions, there have been, and the Company expects there will continue to be, a number of legislative and regulatory changes to the healthcare system, including cost-containment measures that may reduce or limit coverage and reimbursement for newly approved drugs and affect the Company’s ability to profitably sell any product candidates for which it obtains marketing approval. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare.
For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the “ACA”), was enacted in the United States, which resulted in delays in the implementation of, and action taken to repeal or replace, certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. In addition, there have been a number of health reform initiatives by the Biden administration that have impacted the ACA. For example, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 (“IRA”), into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and through a newly established manufacturer discount program. It is possible that the ACA will be subject to judicial or congressional challenges in the future. Additionally, on

July 4, 2025, the annual reconciliation bill, the One Big Beautiful Bill Act (“OBBBA”), was signed into law which is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. OBBBA also narrows access to ACA marketplace exchange enrollment and declines to extend the ACA enhanced advanced premium tax credits, set to expire in 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. Moreover, the American Taxpayer Relief Act of 2021, effective January 1, 2024, eliminated the statutory cap on rebate amounts owed by drug manufacturers under the MDRP, previously capped at 100% of the Average Manufacturer Price for a covered outpatient drug.
Further, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. For example, the IRA, among other things, (1) directs the Department of Health & Human Services (“HHS”), to negotiate the price of certain single-source drugs and biologics covered under Medicare and (2) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions began to take effect progressively starting in fiscal year 2023. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation for the initial years. HHS has and will continue to issue and update guidance as these programs are implemented. On August 15, 2024, HHS announced the agreed-upon reimbursement prices of the first ten drugs that were subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. On January 17, 2025, HHS selected 15 additional products covered under Part D for price negotiation in 2025. Each year thereafter, more Part B and Part D products will become subject to the Medicare Drug Price Negotiation Program. On December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework.
The current Trump administration is pursuing policies to reduce regulations and expenditures across government including at HHS, the FDA, the Centers for Medicare & Medicaid Services (“CMS”) and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. These actions, for example, include (1) directives to reduce agency workforce; (2) rescinding a Biden administration executive order tasking the Center for Medicare and Medicaid Innovation (“CMMI)” to consider new payment and healthcare models to limit drug spending; (3) eliminating the Biden administration’s executive order that directed HHS to establishing an AI task force and developing a strategic plan; (4) directing HHS and other agencies to lower prescription drug costs through a variety of initiatives, including by improving upon the Medicare Drug Price Negotiation Program and establishing Most-Favored-Nation pricing for pharmaceutical products; (5) imposing tariffs on imported pharmaceutical products; (6) directing certain federal agencies to enforce existing law regarding hospital and plan price transparency and by standardizing prices across hospitals and health plans; and (7) as part of the Make America Healthy Again (“MAHA”) Commission’s recent Strategy Report, working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising. Additionally, in its June 2024 decision in Loper Bright Enterprises v. Raimondo (“Loper Bright”), the U.S. Supreme Court overturned the longstanding Chevron doctrine, under which courts were required to give deference to regulatory agencies’ reasonable interpretations of ambiguous federal statutes. The Loper Bright decision could result in additional legal challenges to current regulations and guidance issued by federal agencies applicable to our operations, including those issued by the FDA. Congress may introduce and ultimately pass health care related legislation that could, among others, impact the drug approval process, modify the Medicare Drug Price Negotiation Program, expand the orphan drug exclusion in the IRA, and reduce Medicaid enrollment and funding. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of current and future cost containment measures or other healthcare reforms may adversely affect our operations and prevent us from being able to generate revenue, attain profitability or commercialize the Company’s product candidates.

The Company’s ability to develop and market new drug products may be impacted if litigation challenging the FDA’s approval of another company’s drug continues. In April 2023, the U.S. District Court for the Northern District of Texas invalidated the approval by the FDA of mifepristone, a drug product, which was originally approved in 2000, and whose distribution is governed by various measures adopted under a REMS. The Court of Appeals for the Fifth Circuit declined to order the removal of mifepristone from the market but did hold that plaintiffs were likely to prevail in their claim that changes allowing for expanded access of mifepristone, which the FDA authorized in 2016 and 2021, were arbitrary and capricious. In June 2024, the Supreme Court reversed and remanded that decision after unanimously finding that the plaintiffs did not have standing to bring this legal action against the FDA. Depending on the outcome of this litigation, if it continues, the Company’s ability to develop TTI-101, TTI-109 or future product candidates the Company may develop may be at risk and could be delayed, undermined or subject to protracted litigation. Finally, the Company could be adversely affected by several significant administrative law cases decided by the U.S. Supreme Court in 2024. In Loper Bright Enterprises v. Raimondo, for example, the court overruled Chevron U.S.A., Inc. v. Natural Resources Defense Council, Inc., which for 40 years required federal courts to defer to permissible agency interpretations of statutes that are silent or ambiguous on a particular topic. The Supreme Court stripped federal agencies of this presumptive deference and held that courts must exercise their independent judgment when deciding whether an agency such as FDA acted within its statutory authority under the Administrative Procedure Act (the “APA”). Additionally, in Corner Post, Inc. v. Board of Governors of the Federal Reserve System, the court held that actions to challenge a federal regulation under the APA can be initiated within six years of the date of injury to the plaintiff, rather than the date the rule is finalized. The decision appears to give prospective plaintiffs a personal statute of limitations to challenge longstanding agency regulations. These decisions could introduce additional uncertainty into the regulatory process and may result in additional legal challenges to actions taken by federal regulatory agencies, including the FDA and the Centers for Medicare & Medicaid Services that the Company relies on. In addition to potential changes to regulations as a result of legal challenges, these decisions may result in increased regulatory uncertainty and delays and other impacts, any of which could adversely impact the Company’s business and operations.
At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints. The Company expects that the ACA, the IRA, and any other healthcare reform measures that may be adopted in the future may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price that the Company receives for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent the Company from being able to generate revenue, attain profitability or commercialize its product candidates, if approved.
The Company’s operations and relationships with healthcare providers, healthcare organizations, customers and third-party payors will be subject to applicable anti-bribery, anti-kickback, fraud and abuse, transparency and other healthcare laws and regulations, which could expose the Company to, among other things, enforcement actions, criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings.
The Company’s future arrangements with healthcare providers, healthcare organizations, third-party payors and customers will expose the Company to broadly applicable anti-bribery, fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which the Company researches, markets, sells and distributes its products, if approved. Restrictions under applicable federal and state anti-bribery and healthcare laws and regulations, include the following:
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the federal Anti-Kickback Statute, which prohibits, among other things, individuals and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal and state healthcare program such as Medicare and Medicaid.

A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
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the federal criminal and civil false claims laws, including the federal False Claims Act, which can be enforced through civil whistleblower or qui tam actions against individuals or entities, and the Federal Civil Monetary Penalties Laws, which prohibit, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. Moreover, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act;

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Health Insurance Portability and Accountability Act (“HIPAA”), which imposes criminal and civil liability, prohibits, among other things, knowingly and willfully executing, or attempting to execute a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), and their respective implementing regulations, which impose obligations on certain healthcare providers, health plans and healthcare clearinghouses, known as covered entities, as well as their business associates that perform certain services involving the storage, use or disclosure of individually identifiable health information for or on behalf of a covered entity and their covered subcontractors, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information, and require notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information;

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the federal legislation commonly referred to as the Physician Payments Sunshine Act, enacted as part of the ACA, and its implementing regulations, which requires certain manufacturers of covered drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid or the Children’s Health Insurance Program, with certain exceptions, to report annually to CMS, information on certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), teaching hospitals and certain other health care providers (such as physician assistants and nurse practitioners), as well as ownership and investment interests held by physicians and their immediate family members;

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the U.S. Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), which prohibits, among other things, U.S. companies and their employees and agents from authorizing, promising, offering or providing, directly or indirectly, corrupt or improper payments or anything else of value to foreign government officials, employees of public international organizations and foreign government owned or affiliated entities, candidates for foreign political office and foreign political parties or officials thereof;

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; and

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certain state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to clinicians and other healthcare providers or marketing expenditures and drug pricing information, and state and local laws that require the registration of pharmaceutical sales representatives.

If the Company or its collaborators, manufacturers or service providers fail to comply with applicable federal, state or foreign laws or regulations, it could be subject to enforcement actions, which could affect the Company’s ability to develop, market and sell its product candidates successfully and could harm its reputation and lead to reduced acceptance of its products, if approved by the market.
Efforts to ensure that the Company’s current and future business arrangements with third parties comply with applicable healthcare laws and regulations could involve substantial costs. It is possible that governmental authorities will conclude that the Company’s business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If the Company’s operations are found to be in violation of any such requirements, it may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, the curtailment or restructuring of its operations, loss of eligibility to obtain approvals from the FDA, exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, integrity oversight and reporting obligations or reputational harm, any of which could adversely affect its financial results. These risks cannot be entirely eliminated. Any action against the Company for an alleged or suspected violation could cause it to incur significant legal expenses and could divert management’s attention from the operation of its business, even if the defense is successful. In addition, achieving and sustaining compliance with applicable laws and regulations may be costly to the Company in terms of money, time and resources.
If the Company fails to comply with environmental, health and safety laws and regulations, it could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of its business.
The Company is subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. The Company’s research and development activities involve the use of biological and hazardous materials and produce hazardous waste products. The Company generally contracts with third parties for the disposal of these materials and wastes. The Company cannot eliminate the risk of contamination or injury from these materials, which could cause an interruption of its commercialization efforts, research and development efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although the Company believes that the safety procedures utilized by its third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, it cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, the Company may be held liable for any resulting damages and such liability could exceed its resources and state or federal or other applicable authorities may curtail its use of certain materials and/or interrupt its business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. The Company cannot predict the impact of such changes and cannot be certain of its future compliance. In addition, the Company may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair its research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.
Although the Company maintains workers’ compensation insurance to cover costs and expenses it may incur due to injuries to its employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities. The Company does not carry specific biological waste or hazardous waste insurance coverage, workers’ compensation or property and casualty and general liability insurance policies that include coverage for damages and fines arising from biological or hazardous waste exposure or contamination.
The Company’s future growth may depend, in part, on its ability to penetrate foreign markets, where it would be subject to additional regulatory burdens and other risks and uncertainties that could materially adversely affect its business.
The Company is not permitted to market or promote any of its current or future product candidates before it receives regulatory approval from the applicable regulatory authority in that foreign market, and the Company may never receive such regulatory approval for any of its current or future product candidates. To obtain separate regulatory approval in many other countries, the Company must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of its current or future product candidates, and the Company cannot predict success in these jurisdictions. If it obtains approval of its current or future product candidates and ultimately commercializes its current or future product candidates in foreign markets, the Company would be subject to additional risks and uncertainties, including:
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differing regulatory requirements in foreign countries, such that obtaining regulatory approvals outside of the United States may take longer and be more costly than obtaining approval in the United States;

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the Company’s customers’ ability to obtain reimbursement for current or future product candidates in foreign markets;

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the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements;

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different medical practices and customs in foreign countries affecting acceptance in the marketplace;

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import or export licensing requirements;

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longer accounts receivable collection times;

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longer lead times for shipping;

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language barriers for technical training;

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reduced protection of intellectual property rights in some foreign countries;

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the existence of additional potentially relevant third-party intellectual property rights;

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economic weakness, including inflation, or political instability in particular foreign economies and markets;

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compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

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foreign taxes, including withholding of payroll taxes;

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foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

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difficulties staffing and managing foreign operations;

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workforce uncertainty in countries where labor unrest is more common than in the United States;

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potential liability under the FCPA or comparable foreign regulations;

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the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute;

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production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

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business interruptions resulting from geopolitical actions, including war and terrorism.

Foreign sales of current or future product candidates could also be adversely affected by the imposition of governmental controls, political and economic instability, trade restrictions and changes in tariffs.
Governments outside the United States tend to impose strict price controls, which may adversely affect the Company’s revenue, if any.
In some countries, particularly in the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a drug. To obtain coverage and reimbursement or pricing approval in some countries, the Company may be required to conduct a clinical trial that compares the cost-effectiveness of its product candidate to other available therapies. In addition, many countries outside the United States have limited government support programs that provide for reimbursement of drugs such as the Company’s product candidates, with an emphasis on private payors for access to commercial products. If reimbursement of the Company’s products, if approved, is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, the Company’s business could be materially harmed.
Inadequate funding for the FDA, the SEC and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of the Company’s business may rely, which could negatively impact its business.
The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the FDA and other government agencies on which the Company’s operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.
Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect the Company’s business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs, or if global health concerns prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process the Company’s regulatory submissions, which could have a material adverse effect on the Company’s business. Further, in the Company’s operations as a public company, future government shutdowns could impact its ability to access the public markets and obtain necessary capital in order to properly capitalize and continue its operations.
The Company is subject to certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations. The Company can face serious consequences for violations.
Among other matters, U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations, which are collectively referred to as Trade Laws, prohibit companies and their employees, agents, contract research organizations, legal counsel, accountants, consultants, contractors and other partners from authorizing, promising, offering, providing, soliciting or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences. The Company has direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. The Company also expects its non-U.S. activities to increase in time. The Company plans to engage third parties for clinical trials and/or to obtain necessary permits, licenses, patent registrations and other regulatory approvals and it can be held liable for the corrupt or other illegal activities of its personnel, agents or partners, even if the Company does not explicitly authorize or have prior knowledge of such activities.
Risks Related to the Company’s Intellectual Property
The Company’s commercial success depends in part on its and its current or future licensors’, including Baylor College of Medicine (“BCM”), ability to obtain, maintain, enforce, and otherwise protect its intellectual property and proprietary technology, and if the scope of the intellectual property protection obtained is not sufficiently broad, the Company’s competitors or other third parties could develop and commercialize similar products and product candidates and the Company’s ability to successfully develop and commercialize its product candidates may be adversely affected.
The Company’s commercial success depends, in large part, on its ability and the ability of its current and future licensors to obtain and maintain intellectual property rights protection through patents, trademarks and trade secrets in the United States and other countries with respect to its product candidates. If the Company and its current and future licensor do not adequately protect the Company’s intellectual property rights, competitors or other third parties may be able to erode, negate or preempt any competitive advantage the Company may have, which could harm its business and ability to achieve profitability.
If the scope of the patent protection the Company obtains is not sufficiently broad, it may not be able to prevent others from developing and commercializing technology and products similar or identical to the Company’s product candidates. The degree of patent protection the Company requires to successfully compete in the marketplace may be unavailable or severely limited in some cases and may not adequately protect its rights or permit the Company to gain or keep any competitive advantage. The Company cannot provide any assurances that any of its own or its licensor’s patents have, or that any of its own or its licensor’s pending patent applications that mature into issued patents will include claims with a scope sufficient to protect its product candidates or otherwise provide any competitive advantage. Other parties may develop technologies that may be related or competitive with the Company’s approach and may have filed or may file patent applications and may have been issued or may be issued patents with claims that overlap or conflict with the Company’s patent portfolio, either by claiming the same compounds, formulations or methods or by claiming subject matter that could dominate its patent position. In addition, the laws of foreign countries may not protect its rights to the same extent as the laws of the United States.
The Company’s patent portfolio may not provide it with any meaningful protection or prevent competitors from designing around its patent claims, enabling its competitors to circumvent the Company’s patent portfolio by developing similar or alternative pharmaceutical products in a non-infringing manner. For example, a third party may develop a pharmaceutical product that provides benefits similar to the Company’s pharmaceutical products but falls outside the scope of its patent protection or licensed rights. If the patent protection provided by the patent and patent applications the Company holds or pursues with respect to its product candidates is not sufficiently broad to impede such competition, its ability to successfully commercialize its product candidates could be negatively affected, which would harm its business.
It is possible that defects of form in the preparation or filing of the Company’s patent portfolio may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope or requests for patent term adjustments. If the Company or its future partners or collaborators fail to establish, maintain or protect the Company’s patents and other intellectual property rights, such rights may be reduced or eliminated. In addition, while the Company has the right to provide input, it does not have the right to control prosecution or maintain certain patents and patent applications that the Company has in-licensed from BCM. If BCM is not fully cooperative or disagrees with the Company as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form, preparation, prosecution or enforcement of the Company’s patent portfolio, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents. Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and/or applications will be due to be paid to the U.S. Patent and Trademark Office (“USPTO”), and various government patent agencies outside of the United States over the lifetime of the Company’s owned or licensed patents and patent applications. The Company currently relies on its outside counsel and BCM to pay these fees due to U.S. and non-U.S. patent agencies. The USPTO and various non-U.S. government patent agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. Any of these outcomes could impair the Company’s ability to prevent competition from third parties, which may have an adverse impact on its business.
The patent position of biotechnology and pharmaceutical companies carries uncertainty. In addition, the determination of patent rights with respect to pharmaceutical products commonly involves complex legal and factual questions, which are dependent upon the current legal and intellectual property context, extant legal precedent and interpretations of the law by individuals. As a result, the issuance, scope, validity, enforceability and commercial value of the Company’s patent rights are characterized by uncertainty.
The Company’s competitors may seek approval to market their own products similar to or otherwise competitive with the Company’s products. In these circumstances, the Company may need to defend or assert its own and in-licensed patents, or both, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or other agency with jurisdiction may find the Company’s patents invalid or unenforceable, or that the Company’s competitors do not infringe its own and licensed patents. As such, even if the Company has valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve its business objectives.
The Company also maintains certain information as company trade secrets. This information may relate to inventions that are not patentable or not optimally protected with patents. The Company uses commercially acceptable practices to protect this information, including, for example, limiting access to the information and requiring passwords for its computers. Additionally, the Company executes confidentiality agreements with any third parties to whom the Company may provide access to the information and with its employees, consultants, scientific advisors, collaborators, vendors, contractors and advisors. The Company cannot provide any assurances that all such agreements have been duly executed, and third parties may still obtain this information or may come upon this or similar information independently. It is possible that technology relevant to the Company’s business will be independently developed by a person who is not a party to such a confidentiality or invention assignment agreement. If any of the Company’s trade secrets were to be independently developed by a competitor or other third party, the Company would have no right to prevent such competitor or third party, or those to whom they communicate such independently developed information, from using that information to compete with the Company. The Company may not be able to prevent the unauthorized disclosure or use of its technical knowledge or trade secrets by contract manufacturers, consultants, collaborators, vendors, advisors, former employees and current employees. Monitoring unauthorized uses and disclosures is difficult and the Company does not know whether the steps the Company has taken to protect its proprietary technologies will be effective. Furthermore, if the parties to the Company’s confidentiality agreements breach or violate the terms of these agreements, the Company may not have adequate remedies for any such breach or violation, and it could lose its trade secrets as a consequence of such breaches or violations. The Company’s trade secrets could otherwise become known or be independently discovered by its competitors. Additionally, if the steps taken to maintain its trade secrets are deemed inadequate, the Company may have insufficient recourse against third parties for misappropriating its trade secrets. If any of these events occurs or if the Company otherwise loses protection for its trade secrets, its business, financial condition, results of operation and prospects may be materially and adversely harmed.
Pending patent applications cannot be enforced against third parties unless and until a patent issues. Even if the Company obtains any patents covering its product candidates or its technology, they could nonetheless be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad.
Pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Assuming the other requirements for patentability are met, currently, the first to file a patent application is generally entitled to the patent. However, prior to March 16, 2013, in the United States, the first to invent was entitled to the patent. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are not published until 18 months after filing, or in some cases not at all. Therefore, the Company cannot be certain that it or its licensor were the first to make the inventions claimed in its own or in-licensed patents and patent applications, or that the Company or its licensor were the first to file for patent protection of such inventions. If third parties have filed prior patent applications on inventions claimed in the Company’s patent portfolio that were filed on or before March 15, 2013, an interference proceeding in the United States can be initiated by such third parties to determine who was the first to invent any of the subject matter covered by the Company’s patent portfolio. If third parties have filed such prior applications after March 15, 2013, a derivation proceeding in the United States can be initiated by such third parties to determine whether the Company’s invention was derived from theirs.
Moreover, because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, the patents of the Company’s patent portfolio may be challenged in the courts or patent offices in the United States and abroad. There is no assurance that all the potentially relevant prior art relating to the Company’s patent portfolio has been found. If such prior art exists, it may be used to invalidate a patent or may prevent a patent from issuing from a pending patent application. For example, such patent filings may be subject to a third-party submission of prior art to the USPTO, or to other patent offices around the world. There also may be prior art of which the Company is aware, but which it does not believe affects the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. Alternately or additionally, the Company may become involved in post-grant review procedures, oppositions, derivation proceedings, ex parte reexaminations, inter partes review, supplemental examinations or interference proceedings or challenges before the USPTO or in district court in the United States, or similar proceedings in various foreign jurisdictions, including both national and regional, challenging patents or patent applications in which the Company has rights, including patents on which the Company relies to protect its business. An adverse determination in any such challenges may result in loss of the patent or claims in the patent portfolio being narrowed, invalidated or held unenforceable, in whole or in part, or in denial of the patent application or loss or reduction in the scope of one or more claims of the patent portfolio, any of which could limit the Company’s ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of the Company’s technology and products.
Pending and future patent applications may not result in patents being issued that protect the Company’s business, in whole or in part, or which effectively prevent others from commercializing competitive products. Competitors may also be able to design around the Company’s own and in-licensed patents. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of the Company’s own and in-licensed patents or narrow the scope of its own and in-licensed patent protection. In addition, the laws of foreign countries may not protect the Company’s rights to the same extent or in the same manner as the laws of the United States. For example, patent laws in various jurisdictions, including jurisdiction covering significant commercial markets, such as the European Patent Office, China and Japan, restrict the patentability of methods of treatment of the human body more than U.S. law does. If these developments were to occur, they could have a material adverse effect on the Company’s ability to generate revenue.
The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that the Company, its licensor or any future collaborators or partners will be successful in protecting the Company’s product candidates by obtaining and defending patents.
The patent application process is subject to numerous risks and uncertainties, including that:
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the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance, whether intentional or not, can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case;

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patent applications may not result in any patents being issued;

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the Company’s own or in-licensed patents that have been issued or may be issued in the future may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;

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the Company’s competitors, many of whom may have substantially greater resources and many of whom may have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with or eliminate the Company’s ability to make, use and sell its product candidates;

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there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns;

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countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing products;

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countries other than the United States may, under certain circumstances, force the Company to grant a license under its patents to a competitor, allowing the competitor to compete with the Company in that jurisdiction or forcing it to lower the price of its drug in that jurisdiction; and

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the Company, its licensor, and any future partners or collaborators, as the case may be, may fail to meet the Company’s obligations to the U.S. government in regards to any co-owned or in-licensed patents and patent applications that are funded or may be funded by U.S. government grants, leading to the loss of patent rights.

The Company does not currently own or in-license any composition of matter patent protection for the TTI-101 molecule. As such, the Company relies solely upon patents related to methods of use, manufacturing and pharmaceutical compositions.
Composition-of-matter patents on the active pharmaceutical ingredient (“API”), in prescription drug products are generally considered to be the strongest form of intellectual property protection for drug products because those types of patents provide protection without regard to any particular method of use or manufacture or formulation of the API used. The Company does not own or in-license any patents or patent applications in the United States or any other jurisdiction with respect to the TTI-101 molecule. As the compound was made public before a patent application could be filed, the Company will not be able to obtain patents or patent applications in the United States or any other jurisdiction with respect to TTI-101 molecule.
Instead, the Company has filed patent applications and in-licensed patents and patent applications covering methods-of-use of TTI-101 and pharmaceutical composition of TTI-101. Method-of-use patents protect the use of a compound for the specified method. Pharmaceutical composition patents protect the compositions of TTI-101 with other components. Method-of-use patents do not prevent a competitor or other third party from developing or marketing TTI-101 for an indication that is outside the scope of the Company’s patented methods of use. Pharmaceutical composition patents do not prevent a competitor or other third party from developing or marketing a different formulation of TTI-101 that is outside the scope of the Company’s patented formulations. Moreover, with respect to method-of-use patents, even if competitors or other third parties do not actively promote their product for the Company’s targeted indications or uses for which the Company may obtain patents, physicians may recommend that patients use these products off-label, or patients may do so themselves. Although off-label use may infringe or contribute to the infringement of method-of-use patents, the practice is common, and this type of infringement is difficult to prevent or prosecute.
There may be publications and other prior art that may be relevant to the Company’s patent portfolio and may be used to challenge the validity of these owned or in-licensed patents and patent applications in litigation or other intellectual property-related proceedings. If these types of challenges are successful, the scope of the Company’s patent portfolio may be narrowed or found to be invalid, and the Company may lose valuable intellectual property rights. Any of the foregoing could have a material adverse effect on the Company’s business, financial conditions, prospects and results of operations.
It is difficult and costly to protect the Company’s intellectual property and the Company’s proprietary technologies, and the Company may not be able to ensure their protection.
The Company’s commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection for its product candidates, as well as on its ability to successfully defend these patents against potential third-party challenges. The Company’s ability to protect its product candidates from unauthorized making, using, selling, offering to sell or importing by third parties is dependent on the extent to which the Company has rights under valid and enforceable patents that cover these activities.
The patent positions of pharmaceutical, biotechnology and other life sciences companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved and have in recent years been the subject of much litigation. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of the Company’s intellectual property. Over the past decade, U.S. federal courts have increasingly invalidated pharmaceutical and biotechnology patents during litigation often based on changing interpretations of patent law. Further, the determination that a patent application or patent claim meets all the requirements for patentability is a subjective determination based on the application of law and jurisprudence. The ultimate determination by the USPTO or by a court or other trier of fact in the United States, or corresponding foreign national patent offices or courts, on whether a claim meets all requirements of patentability cannot be assured. Although the Company has conducted searches for third-party publications, patents and other information that may affect the patentability of certain claims in the Company’s patent portfolio, it cannot be certain that all relevant information has been identified. Accordingly, the Company cannot predict the breadth of claims that may be allowed or enforced in its own patent portfolio.
The Company cannot provide assurances that any of the patent applications in its patent portfolio will be found to be patentable, including over its own prior art publications or patent literature, or will issue as patents. Neither can the Company make assurances as to the scope of any claims that may issue from the patent applications of its patent portfolio, nor to the outcome of any proceedings by any potential third parties that could challenge the patentability, validity or enforceability of its patent portfolio in the United States or foreign jurisdictions. Any such challenge, if successful, could limit patent protection for its product candidates and/or materially harm its business.
In addition to challenges during litigation, third parties can challenge the validity of the Company’s and its licensor’s patents in the United States using post-grant review and inter partes review proceedings, which some third parties have been using to cause the cancellation of selected or all claims of issued patents of competitors. For a patent filed March 16, 2013, or later, a petition for post-grant review can be filed by a third party in a nine-month window from issuance of the patent. A petition for inter partes review can be filed immediately following the issuance of a patent if the patent has an effective filing date prior to March 16, 2013. A petition for inter partes review can be filed after the nine-month period for filing a post-grant review petition has expired for a patent with an effective filing date of March 16, 2013, or later. Post-grant review proceedings can be brought on any ground of invalidity, whereas inter partes review proceedings can only raise an invalidity challenge based on published prior art and patents. These adversarial actions at the USPTO review patent claims without the presumption of validity afforded to U.S. patents in lawsuits in U.S. federal courts and use a lower burden of proof than used in litigation in U.S. federal courts. Therefore, it is generally considered easier for a competitor or third party to have a U.S. patent invalidated in a USPTO post-grant review or inter partes review proceeding than invalidated in a litigation in a U.S. federal court. If any of the Company’s own or in-licensed patents are challenged by a third party in such a USPTO proceeding, there is no guarantee that the Company will be successful in defending the patent, which may result in a loss of the challenged patent right to the Company.
The degree of future protection for the Company’s proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect its rights or permit the Company to gain or keep its competitive advantage. For example:
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the Company may not be able to generate sufficient data to support full patent applications that protect the entire breadth of developments in one or more of the Company’s programs;

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it is possible that one or more of the patent applications in the Company’s patent portfolio will not become an issued patent or, if issued, that the patent(s) claims will have sufficient scope to protect its technology, provide the Company with commercially viable patent protection or provide it with any competitive advantages;

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if the pending applications in the Company’s patent portfolio issue as patents, they may be challenged by third parties as invalid or unenforceable under United States or foreign laws;

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the Company may not successfully commercialize its product candidates, if approved, before the relevant patents in its patent portfolio expire;

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the Company may not be the first to make the inventions covered by its patent portfolio;

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the Company may not develop additional proprietary technologies or inventions on its product candidates that are separately patentable; or

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it is possible that there are unpublished patent applications maintained in secrecy that may later issue with claims related to its product candidates or products or technology similar to the Company’s.

In addition, to the extent that the Company is unable to obtain and maintain patent protection for its product candidates, or in the event that such patent protection expires, it may no longer be cost-effective to extend the Company’s portfolio by pursuing additional development of any of its product candidates for follow-on indications.
The Company’s intellectual property licensed from third parties may be subject to retained rights.
The Company’s licensors may retain certain rights under the relevant agreements with the Company, including the right to use the underlying product candidates for academic and research use, to publish general scientific findings from research related to the product candidates, to make customary scientific and scholarly disclosures of information relating to the product candidates. For example, the Company depends on its license agreements with the BCM for the development of its product candidates, pursuant to which the Company has an exclusive, worldwide, sublicensable license under BCM’s rights to certain patents and patent applications related to STAT3 inhibitors in various indications. BCM has retained rights under the license agreements to grant a non-exclusive license to other academic or research institutions for non-commercial research purposes, and, if required by law, to grant a non-exclusive license to the U.S. government or to a foreign state pursuant to a treaty with the United States; BCM’s rights to make or use the licensed patents and technology for non-commercial research, patient care and educational purposes; and additional rights reserved by the government of the United States. BCM has retained rights under the license agreements to the extent necessary to carry out its obligations for manufacturing under the license agreements with BCM. It is difficult to monitor whether BCM will limit its use of the intellectual property exclusively licensed to the Company for these permitted uses, and the Company could incur substantial expenses to enforce its rights to its licensed product candidates in the event of misuse.
In addition, the U.S. federal government retains certain rights in inventions produced with its financial assistance under Patent and Trademark Law Amendments Act (the “Bayh-Dole Act”). The U.S. federal government retains a “nonexclusive, nontransferable, irrevocable, paid-up license” for its own benefit. The Bayh-Dole Act also provides federal agencies with “march-in rights.” March-in rights allow the government, in specified circumstances, to require the contractor or successors in title to the patent to grant a “nonexclusive, partially exclusive, or exclusive license” to a “responsible applicant or applicants.” If the patent owner refuses to do so, the government may grant the license itself. The Company may at times choose to collaborate with academic institutions to accelerate its preclinical research or development. If the Company engages with university partners in projects where there is a risk that federal funds may be commingled, it cannot be sure that any co-developed intellectual property will be free from government rights pursuant to the Bayh-Dole Act. If the federal government chooses to exercise its march-in rights with respect to any patents or technology the Company in-licensed and which is critical to its business that is developed in whole or in part with federal funds subject to the Bayh-Dole Act, the Company’s ability to enforce or otherwise exploit patents covering such patents or technology may be adversely affected.
Patent terms may be inadequate to protect the Company’s competitive position on its products for an adequate amount of time.
Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. The patent term of a U.S. patent may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in granting a patent or may be shortened if a patent is terminally disclaimed over an earlier-filed patent.
Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new pharmaceutical products, patents protecting such pharmaceutical products might expire before or shortly after such pharmaceutical products are commercialized.
In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984 permits a Patent Term Extension (“PTE”), of up to five years beyond the normal expiration of the patent to compensate patent owners for loss of enforceable patent term due to the lengthy regulatory approval process. A PTE grant cannot extend the remaining term of a patent beyond a total of 14 years from the date of the product approval. Further, PTE may only be applied once per product, and only with respect to an approved indication — in other words, only one patent (for example, covering the product itself, an approved use of said product, or a method of manufacturing said product) can be extended by PTE. The Company anticipates applying for PTE in the United States. Similar extensions may be available in other countries where the Company is prosecuting patents, and the Company likewise anticipates applying for such extensions.
In the United States, the Company’s broadest patent, 8,779,001, which protects the use of TTI-101 for inhibiting STAT3, is set to expire on November 13, 2030. The Company may potentially apply PTE and Orphan Drug Exclusivity to the 8,779,001 patent, extending the patent term of the 8,779,001 patent by up to seven years. After expiration of the 8,779,001 patent, the Company’s commercial use of TTI-101 will be protected by formulation patents and manufacturing patents that the Company owns; however these patents provide narrower protection than the 8,779,001 patent. If a competitor designs a formulation of TTI-101 that is not covered by any of the Company’s formulation or manufacturing patents, then the Company may not be able to prevent them from selling their formulation of TTI-101 to inhibit STAT3.
The granting of patent term extensions is not guaranteed and is subject to numerous requirements. The Company might not be granted an extension because of, for example, failure to apply within applicable periods, failure to apply prior to the expiration of relevant patents or otherwise failure to satisfy any of the numerous applicable requirements. In addition, to the extent the Company wishes to pursue patent term extension based on a patent that it has in-licensed from BCM or another third party, the Company would need the cooperation of BCM or the other third party. Moreover, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with the Company’s assessment of whether such extensions are available, and may refuse to grant extensions to its patents, or may grant more limited extensions than the Company requests. If this occurs, the Company’s competitors may be able to obtain approval of competing products following the patent expiration by referencing the Company’s clinical and preclinical data and launch their product earlier than might otherwise be the case. If this were to occur, it could have a material adverse effect on the Company’s ability to generate revenue.
In the context of the European Union, the Court of Justice of the European Union has recently restricted grant of supplementary protection certificate (“SPC”), for new medical uses of existing products, thus narrowing the availability of patent term extension for second medical uses. Therefore, any development of the Company’s product candidates with respect to second medical uses may be adversely affected in the European Union. In addition, within the European Union, regulatory protections afforded to medicinal products such as data exclusivity, marketing protection, market exclusivity for orphan indications and pediatric extensions are currently under review and may likely be curtailed in future years. On April 26, 2023, the European Commission adopted a proposal for a new Regulation set to replace Regulation (“EC”) No 726/2004 and a new Directive replacing Directive 2001/83 on the Community Code relating to medicinal products for human use. If made into law, this proposal will revise and replace the existing general pharmaceutical legislation and will affect the existing period of regulatory protection afforded to medicinal products in the European Union and Northern Ireland. If the Company is unable to obtain patent term extension or the term of any such extension is less than it requests, or if data exclusivity or other regulatory protections are reduced, the Company’s competitors may obtain approval of competing products following the Company’s patent expiration, and its business, financial condition, results of operations and prospects could be materially harmed.
Changes in the interpretation of patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing the Company’s ability to protect its products.
The United States Congress is responsible for passing laws establishing patentability standards. As with any laws, implementation is left to federal agencies and the federal courts based on their interpretations of the laws. Interpretation of patent standards can vary significantly within the USPTO, and across the various federal courts, including the U.S. Supreme Court. Recently, the U.S. Supreme Court has ruled on several patent cases, generally limiting the types of inventions that can be patented. Further, there are open questions regarding interpretation of patentability standards that the Supreme Court has yet to decisively address. Absent clear guidance from the Supreme Court, the USPTO has become increasingly conservative in its interpretation of patent laws and standards.
In addition to increasing uncertainty with regard to the Company’s ability to obtain patents in the future, the legal landscape in the U.S. has created uncertainty with respect to the value of patents. Depending on any actions by Congress, and future decisions by the lower federal courts and the U.S. Supreme Court, along with interpretations by the USPTO, the laws and regulations governing patents could change in unpredictable ways and could weaken the Company’s ability to obtain new patents or to enforce its existing patents and patents that it might obtain in the future.
The U.S. Supreme Court has ruled on several patent cases in recent years; these cases often narrow the scope of patent protection available to inventions in the biotechnology and pharmaceutical spaces. For example, in Amgen Inc. v. Sanofi (“Amgen”), the U.S. Supreme Court held that certain of Amgen’s patent claims defined a class of antibodies by their function of binding to a particular antigen. The U.S. Supreme Court further wrote that because the patent claims defined the claimed class of antibodies only by their function of binding to a particular antigen, a skilled artisan would have to use significant trial and error to identify and make all of the molecules in that class. The U.S. Supreme Court ultimately held that Amgen failed to properly enable its patent claims. The Company’s patent portfolio does not relate to any broad class of antibodies as in Amgen; however, the Company has claimed broad classes of compounds related to its lead products. To the extent that a court finds that the skilled artisan would need significant trial and error to identify all of the compounds covered by any of its claims, the court may find the claims invalid under Amgen. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken its ability to obtain new patents or to enforce its existing patents and patents that it might obtain in the future.
Further, a new court system recently became operational in the European Union. The Unified Patent Court (“UPC”), began accepting patent cases on June 1, 2023. The UPC is a common patent court with jurisdiction over patent infringement and revocation proceedings effective for multiple member states of the European Union. The broad geographic reach of the UPC could enable third parties to seek revocation of any of the Company’s European patents in a single proceeding at the UPC rather than through multiple proceedings in each of the individual European Union member states in which the European patent is validated. Under the UPC, a successful revocation proceeding for a European Patent under the UPC would result in loss of patent protection in those European Union countries. Accordingly, a single proceeding under the UPC could result in the partial or complete loss of patent protection in numerous European Union countries. Such a loss of patent protection could have a material adverse impact on the Company’s business and its ability to commercialize its technology and product candidates and, resultantly, on its business, financial condition, prospects and results of operations. Moreover, the controlling laws and regulations of the UPC will develop over time and the Company cannot predict what the outcomes of cases tried before the UPC will be. The case law of the UPC may adversely affect the Company’s ability to enforce or defend the validity of its European patents. Patent owners have the option to opt-out their European Patents from the jurisdiction of the UPC, defaulting to pre-UPC enforcement mechanisms. The Company has decided to opt out certain European patents and patent applications from the UPC. However, if certain formalities and requirements are not met, its European patents and patent applications could be subject to the jurisdiction of the UPC. The Company cannot be certain that its European patents and patent applications will avoid falling under the jurisdiction of the UPC, if it decides to opt out of the UPC.
The Company may not be able to seek or obtain patent protection throughout the world or enforce such patent protection once obtained.
Filing, prosecuting, enforcing and defending patents protecting the Company’s product candidates in all countries throughout the world would be prohibitively expensive, and its intellectual property rights in some countries outside the United States can be less extensive than those in the United States. The requirements for patentability may differ in certain countries, particularly in developing countries; thus, even in countries where it does pursue patent protection, there can be no assurance that any patents will issue with claims that cover its products.
Moreover, the Company’s ability to protect and enforce its own and in-licensed intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws. Additionally, laws of some countries outside of the United States and Europe do not afford intellectual property protection to the same extent as the laws of the United States and Europe. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. This could make it difficult for the Company to stop the infringement of its patents or the misappropriation of its other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. Consequently, the Company may not be able to prevent third parties from practicing its inventions in certain countries outside the United States and Europe or from selling or importing products made from its inventions in and into the United States or other jurisdictions. Competitors may use its technologies in jurisdictions where the Company has not obtained patent protection to develop and market their own products and, further, may export otherwise infringing products to territories where the Company has patent protection, if its ability to enforce its patents to stop infringing activities is inadequate. These products may compete with the Company’s products, and its patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.
Further, the standards applied by the USPTO and foreign patent offices in granting patents are not always applied uniformly or predictably. As such, the Company does not know the degree of future protection that it will have on its product candidates. While the Company will endeavor to try to protect its product candidates with intellectual property rights, such as patents, as appropriate, the process of obtaining patents is time consuming, expensive and unpredictable.
Proceedings to enforce the Company’s own or in-licensed patent rights, whether successful or not, could result in substantial costs and divert its efforts and resources from other aspects of its business. Further, such proceedings could put its own and in-licensed patents at risk of being invalidated, held unenforceable or interpreted narrowly; put its own or in-licensed pending patent applications at risk of not issuing; and provoke third parties to assert claims against the Company. The Company may not prevail in any lawsuits that it initiates, and the damages or other remedies awarded, if any, may not be commercially meaningful. Furthermore, while the Company intends to protect its intellectual property rights in major markets for its products, it cannot ensure that it will be able to initiate or maintain similar efforts in all jurisdictions in which the Company may wish to market its products, if approved. Accordingly, its efforts to protect its intellectual property rights in such countries may be inadequate.
In addition, geopolitical actions in the United States and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of the Company’s patent applications or those of any current or future licensors and the maintenance, enforcement or defense of its issued patents or those of any current or future licensors. For example, the United States and foreign government actions related to Russia’s conflict in Ukraine may limit or prevent filing, prosecution and maintenance of patent applications in Russia. Government actions may also prevent maintenance of issued patents in Russia. These actions could result in abandonment or lapse of the Company’s patents or patent applications, resulting in partial or complete loss of patent rights in Russia. If such an event were to occur, it could have a material adverse effect on the Company’s business. In addition, a decree was adopted by the Russian government in March 2022, allowing Russian companies and individuals to exploit inventions owned by patentees from the United States without consent or compensation. Consequently, the Company would not be able to prevent third parties from practicing its inventions in Russia or from selling or importing products made using its inventions in and into Russia. Accordingly, the Company’s competitive position may be impaired, and its business, financial condition, results of operations and prospects may be adversely affected.
In order to protect the Company’s competitive position around its product candidates, the Company may become involved in lawsuits to enforce its patents or other intellectual property, which could be expensive, time consuming and unsuccessful and which may result in its own or in-licensed patents being found invalid or unenforceable.
Competitors may seek to commercialize competitive products to the Company’s product candidates. In order to protect its competitive position, the Company may become involved in lawsuits asserting infringement of its own or in-licensed patents, or misappropriation or other violations of other of its intellectual property rights. Litigation is expensive and time consuming and would likely divert the time and attention of its management and scientific personnel. There can be no assurance that the Company will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if the Company ultimately prevails in such claims, the monetary cost of such litigation and the diversion of the attention of its management and scientific personnel could outweigh any benefit it receives as a result of the proceedings.

If the Company files a patent infringement lawsuit against a perceived infringer, such a lawsuit could provoke the defendant to counterclaim that it infringes their patents and/or that its own or in-licensed patents are invalid and/or unenforceable. In patent litigation in the United States, it is commonplace for a defendant to counterclaim alleging invalidity and/or unenforceability. In any patent litigation there is a risk that a court will decide that the asserted patents are invalid or unenforceable, in whole or in part, and that the Company does not have the right to stop the defendant from using the invention at issue. With respect to a counterclaim of invalidity, the Company cannot be certain that there is no invalidating prior art of which it and the patent examiner were unaware during prosecution. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent claims narrowly or decide that the Company does not have the right to stop the other party from using the invention at issue on the grounds that its patent claims do not cover the invention. If any of the Company’s own or in-licensed patents are found invalid or unenforceable, or construed narrowly, its ability to stop the other party from launching a competitive product would be materially impaired. Further, such adverse outcomes could limit the Company’s ability to assert those patents against future competitors. Loss of patent protection would have a material adverse impact on its business.
Even if the Company establishes infringement of any of its own or in-licensed patents by a competitive product, a court may decide not to grant an injunction against further infringing activity, thus allowing the competitive product to continue to be marketed by the competitor. It is difficult to obtain an injunction in U.S. litigation and a court could decide that the competitor should instead pay the Company a “reasonable royalty” as determined by the court, and/or other monetary damages. A reasonable royalty or other monetary damages may or may not be an adequate remedy. Loss of exclusivity and/or competition from a related product would have a material adverse impact on its business.
Litigation often involves significant amounts of public disclosures. Such disclosures could have a materially adverse impact on the Company’s competitive position or its stock prices. During any litigation the Company would be required to produce voluminous records related to its patents and its research and development activities in a process called discovery. The discovery process may result in the disclosure of some of its confidential information. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could adversely affect the price of its common shares.
Litigation is inherently expensive, and the outcome is often uncertain. Any litigation likely would substantially increase the Company’s operating losses and reduce its resources available for development activities. Further, the Company may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of its competitors may be able to sustain the costs of such litigation or proceedings more effectively than the Company can because of their substantially greater financial resources. As a result, the Company may conclude that even if a competitor is infringing any of its patents, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of it or its stockholders. In such cases, the Company may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution.
For any in-licensed patent rights, the Company may not have the right to file a lawsuit for infringement and may have to rely on its licensor to enforce these rights for the Company. If the Company is not able to directly assert its licensed patent rights against infringers or if a licensor does not vigorously prosecute any infringement claims on its behalf, the Company may have difficulty competing in certain markets where such potential infringers conduct their business, and the Company’s commercialization efforts may suffer as a result.
Concurrently with an infringement litigation, third parties may also be able to challenge the validity of the Company’s patents before administrative bodies in the United States or abroad. Such mechanisms include re-examination, post grant review and equivalent proceedings in foreign jurisdictions, e.g., opposition proceedings. Such proceedings could result in revocation or amendment of the Company’s patents in such a way that they no longer cover its products, potentially negatively impacting any concurrent litigation.
If the Company is sued for infringing intellectual property rights of third parties, such litigation could be costly and time consuming and could prevent or delay the Company from developing or commercializing its product candidates.
The Company’s commercial success depends in part on its ability to develop, manufacture, market and sell its product candidates without infringing, misappropriating or otherwise violating the intellectual property and other proprietary rights of third parties. However, the Company’s research, development and commercialization activities may be subject to claims that it infringes, misappropriates or otherwise violates patents or other intellectual property rights owned or controlled by third parties. Third parties may have U.S. and non-U.S. issued patents and pending patent applications relating to compositions, formulations, methods of manufacturing compounds or formulations and/or methods of use for the treatment of the disease indications for which the Company is developing. If any third-party patents or patent applications are found to cover its product candidates, their compositions, formulations or their methods of use or manufacture, the Company may not be free to manufacture or market such product candidates as planned without obtaining a license, which may not be available on commercially reasonable terms, or at all.
There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, and the Company may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to its product candidates, including patent infringement lawsuits in the U.S. or abroad. There may be third-party patents or patent applications with claims to compositions, formulations, methods of manufacture or methods for treatment related to the compositions or formulations and use or manufacture of the Company’s product candidates. Third parties may assert infringement claims against the Company based on existing patents that they own or in-license or patents that may grant to them (or which they may in-license) in the future, regardless of the merit of such patents or infringement claims. If the Company’s defenses to such assertions of infringement were unsuccessful, it could be liable for a court-determined reasonable royalty on its existing sales and further damages to the patent owner (or licensee), such as lost profits. Such royalties and damages could be significant. If the Company is found to have willfully infringed the claims of a third party’s patent, the third party could be awarded treble damages and attorney’s fees. Further, unless the Company obtains a license to such patent, it may be precluded from commercializing the infringing product candidate. Any of the aforementioned could have a material adverse effect on its business, financial condition, results of operations and prospects.
The Company cannot guarantee the completeness or thoroughness of any of its patent searches or analyses including, but not limited to, the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, nor can it be certain that it has identified each and every patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of any of its product candidates in any jurisdiction. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that any of the Company’s product candidates may be accused of infringing. In addition, third parties may obtain patents in the future and claim that use of the Company’s technologies infringes upon these patents. Accordingly, third parties may assert infringement claims against the Company based on intellectual property rights that exist now or arise in the future. The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance. The pharmaceutical and biotechnology industries have produced a significant number of patents, and it may not always be clear to industry participants, including the Company, which patents cover various types of products or methods of use or manufacture. The scope of protection afforded by a patent is subject to interpretation by the courts, and the interpretation is not always uniform. If the Company were sued for patent infringement, it would need to demonstrate that the relevant product or methods of using the product either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and the Company may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if the Company is successful in these proceedings, the Company may incur substantial costs and the time and attention of its management and scientific personnel could be diverted in pursuing these proceedings, which could significantly harm its business and operating results. In addition, parties making claims against the Company may be able to sustain the costs of complex patent litigation more effectively than it can because they have substantially greater resources, and the Company may not have sufficient resources to bring these actions to a successful conclusion.
If the Company is found to infringe, misappropriate or otherwise violate a third party’s intellectual property rights, it could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product. Alternatively, the Company may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing product. If the Company were required to obtain a license to continue to manufacture or market the affected product, the Company may be required to pay substantial royalties or grant cross-licenses to its patents. Even if the Company were able to obtain a license, it could be nonexclusive, thereby giving its competitors and other third parties access to the same technologies licensed to the Company. The Company cannot make assurances that any such license will be available on acceptable terms, if at all. Ultimately, the Company could be prevented from commercializing a product, or be forced to cease some aspect of its business operations as a result of claims of patent infringement or violation of other intellectual property rights, Further, the outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of any adverse party. This is especially true in intellectual property cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. Furthermore, the Company may not be able to obtain any required license on commercially reasonable terms or at all. Even if the Company were able to obtain a license, it could be non-exclusive, thereby giving its competitors access to the same technologies licensed to it; alternatively or additionally it could include terms that impede or destroy its ability to compete successfully in the commercial marketplace. A finding of infringement could prevent the Company from commercializing a product or force the Company to cease some of its business operations, which could harm its business. Claims that the Company has misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on its business. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of the Company’s confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have material adverse effect on its ability to raise additional funds or otherwise have a material adverse effect on its business, results of operations, financial condition and prospects.
Others may challenge inventorship or claim an ownership interest in the Company’s intellectual property which could expose it to litigation and have a significant adverse effect on its prospects.
Determinations of inventorship can be subjective. While the Company undertakes to accurately identify correct inventorship of inventions made on its behalf by its employees, consultants and contractors, an employee, consultant or contractor may disagree with its determination of inventorship and assert a claim of inventorship. Any disagreement over inventorship could result in the Company being forced to defend its determination of inventorship in a legal action which could result in substantial costs and be a distraction to its senior management and scientific personnel.
While the Company typically requires employees, consultants and contractors who may develop intellectual property on its behalf to execute agreements assigning such intellectual property to the Company, The Company may be unsuccessful in obtaining execution of assignment agreements with each party who in fact develops intellectual property that it regards as its own. Moreover, even when the Company obtains agreements assigning intellectual property to it, the assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached. In either case, the Company may be forced to bring claims against third parties, or defend claims that they may bring against the Company, to determine the ownership of what it regards as its intellectual property. Furthermore, individuals executing agreements with the Company may have preexisting or competing obligations to a third party, such as an academic institution, and thus an agreement with the Company may be ineffective in perfecting ownership of inventions developed by that individual. If the Company is unsuccessful in obtaining assignment agreements from an employee, consultant or contractor who develops intellectual property on its behalf, the employee, consultant or contractor may later claim ownership of the invention. Any disagreement over ownership of intellectual property could result in the Company losing ownership, or exclusive ownership, of the contested intellectual property, paying monetary damages and/or being enjoined from clinical testing, manufacturing and marketing of the affected product candidate(s). Even if the Company is successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to its senior management and scientific personnel.
The Company may be subject to claims by third parties asserting that its employees or it has misappropriated their intellectual property or claiming ownership of what it regards as its own intellectual property.
Many of the Company’s current and former employees, including its senior management, were previously employed at universities or at other biotechnology or pharmaceutical companies, including some which may be competitors or potential competitors. Although the Company takes commercially reasonable steps to ensure that its employees do not use the proprietary information, know-how or trade secrets of others in their work for the Company, including incorporating such intellectual property into its product candidates, the Company may be subject to claims that it or these employees have misappropriated the intellectual property of a third party.
If the Company or any of its employees are accused of misappropriating the proprietary information, know-how or trade secrets of a third party, the Company may be forced to defend such claims in litigation. If the Company is found to have misappropriated the intellectual property rights of a third party, the Company may be forced to pay monetary damages, sustain reputational damage, lose key personnel or lose valuable intellectual property rights. Further, it may become necessary for the Company to obtain a license from such third party to commercialize its product candidates. Such a license may not be available on commercially reasonable terms or at all. Any of the aforementioned could materially affect the commercialization of the Company’s product candidates. Even if the Company is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.
If the Company is unable to protect the confidentiality of its trade secrets, its business and competitive position would be harmed.
The Company considers proprietary trade secrets or confidential know-how and unpatented know-how to be important to its business. The Company may rely on trade secrets or confidential know-how to protect its technology, especially where patent protection is believed by the Company to be of limited value. The Company expects to rely on third parties for future manufacturing of its product candidates. The Company also expects to collaborate with third parties on the development of its product candidates. As a result of the aforementioned collaborations, the Company must, at times, share trade secrets with its collaborators. The Company may also conduct joint research and development programs that may require the Company to share trade secrets under the terms of its research and development partnerships or similar agreements.
Trade secrets or confidential know-how can be difficult to maintain as confidential. To protect this type of information against disclosure or appropriation by competitors, the Company’s policy is to require its employees, consultants, contractors and advisors to enter into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with the Company prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose the Company’s confidential information, including its trade secrets. However, current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose the Company’s confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. The need to share trade secrets and other confidential information increases the risk that such trade secrets become known by the Company’s competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that the Company’s proprietary position is based, in part, on its know-how and trade secrets, a competitor’s discovery of its trade secrets or other unauthorized use or disclosure would impair its competitive position and may have an adverse effect on its business and results of operations. Enforcing a claim that a third party obtained illegally and is using trade secrets or confidential know-how is expensive, time consuming and unpredictable. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction.
In addition, these agreements typically restrict the ability of the Company’s advisors, employees, third-party contractors and consultants to publish data potentially relating to its trade secrets, although its agreements may contain certain limited publication rights. Despite the Company’s efforts to protect its trade secrets, its competitors may discover its trade secrets, either through breach of its agreements with third parties, independent development or publication of information by any of its third-party collaborators. A competitor’s discovery of the Company’s trade secrets would impair its competitive position and have an adverse impact on its business.
Furthermore, courts outside the United States are sometimes less willing to protect trade secrets. If the Company chooses to go to court to stop a third party from using any of its trade secrets, the Company may incur substantial costs. These lawsuits may consume the Company’s time and other resources even if the

Company is successful. Although the Company takes steps to protect its proprietary information and trade secrets, including through contractual means with its employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company’s trade secrets or disclose its technology.
The Company may need to acquire or license additional intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms.
A third party may hold intellectual property, including patent rights that are important or necessary to the development of the Company’s product candidates. It may be necessary for the Company to use the patented or proprietary technology of one or more third parties to commercialize its current and future product candidates.
The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-party intellectual property rights that the Company may consider attractive. These established companies may have a competitive advantage over the Company due to their size, cash resources and greater clinical development. If the Company is unable to acquire such intellectual property outright or obtain licenses to such intellectual property from such third parties when needed or on commercially reasonable terms, its ability to commercialize its product candidates, if approved, would likely be delayed or the Company may have to abandon development of that product candidate or program and its business and financial condition could suffer.
If the Company in-licenses additional product candidates in the future, it might become dependent on proprietary rights from third parties with respect to those product candidates. Any termination of such licenses could result in the loss of significant rights and would cause material adverse harm to the Company’s ability to develop and commercialize any product candidate subject to such licenses. Even if the Company is able to in-license any such necessary intellectual property, it could be on nonexclusive terms, including with respect to the use, field or territory of the licensed intellectual property, thereby giving the Company’s competitors and other third parties access to the same intellectual property licensed to the Company. In-licensing intellectual property rights could require the Company to make substantial licensing and royalty payments. For example, upon commercialization of certain of its product candidates, if ever, the Company is obligated to make certain royalty payments to each of BCM and certain of its founders. Patents licensed to the Company could be put at risk of being invalidated or interpreted narrowly in litigation filed by or against the Company’s licensors or another licensee or in administrative proceedings. If any in-licensed patents are invalidated or held unenforceable, the Company may not be able to prevent competitors or other third parties from developing and commercializing competitive products.
Disputes may also arise between the Company and its current or future licensors regarding intellectual property subject to a license agreement, including:
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the scope of rights granted under the license agreement and other interpretation-related issues;

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the Company’s financial or other obligations under the license agreement;

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whether and the extent to which the Company’s technology and processes infringe intellectual property of the licensor that is not subject to the licensing agreement;

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the Company’s right to sublicense patent and other rights to third parties under collaborative development relationships;

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the Company’s diligence obligations with respect to the use of licensed technology in relation to its development and commercialization of its product candidates and what activities satisfy those diligence obligations;

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the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by the Company’s licensors and the Company and its partners; and

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the priority of invention of patented technology.

If disputes over intellectual property that the Company has licensed or in the future have licensed prevent or impair the Company’s ability to maintain its current licensing arrangements on acceptable terms, the Company may be unable to successfully develop and commercialize the affected product candidates.
The risks described elsewhere pertaining to the Company’s intellectual property rights also apply to the intellectual property rights that the Company may own or in-license now or in the future, and any failure by the Company or its licensors to obtain, maintain, defend and enforce these rights could have an adverse effect on its business. In some cases the Company may not have control over the prosecution, maintenance or enforcement of the patents that it licenses, and may not have sufficient ability to provide input into the patent prosecution, maintenance and defense process with respect to such patents, and potential future licensors may fail to take the steps that it believes are necessary or desirable in order to obtain, maintain, defend and enforce the licensed patents.
If the Company’s trademarks and trade names are not adequately protected, then the Company may not be able to build name recognition in its trademarks of interest and its business may be adversely affected.
The Company’s trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. The Company relies on both registration and common law protection for its trademarks. As a means to enforce its trademark rights and prevent infringement, the Company may be required to file trademark claims against third parties or initiate trademark opposition proceedings. This can be expensive and time-consuming, particularly for a company of the Company’s size. The Company may not be able to protect its rights to these trademarks and trade names or may be forced to stop using these names, which it needs for name recognition by potential partners or customers in its markets of interest. At times, competitors may adopt trade names or trademarks similar to the Company’s, thereby impeding its ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the Company’s registered or unregistered trademarks or trade names. Over the long term, if the Company is unable to establish name recognition based on its trademarks and trade names, then the Company may not be able to compete effectively, and its business may be adversely affected. During trademark registration proceedings, the Company may receive rejections. Although the Company would be given an opportunity to respond to those rejections, the Company may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against the Company’s trademarks, and its trademarks may not survive such proceedings. Moreover, any name the Company proposes to use for its products in the United States must be approved by the FDA, regardless of whether the Company has registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA objects to any of the Company’s proposed product names, the Company may be required to expend significant additional resources in an effort to identify a usable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. If the Company is unable to establish name recognition based on its trademarks and trade names, the Company may not be able to compete effectively, and its business may be adversely affected.
Intellectual property rights do not necessarily address all potential threats to its business.
The degree of future protection afforded by the Company’s intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect its business, or permit the Company to maintain its competitive advantage. The following examples are illustrative:
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others may be able to make products that are competitive to the Company’s product candidates or any of its product candidates but that are not covered by the claims of its patent portfolio;

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others may independently develop similar or alternative technologies or otherwise circumvent any of the Company’s technologies without infringing its patent portfolio;

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the Company or any of its collaborators might not have been the first to invent the inventions covered by its patent portfolio;

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the Company or any of its collaborators might not have been the first to file patent applications covering certain of the patents or patent applications that it or they own or have obtained a license, or will own or will have obtained a license;

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it is possible that the Company’s own and in-licensed pending patent applications or those that the Company may file in the future will not lead to issued patents;

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others may have access to the same intellectual property rights licensed to the Company on a non-exclusive basis in the future;

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issued patents that the Company owns or in-licensed may not provide the Company with any competitive advantage, or may be held invalid or unenforceable, including as a result of legal challenges by its competitors;

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the Company’s competitors might conduct research and development activities in countries where it does not have patent rights, or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in its major commercial markets;

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ownership of the Company’s patent portfolio may be challenged by third parties;

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the patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on its business;

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patent enforcement is expensive and time-consuming and difficult to predict; thus, the Company may not be able to enforce any of its patents against a competitor; and

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the Company may choose not to file a patent application for certain inventions, instead choosing to rely on trade secret protection, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could significantly harm the Company’s business, financial condition, results of operations and prospects.
Risks Related to the Company’s Reliance on Third Parties
The Company relies on third parties to conduct certain aspects of its preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, the Company may not be able to obtain regulatory approval of or commercialize any potential product candidates.
The Company depends upon third parties to conduct certain aspects of its preclinical studies and clinical trials, under agreements with universities, medical institutions, CROs, strategic collaborators and others. The Company expects to have to negotiate budgets and contracts with such third parties, which may result in delays to its development timelines and increased costs.
The Company will rely especially heavily on third parties over the course of its clinical trials, and, as a result, will have limited control over the clinical investigators and limited visibility into their day-to-day activities, including with respect to their compliance with the approved clinical protocol. Nevertheless, the Company is responsible for ensuring that each of its clinical trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and the Company’s reliance on third parties does not relieve the Company of its regulatory responsibilities. The Company and these third parties are required to comply with Good Clinical Practice (“GCP”), requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for product candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of clinical trial sponsors, clinical investigators and clinical trial sites. If the Company or any of these third parties fail to comply with applicable GCP requirements, the clinical data generated in its clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require the Company to suspend or terminate these clinical trials or perform additional preclinical studies or clinical trials before approving its marketing applications. The Company cannot be certain that, upon inspection, such regulatory authorities will determine that any of its clinical trials comply with the GCP requirements.

The Company’s failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require the Company to repeat clinical trials, which would delay the regulatory approval process. Moreover, the Company’s business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.
Any third parties conducting aspects of the Company’s preclinical studies or clinical trials will not be its employees and, except for remedies that may be available to the Company under its agreements with such third parties, it cannot control whether or not they devote sufficient time and resources to its preclinical studies and clinical programs. These third parties may also have relationships with other commercial entities, including the Company’s competitors, for whom they may also be conducting clinical trials or other product development activities, which could affect their performance on its behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the preclinical or clinical data they obtain is compromised due to the failure to adhere to the Company’s protocols or regulatory requirements or for other reasons or if due to federal or state orders or absenteeism due to global conditions, including health epidemics and pandemics, they are unable to meet their contractual and regulatory obligations, the Company’s development timelines, including clinical development timelines, may be extended, delayed or terminated and the Company may not be able to complete development of, obtain regulatory approval of or successfully commercialize its product candidates. As a result, the Company’s financial results and the commercial prospects for its product candidates would be harmed, its costs could increase and its ability to generate revenue could be delayed.
If any of the Company’s relationships with these third-party CROs or others terminate, the Company may not be able to enter into arrangements with alternative CROs or other third parties or to do so on commercially reasonable terms.
Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO begins work. As a result, delays may occur, which can materially impact the Company’s ability to meet its desired development timelines. Though the Company carefully manages its relationships with its CROs, there can be no assurance that it will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on its business, financial condition and prospects.
Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.
As product candidates progress through preclinical to late-stage clinical trials to marketing approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize yield, manufacturing batch size, minimize costs and achieve consistent quality and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause the Company’s product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of the Company’s product candidates and jeopardize the Company’s ability to commercialize its product candidates and generate revenue.
In addition, there are risks associated with large scale manufacturing for clinical trials or commercial scale including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, compliance with good manufacturing practices, lot consistency and timely availability of raw materials. Even if the Company obtains marketing approval for any of its product candidates, there is no assurance that its manufacturers will be able to manufacture the approved product to specifications acceptable to the FDA or other comparable foreign regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential commercial launch of the product or to meet potential future demand. If the Company’s manufacturers are unable to produce sufficient quantities for clinical trials or for commercialization, its development and commercialization efforts would be impaired, which would have an adverse effect on its business, financial condition, results of operations and growth prospects.

Because the Company relies on third-party manufacturing and supply vendors, including single-source vendors and vendors in foreign jurisdictions, its supply of research and development, preclinical and clinical development materials may become limited or interrupted or may not be of satisfactory quantity or quality.
The Company relies on third-party contract manufacturers to manufacture its product candidates for preclinical studies and clinical trials. The Company does not own manufacturing facilities for producing any clinical trial product supplies. There can be no assurance that its preclinical and clinical development product supplies will not be limited, interrupted or of satisfactory quality or continue to be available at acceptable prices, including due to challenging macroeconomic conditions. Because the Company is dependent on limited third-party suppliers and manufacturers for the manufacturing of its product candidates, so long as it remains dependent on them, the loss of any of these suppliers and manufacturers, or any difficulties encountered by these suppliers and manufacturers in the production of its product candidates, could materially delay the conduct of its clinical trials and adversely impact its business.
In addition, the Company relies on vendors in foreign jurisdictions for its clinical drug supply for TTI-101, TTI-109 and future drug formulations. If this supply is interrupted for business or geopolitical reasons, the development of TTI-101 or TTI-109 could be materially delayed. In particular, any replacement of the Company’s manufacturers could require significant time, effort and expertise because there may be a limited number of qualified replacements and the process to transfer technology and initiate manufacturing is complex and time consuming. Moreover, there is currently significant uncertainty about the future relationship between the United States and various other countries, including China, with respect to trade policies, treaties, government regulations and tariffs. It is possible further tariffs may be imposed that could affect imports of APIs used in the Company’s product candidates or any other potential future product candidates, or its business may be adversely impacted by retaliatory trade measures taken by China or other countries, including restricted access to such raw materials used in its current or any other potential future product candidates.
The manufacturing process for a product candidate is subject to FDA and foreign regulatory authority review. Suppliers and manufacturers must meet applicable manufacturing requirements and undergo rigorous facility and process validation tests required by regulatory authorities in order to comply with regulatory standards, such as cGMPs. In the event that any of the Company’s manufacturers fails to comply with such requirements or to perform its obligations to the Company in relation to quality, timing or otherwise, or if its supply of components or other materials becomes limited or interrupted for other reasons, the Company may be forced to manufacture the materials itself, for which it currently does not have the capabilities or resources, or enter into an agreement with another third party, which the Company may not be able to do on reasonable terms, if at all. In some cases, the technical skills or technology required to manufacture the Company’s product candidates may be unique or proprietary to the original manufacturer and the Company may have difficulty transferring such skills or technology to another third party and a feasible alternative may not exist. These factors would increase the Company’s reliance on such manufacturer or require the Company to obtain a license from such manufacturer in order to have another third party manufacture its product candidates. If the Company is required to change manufacturers for any reason, it will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could negatively affect the Company’s ability to develop product candidates in a timely manner or within budget.
The Company expects to continue to rely on third-party manufacturers for commercial supply of drug product, if it receives regulatory approval for TTI-101, TTI-109 or any other product candidate. To the extent that the Company has existing, or enters into future, manufacturing arrangements with third parties, it will depend on these third parties to perform their obligations in a timely manner consistent with contractual and regulatory requirements, including those related to quality control and assurance. If the Company is unable to obtain or maintain third-party manufacturing for product candidates, or to do so on commercially reasonable terms, the Company may not be able to develop and commercialize its product candidates successfully. The Company’s or a third party’s failure to execute on its manufacturing requirements and comply with cGMP could adversely affect its business in a number of ways, including:
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an inability to initiate or continue clinical trials of product candidates under development;

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delay in submitting regulatory applications, or receiving regulatory approvals, for product candidates;

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loss of the cooperation of an existing or future collaborator;

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subjecting third-party manufacturing facilities or the Company’s manufacturing facilities to additional inspections by regulatory authorities;

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requirements to cease distribution or to recall batches of the Company’s product candidates; and

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in the event of approval to market and commercialize a product candidate, an inability to meet commercial demands for the Company’s products.

Failure to maintain cGMP can result in a contractor receiving FDA sanctions, which can impact the Company’s ability to operate or lead to delays in any clinical development programs. the Company believes that its current fill and finish contractor is operating in accordance with cGMP, but it can give no assurance that FDA or other regulatory agencies will not conclude that a lack of compliance exists. In addition, any delay in contracting for fill and finish services, or failure of the contract manufacturer to perform the services as needed, may delay any clinical trials, registration and launches, which could negatively affect its business.
If the Company is unable to enter into new collaborations, or if these collaborations are not successful, its business could be adversely affected.
A part of the Company’s strategy is to selectively evaluate partnerships in indications and geographies where it believes partners can add significant commercial and/or development capabilities. Further, the Company has limited capabilities for product development and does not yet have any capability for commercialization. Accordingly, the Company may in the future enter into collaborations with other companies to provide the Company with important technologies and funding for its programs and technology.
Any future collaborations the Company enters into may pose a number of risks, including the following:
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collaborators may have significant discretion in determining the efforts and resources that they will apply;

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collaborators may not perform their obligations as expected;

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collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs or license arrangements based on clinical trial results, changes in the collaborators’ strategic focus or available funding or external factors, such as a strategic transaction that may divert resources or create competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with the Company’s products and product candidates if the collaborators believe that the competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than the Company’s;

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product candidates discovered in collaboration with the Company may be viewed by its collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of the Company’s product candidates;

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collaborators may fail to comply with applicable regulatory requirements regarding the development, manufacture, distribution or marketing of a product candidate or product;

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collaborators with marketing and distribution rights to one or more of the Company’s product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products;

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collaborators may not provide the Company with timely and accurate information regarding development progress and activity under any future license agreement, which could adversely impact the Company’s ability to report progress to the Company’s investors and otherwise plan development of the Company’s product candidates;

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disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or terminations of the research, development or commercialization of product candidates, might lead to additional responsibilities for the Company with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

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collaborators may not properly maintain or defend the Company’s intellectual property rights or may use the Company’s proprietary information in such a way as to invite litigation that could jeopardize or invalidate the Company’s intellectual property or proprietary information or expose the Company to potential litigation;

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collaborators may infringe the intellectual property rights of third parties, which may expose the Company to litigation and potential liability;

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if a collaborator of the Company is involved in a business combination, the collaborator might deemphasize or terminate the development or commercialization of any product candidate licensed to it by the Company; and

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collaborations may be terminated by the collaborator, and, if terminated, the Company could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

If collaborations the Company enters into do not result in the successful discovery, development and commercialization of product candidates or if a future collaborator terminates its agreement with the Company, The Company may not receive any research funding or milestone or royalty payments under such collaboration. All of the risks relating to product development, regulatory approval and commercialization described in this prospectus also apply to the activities of the Company’s therapeutic collaborators.
The Company faces significant competition in seeking appropriate collaborators for its product candidates, and the negotiation process is time-consuming and complex. In order for the Company to successfully establish a collaboration for one or more of its product candidates, potential collaborators must view these product candidates as economically valuable in markets they determine to be attractive in light of the terms that the Company is seeking and other available products for licensing by other companies. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large biopharmaceutical companies that have resulted in a reduced number of potential future collaborators. The Company’s ability to reach a definitive agreement for a collaboration will depend, among other things, upon its assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. If the Company is unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, the Company may have to curtail the development of a product candidate, reduce or delay its development program or one or more of the Company’s other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase the Company’s expenditures and undertake development or commercialization activities at the Company’s own expense. If the Company elects to increase its expenditures to fund development or commercialization activities on its own, the Company may need to obtain additional expertise and additional capital, which may not be available to the Company on acceptable terms, or at all. If the Company fails to enter into future collaborations or does not have sufficient funds or expertise to undertake the necessary development and commercialization activities, the Company may not be able to further develop its product candidates, bring them to market and generate revenue from sales of drugs or continue to develop its technology, and its business may be materially and adversely affected. Even if the Company is successful in its efforts to establish new strategic collaborations, the terms that it agrees upon may not be favorable to it, and it may not be able to maintain such strategic collaborations if, for example, development or approval of a product candidate is delayed or sales of an approved product are disappointing. Any delay in entering into new strategic collaboration agreements related to the Company’s product candidates could delay the development and commercialization of its product candidates and reduce their competitiveness even if they reach the market.

The operations of the Company’s suppliers, some of which are located outside of the United States, are subject to additional risks that are beyond the Company’s control and that could harm its business, financial condition, results of operations and prospects.
Currently, some of the Company’s suppliers are located outside of the United States. As a result of its global suppliers, the Company is subject to risks associated with doing business abroad, including:
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political unrest, terrorism, labor disputes and economic instability resulting in the disruption of trade from foreign countries in which the Company’s products are manufactured;

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the imposition of new laws and regulations, including those relating to labor conditions, quality, and safety standards, imports, duties, taxes and other charges on imports, as well as trade restrictions and restrictions on currency exchange or the transfer of funds, particularly new or increased tariffs imposed on imports from countries where the Company’s suppliers operate;

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greater challenges and increased costs with enforcing and periodically auditing or reviewing the Company’s suppliers’ and manufacturers’ compliance with cGMPs or status acceptable to the FDA, EMA or comparable foreign regulatory authorities;

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reduced protection for intellectual property rights, including trademark protection, in some countries;

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disruptions in operations due to global, regional or local public health crises or other emergencies or natural disasters;

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disruptions or delays in shipments; and

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changes in local economic conditions in countries where the Company’s manufacturers or suppliers are located.

These and other factors beyond the Company’s control could interrupt the Company’s suppliers’ production, influence the ability of the Company’s suppliers to export its clinical supplies cost-effectively or at all, and inhibit the Company’s suppliers’ ability to procure certain materials, any of which could harm its business, financial condition, results of operations and prospects.
The Company’s suppliers and any future collaborators may need assurances that its financial resources and stability on a stand-alone basis are sufficient to satisfy their requirements for doing or continuing to do business with the Company.
The Company’s suppliers and any future collaborators may need assurances that its financial resources and stability on a stand-alone basis are sufficient to satisfy their requirements for doing or continuing to do business with the Company. If these parties are not satisfied with its financial resources and stability, it could have a material adverse effect on the Company’s ability to develop its drug candidates, enter into licenses or other agreements and on its business, financial condition or results of operations.
Risks Related to Managing the Company’s Business and Operations
The Company may encounter difficulties in managing its growth, which could adversely affect its operations.
As of June 30, 2025, Tvardi had 11 full-time employees. As the Company’s clinical development and commercialization plans and strategies develop, it will need to expand its managerial, clinical, regulatory, sales, marketing, financial, development, manufacturing and legal capabilities or contract with third parties to provide these capabilities for the Company. As the Company’s operations expand, the Company expects that it will need to manage additional relationships with various strategic collaborators, suppliers and other third parties. The Company’s future growth would impose significant added responsibilities on members of management, including:
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identifying, recruiting, integrating, retaining and motivating additional employees;

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managing the Company’s development and commercialization efforts effectively, including the clinical and FDA review process for TTI-101, TTI-109 and any other product candidates, while complying with the Company’s contractual obligations to contractors and other third parties; and

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improving the Company’s operational, financial and management controls, reporting systems and procedures.

The Company’s ability to continue to develop and, if approved, commercialize its product candidates will depend, in part, on its ability to effectively manage its future growth. The Company’s management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.
If the Company is not able to effectively expand its organization by hiring new employees and expanding its groups of consultants and contractors, the Company may not be able to successfully implement the tasks necessary to further develop and commercialize TTI-101, TTI-109 or any other product candidates and, accordingly, may not achieve its research, development and commercialization goals.
The Company may acquire additional technology and complementary businesses in the future. Acquisitions involve many risks, any of which could materially harm its business, including the diversion of management’s attention from core business concerns, failure to effectively exploit acquired technologies, failure to successfully integrate the acquired business or realize expected synergies or the loss of key employees from either its business or the acquired businesses.
The Company currently has no marketing and sales organization and has no experience as a company in commercializing products, and the Company may have to invest significant resources to develop these capabilities. If the Company is unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell its products, the Company may not be able to generate product revenue.
The Company has no internal sales, marketing or distribution capabilities, nor has it commercialized a product. If any of the Company’s product candidates ultimately receives regulatory approval, the Company expects to establish a marketing and sales organization with technical expertise and supporting distribution capabilities to commercialize each such product in major markets, which will be expensive and time consuming. The Company has no prior experience as a company in the marketing, sale and distribution of pharmaceutical products, and there are significant risks involved in building and managing a sales organization, including its ability to hire, retain and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of the Company’s internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. The Company may also choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment its own sales force and distribution systems or in lieu of its own sales force and distribution systems. The Company may not be able to enter into collaborations or hire consultants or external service providers to assist the Company in sales, marketing and distribution functions on acceptable financial terms, or at all. In addition, its product revenues and its profitability, if any, may be lower if it relies on third parties for these functions than if it were to market, sell and distribute any products that it develops itself. The Company likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market its products effectively. If the Company is not successful in commercializing its products, either on its own or through arrangements with one or more third parties, the Company may not be able to generate any future product revenue and it would incur significant additional losses.
If the Company loses key management personnel, or if the Company fails to recruit additional highly skilled personnel, its ability to develop current product candidates or identify and develop new product candidates will be impaired, could result in loss of markets or market share and could make the Company less competitive.
The Company’s ability to compete in the highly competitive biotechnology and biopharmaceutical industries depends upon its ability to attract and retain highly qualified managerial, scientific and medical personnel. The Company is highly dependent on its management, scientific and medical personnel, including key members of its senior management and executive team. Although the Company has employment agreements with its key employees, these employment agreements provide for at-will employment, which means that any of its employees could leave its employment at any time, with or without notice. The Company does not maintain “key person” insurance for any of its executives or other employees. The loss of the services of any of the Company’s executive officers, other key employees and other scientific and medical advisors, and its inability to find suitable replacements could result in delays in product development and harm its business. Competition for skilled personnel in its market is intense and may limit its ability to hire and retain highly qualified personnel on acceptable terms or at all.
To induce valuable employees to remain in the Company, in addition to salary and cash incentives, the Company has provided equity awards that vest over time. The value to employees of equity awards that vest over time may be significantly affected by movements in its stock price that are beyond its control and may at any time be insufficient to counteract more lucrative offers from other companies. Despite the Company’s efforts to retain valuable employees, members of its management, scientific and development teams may terminate their employment with the Company on short notice. The Company’s key employees are at-will employees, which means that any of its employees could leave its employment at any time, with or without notice. The Company does not maintain “key person” insurance policies on the lives of these individuals or the lives of any of its other employees. The Company’s success also depends on its ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior scientific and medical personnel.
The Company’s employees, independent contractors, consultants, commercial partners, collaborators and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.
The Company is exposed to the risk of employee fraud or other illegal activity by its employees, independent contractors, consultants, commercial partners, collaborators and vendors. Misconduct by these parties could include intentional, reckless and/or negligent conduct that fails to comply with the laws of the FDA and other similar foreign regulatory bodies, provide true, complete and accurate information to the FDA and other similar foreign regulatory bodies, comply with manufacturing standards the Company has established, comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws, or report financial information or data accurately or to disclose unauthorized activities to the Company. If the Company obtains FDA approval of any of its product candidates and begins commercializing those products in the United States, its potential exposure under such laws will increase significantly, and its costs associated with compliance with such laws will also increase. These laws may impact, among other things, its current activities with principal investigators and research patients, as well as proposed and future sales, marketing and education programs. It is not always possible to identify and deter misconduct by the Company’s employees, independent contractors, consultants, commercial partners and vendors, and the precautions the Company takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any actions are instituted against the Company and the Company is not successful in defending itself or asserting its rights, those actions could result in the imposition of civil, criminal and administrative penalties, damages, monetary fines, imprisonment, disgorgement, possible exclusion from participation in government healthcare programs, additional reporting obligations and oversight if the Company becomes subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings and the curtailment of its operations.
The Company or the third parties upon whom it depends may be adversely affected by natural disasters, and its business continuity and disaster recovery plans may not adequately protect the Company from a serious disaster.
The Company’s operations are located in its facilities in Sugar Land, Texas and it works with third-party CROs and CDMOs globally. Any unplanned event, such as flood, fire, explosion, tornadoes, extreme weather condition, medical epidemics, power shortage, telecommunication failure or other natural or man-made accidents or incidents that result in the Company being unable to fully utilize its facilities, or the manufacturing facilities of its third-party contract manufacturers, may have a material and adverse effect on its ability to operate its business and have significant negative consequences on its financial and operating conditions. Loss of access to these facilities may result in increased costs, delays in the development of the Company’s product candidates or interruption of its business operations. Natural disasters could further disrupt its operations and have a material and adverse effect on its business, financial condition, results of operations and prospects. If a natural disaster, power outage or other event occurred that prevented the Company from using all or a significant portion of its headquarters, that damaged critical infrastructure, such as its research facilities or the manufacturing facilities of its third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for the Company to continue its business for a substantial period of time.
As part of its risk management policy, the Company maintains insurance coverage at levels that it believes are appropriate for its business. However, in the event of an accident or incident at these facilities, the Company cannot assure you that the amounts of insurance will be sufficient to satisfy any damages and losses. If the Company’s facilities, or the manufacturing facilities of the Company’s third-party contract manufacturers, are unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of the Company’s research and development programs may be harmed.
Risks Related to Ownership of the Company’s Common Stock
The market price of the Company’s common stock is expected to be volatile.
The market price of the Company’s common stock could be subject to significant fluctuations. Market prices for securities of early-stage pharmaceutical, biotechnology and other life sciences companies have historically been particularly volatile. Some of the factors that may cause the market price of the Company’s common stock to fluctuate include:

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the ability of the Company to obtain regulatory approvals for its product candidates, and delays or failures to obtain such approvals (such as our announcement regarding our Phase 2 trial of TTI-101 in IPF in October 2025);

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failure of any of the Company’s product candidates, if approved, to achieve commercial success;

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failure by the Company to maintain its existing third-party license and supply agreements;

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failure by the Company or its licensors to prosecute, maintain, or enforce its intellectual property rights;

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changes in laws or regulations applicable to the Company’s product candidates;

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any inability to obtain adequate supply of the Company’s product candidates or the inability to do so at acceptable prices;

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adverse regulatory authority decisions;

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introduction of new products, services or technologies by the Company’s competitors;

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failure to meet or exceed financial and development projections the Company may provide to the public;

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failure to meet or exceed the financial and development projections of the investment community;

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the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;

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announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by the Company or its competitors;

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disputes or other developments relating to proprietary rights, including patents, litigation matters, and the Company’s ability to obtain patent protection for its technologies;

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additions or departures of key personnel;

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significant lawsuits, including patent or stockholder litigation;

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if securities or industry analysts do not publish research or reports about the Company’s business, or if they issue an adverse or misleading opinion regarding its business and stock;

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changes in the market valuations of similar companies;

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general market or macroeconomic conditions;

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sales of its common stock by the Company or its stockholders in the future;

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trading volume of the Company’s common stock;

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failure to maintain compliance with the listing requirements of The Nasdaq Capital Market;

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announcements by commercial partners or competitors of new commercial products, clinical progress or the lack thereof, significant contracts, commercial relationships or capital commitments;

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adverse publicity generally, including with respect to other products and potential products in such markets;

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the introduction of technological innovations or new therapies that compete with potential products of the Company;

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changes in the structure of health care payment systems; and

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period-to-period fluctuations in the Company’s financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the Company’s common stock.
In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the Company’s profitability and reputation.
Additionally, a decrease in the stock price of the Company may cause the Company’s common stock to no longer satisfy the continued listing standards of Nasdaq. If the Company is not able to maintain the requirements for listing on Nasdaq, it could be delisted, which could have a materially adverse effect on its ability to raise additional funds as well as the price and liquidity of its common stock.
The Company will incur costs and demands upon management as a result of complying with the laws, rules and regulations affecting public companies.
The Company will incur significant legal, accounting and other expenses that Legacy Tvardi did not incur as a private company, including costs associated with public company reporting requirements.
The Company will also incur costs associated with corporate governance requirements, including requirements under the laws, rules and regulations of the SEC as well as the Nasdaq rules. These laws, rules and regulations are expected to increase the Company’s legal and financial compliance costs and to make some activities more time consuming and costly. For example, the Company’s management team will include executive officers of Legacy Tvardi prior to the Merger, some of whom have not previously managed and operated a public company. These executive officers and other personnel will need to devote substantial time to gaining expertise regarding operations as a public company and compliance with applicable laws and regulations. These laws, rules and regulations also may make it difficult and expensive for the Company to obtain directors’ and officers’ liability insurance. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on the board of directors or as executive officers of the Company, which may adversely affect investor confidence in the Company and could cause the Company’s business or stock price to suffer.
Anti-takeover provisions in the Company’s charter documents and under Delaware law could make an acquisition of the Company more difficult and may prevent attempts by the Company stockholders to replace or remove the Company management.
Provisions in the Company’s certificate of incorporation and bylaws may delay or prevent an acquisition or a change in management. In addition, because the Company is incorporated in Delaware, it is governed by the provisions of Section 203 of the DGCL, which prohibits stockholders owning in excess of 15% of the outstanding Company voting stock from merging or combining with the Company. Although the Company believes these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with the Company’s board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by the Company’s stockholders to replace or remove then current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.
The amended and restated certificate of incorporation of the Company provides that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between the Company and its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with the Company or its directors, officers or other employees, and could make it more costly for stockholders to bring a claim against the Company.
The amended and restated certificate of incorporation and amended and restated bylaws of the Company provide, among other things, that that the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) generally will be the exclusive forum for any derivative action or proceeding brought on the Company’s behalf, any action asserting a claim of breach of fiduciary duty, any action asserting a claim against the Company arising pursuant to the DGCL, the Company’s amended and restated certificate of incorporation or the Company’s amended and restated bylaws, or any action asserting a claim against the Company that is governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware.
To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the amended and restated certificate of incorporation and the amended and restated bylaws of the Company will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims, and investors cannot waive compliance with the federal laws and rules and regulations thereunder. While the Delaware courts have determined that such choice of forum provisions are facially valid and several state trial courts have enforced such provisions and required that suits asserting Securities Act claims be filed in federal court, there is no guarantee that courts of appeal will affirm the enforceability of such provisions and a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, the Company would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of its amended and restated certificate of incorporation and amended and restated bylaws. This may require significant additional costs associated with resolving such action in other jurisdictions and there is uncertainty that the provision would be enforced by a court in those other jurisdictions. If a court were to find either exclusive forum provision in the Company’s amended and restated certificate of incorporation or amended and restated bylaws to be inapplicable or unenforceable in an action, the Company may incur further significant additional costs associated with litigating Securities Act claims in state court, or both state and federal court, which could seriously harm its business, financial condition, results of operations, and prospects. This exclusive forum provision may make it more expensive for stockholders to bring a claim than if the stockholders were permitted to select another jurisdiction and may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or its directors, officers or other employees or stockholders, which may discourage such lawsuits against the Company and its directors, officers and other employees and stockholders. Alternatively, if a court were to find the choice of forum provision contained in the Company’s amended and restated certificate of incorporation or amended and restated bylaws to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect its business, financial condition and results of operations.

The Company does not anticipate paying any cash dividends in the foreseeable future.
The current expectation is that the Company will retain its future earnings, if any, to fund the development and growth of the Company’s business. As a result, capital appreciation, if any, of the common stock of the Company will be its stockholders’ sole source of gain, if any, for the foreseeable future.
An active trading market for the Company’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all.
Prior to the Merger, there had been no public market for Legacy Tvardi’s common stock. An active trading market for the Company’s shares of common stock may never develop or be sustained. If an active market for its common stock does not develop or is not sustained, it may be difficult for its stockholders to sell their shares at an attractive price or at all.
Future sales of shares by existing stockholders could cause the Company’s stock price to decline.
If existing stockholders of the Company sell, or indicate an intention to sell, substantial amounts of the Company’s common stock in the public market after legal restrictions on resale lapse, including upon the expiration or release of lock-up restrictions pursuant to the terms of the Lock-Up Agreements, the trading price of the common stock of the Company could decline. The Company is not able to predict the effect that sales may have on the prevailing market price of the Company’s common stock.
If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the Company, its business or its market, its stock price and trading volume could decline.
The trading market for the Company’s common stock is influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect not to provide research coverage of the Company’s common stock, and such lack of research coverage may adversely affect the market price of its common stock. In the event it does have equity research analyst coverage, the Company will not have any control over the analysts, or the content and opinions included in their reports. The price of the Company’s common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the Company or fails to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.
If the Company fails to maintain proper and effective internal controls, its ability to produce accurate financial statements on a timely basis could be impaired.
The Company is subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that the Company maintain effective disclosure controls and procedures and internal control over financial reporting. The Company must perform system and process evaluation and testing of its internal control over financial reporting to allow management to report on the effectiveness of its internal controls over financial reporting in its Annual Report on Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. As a private company, Legacy Tvardi was never required to test its internal controls within a specified period. This will require that the Company incur substantial professional fees and internal costs to expand its accounting and finance functions and that it expends significant management efforts. The Company may experience difficulty in meeting these reporting requirements in a timely manner.
The Company has discovered, and may discover in the future, weaknesses in its system of internal financial and accounting controls and procedures that could result in a material misstatement of its financial statements. The Company’s internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If the Company is not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, or if it is unable to maintain proper and effective internal controls, the Company may not be able to produce timely and accurate financial statements. If that were to happen, the market price of its common stock could decline and it could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.
If the Company fails to attract and retain management and other key personnel, it may be unable to continue to successfully develop or commercialize its product candidates or otherwise implement its business plan.
The Company’s ability to compete in the highly competitive pharmaceuticals industry depends on its ability to attract and retain highly qualified managerial, scientific, medical, legal, sales and marketing and other personnel. The Company is highly dependent on its management and scientific personnel. The loss of the services of any of these individuals could impede, delay, or prevent the successful development of the Company’s product pipeline, completion of its planned clinical trials, commercialization of its product candidates or in-licensing or acquisition of new assets and could impact negatively its ability to implement successfully its business plan. If the Company loses the services of any of these individuals, it might not be able to find suitable replacements on a timely basis or at all, and its business could be harmed as a result. The Company might not be able to attract or retain qualified management and other key personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses.
The Company is expected to take advantage of reduced disclosure and governance requirements applicable to smaller reporting companies, which could result in its common stock being less attractive to investors.
The Company had a public float of less than $250 million as of June 30, 2025 and therefore qualifies as a smaller reporting company under the rules of the SEC. As a smaller reporting company, the Company is able to take advantage of reduced disclosure requirements, such as simplified executive compensation disclosures and reduced financial statement disclosure requirements in its SEC filings. Decreased disclosures in the Company’s SEC filings due to its status as a smaller reporting company may make it harder for investors to analyze its results of operations and financial prospects. The Company cannot predict if investors will find its common stock less attractive if it relies on these exemptions. If some investors find its common stock less attractive as a result, there may be a less active trading market for its common stock and its stock price may be more volatile. The Company may take advantage of the reporting exemptions applicable to a smaller reporting company until it is no longer a smaller reporting company, which status would end once it has a public float greater than $250 million. In that event, the Company could still be a smaller reporting company if its annual revenues were below $100 million and it has a public float of less than $700 million.
Changes in tax laws may materially adversely affect the Company’s business, prospects, financial condition and operating results.
New tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect the Company’s business, prospects, financial condition and operating results. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to the Company. For example, the legislation commonly referred to as OBBBA, enacted in 2025, the Coronavirus Aid, Relief, and Economic Security Act enacted in 2020, and the Tax Cuts and Jobs Act enacted in 2017, and the IRA enacted many significant changes to the U.S. tax laws. Future guidance from the Internal Revenue Service and other tax authorities with respect to such legislation may affect the Company, and certain aspects of such legislation could be repealed or modified in future legislation. Such tax law changes could have a material adverse impact on the Company. In addition, it is uncertain if and to what extent various states will conform to newly enacted federal tax legislation. While it is too early to assess the overall impact of these changes, as these and other tax laws and related regulations are revised, enacted, and implemented, the Company’s financial condition, results of operations, and cash flows could be materially adversely impacted.
The Company’s ability to use net operating loss carryforwards and other tax attributes may be limited, including as a result of the Merger.
Each of Cara and Legacy Tvardi has incurred losses during its history, and the Company does not expect to become profitable in the near future and may never achieve profitability. To the extent that the

Company continues to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire, if at all. As of December 31, 2024, Cara had U.S. federal net operating loss (“NOL”) carryforwards and state NOL carryforwards of $475.4 million and $403.1 million, respectively, and Legacy Tvardi had U.S. federal NOL carryforwards of approximately $47.2 million. Under current law, U.S. federal NOL carryforwards generated in taxable periods beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such NOL carryforwards is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to federal law. In addition, under Sections 382 and 383 of the Code, federal NOL carryforwards and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in ownership. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. The Company’s ability to utilize its NOL carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including changes in connection with the Merger or other transactions. Similar rules may apply under state tax laws. If the Company earns taxable income, such limitations could result in increased future income tax liability to the Company, and the Company’s future cash flows could be adversely affected.
The consummation of the Merger has made the Company subject to the SEC requirements applicable to reporting shell company business combinations. As a result, the Company is subject to more stringent reporting requirements, offering limitations and resale restrictions.
According to SEC guidance, the requirements applicable to reporting shell company business combinations apply to any company that sells or otherwise disposes of its historical assets or operations in connection with or as part of a plan to combine with a non-shell private company in order to convert the private company into a public one. The Company is subject to the SEC requirements applicable to reporting shell company business combinations, which are as follows:
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the Company was required file a Current Report on Form 8-K to report the Form 10 type information (the “Super 8-K”) after the closing of the Merger reflecting its status as an entity that is not a shell company;

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the Company will not be eligible to use a Form S-3 until 12 full calendar months after the Closing Date;

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the Company will need to wait at least 60 calendar days after the filing of the Super 8-K to file a Form S-8 for any equity plans or awards, such as the 2025 Equity Plan and the 2025 Employee Stock Purchase Plan;

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the Company will be an “ineligible issuer” for three years following the Closing Date, which will prevent the Company from (i) incorporating by reference in its Form S-1 filings, (ii) using a free writing prospectus or (iii) taking advantage of the well-known seasoned issuer (WKSI) status despite its public float;

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investors who (i) were affiliates of Legacy Tvardi at the time the Merger was submitted for the vote or consent of Legacy Tvardi’s stockholders, (ii) receive securities of Tvardi in the Merger and (iii) publicly offer or sell such securities will be deemed to be engaged in a distribution of such securities, and therefore would be underwriters with respect to resales of those securities; and

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Rule 144(i)(2) will limit the ability of holders of restricted securities and any affiliates of the public company to publicly resell Rule 145(c) securities per Rule 145(d), as well as any other “restricted” or “control” securities of Tvardi per Rule 144, until one year after the Form 10 information is filed with the SEC. Non-affiliate Cara Stockholders prior the Merger are not subject to such restrictions on public resales of their shares.

The foregoing SEC requirements will increase the Company’s time and cost of raising capital, offering stock under equity plans, and complying with securities laws. Furthermore, such requirements will add burdensome restrictions on the resale of the Company’s common stock by affiliates of Legacy Tvardi and any holders of “restricted” or “control” securities of the Company.

The Company may become involved in securities litigation that could divert management’s attention and harm the Company’s business and insurance coverage may not be sufficient to cover all costs and damages.
In the past, securities class action or stockholder derivative litigation often follows certain significant business transactions, such as the sale of a business division or announcement of a merger. The Company is involved and may continue to be involved in this type of litigation in connection with the Merger.
Between December 20, 2024, and March 19, 2025, Cara received 13 demands (and three draft complaints) from purported stockholders of Cara (collectively, the “Demands”) challenging the disclosures in the the definitive proxy statement/prospectus (the “Proxy Statement/Prospectus”) included in the Registration Statement on Form S-4 related to the Merger and asserting claims for violations of Sections 14(a) and 20(a) of the Exchange Act. In addition, on March 5 and March 6, 2025, two lawsuits were filed by purported stockholders of Cara in the Supreme Court of the State of New York, County of New York. The lawsuits are captioned Joseph Clark v. Cara Therapeutics, Inc., et al., No. 651260/2025 and Michael Kent v. Cara Therapeutics, Inc., et al., No. 651272/2025 (collectively, the “Complaints”). The Complaints named Cara and the members of the Cara board of directors as defendants, and, like the Demands, challenged the disclosures (under New York state law) in the Proxy Statement/Prospectus.
Cara and the other named defendants deny that they violated any laws or breached any duties to stockholders of Cara, and they believe that no supplemental disclosure was required to the Proxy Statement/Prospectus under any applicable law, rule or regulation. Nevertheless, solely to eliminate the burden and expense of litigation and to avoid any possible disruption to the Merger that could result from such litigation, Cara filed certain supplemental disclosures, on March 24, 2025, to moot the disclosure claims alleged in the Demands and the Complaints. On April 15, 2025, the Merger closed. Thereafter, counsel for the purported stockholders (that sent the Demands or filed the Complaints) reached out to counsel for the Company to discuss a potential mootness fee in connection with the supplemental disclosures filed by Cara. On August 15, 2025, the Company resolved the fee demand and the matter is now closed.
General Risk Factors
As a result of the shutdown of the federal government, the Company has determined to rely on Section 8(a) of the Securities Act to cause the registration statement of which this prospectus forms a part to become effective automatically. The Company’s reliance on Section 8(a) could result in a number of adverse consequences, including the potential for a need for the Company to file a post-effective amendment and distribute an updated prospectus to investors, or a stop order issued preventing use of the registration statement, and a corresponding substantial stock price decline, litigation, reputational harm or other negative results.
The registration statement of which this prospectus forms a part is expected to become automatically effective by operation of Section 8(a) of the Securities Act on the 20th calendar day after the most recent amendment of the registration statement filed with the SEC, in lieu of the SEC declaring the registration statement effective following the completion of its review. Although the Company’s reliance on Section 8(a) does not relieve the Company and other parties from the responsibility for the adequacy and accuracy of the disclosure set forth in the registration statement and for ensuring that the registration statement complies with applicable requirements, use of Section 8(a) poses a risk that, after the date of this prospectus, the Company may be required to file a post-effective amendment to the registration statement and distribute an updated prospectus to investors if changes to the information in this prospectus are required, or if a stop order under Section 8(d) of the Securities Act prevents continued use of the registration statement. These or similar events could cause the trading price of the Company’s common stock to decline substantially, result in securities class action or other litigation, and subject the Company to significant monetary damages, reputational harm and other negative results.
Legacy Tvardi identified material weaknesses in its internal control over financial reporting, and, following the Merger, such material weaknesses must be remediated by the Company. If the Company fails to remediate these material weaknesses, or if it experiences additional material weaknesses in the future or otherwise fails to maintain effective internal control over financial reporting in the future, the Company may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect investor confidence in the Company and, as a result, the value of its common stock.
As of December 31, 2024, Legacy Tvardi had limited accounting personnel and other resources to address its internal control over financial reporting. In connection with the preparation of Legacy Tvardi’s financial statements for the year ended December 31, 2024, material weaknesses were identified in the design and operating effectiveness of Legacy Tvardi’s internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
These material weaknesses are related to the fact that Legacy Tvardi lacked a sufficient number of professionals to consistently establish appropriate authorities and responsibilities in pursuit of Legacy Tvardi’s financial reporting objectives. The lack of sufficient number of finance and accounting professionals contributed to the inadequate design and Legacy Tvardi’s inability to maintain effective controls over the segregation of duties related to journal entries. In addition, Legacy Tvardi identified material weaknesses in its financial reporting related to inadequate review of financial statements and disclosures, as well as a lack of formal documentation and timely communication regarding prepaid and accrued research and development expenses related to the CRO.
However, these material weaknesses could result in a misstatement of substantially all of the Company’s accounts or disclosures that would result in a material misstatement of its future annual or interim financial statements that would not be prevented or detected. Following the Merger, these material weaknesses must be remediated by the Company.
To remediate the material weaknesses, the Company has begun a formal risk assessment process to identify control gaps and design new procedures and controls to remediate the identified weaknesses. The Company has added additional experienced accounting and financial reporting personnel and is formalizing the design and implementation of internal controls over the financial reporting process, including general controls over information systems. The material weaknesses will not be considered remediated until management completes the design and implementation of the measures described above and the controls operate for a sufficient period of time and management has concluded, through testing, that these controls are effective. The measures the Company has taken to date, and is continuing to design and implement, may not be sufficient to remediate the material weaknesses the Company has identified or avoid potential future material weaknesses. If the steps the Company takes do not correct these material weaknesses in a timely manner, the Company will be unable to conclude that it maintains effective internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that a material misstatement of the Company’s financial statements would not be prevented or detected on a timely basis.
If the Company fails to remediate its existing material weaknesses or identify new material weaknesses in its internal control over financial reporting, if the Company is unable to comply with the disclosure and attestation requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, if the Company is unable to conclude that its internal control over financial reporting is effective, or if its independent registered public accounting firm is unable to conclude that its internal control over financial reporting is effective, the Company may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect investor confidence in the Company and the market price of its common stock could be negatively affected. As a result, the Company could also become subject to investigations by The Nasdaq Capital Market, the SEC or other regulatory authorities, and become subject to litigation from investors and stockholders, which could harm its reputation and financial condition or divert financial and management resources from its regular business activities.
The Company’s disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
As a public reporting company, the Company is subject to certain reporting requirements of the Exchange Act. The Company’s disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by the Company in reports the Company files or submits under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. The Company believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in the Company’s control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.
The Company’s issuance of additional capital stock in connection with financings, acquisitions, investments, its stock incentive plans or otherwise will dilute all other stockholders.
The Company expects to issue additional capital stock in the future that will result in dilution to all other stockholders. The Company expects to grant equity awards to employees, directors, and consultants under its stock incentive plans. As part of its business strategy, the Company may acquire or make investments in complementary companies, products or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of the Company’s common stock to decline.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about the Company’s business, its stock price and trading volume could decline.
The trading market for the Company’s common stock will depend in part on the research and reports that securities or industry analysts publish about the Company or its business. If one or more of the analysts who covers the Company downgrades its stock or publishes inaccurate or unfavorable research about its business, its stock price may decline. If one or more of these analysts ceases coverage of its company or fails to publish reports on the Company regularly, demand for its stock could decrease, which might cause its stock price and trading volume to decline.
The Company will incur significant increased costs as a result of operating as a public company, and its management is required to devote substantial time to new compliance initiatives.
As a public company, the Company incurs significant legal, accounting and other expenses. The Company is subject to the reporting requirements of the Exchange Act, which requires, among other things, that the Company file with the SEC annual, quarterly and current reports with respect to its business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and the Nasdaq Stock Market (“Nasdaq”), to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial reporting controls and changes in corporate governance practices. Further, there are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which the Company operates its business in ways it cannot currently anticipate.
The Company expects the rules and regulations applicable to public companies to substantially increase its legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of the Company’s management and personnel from other business concerns, they could have an adverse effect on its business. The increased costs will decrease the Company’s net income or increase the Company’s net loss and may require the Company to reduce costs in other areas of its business or increase the prices of its products or services. For example, the Company expects these rules and regulations to make it more difficult and more expensive for the Company to obtain director and officer liability insurance and the Company may be required to incur substantial costs to maintain the same or similar coverage. The Company cannot predict or estimate the amount or timing of additional costs the Company may incur to respond to these requirements. The impact of these requirements could also make it more difficult for the Company to attract and retain qualified persons to serve on its board of directors, its board committees or as executive officers.

The Company, and the third parties with whom it works, are or may be subject to stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, and policies related to data privacy and security. The Company’s (or the third parties with whom it works) actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of its business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.
In the ordinary course of business, the Company collects, receives, stores, processes, generates, uses, transfers, discloses, makes accessible, protects, secures, disposes of, transmits, and shares (collectively, process or processing) certain sensitive information, including proprietary and confidential business data, trade secrets, employee data, intellectual property, data it collects about clinical trial participants in connection with clinical trials, and other sensitive third-party data (collectively, sensitive data). The global data protection landscape is rapidly evolving and the Company is or may become subject to numerous data privacy and security obligations, such as various state, federal and foreign laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations governing the collection use, disclosure, retention, and security of personal information or otherwise relating to data privacy and security, including as relates to information that the Company may collect in connection with clinical trials in the United States and abroad.
Various federal, state, local and foreign legislative and regulatory bodies, or self-regulatory organizations, may expand current laws, rules or regulations, enact new laws, rules or regulations or issue revised rules or guidance regarding data privacy and security. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and the Company cannot yet determine the impact future laws, regulations, standards, or perception of their requirements may have on its business. This evolution may create uncertainty in the Company’s business, affect its ability to operate in certain jurisdictions or to collect, store, transfer use and share personal information, necessitate the acceptance of more onerous obligations in its contracts, result in liability or impose additional costs on the Company. The cost of compliance with these laws, regulations and standards is high and is likely to increase in the future. Any actual or perceived failure by the Company to comply with federal, state or foreign laws or regulations, its internal policies and procedures or its contracts governing the processing of personal information could result in, among other things, negative publicity, government investigations and enforcement actions, claims by third parties and damage to the Company’s reputation, any of which could have a material adverse effect on its business, results of operation, and financial condition.
In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, data privacy laws, and other similar laws. For example, HIPAA, as amended by HITECH (collectively, “HIPAA”), imposes among other things, certain requirements relating to the privacy, security, transmission, and breach of individually identifiable health information. The Company may obtain health information from third parties (including research institutions from which it obtains clinical trial data) that are subject to privacy and security requirements under HIPAA. Depending on the facts and circumstances, the Company could be subject to significant penalties if it violates HIPAA.
Certain states have also adopted comparable privacy and security laws and regulations, which govern the privacy, processing and protection of health-related and other personal information. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for the Company and its future customers and strategic partners. For example, the CCPA, went into effect on January 1, 2020 and applies to the personal information of consumers, business representatives, and employees who are California residents, and increases the privacy and security obligations of covered businesses under the CCPA that handle personal information subject to the CCPA, including among other things, requiring such businesses to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain privacy rights, including the right to opt out of certain disclosures of their information. The CCPA provides for civil penalties as well as a private right of action with statutory damages for certain data breaches, thereby potentially increasing the likelihood of, and risks associated with, data breach litigation. Although the law includes limited exceptions, including for certain information collected as part of clinical trials, the CCPA may impact the Company’s processing of personal information and increase its compliance costs. Additionally, the California

Privacy Rights Act of 2020 (“CPRA”) went into effect on January 1, 2023, and significantly expands the CCPA, such as by granting additional rights to California residents, including the right to correct personal information and affording opt-out rights for certain uses of sensitive information, and imposes additional data protection obligations on covered businesses, including additional limitations on data uses and new audit requirements for higher risk sensitive information. The CPRA also established the California Privacy Protection Agency which is authorized to issue substantive regulations and could result in increased privacy and information security enforcement. Other states have also passed comprehensive privacy laws, and similar laws are being considered in several other states, as well as at the federal and local levels. While these state privacy laws, like the CCPA, may or do exempt some data processed in the context of clinical trials, these laws could have potentially conflicting requirements that further complicate compliance efforts, and increase legal risk and compliance costs for the Company and the third parties upon whom it relies.
In the event that the Company is subject to or affected by HIPAA, the CCPA, the CPRA or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect its financial condition. In addition to government activity, privacy advocacy groups and technology and other industries are considering various new, additional or different self-regulatory standards that may place additional burdens on the Company. In addition to data privacy and security laws, the Company is also bound by other contractual obligations related to data privacy and security, and its efforts to comply with such obligations may not be successful. Each of these laws, rules, regulations and contractual obligations relating to data privacy and security, and any other such changes or new laws, rules, regulations or contractual obligations could impose significant limitations on the Company’s business, require changes to the Company’s business, or restrict its collection, use, storage or processing of personal information, which may increase its compliance expenses and make its business more costly or less efficient to conduct. In addition, any such changes could compromise the Company’s ability to develop an adequate marketing strategy and pursue its growth strategy effectively or even prevent the Company from providing certain products in jurisdictions in which it currently operates and in which the Company may operate in the future or incur potential liability in an effort to comply with such legislation, which, in turn, could adversely affect its business, financial condition, results of operations and prospects.
Complying with these numerous, complex and often changing obligations is expensive and difficult, and failure to comply with any data privacy or security obligations, whether by the Company, one of its CROs, CMOs, partners or another third party, could adversely affect its business, financial condition, results of operations and prospects, including but not limited to: investigation costs; material fines and penalties; compensatory, special, punitive and statutory damages; litigation; consent orders regarding the Company’s privacy and security practices; requirements that it provides notices, credit monitoring services and/or credit restoration services or other relevant services to impacted individuals; adverse actions against the Company’s licenses to do business; reputational damage; and injunctive relief. In addition, new regulation or legislative actions regarding data privacy and security (together with applicable industry standards) may increase its costs of doing business.
In this regard, the Company expects that there will continue to be new proposed laws, regulations and industry standards relating to privacy and data protection in the United States, the EEA and other jurisdictions, and it cannot determine the impact such future laws, regulations and standards may have on its business. For example, the U.S. Department of Justice issued a rule entitled the Preventing Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons, which places additional restriction on certain data transactions involving countries of concern (e.g., China, Russia, Iran) and covered individuals (i.e., individuals and entities located in or controlled by individuals or entities located in those jurisdictions) that may impact certain business activities such as vendor engagements, sale or sharing of data, employment of certain individuals, and investor agreements. Violations of the rule could lead to significant civil and criminal fines and penalties. The rule applies regardless of whether data is anonymized, key-coded, pseudonymized, de-identified or encrypted, which presents particular challenges for companies like ours and may impact our ability to transfer data in connection with certain transactions or agreements.
Any actual or perceived failure by the Company or its third-party service providers to comply with any federal, state or foreign laws, rules, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which the Company may be subject or other legal obligations relating to data privacy, data protection, security or consumer protection could adversely affect the Company’s reputation, brand and business. The Company may also be contractually required to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any laws, rules and regulations or other legal obligations relating to privacy or any inadvertent or unauthorized use or disclosure of data that the Company stores or handles as part of operating its business. Any of these events could adversely affect the Company’s reputation, business, or financial condition, including but not limited to: loss of customers; interruptions or stoppages in its business operations (including clinical trials); inability to process personal information or to operate in certain jurisdictions; limited ability to develop or commercialize its products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to its business model or operations.
The Company cannot be certain that its CROs, CMOs or other third-parties with access to its or its suppliers’, manufacturers’, clinical trial participants’ and employees’ sensitive information in relation to which the Company is responsible will not breach contractual obligations imposed by the Company, or that they will not experience data security incidents, which could have a corresponding effect on its business, including putting the Company in breach of its obligations under privacy laws and regulations and/or which could in turn adversely affect its business, financial condition, results of operations and prospects. The Company cannot be certain that its contractual measures and its own privacy and security-related safeguards will protect the Company from the risks associated with the third-party processing of such information. Any of the foregoing could adversely affect its business, financial condition, results of operations and prospects.
The Company posts certain of its privacy policies which describe its practices concerning its collection, use, disclosure and other processing of the personal information. Although it endeavors to comply with its public statements and documentation, the Company may at times fail to do so or be perceived to have failed to do so. The Company’s publication of its privacy policies and other statements it publishes that provide promises and assurances about privacy and security can subject the Company to potential state and federal action if they are found to be deceptive, unfair or misrepresentative of its actual practices.
Any actual or perceived failure by the Company to comply with federal, state or foreign laws, rules or regulations, industry standards, contractual or other legal obligations relating to data privacy or security, or any actual, perceived or suspected cybersecurity incident, whether or not resulting in unauthorized access to, or acquisition, release or transfer of personal information or other data, may result in enforcement actions and prosecutions, private litigation, significant fines, penalties and censure, claims for damages by customers and other affected individuals, regulatory inquiries and investigations or adverse publicity and could cause its relevant stakeholders to lose trust in the Company, any of which could adversely affect its business, financial condition, results of operations and prospects.
The successful assertion of one or more large claims against the Company that exceeds its available insurance coverage, or results in changes to its insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on its business. In addition, the Company cannot be sure that its existing insurance coverage will continue to be available on acceptable terms or that its insurers will not deny coverage as to any future claim.
Changes in U.S. tax law could adversely affect the Company’s financial condition and results of operations.
The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the U.S. Internal Revenue Service and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect the Company or holders of its common stock. In recent years, many such changes have been made and changes are likely to continue to occur in the future. Future changes in U.S. tax laws could have a material adverse effect on its business, cash flow, financial condition or results of operations. The Company urges investors to consult with their legal and tax advisors regarding the implications of potential changes in U.S. tax laws on an investment in its common stock.

If the Company’s information technology systems or those third parties with whom it works or its data, are or were compromised, the Company could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse consequences.
The Company’s information systems and those of its current and any future collaborators, contractors, r consultants, and other third parties with whom it works (i.e., its supply chain) are vulnerable to a variety of evolving threats, including but not limited to malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing attacks, credential harvesting, ransomware attacks, software bugs, software or hardware failures, personnel error or malfeasance, loss of data or other information technology assets, adware, earthquakes, fires, floods, attacks enhanced or facilitated by AI, malicious code (such as computer viruses and worms), unauthorized access, natural disasters, terrorism, war and telecommunication, electrical failures, and other similar threats. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. We may expend significant resources or modify our business activities (including our clinical trial activities) to try to protect against security incidents. Certain data privacy and security obligations have required us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive information.
The Company exercises little or no direct control over how the third parties with whom it works operate their information systems, which increases its vulnerability to problems with their systems. If the Company or third parties with whom it works have in the past or were in the future to experience any material system failure, accident, or security breach, it could result in a disruption of its development programs and its business operations, whether due to a loss of the Company’s trade secrets or other proprietary information or other similar disruptions, as well as reputational harm and adverse legal and regulatory consequences. For example, the loss of clinical trial data from future clinical trials could result in delays in the Company’s regulatory approval efforts and significantly increase its costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, the Company’s data or applications, or inappropriate disclosure of confidential or proprietary information, it could incur liability, its competitive position could be harmed, and the further development and commercialization of its product candidates could be delayed.
The Company and the third parties with whom it works are also subject to cybersecurity risks caused by misappropriation, misuse, leakage, falsification or intentional or accidental release, exposure or loss of information maintained in the information systems and networks of the Company and the third parties with whom it works , including personal information of the Company’s employees and clinical trial subjects, and the Company’s confidential data. In addition, outside parties may attempt to penetrate the Company’s systems or those of the third parties with whom it works or fraudulently induce its personnel or the personnel of the third parties with whom it works to disclose sensitive information in order to gain access to the Company’s data and/or systems (or those of the third parties with whom it works). The Company may experience threats to its data and systems, including malicious code and viruses, supply chain attacks, phishing and other cyberattacks. The number and complexity of these threats continue to increase over time. In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, ability to provide our products or services, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but the Company may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Remote work has increased risks to our information technology systems and data, as our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations. Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

If a material breach of, or accidental or intentional loss of data from, the Company’s information technology systems or those of its vendors occurs, the market perception of the effectiveness of its security measures could be harmed and the Company’s reputation and credibility could be damaged, and the Company could be subject to adverse legal and regulatory consequences. The Company could be required to expend significant amounts of money and other resources to repair or replace information systems or networks. Applicable data privacy and security obligations may require us, or we may voluntarily choose, to notify relevant stakeholders, including affected individuals, customers, regulators, and investors, of security incidents, or to take other actions, such as providing credit monitoring and identity theft protection services. Such disclosures and related actions can be costly, and the disclosure or the failure to comply with such applicable requirements could lead to adverse consequences.
The Company takes steps designed to detect, mitigate, and remediate vulnerabilities in our information systems (such as our hardware and/or software, including that of third parties with whom it works). The Company has not and may not in the future, however, detect and remediate all such vulnerabilities including on a timely basis. Further, the Company has and may in the future experience delays in developing and deploying remedial measures and patches designed to address identified vulnerabilities.
Although the Company develops and maintains systems and controls designed to prevent these events from occurring and the Company has a process to identify and mitigate threats, the development and maintenance of these systems, controls and processes is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become increasingly sophisticated. It may be difficult and/or costly to detect, investigate, mitigate, contain, and remediate a security incident. Our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain, and remediate a security incident could result in outages, data losses, and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems. Moreover, despite the Company’s efforts, the possibility of these events occurring cannot be eliminated entirely. As the Company outsources more of its information systems to vendors, and relies more on cloud-based information systems, the related security risks will increase, and the Company will need to expend additional resources to protect its technology and information systems.
In addition, there can be no assurance that the Company’s internal information technology systems or those of the third-parties with whom it works, or its consultants’ efforts to implement adequate security and control measures, will be sufficient to protect the Company against breakdowns, service disruption, data deterioration or loss in the event of a system malfunction, or prevent data from being stolen or corrupted in the event of a cyberattack, security breach, industrial espionage attacks or insider threat attacks, which could result in financial, legal, business or reputational harm. In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveal competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position.
Any of the previously identified or similar threats have in the past and may in the future cause a security incident or other interruption that have in the past and may in the future result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information or our information technology systems, or those of the third parties with whom we work. For example, we have been the target of unsuccessful phishing attempts in the past, and expect such attempts will continue in the future. A security incident or other interruption could disrupt our ability (and that of third parties with whom we work) to operate our business.
Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. In addition, while the Company maintains insurance policies that may cover certain liabilities in connection with a cybersecurity incident, it cannot be certain that the insurance coverage will be adequate for liabilities actually incurred, that insurance will continue to be available to the Company on commercially reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims that exceed available insurance coverage, or the occurrence of changes in insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on its business, including its financial condition, results of operations and reputation.
Unfavorable global economic conditions could adversely affect the Company’s business, financial condition or results of operations.
The Company’s results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. Portions of the Company’s future clinical trials may be conducted outside of the United States and unfavorable economic conditions resulting in the weakening of the U.S. dollar would make those clinical trials costlier to operate. Furthermore, the most recent global financial crisis caused extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn, due to factors including the effects of health epidemics and pandemics, geopolitical events, such as the Russian invasion of Ukraine, the conflict in the Middle East and related global escalation of geopolitical tensions, and inflationary pressures could result in a variety of risks to the Company’s business, including a reduced ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy or international trade disputes could also strain its suppliers, some of which are located outside of the United States, possibly resulting in supply disruption. Any of the foregoing could harm its business and the Company cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact its business.
Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could adversely affect the Company’s current and projected business operations and its financial condition and results of operations.
Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems.
Since March 2023, several financial institutions have experienced failures and have been placed into receivership. In addition, if any of the Company’s customers, suppliers or other parties with whom it conducts business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties’ ability to pay their obligations to the Company or to enter into new commercial arrangements requiring additional payments to the Company could be adversely affected. Similar impacts have occurred in the past, such as during the 2008 – 2010 financial crisis.
Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. Although the U.S. Department of Treasury, Federal Deposit Insurance Corporation (“FDIC”), and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediately liquidity may exceed the capacity of such program. Additionally, there is no guarantee that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion.
Although the Company assesses its banking and customer relationships as it believes necessary or appropriate, its access to funding sources and other credit arrangements in amounts adequate to finance or capitalize its current and projected future business operations could be significantly impaired by factors that affect the Company, the financial institutions with whom the Company has credit agreements or arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which the Company has financial or business relationships, but could also include factors involving financial markets or the financial services industry generally.
The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on the Company’s current and projected business operations and its financial condition and results of operations. These could include, but may not be limited to, the following:
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delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets;

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delayed or lost access to working capital sources and/or delays, inability or reductions in its ability to enter into new credit facilities or other working capital resources;

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potential or actual breach of contractual obligations that require the Company to maintain letters of credit or other credit support arrangements;

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potential or actual breach of financial covenants in any credit agreements or credit arrangements; or

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potential or actual cross-defaults in other credit agreements, credit arrangements or operating or financing agreements.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for the Company to acquire financing on acceptable terms or at all.
Any decline in available funding or access to its cash and liquidity resources could, among other risks, adversely impact the Company’s ability to meet its operating expenses, financial obligations or fulfill its other obligations, result in breaches of its financial and/or contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on the Company’s liquidity and its current and/or projected business operations and financial condition and results of operations.
In addition, any further deterioration in the macroeconomic economy or financial services industry could lead to losses or defaults by the Company’s customers or suppliers, which in turn, could have a material adverse effect on its current and/or projected business operations and results of operations and financial condition. For example, a supplier may determine that it will no longer deal with the Company as a customer. In addition, a supplier could be adversely affected by any of the liquidity or other risks that are described above as factors that could result in material adverse impacts on the Company, including but not limited to delayed access or loss of access to uninsured deposits or loss of the ability to draw on existing credit facilities involving a troubled or failed financial institution. Any supplier bankruptcy or insolvency, or any breach or default by a supplier, or the loss of any significant supplier relationships, could result in material losses to the Company and may have a material adverse impact on its business.
The increasing use of social media platforms presents new risks and challenges.
Social media is increasingly being used to communicate about the Company’s clinical development programs and the diseases its therapeutics are being developed to treat, and the Company intends to utilize appropriate social media in connection with its commercialization efforts following approval of its product candidates, if any. Social media practices in the biopharmaceutical industry continue to evolve and regulations and regulatory guidance relating to such use are evolving and not always clear. This evolution creates uncertainty and risk of noncompliance with regulations applicable to its business, resulting in potential regulatory actions against the Company, along with the potential for litigation related to off-label marketing or other prohibited activities. For example, patients may use social media channels to comment on their experience in an ongoing blinded clinical trial or to report an alleged adverse event. When such disclosures occur, there is a risk that clinical trial enrollment may be adversely impacted, that the Company may fail to monitor and comply with applicable adverse event reporting obligations or that the Company may not be able to defend its business or the public’s legitimate interests in the face of the political and market pressures generated by social media due to restrictions on what the Company may say about its product candidates.

There is also a risk of inappropriate disclosure of sensitive information or negative or inaccurate posts or comments about the Company on any social networking website. If any of these events were to occur or the Company otherwise fails to comply with applicable regulations, the Company could incur liability, face regulatory actions or incur other harm to its business.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “predict,” “project,” “potential,” “seek,” “should,” “will,” or “would,” and or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this prospectus, the Company cautions you that these statements are based on a combination of facts and factors currently known by the Company and its expectations of the future, about which the Company cannot be certain.
The forward-looking statements in this prospectus include, among other things, statements about:
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the Company’s ability to continue as a going concern;

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the Company’s ability to realize the anticipated benefits of the Merger;

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the impact of any legal proceedings that may be instituted against Cara, Legacy Tvardi, the Company or any of each company’s respective directors or officers related to the Merger Agreement, or the transactions associated with the Merger Agreement;

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substantial uncertainties regarding whether the Merger Agreement and transactions associated with the Merger Agreement will generate value for stockholders;

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the Company’s ability to maintain compliance with Nasdaq listing requirements;

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the expectations surrounding the potential safety, efficacy, and regulatory and clinical progress of the Company’s product candidates, including TTI-101 and TTI-109, and anticipated milestones and timing therefor;

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the Company’s plans to develop and commercialize its product candidates or any potential future product candidates;

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the potential results of preclinical studies and clinical trials and future regulatory and development milestones for the Company’s product candidates or any potential future product candidates;

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the performance of third-party manufacturers, clinical research organizations, and other vendors;

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the size and growth of the potential markets for the Company’s product candidates;

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the rate and degree of market acceptance of any other future approved indications or products;

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the Company’s ability to obtain and maintain additional regulatory approval of its product candidates or any future product candidates, and the labeling under any approval the Company may obtain;

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the Company’s ability to maintain existing and establish additional collaborations for its product candidates or future product candidates;

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the continued service of the Company’s key scientific or management personnel;

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the Company’s ability to establish commercialization and marketing capabilities for any future approved products;

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regulatory developments in the United States and foreign countries;

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the Company’s ability to obtain and maintain coverage and adequate reimbursement from third-party payers and governments for any other future approved indications or products;

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the Company’s planned use of its cash and cash equivalents and the clinical milestones it expects to fund with such proceeds;

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the accuracy of its estimates regarding expenses, future revenues and capital requirements;

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the Company’s ability to obtain funding for its operations;

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the Company’s ability to obtain and maintain intellectual property protection for its product candidates or future product candidates and the Company’s ability to operate its business without infringing on the intellectual property rights of others;

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the Company’s ability to maintain proper and effective internal controls over financial reporting and to remediate and prevent material weaknesses in the Company’s internal controls;

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the success of competing drugs that are or may become available; and

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the potential effects of any global health crises, geopolitical tensions and macroeconomic conditions on its business, operations, and clinical development and regulatory timelines and plans.

You should refer to the “Risk Factors” section herein for a discussion of material factors that may cause the Company’s actual results to differ materially from those expressed or implied by its forward-looking statements. As a result of these factors, the Company cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if the Company’s forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
You should read this prospectus and the documents that the Company references in this prospectus and have filed as exhibits to this prospectus completely and with the understanding that the Company’s actual future results may be materially different from what it expects. The Company qualifies all of its forward-looking statements by these cautionary statements.

USE OF PROCEEDS
All of the shares of our common stock offered by the selling stockholders pursuant to this prospectus will be sold by the selling stockholders for their respective accounts. We will not receive any of the proceeds from the sale of our common stock hereunder.
With respect to the registration of shares of our common stock offered by the selling stockholders pursuant to this prospectus, the selling stockholders will pay any underwriting discounts and commissions and expenses incurred by them for brokerage, accounting, tax or legal services or any other expenses incurred by them in disposing of the securities. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares of common stock covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees, and fees of our counsel and our independent registered public accountants.
MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
Market Information and Holders
Our common stock is currently listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “TVRD.” Prior to the consummation of the Merger, Cara’s common stock was historically quoted on The Nasdaq Capital Market under the symbol “CARA.”
As of June 30, 2025, there were 9,373,433 shares of common stock issued and outstanding held of record by 242 holders. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose shares of our common stock are held of record by banks, brokers and other financial institutions.
Dividend Policy
We have never declared or paid any cash dividends on shares of our common stock. We anticipate that we will retain all of our future earnings to advance the preclinical studies and clinical trials for our product candidates, and do not anticipate paying any cash dividends on shares of our common stock in the foreseeable future. Investors should not purchase our common stock with the expectation of receiving cash dividends.
Any future determination to declare cash dividends on shares of our common stock will be made at the discretion of our board of directors, subject to applicable law and contractual restrictions and will depend on its financial condition, results of operations, capital requirements, general business conditions and other factors that the board of directors may deem relevant.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis provides information that our management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. The discussion should be read together with the audited financial statements and related notes and unaudited condensed financial statements and related notes that are included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the section titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” as set forth in this prospectus.
Unless otherwise indicated or the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section to “Tvardi,” “the Company,” “we,” “us,” “our” and other similar terms refer to the business and operations of Legacy Tvardi prior to the Merger and to Tvardi Therapeutics, Inc. and its consolidated subsidiaries following the Merger.
Management’s discussion and analysis of the financial condition and results of operation of Legacy Tvardi as of and for the year ended December 31, 2024 and as of and for the three and six months ended June 30, 2025 is set forth below.
While the legal acquirer in the Merger was Cara, for financial accounting and reporting purposes under U.S. GAAP, Legacy Tvardi was the accounting acquirer and the Merger was accounted for as a “reverse recapitalization.” A reverse recapitalization (i.e., a capital transaction involving the issuance of stock by Cara for Legacy Tvardi’s stock) does not result in a new basis of accounting, and the consolidated financial statements of the combined entity represent the continuation of the financial statements of Legacy Tvardi in many respects. Accordingly, the assets, liabilities and results of operations of Legacy Tvardi became the historical financial statements of the Company, and Cara’s assets, liabilities and results of operations were consolidated with those of Legacy Tvardi beginning on the acquisition date. Operations prior to the Merger are and will be presented as those of Legacy Tvardi in future reports. Cara’s assets and liabilities were measured and recognized at their fair values as of the effective time of the Merger.
Overview
We are a clinical-stage biopharmaceutical company focused on the development of novel, oral, small molecule therapies targeting STAT3 to treat fibrosis-driven diseases with significant unmet need. Based upon our founder’s seminal work and deep understanding of the transcription factor STAT3, we have designed an innovative approach to directly inhibit STAT3, a highly validated, yet historically undruggable target. Leveraging this expertise, we are developing a pipeline of STAT3 inhibitors with a differentiated mechanism of action and convenient oral dosing. Our lead product candidate, TTI-101, is currently in Phase 2 clinical development for the treatment of fibrosis-driven diseases, with an initial focus on idiopathic pulmonary fibrosis (“IPF”), and hepatocellular carcinoma (“HCC”). We expect to report preliminary topline data from our Phase 1b/2 HCC clinical trial in the first half of 2026. Our second product candidate, TTI-109, is also an oral, small molecule STAT3 inhibitor that is structurally related to, yet chemically distinct from, TTI-101 and is designed to enhance our ability to target STAT3. We submitted an Investigational New Drug (“IND”) application for TTI-109 in June 2025. We reported preliminary data from our Phase 2 clinical trial of TTI-101 in IPF in October 2025 and concluded that the study did not meet its goals. We are conducting additional analyses to further understand these results and inform our next steps.
Since commencing operations in 2017, we have devoted substantially all of our efforts and financial resources to developing our product candidates, organizing and staffing our company, business planning, raising capital, establishing our intellectual property portfolio and performing research and development of our product candidates, signaling and biology, medicinal chemistry and clinical insights to discover and develop novel therapies for the treatment of fibrosis-driven diseases. Through the date of this filing, we have historically financed our operations principally through the issuance and sale of Legacy Tvardi’s preferred stock and convertible debt. Legacy Tvardi has received $28.3 million from the sale and issuance of its Convertible Notes in December 2024 and $83.4 million from the issuance and sale of its preferred Stock and historical convertible debt, which was converted into preferred stock, in 2018 and 2021.

As of June 30, 2025, we had $20.6 million in cash and cash equivalents and $20.3 million in short-term investments. As further discussed below, in April 2025, Legacy Tvardi completed its Merger with Cara, through which we received approximately $23.9 million in net assets. Legacy Tvardi has incurred net losses since inception. As of June 30, 2025 and December 31, 2024, our and Legacy Tvardi’s accumulated deficit was $97.6 million and $92.2 million, respectively. For the three and six months ended June 30, 2025, we reported net income of $4.2 million and net loss of $5.4 million, respectively. For the three and six months ended June 30, 2024, Legacy Tvardi reported net losses of $7.0 million and $11.2 million, respectively. For the years ended December 31, 2024 and 2023, Legacy Tvardi reported net losses of $29.4 million and $17.3 million, respectively. Our net income (loss) may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our clinical development activities and other research and development activities. Although we generated net income for the three months ended June 30, 2025 as a result of the net changes in the fair value of our Convertible Notes, we expect to continue to incur significant operating losses for the foreseeable future and may never become profitable. Losses are expected to continue as we continue to invest in research and development activities. The assessment of our ability to meet our future obligations is inherently judgmental, subjective and susceptible to change. Given the inherent uncertainties in the forecast, we considered both quantitative and qualitative factors that were known or reasonably knowable as of the issuance date of our unaudited condensed financial statements as of and for the three and six months ended June 30, 2025 and concluded that there are conditions present in the aggregate that raise substantial doubt about our ability to continue as a going concern. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our capital resources as of June 30, 2025 sooner than we expect. See the subsection titled “— Liquidity and Capital Resources” below for further discussion.
We will require additional funding in order to finance operations and complete our ongoing and planned clinical trials. Access to such funding on acceptable terms cannot be assured.
We expect that our expense and capital requirements will increase substantially in connection with our ongoing activities and for the foreseeable future, particularly if we, among other things:
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advance TTI-101, TTI-109 and our other product candidates through clinical development and, if successful, later-stage clinical trials;

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discover and develop additional product candidates;

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advance our preclinical development programs into clinical development;

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experience delays or interruptions to preclinical studies, clinical trials, receipt of services from our third-party service providers on whom we rely, or our supply chain;

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seek and maintain regulatory approvals for any product candidates that successfully complete clinical trials;

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commercialize TTI-101, TTI-109, our other product candidates and any future product candidates, if approved;

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hire additional clinical development, quality control, scientific and management personnel;

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expand our operational, financial and management systems and increase personnel, including personnel to support our clinical development and manufacturing efforts and operations as a public company;

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establish a sales, marketing, medical affairs and distribution infrastructure to commercialize any products for which we may obtain marketing approval and intend to commercialize on our own or jointly with third parties;

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maintain, expand and protect our intellectual property portfolio;

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invest in or in-license other technologies or product candidates;

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continue to build out our organization to engage in such activities; and

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incur additional legal, accounting, investor relations and other general and administrative expenses associated with operating as a public company.

Given our stage of development, to date we have not had any products approved for sale and have not generated any revenue. We do not expect to generate any revenues from product sales unless and until we successfully complete development and obtain regulatory approval for one or more of our product candidates, which may not be for several years, if ever. If we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. As a result, until such time, if ever, that we can generate substantial product revenue, we expect to finance our cash needs through equity offerings, debt financings or other capital sources, including collaborations, licenses or similar arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed or on favorable terms, if at all. If we do raise additional capital through public or private equity offerings, the ownership interest of our existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our stockholders’ rights. If we raise additional capital through debt financing, we may be subject to covenants or other restrictions limiting our ability to engage in specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any failure to raise capital as and when needed could have a negative impact on our financial condition and on our ability to pursue our business plans and strategies, including our research and development activities. If we are unable to raise capital, we will need to delay, reduce or terminate planned activities, including our ongoing and planned clinical trials, to reduce costs.
Additionally, we are subject to risks and uncertainties as of result of global business, political and macroeconomic events and conditions, including increasing financial market volatility and uncertainty, inflation, interest rate fluctuations, uncertainty with respect to the federal budget and debt ceiling and potential government shutdowns related thereto, potential instability in the global banking system, cybersecurity events, the impact of war or military conflict, including regional conflicts around the world, and public health pandemics. Our business, financial condition and results of operations could be materially and adversely affected by further negative impact on the global economy and capital markets resulting from these global economic conditions, particularly if such conditions are prolonged or worsen.
Although, to date, our business has not been materially impacted by these global economic and geopolitical conditions, it is impossible to predict the extent to which our operations will be impacted in the short and long term, or the ways in which such instability could impact our business and results of operations. The extent and duration of these market disruptions, other geopolitical tensions, record inflation, tariffs or otherwise, are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this prospectus.
Recent Developments
Reverse Merger
On December 17, 2024, we entered into the Merger Agreement, pursuant to which, on April 15, 2025, Merger Sub merged with and into Legacy Tvardi, with Legacy Tvardi surviving as a wholly-owned subsidiary of Cara. Upon completion of the Merger, Cara changed its name to Tvardi Therapeutics, Inc., and Legacy Tvardi’s business continued as the business of the Company.
Pursuant to the terms and conditions of the Merger Agreement, at the effective time of the Merger:
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the outstanding shares of Legacy Tvardi’s common stock (including the shares of common stock issuable upon conversion of all shares of Legacy Tvardi’s preferred stock prior to the Merger), $0.001 par value per share (“Legacy Tvardi common stock”), were converted into 6,539,404 shares of our common stock in the aggregate, based on the Exchange Ratio;

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we acquired approximately $23.9 million in net assets in accordance with the Merger Agreement.

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Legacy Tvardi’s outstanding Convertible Notes converted into 1,265,757 shares of our common stock in the aggregate, pursuant to the terms of the Convertible Notes.

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all outstanding and unexercised options to purchase shares of Legacy Tvardi common stock were assumed by the Company and converted into options to purchase shares of our common stock based on the Exchange Ratio.

Immediately following the Merger, equityholders of Legacy Tvardi prior to the Merger, including the holders of Convertible Notes, owned approximately 84.5% of our outstanding common stock on a fully diluted basis.
As discussed above, the Merger was accounted for as a reverse recapitalization in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Legacy Tvardi was deemed to be the accounting acquirer for financial reporting purposes.
In addition, on April 15, 2025, immediately prior to the closing of the Merger, Cara (i) effected a 1-for-3 reverse stock split of its common stock and (ii) increased its authorized shares of common stock to 150,000,000.
Upon the closing of the Merger, our 2025 Equity Incentive Plan (the “2025 Plan”) and 2025 Employee Stock Purchase Plan (the “2025 ESPP”), both approved during a special meeting of Cara’s stockholders on April 1, 2025, also became effective, following the Reverse Stock Split.
As of the effective time of the Merger, there were 935,554 and 93,555 shares of our common stock available for grant under the 2025 Plan and 2025 ESPP, respectively. As of June 30, 2025, there were 537,614 shares of our common stock remaining available to grant under the 2025 Plan. As of June 30, 2025, no offering periods under the 2025 ESPP had been initiated.
Convertible Notes
In December 2024, Legacy Tvardi entered into a note purchase agreement, pursuant to which it issued and sold Convertible Notes in an aggregate principal amount of approximately $28.3 million. The Convertible Notes accrued interest at 8% per annum and had a maturity date of December 31, 2026 (the “Maturity Date”).
Upon the closing of the Merger, pursuant to the terms of the Convertible Notes, the outstanding principal balance of the Convertible Notes and all unpaid accrued interest automatically converted into 1,265,757 shares of our common stock in the aggregate. Utilizing the fair value option to account for the Convertible Notes, we recorded a gain of $12.8 million and a net gain of $7.8 million in our condensed consolidated statements of operations and comprehensive income (loss) for the three and six months ended June 30, 2025, respectively, as a result of the net changes in fair value.
License Agreements
In July 2012 and June 2015, Stem Med Limited Partnership (“StemMed”) entered into license agreements with Baylor College of Medicine (“BCM”) referred to herein as the BCM First Agreement and BCM Second Agreement, respectively. StemMed assigned the BCM First Agreement and BCM Second Agreement to us in connection with the transfer of all or substantially all of the assets and businesses to which BCM First Agreement and BCM Second Agreement relate in January 2018 and February 2018, respectively. Under both the BCM First Agreement and BCM Second Agreement, we obtained exclusive, worldwide, sublicense licenses under certain of BCM’s patents and patent applications and additionally in the case of the BCM First Agreement, certain BCM technology. Under these licenses, we are permitted to make, have made, use, market, sell, offer to sell, lease and import products, processes or services that incorporate, utilize or are made with the use such patents and patent applications or technologies (respectively, the BCM1 Licensed Products and BCM2 Licensed Products) in all fields of use. The licenses, patents and patent applications and technologies applicable to the BCM First Agreement and BCM Second Agreement are further discussed below.
First License Agreement with Baylor College of Medicine
Under the BCM First Agreement, we obtained an exclusive, worldwide, sublicensable license under BCM’s rights to certain patents and patent applications related to STAT3 inhibitors in oncology and certain non-oncology indications, which we refer to as the BCM Patent Rights, together with certain cell lines, biological materials, compounds, know-how and technologies, which we collectively refer to as the BCM Technology, to make, have made, use, market, sell, offer to sell, lease and import BCM1 Licensed Products, in all fields of use.

Pursuant to the terms of the BCM First Agreement, StemMed owed an initial license fee of $75,000 as consideration for the license rights. Upon the assignment of the agreement to us, we became responsible for the payment of annual maintenance fees on the anniversary of the agreement, which range from $30,000 to $50,000. We are also required to pay BCM royalties in the amount of a low-single-digit percent of net sales of BCM1 Licensed Products during the term, which expires, on a country-by-country basis, on the later of (i) the date of expiration of the last-to-expire of the BCM Patent Rights, or, (ii) if no BCM Patent Rights issued in such country, the tenth anniversary of the first commercial sale of the BCM1 Licensed Product in such country. We currently expect the BCM Patent Rights to expire April 18, 2039. Upon the initiation of the Phase 2 clinical trials for two BCM1 Licensed Products, we paid BCM development milestone payments of $250,000 in the aggregate. Upon the achievement of additional specified development and regulatory milestones, we are required to pay BCM one-time milestone payments of up to $2,200,000 in the aggregate for the first BCM1 Licensed Product in an oncology indication and for the first BCM1 Licensed Product in a non-oncology indication to achieve such milestones. Further, in connection with the initiation of the Phase 3 clinical trial, we would expect to incur approximately $400,000 of oncology-related costs and approximately $300,000 of non-oncology-related costs. We are additionally required to pay BCM a tiered low-double-digit percentage of sublicensing revenue obtained in connection with any sublicense granted by us under the BCM Patent Rights or BCM Technology.
We may terminate the BCM First Agreement at our convenience following a specified notice period upon advance written notice to BCM. The BCM First Agreement may also be terminated by BCM for our default or failure to perform any of terms of the BCM First Agreement, following a specified notice and cure period. Additionally, BCM may terminate the BCM First Agreement if we undergo specified bankruptcy or insolvency events, following the expiration of a specified period. Upon expiration of the term of the BCM First Agreement in a given country, the license grant from BCM to us will be fully-paid and perpetual in such country.
The BCM First Agreement was amended in April 2015 to update the schedule of BCM Patent Rights and description of description of BCM Technology covered by the license for immaterial consideration. The BCM First Agreement was further amended in August 2019 to amend our diligence and insurance obligations as well as to further update the schedule of BCM Patent Rights.
Under the BCM First Agreement, the full amount of $50,000 in annual maintenance fees had already been paid as of June 30, 2025, and thus, no accrual was needed. As a result, we recorded $25,000 in prepaid expenses as of June 30, 2025. As of December 31, 2024, the full amount of $50,000 in annual maintenance fees had already been paid and thus no accrual was needed. We recorded $50,000 of annual maintenance fees during each of the years ended December 31, 2024 and 2023 and incurred $125,000 for milestones in connection with the initiation of a Phase 2 clinical trial during each of the years ended December 31, 2024 and 2023. No royalty fees have been incurred to date. All related license costs are expensed as incurred within research and development on our condensed consolidated statements of operations and comprehensive income (loss).
Second License Agreement with Baylor College of Medicine
Under the BCM Second Agreement, we obtained an exclusive, worldwide, sublicensable license under certain patents and patent applications co-owned by BCM and the National Institutes of Health (“NIH”), related to methods and compositions for the use of STAT3 inhibitors in certain conditions like anaphylaxis, which rights we refer to as the Licensed Patent Rights, to make, have made, use, market, sell, offer to sell, lease and import the BCM2 Licensed Products, in all fields of use.
Pursuant to the terms of the BCM Second Agreement, StemMed owed an initial license fee of $5,000 in consideration for the license rights. Upon the assignment of the agreement to us, we became responsible for the payment of maintenance fees on the anniversary of the agreement, which range from $30,000 to $50,000. We are also required to pay BCM royalties in the amount of a low-single-digit percent of net sales of BCM2 Licensed Products during the term, which expires, on a country-by-country basis, on the later (i) of the date of expiration of the last to expire of the Licensed Patent Rights, or, (ii) if no Licensed Patent Rights issued in such country, the tenth anniversary of the first commercial sale of the BCM2 Licensed Product in such country. We currently expect the Licensed Patent Rights to expire July 18, 2034. Upon the achievement of additional specified development and regulatory milestones, we are required to pay BCM one-time milestone payments of up to $1,225,000 in the aggregate for the first BCM2 Licensed Product to achieve such milestones. Further, in connection with the initiation of the Phase 3 clinical trial, we would expect to incur approximately $300,000 in costs. We are additionally required to pay BCM a tiered low-double-digit percentage of sublicensing revenue obtained in connection with any sublicense granted by us under the Licensed Patent Rights.
We may terminate the BCM Second Agreement at our convenience following a specified notice period upon advance written notice to BCM. The BCM Second Agreement may also be terminated by BCM for our default or failure to perform any of terms of the BCM Second Agreement, following a specified notice and cure period. Additionally, BCM may terminate the BCM Second Agreement if we undergo specified bankruptcy or insolvency events, following the expiration of a specified period. The NIH may terminate our license to BCM if we fail to fulfill certain obligations. Upon expiration of the term of the BCM Second Agreement in a given country, the license grant from BCM to us will be fully paid and perpetual in such country.
The BCM Second Agreement was amended in June 2019 to amend our diligence and insurance obligations. We entered into a second amendment April 2023 to further amend our diligence obligations and to terminate the obligation to pay annual maintenance fees until the first anniversary of the achievement of certain patent milestones and annually thereafter.
Under the BCM Second Agreement, no payments were made or incurred during the three and six months ended June 30, 2025 and 2024 or during the years ended December 31, 2024 and 2023. No royalty fees have been incurred to date.
Components of Our Operating Results
Revenue
We have not generated any revenue since our inception and do not expect to generate any revenue from the sale of products in the near future, if at all. If our development efforts for TTI-101, TTI-109 or additional product candidates that we may develop in the future are successful and result in marketing approval, or if we enter into collaboration or license agreements with third parties, we may generate revenue in the future from a combination of product sales or payments from such collaboration or license agreements.
Operating Expenses
Our operating expenses since inception have consisted primarily of research and development expenses and general and administrative costs.
Research and Development Expenses
Our research and development expenses consist primarily of direct and indirect costs incurred in performing clinical and preclinical development activities.
Direct costs include:
•
expenses incurred under agreements with consultants and third-party contract research organizations (“CROs”) that conduct research and development activities on our behalf;

•
costs related to production of preclinical and clinical materials, including fees paid to contract manufacturers; and

•
costs associated with license agreements.

Indirect costs include:
•
personnel costs, which includes salaries, benefits, stock-based compensation expense and travel expenses, for personnel engaged in research and development functions;

•
facilities, amortization and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance and other supplies; and

•
costs related to compliance with quality and regulatory requirements.

Pursuant to U.S. GAAP and our internal policies, including our clinical trial accrual policy, we expense all research and development costs in the periods in which they are incurred, including the costs of treatment center start-up activities, patient enrollment, and study reporting. Costs for certain other research and development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and third-party service providers. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in our audited financial statements and unaudited condensed consolidated financial statements as prepaid or accrued research and development expenses.
The majority of our clinical spending in the three and six months ended June 30, 2025 and 2024 and in the years ended December 31, 2024 and 2023 was on TTI-101, for which certain direct research and development costs are tracked by clinical trial. Spending for the development of TTI-109 primarily began in 2023. All costs incurred for TTI-109 for the three and six months ended June 30, 2025 and 2024 are related to chemistry, manufacturing and control (“CMC”) costs as well as pre-clinical costs. Costs incurred for TTI-109 for the years ended December 31, 2024 and 2023 are related to CMC and pre-clinical costs.
We expect our research and development expenses to increase substantially for the foreseeable future as we continue to invest in the development of TTI-101 and TTI-109, support our ongoing preclinical programs and discover any new product candidates, as well as increase our headcount. In particular, clinical development, as opposed to preclinical development, generally has higher development costs, primarily due to the increased size and duration of later-stage clinical trials. Moreover, the costs associated with our clinical activities, which are managed by our CROs, and Contract Development and Manufacturing Organizations (“CDMOs”), to manufacture materials for our product candidates and future commercial products, are much more costly as compared to early-stage preclinical development. We cannot determine with certainty the timing of initiation, the duration or the completion costs of current or future preclinical studies and clinical trials of our current and future candidates due to the inherently unpredictable nature of preclinical and clinical development. Preclinical and clinical development timelines, the probability of success and development costs can differ materially from expectations. We anticipate that we will make determinations as to which therapeutic candidates to pursue and how much funding to direct to each therapeutic candidate on an ongoing basis in response to the results of ongoing and future preclinical studies and clinical trials, regulatory developments and our ongoing assessments as to each therapeutic candidate’s commercial potential. We will need substantial additional capital in the future to support these efforts. In addition, we cannot forecast which therapeutic candidates may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.
At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of any of our product candidates. We are also unable to predict when, if ever, material net cash inflows will commence from sales or licensing of our product candidates. This is due to the numerous risks and uncertainties associated with drug development, including:
•
negative or inconclusive results from our preclinical studies or clinical trials or the clinical trials of others for product candidates similar to ours, leading to a decision or requirement to conduct additional preclinical testing or clinical trials or abandon a program;

•
undesirable product-related side effects experienced by subjects in our clinical trials or by individuals using drugs or therapeutics similar to our product candidates;

•
poor efficacy of our product candidates during clinical trials;

•
delays in submitting IND applications or comparable foreign applications or delays or failure in obtaining the necessary approvals from U.S. Food and Drug Administration (“FDA”) or other comparable foreign regulatory authorities to commence a clinical trial, or a suspension or termination of a clinical trial once commenced;

•
conditions imposed by the FDA or comparable foreign regulatory authorities regarding the scope or design of our clinical trials;

•
delays in enrolling subjects in clinical trials, including due to operational challenges or competition with other clinical trials;

•
high drop-out rates or screening failures of subjects from clinical trials;

•
inadequate supply or quality of product candidates or other materials necessary for the conduct of our clinical trials;

•
greater than anticipated clinical trial costs;

•
inability to compete with other therapies;

•
failure to secure or maintain orphan designation in some jurisdictions;

•
unfavorable FDA or other regulatory agency inspection and review of a clinical trial site;

•
failure of our third-party contractors or investigators to comply with regulatory requirements or otherwise meet their contractual obligations in a timely manner, or at all;

•
delays and changes in regulatory requirements, policy and guidelines, including the imposition of additional regulatory oversight around clinical testing generally or with respect to our technology in particular; or

•
varying interpretations of data by the FDA and other comparable foreign regulatory authorities.

A change in the outcome of any of these variables with respect to the development of any of our product candidates or potential future product candidates could mean a significant change in the costs and timing associated with the development of that product candidate or potential future product candidate. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials beyond those that we anticipate would be required for the completion of clinical development of a product candidate or potential future product candidate, or if we experience significant delays in our clinical trials due to slower than expected patient enrollment or other reasons, we would be required to expend significant additional financial resources and time on the completion of clinical development. We may never obtain regulatory approval for any of our product candidates, and, even if we do, drug commercialization takes several years and millions of dollars in development costs.
General and Administrative Expenses
General and administrative expenses consist primarily of personnel costs, including salaries, benefits and stock-based compensation, for personnel in our executive, finance, corporate and business development and administrative functions. General and administrative expenses also include outside professional services, such as legal, audit and accounting services, insurance costs and facility-related expenses, which includes direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs.
We expect our general and administrative expenses to increase over the next several years as we continue our research and development activities, prepare for potential commercialization of our current and future product candidates, as well as expand our operations and continues operating as a public company following the Merger. These increases will likely include increases related to the hiring of additional personnel and legal, regulatory and other fees and services associated with maintaining compliance with listing rules and SEC requirements, director and officer insurance premiums and investor relations costs associated with being a public company.
Interest Income
Interest income for the three and six months ended June 30, 2025 consisted of interest earned on our cash equivalents as well as interest earned on short-term investments and the accretion of the discount of our short-term investments. Interest income for the three and six months ended June 30, 2024 consisted of interest earned on our cash equivalents. Interest income for the year ended December 31, 2024 consisted of interest earned on our cash equivalents and interest income for the year ended December 31, 2023 consisted of interest earned on our cash equivalents, previously outstanding short-term investments, as well as accretion of the discount on our short-term investments.

Other Income (Expense), Net
Other expense for the three and six months ended June 30, 2025 and 2024 consists of the net changes in fair value of our Convertible Notes, for which we elected the fair value option as well as interest accrued on the Convertible Notes.
Other income (expense), net for the years ended December 31, 2024 and 2023 consists of the change in fair value of our Convertible Notes, for which we have elected the fair value option as well as interest accrued on the Convertible Notes and debt issuance costs incurred.
See “— Recent Developments — Convertible Notes” for further discussion of our Convertible Notes.
Income Taxes
For the three and six months ended June 30, 2025 and 2024, there was no current or deferred income tax expense or benefit due to our current year losses and full valuation allowance. As of June 30, 2025, we evaluated all available evidence and concluded that a valuation allowance is still required against our net deferred tax assets because it is more likely than not they will not be realized in the foreseeable future.
On July 4, 2025, President Trump signed H.R.1, the One Big Beautiful Bill Act (“OBBBA”) into law. OBBBA introduced significant changes to the U.S. federal corporate tax system, including retroactive relief for certain small business taxpayers, such as reinstatement of immediate expensing for domestic research and development expenditures and modifications to the business interest expense limitation. However, since the legislation was enacted after the June 30, 2025 condensed consolidated balance sheet date but before the issuance of our condensed consolidated financial statements, the effects of the legislation are not reflected in our income tax provision or deferred tax balances as of June 30, 2025. We are currently evaluating the impact and will reflect the effects, as appropriate, in future reporting periods.
We recorded a full valuation allowance of our deferred tax asset position as of December 31, 2024 and 2023 as we believe it was more likely than not that we would not be able to utilize our deferred tax assets.
As of December 31, 2024, we had a federal net operating loss (“NOL”) carryforward of $47.2 million. Of the federal NOL carryforwards, $0.4 million expires in 2037 and $46.8 million may be carried forward indefinitely. As of December 31, 2024, we had federal research and development credits of $0.4 million, which will begin to expire in 2039.
Results of Operations
Comparison of the Three and Six Months Ended June 30, 2025 and 2024
The following table sets forth our results of operations for the three and six months ended June 30, 2025 and 2024 (in thousands, except percentages):
	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
	2025	2024	Amount	Percent	2025	2024	Amount	Percent
Operating expenses:
Research and development	$5,806	$6,531	$(725)	(11.1)%	$8,917	$10,252	$(1,335)	(13.0)%
General and administrative	3,063	650	2,413	371.2%	4,306	1,377	2,929	212.7%
Total operating expenses	8,869	7,181	1,688	23.5%	13,223	11,629	1,594	13.7%
Loss from operations	(8,869)	(7,181)	(1,688)	23.5%	(13,223)	(11,629)	(1,594)	13.7%
Interest income	377	206	171	83.0%	652	452	200	44.2%
Other income, net	12,659	—	12,659	n/a	7,159	—	7,159	n/a
Net income (loss)	$4,167	$(6,975)	$11,142	(159.7)%	$(5,412)	$(11,177)	$5,765	(51.6)%

Research and Development Expenses
Research and development expenses for the three and six months ended June 30, 2025 and 2024 were comprised of the following (in thousands, except percentages):
	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
	2025	2024	Amount	Percent	2025	2024	Amount	Percent
Direct research and development expenses by program:
TTI-101:
HCC	$967	$1,599	$(632)	(39.5)%	$1,404	$3,016	$(1,612)	(53.4)%
IPF	2,830	1,352	1,478	109.3%	3,863	1,968	1,895	96.3%
mBC	(268)	1,878	(2,146)	(114.3)%	(268)	2,088	(2,356)	(112.8)%
Pre-clinical, CMC, and other (unallocated)	140	229	(89)	(38.9)%	315	585	(270)	(46.2)%
TTI-109	822	462	360	77.9%	1,180	678	502	74.0%
Unallocated research and development expense:
Personnel costs (including stock-based compensation)	917	760	157	20.7%	1,775	1,555	220	14.1%
Consultant fees and other costs	398	251	147	58.6%	648	362	286	79.0%
Total research and development expenses	$5,806	$6,531	$(725)	(11.1)%	$8,917	$10,252	$(1,335)	(13.0)%
Research and development expenses were $5.8 million for the three months ended June 30, 2025, compared to $6.5 million for the three months ended June 30, 2024. The decrease of $0.7 million was primarily driven by costs associated with our product candidate TTI-101, including decreases of $0.6 million and $2.1 million related to our HCC trial and metastatic breast cancer (“mBC”) trial, respectively, as well as a $0.1 million decrease in pre-clinical CMC costs. The decrease in our HCC trial was attributable to the changes in patient enrollments and estimated study costs, while the decrease in our mBC trial was due to the discontinuation of the trial in January 2024 and a related true-up recorded during the three months ended June 30, 2025 due to the negotiation of wind-down costs. These decreases in costs were partially offset by a $1.5 million increase in costs related to our IPF trial, due to the timing of patient enrollment. As of June 30, 2025, the IPF trial is fully enrolled.
The increase of $0.4 million related to our product candidate TTI-109 was primarily related to CMC costs of the molecule.
The increase of personnel costs of $0.2 million was primarily related to increases in compensation across the research and development functions. The $0.1 million increase in consultant fees and other costs was primarily related to other research and development costs such as costs to maintain intellectual property and prepare regulatory filings.
Research and development expenses were $8.9 million for the six months ended June 30, 2025, compared to $10.3 million for the six months ended June 30, 2024. The decrease of $1.3 million was primarily driven by costs associated with our product candidate TTI-101, including decreases of $1.6 million and $2.4 million related to our HCC trial and mBC trial, respectively, as well as a $0.3 million decrease in pre-clinical CMC costs. The decrease in our HCC trial was attributable to the changes in patient enrollments and estimated study costs, while the decrease in our mBC trial was due to the discontinuation of the trial in January 2024 and a related true-up recorded during the three months ended June 30, 2025 due to the negotiation of wind-down costs. These decreases in costs were partially offset by a $1.9 million increase in costs related to our IPF trial, due to the timing of patient enrollment. As of June 30, 2025, the IPF trial is fully enrolled.

The increase of $0.5 million related to our product candidate TTI-109 was primarily related to CMC costs of the molecule.
The increase of personnel costs of $0.2 million was primarily related to increases in compensation across the research and development functions. The $0.3 million increase in consultant fees and other costs was primarily related to other research and development costs such as costs to maintain intellectual property and prepare regulatory filings.
General and Administrative Expenses
General and administrative expenses for the three and six months ended June 30, 2025 and 2024 were comprised of the following (in thousands, except percentages):
	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
	2025	2024	Amount	Percent	2025	2024	Amount	Percent
Personnel costs	$1,038	$486	$552	113.6%	$1,647	$1,009	$638	63.2%
Professional fees	1,628	61	1,567	2,568.9%	2,130	141	1,989	1,410.6%
Insurance costs	151	15	136	906.7%	165	30	135	450.0%
Rent and other costs	246	88	158	179.5%	364	197	167	84.8%
Total general and administrative expenses	$3,063	$650	$2,413	371.2%	$4,306	$1,377	$2,929	212.7%
General and administrative expenses were $3.1 million for the three months ended June 30, 2025, compared to $0.7 million for the three months ended June 30, 2024. The increase of $2.4 million was primarily driven by increases in professional fees of $1.6 million, attributable to increased legal, accounting and audit fees incurred as a result of the Merger. The remaining increase was attributable to increases in personnel costs, insurance costs, and rent and other related costs.
General and administrative expenses were $4.3 million for the six months ended June 30, 2025, compared to $1.4 million for the six months ended June 30, 2024. The increase of $2.9 million was primarily driven by increases in professional fees of $2.0 million, attributable to increased legal, accounting and audit fees incurred as a result of the Merger. The remaining increase was attributable to increases in personnel costs, insurance costs, and rent and other related costs.
Interest Income
Interest income was $0.4 million for the three months ended June 30, 2025, compared to $0.2 million for the three months ended June 30, 2024. The $0.4 million of interest income for the three months ended June 30, 2025 includes $0.1 million of interest earned on our cash and cash equivalents and $0.3 million of interest from our short-term investments, as well as the accretion of the discount on our short-term investments. The $0.2 million of interest income for the three months ended June 30, 2024 was driven by interest income earned on our cash equivalents.
Interest income was $0.7 million for the six months ended June 30, 2025, compared to $0.5 million for the six months ended June 30, 2024. The $0.7 million of interest income for the six months ended June 30, 2025 includes $0.3 million of interest earned on our cash and cash equivalents and $0.4 million of interest from our short-term investments, as well as the accretion of the discount on our short-term investments. The $0.5 million of interest income for the six months ended June 30, 2024 was driven by interest income earned on our cash equivalents.
Other Income, Net
Other income, net of $12.7 million for the three months ended June 30, 2025 was primarily attributable to a $12.8 million remeasurement gain on our Convertible Notes, for which we elected the fair value option, partially offset by $0.1 million in interest accrued on the Convertible Notes during the three months ended

June 30, 2025. At the time of conversion, as further discussed within the “— Recent Developments — Convertible Notes” section above, the fair value of the Convertible Notes was $23.1 million, calculated as 1,265,757 shares of common stock at the closing market trading price on April 16, 2025. The $12.8 million change in fair value was calculated by comparing the $23.1 million at the time of conversion to the $35.9 million recorded value of the Convertible Notes immediately prior to the conversion date. There were no financial instruments requiring valuation or interest expense for the three months ended June 30, 2024.
Other income, net of $7.2 million for the six months ended June 30, 2025 was primarily attributable to the $12.8 million remeasurement gain on our Convertible Notes recorded during the three months ended June 30, 2025, partially offset by a $4.9 million remeasurement loss recorded during the first quarter of 2025, as well as $0.7 million in interest accrued on the Convertible Notes during the six months ended June 30, 2025. The calculation for the remeasurement gain during the three months ended June 30, 2025 is further discussed above. There were no financial instruments requiring valuation or interest expense for the six months ended June 30, 2024.
Comparison of the Years Ended December 31, 2024 and 2023
The following table sets forth our results of operations for the years ended December 31, 2024 and 2023 (in thousands, except percentages):
	Year Ended December 31,		Change
	2024	2023	Amount	Percent
Operating expenses:
Research and development	$23,650	$15,866	$7,784	49.1%
General and administrative	4,457	2,799	1,658	59.2%
Total operating expenses	28,107	18,665	9,442	50.6%
Loss from operations	(28,107)	(18,665)	(9,442)	50.6%
Interest income	747	1,318	(571)	(43.3)%
Other income (expense), net	(2,037)	—	(2,037)	n/a
Net loss	$(29,397)	$(17,347)	$(12,050)	69.5%
Research and Development Expenses
Research and development expenses for the years ended December 31, 2024 and 2023 were comprised of the following (in thousands, except percentages):
	Year Ended December 31,		Change
	2024	2023	Amount	Percent
Direct research and development expenses by program:
TTI-101:
HCC	$8,583	$2,127	$6,456	303.5%
IPF	6,703	3,210	3,493	108.8%
mBC	2,182	646	1,536	237.8%
Pre-clinical, CMC, and other (unallocated)	969	4,373	(3,404)	(77.8)%
TTI-109	1,193	1,466	(273)	(18.6)%
Unallocated research and development expense:
Personnel costs (including stock-based compensation)	2,988	2,900	88	3.0%
Consultant fees and other costs	1,032	1,144	(112)	(9.8)%
Total research and development expenses	$23,650	$15,866	$7,784	49.1%

Research and development expenses were $23.7 million for the year ended December 31, 2024, compared to $15.9 million for the year ended December 31, 2023. The increase of $7.8 million was primarily driven by costs associated with our product candidate TTI-101, including increases of $6.5 million and $3.5 million related to our HCC trial and IPF trial, respectively, both attributable to changes in patient enrollments and overall changes in trial costs due to estimated clinical trial change orders. Also contributing to the increase in research and development expense for TTI-101 were winddown costs to closeout our mBC trial, which we decided to discontinue in January 2024. These increases in costs are partially offset by a $3.4 million decrease in pre-clinical CMC costs as the production of clinical trial supplies were completed in 2023.
The decrease of $0.3 million related to our product candidate TTI-109 was primarily related to the timing of pre-clinical studies.
The increase of personnel costs of $0.1 million was primarily related to increases in compensation across the research and development functions. The $0.1 million decrease in consultant fees and other costs was primarily related to reduced usage of consultants due to the usage of internal resources.
General and Administrative Expenses
General and administrative expenses were $4.5 million for the year ended December 31, 2024, compared to $2.8 million for the year ended December 31, 2023. The increase of $1.7 million was primarily driven by increases in professional fees of $1.5 million, attributable to accounting and audit fees, and personnel costs of $0.2 million, related to increases in compensation across the general and administrative functions.
Interest Income
Interest income was $0.7 million for the year ended December 31, 2024, compared to $1.3 million for the year ended December 31, 2023. The $0.7 million of interest income for the year ended December 31, 2024 was driven by interest income earned on our cash equivalents. The $1.3 million of interest income for the year ended December 31, 2023 includes interest earned on our cash equivalents, previously outstanding short-term investments, as well as the accretion of the discount on our short-term investments, which fully matured during the year ended December 31, 2023.
Other Income (Expense), Net
Other income (expense), net of $2.0 million for the year ended December 31, 2024 was primarily attributable to a $1.8 million remeasurement of our Convertible Notes, for which we have elected the fair value option, as well as $0.2 million in interest accrued on the Convertible Notes and $0.1 million of debt issuance costs incurred. There were no financial instruments requiring valuation or interest expense for the year ended December 31, 2023.
Liquidity and Capital Resources
Sources of Liquidity
Since inception, we have not generated any revenue from product sales or any other sources and has incurred significant operating losses. We have not yet commercialized any products and do not expect to generate revenue from sales of any product candidates for several years, if ever. To date, we have financed our operations primarily through the (i) issuance and sale of our Convertible Notes in December 2024 for gross proceeds of $28.3 million (ii) the issuance and sale of preferred stock and historical convertible debt (which converted into preferred stock in 2018 and 2021) for total gross proceeds of $83.4 million, and (iii) as discussed above in “— Recent Developments,” Legacy Tvardi’s Merger with Cara in April 2025. To date we have devoted substantially all of our efforts and financial resources to developing our product candidates, organizing and staffing our company, business planning, raising capital, establishing our intellectual property portfolio and performing research and development of our product candidates, signaling and biology, medicinal chemistry and clinical insights to discover and develop novel therapies for the treatment of fibrosis-driven diseases. As of June 30, 2025, Legacy Tvardi had $20.6 million in cash and cash equivalents and $20.3 million in short-term investments. In April 2025, Legacy Tvardi acquired approximately $23.9 million of net assets in connection with the closing of the Merger.
See “— Recent Developments” above for further discussion of the Merger and Convertible Notes.
Funding Requirements
Our primary uses of cash are to fund our operations, which consist primarily of research and development costs related to the development of our product candidates, and, to a lesser extent, general and administrative costs. Legacy Tvardi has incurred significant operating losses since its inception, and as of June 30, 2025 and December 31, 2024, we and Legacy Tvardi had an accumulated deficit of $97.6 million and $92.2 million, respectively. Management has determined that our present capital resources as of June 30, 2025 will not be sufficient to fund our planned operations for at least one year from the issuance date of our unaudited condensed financial statements as of and for the three and six months ended June 30, 2025, which raises substantial doubt as to our ability to continue as a going concern. In April 2025, as further discussed above, Legacy Tvardi completed its Merger with Cara, through which it acquired approximately $23.9 million in net assets. Subsequent to the completion of the Merger, we plan to seek additional funding through equity offerings or debt financings, credit or loan facilities, and strategic alliances and licensing arrangements. However, there can be no assurance that such funding will be available to us, will be obtained on terms favorable to us, or will provide us with sufficient funds to meet our objectives.
We anticipate that we will continue to incur significant and increasing expenses for the foreseeable future as we continue to advance our product candidates, expand our corporate infrastructure, including the costs associated with being a public company following the Merger, further our research and development initiatives for our product candidates and incur costs associated with the potential commercialization of our product candidates, if approved. We are subject to all of the risks typically related to the development of new drug candidates, and may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We anticipate that we will need substantial additional funding in connection with our continuing operations. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. If we raise additional capital through public or private equity offerings, the ownership interest of our existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our stockholders’ rights. If we raise additional capital through debt financing, we may be subject to covenants or other restrictions limiting our ability to engage in specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any failure to raise capital as and when needed could have a negative impact on our financial condition and on our ability to pursue our business plans and strategies. If we are unable to raise capital, we will need to delay, reduce or terminate planned activities to reduce costs.
Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical products, we are unable to estimate the exact amount of our operating capital requirements.
Our future funding requirements will depend on many factors, including, but not limited to:
•
the initiation, progress, timing, costs and results of preclinical studies and clinical trials for our potential future product candidates;

•
the clinical development plans we establish for our product candidates;

•
the timelines of our clinical trials and the overall costs to conduct and complete the clinical trials, including any increased costs due to disruptions caused by marketplace conditions, including the effects of health epidemics, or other geopolitical and macroeconomic conditions;

•
the cost and capital commitments required for manufacturing our product candidates at clinical and if, approved, commercial scales;

•
the number and characteristics of product candidates that we develop;

•
the outcome, timing and cost of meeting regulatory requirements established by the FDA and other comparable foreign regulatory authorities;

•
whether we are able to enter into future collaboration agreements and the terms of any such agreements;

•
the ability to achieve and timing of achieving a favorable pricing and reimbursement decision by the pricing authorities in the markets of interest;

•
the cost of filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights, including patent infringement actions brought by third parties against us or our product candidates;

•
the effect of competing technological and market developments;

•
the cost and timing of completion of commercial-scale outsourced manufacturing activities; and

•
the cost of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval in regions where we choose to commercialize our products on our own.

A change in the outcome of any of these or other variables with respect to the development of any of our current and future product candidates could significantly change the costs and timing associated with the development of that product candidate. See the section titled “Risk Factors” in this prospectus for additional risks associated with our substantial capital requirements.
Cash Flows
The following table summarizes our cash flows for the periods indicated (in thousands):
	Six Months Ended June 30,		Year Ended December 31,
	2025	2024	2024	2023
Net cash used in operating activities	$(13,557)	$(6,817)	$(18,305)	$(21,040)
Net cash (used in) provided by investing activities	(20,433)	—	—	22,468
Net cash (used in) provided by financing activities	23,024	5	27,000	2
Net (decrease) increase in cash and cash equivalents	$(10,966)	$(6,812)	$8,695	$1,430
Operating Activities
Net cash used in operating activities was $13.6 million for the six months ended June 30, 2025, reflecting a net loss of $5.4 million, non-cash changes of $6.5 million, and changes in operating assets and liabilities of $1.6 million. The changes of $6.5 million in non-cash expenses were primarily driven by $7.8 million related to the net change in fair value of our Convertible Notes, partially offset by $0.7 million related to stock-based compensation expense and $0.7 million in interest accrued on our Convertible Notes during the six months ended June 30, 2025. The net changes in operating assets and liabilities of $1.6 million were primarily driven by a $1.7 million increase in prepaid expenses and other current assets, attributable to payments for pre-clinical activities and prepaid insurance, partially offset by a $0.1 million increase in accounts payable and accrued expenses, driven by the timing of invoices and payments.
Net cash used in operating activities was $6.8 million for the six months ended June 30, 2024, reflecting a net loss of $11.2 million, partially offset by net changes in operating assets and liabilities of $4.1 million and non-cash changes for depreciation and amortization, stock-based compensation expense, and non-cash lease expense of $0.2 million. The net changes in operating assets and liabilities of $4.1 million were primarily driven by (i) a $2.6 million increase in accounts payable and accrued expenses, driven by the timing of invoices and payments, and (ii) a $1.6 million decrease in prepaid expenses and other current assets, attributable to the timing of patient enrollments.
Net cash used in operating activities was $18.3 million for the year ended December 31, 2024, reflecting a net loss of $29.4 million, net of changes in operating assets and liabilities of $8.6 million, and non-cash changes of $2.5 million. The net changes in operating assets and liabilities of $8.6 million was primarily driven by (i) a $3.2 million decrease in prepaid expenses and other current assets, attributable to the timing of patient enrollments and (ii) a $5.6 million increase in accounts payable and accrued expenses, driven by the timing of invoices and payments. The $2.5 million in non-cash expenses was primarily driven by $1.8 million related to the change in fair value of Legacy Tvardi’s Convertible Notes, $0.2 million in interest accrued on its Convertible Notes, $0.3 million in stock-based compensation, and $0.1 million in depreciation and amortization.
Net cash used in operating activities was $21.0 million for the year ended December 31, 2023, reflecting a net loss of $17.3 million and net changes in operating assets and liabilities of $4.0 million, partially offset by non-cash changes for depreciation and amortization, stock-based compensation expense, non-cash lease expense and accretion of discounts on short-term investments of $0.3 million. The net changes in operating assets and liabilities of $4.0 million was primarily driven by (i) a $2.9 million increase in prepaid expenses and other current assets, attributable to the timing of patient enrollments and (ii) a $1.0 million decrease in accounts payable and accrued expenses, driven by the timing of invoices and payments.
Investing Activities
Net cash used in investing activities was $20.4 million for the six months ended June 30, 2025, attributable to purchases of short-term investments of $31.5 million, partially offset by maturities of short-term investments of $11.1 million.
There was no net cash provided by investing activities for the six months ended June 30, 2024.
There was no net cash provided by investing activities for the year ended December 31, 2024.
Net cash provided by investing activities was $22.5 million for the year ended December 31, 2023 attributable to the maturities of short-term investments.
Financing Activities
The net cash used in financing activities for the six months ended June 30, 2025 was primarily due to approximately $25.0 million of cash acquired in connection with the Merger and proceeds of $0.4 million from the exercise of stock options, partially offset by payments of $2.4 million related to Merger transaction costs.
The immaterial net cash provided by financing activities for the six months ended June 30, 2024 was due to proceeds from the exercise of stock options.
The net cash provided by financing activities for the year ended December 31, 2024 was primarily due to the proceeds from Legacy Tvardi’s Convertible Notes, partially offset by payments of deferred offering costs.
The immaterial net cash provided by financing activities for the years ended December 31, 2023 was due to proceeds from the exercise of stock options.
Contractual Obligations and Commitments
Lease Obligations
We lease space under one operating lease agreement for corporate office space in Sugar Land, Texas, which expires in August 2027. As of June 30, 2025, we had future operating lease liabilities of $0.3 million, of which $0.1 million is included within operating lease liabilities, current portion on our condensed consolidated balance sheet.
License Agreements
As discussed above, we have license agreements with BCM for exclusive use of patent rights of TTI-101. The license agreements contain terms for annual maintenance fees, milestone payments and net revenue royalties. Annual maintenance fees range from $30,000 to $50,000 per year, per license. Potential milestone payments are up to $1,225,000 in the aggregate per license. Milestones include new drug filings, clinical trial stages, and NDA approval by the FDA. We are obligated to pay BCM royalties in the amount of a low-single-digit percent of net sales of BCM1 Licensed Products or BCM2 Licensed Products during the term, which expire, on a country-by-country basis, on the later of (i) the date of expiration of BCM Patent Rights or Licensed Patent Rights, whichever is the last to expire, or, (ii) if no BCM Patent Rights or Licensed Patent Rights are issued in such country, the tenth anniversary the first commercial sale of the BCM1 Licensed Products or BCM2 Licensed Products in such country. License fees are expensed as incurred within research and development within our condensed consolidated statements of operations and comprehensive income (loss). Under the BCM First Agreement, the full amount of the $50,000 in annual maintenance fees had already been paid as of June 30, 2025, and thus no accrual was needed. As a result, we recorded $25,000 in prepaid expenses as of June 30, 2025. We recorded $50,000 of annual maintenance fees during each of the years ended December 31, 2024 and 2023 and incurred $125,000 for milestones connected with the initiation of Phase 2 clinical trials in each of the years ended December 31, 2024 and 2023. No royalty fees have been incurred to date.
Other Capital Requirements and Additional Royalty Obligations
We enter into agreements in the normal course of business with various third-party providers for the provision of research and development services, which include preclinical studies and clinical trial services with CROs and the manufacturing of product candidates for use in our preclinical studies and clinical trials with CDMOs. These agreements may include certain provisions for purchase obligations and termination obligations that could require payments for the cancellation of committed purchase obligations or for early termination of the agreements. The amount of the cancellation or termination payments vary and are based on the timing of the cancellation or termination and the specific terms of the agreement. These obligations and commitments are not presented separately.
In addition to our obligation to make potential royalty payments under the BCM First Agreement and BCM Second Agreement discussed above, pursuant to our founder restricted stock purchase agreements with each of our founders, David J. Tweardy, M.D. and Ron DePinho, M.D., we are also obligated to pay royalties to each such founder in an amount equal to 1% each on the worldwide net sales of TTI-101 and any derivative formulations (a Royalty Bearing Product). These royalty obligations last, on a country-by-country basis, for the later of (i) the date on which the sale of Royalty Bearing Product is no longer covered by a Covered Patent (as defined below) in such country, or (ii) 15 years after the first commercial sale of Royalty Bearing Product in such country. The timing of when our royalty payments will actually be made is uncertain as the payments are contingent upon future activities, including the successful development, regulatory approval and commercialization of Royalty Bearing Product. A Covered Patent means, subject to certain customary exceptions, an issued patent that is owned by us or an affiliate, or for which all rights to develop and commercialize pharmaceutical products for the treatment of any human disorder, are exclusively licensed to us or an affiliate by the owner of such patent, with our right or our affiliate’s right to grant sublicenses.
Critical Accounting Estimates
Our audited financial statements and unaudited condensed financial statements are prepared in accordance with U.S. GAAP. The preparation of the audited financial statements and unaudited condensed consolidated financial statements and related disclosures requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses in our audited financial statements and unaudited condensed consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that management believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Management evaluates estimates and assumptions on a periodic basis. Our actual results may differ from these estimates.
While our significant accounting policies are described in more detail in Note 2 to the audited financial statements for the years ended December 31, 2024 and 2023 and unaudited condensed financial statements for the three and six months ended June 30, 2025 and 2024, both as included elsewhere in this prospectus, management believes that the following accounting policies are critical to understanding our historical and our future performance, as the policies relate to the more significant areas involving management’s judgments and estimates used in the preparation of the audited financial statements and unaudited condensed consolidated financial statements.
Prepaid and Accrued Research and Development Costs
Accounting for preclinical studies and clinical trials relating to activities performed by CROs and other external vendors requires management to exercise significant estimates in regard to the timing and accounting for these expenses. We estimate costs of research and development activities conducted by service providers, which include costs to properly initiate and manage ongoing preclinical studies and clinical trials. The diverse nature of services being provided under contracts with our CROs, CDMOs and other arrangements, the different compensation arrangements that exist for each type of service and the lack of timely information related to certain pre-clinical and clinical activities complicates the estimation of accruals for services rendered by the CROs, CDMOs and other vendors in connection with preclinical studies and clinical trials.
Examples of estimated accrued research and development expenses include:
•
expenses incurred under agreements with third parties, including our CROs that conducts research, preclinical studies and clinical trials on our behalf;

•
expenses incurred under agreements with third parties, including our CDMOs, that develop and manufacture our product candidate for use in our preclinical studies and clinical trials; and

•
other providers and vendors in connection with research and development activities.

We base our expenses related to preclinical studies and clinical trials on our estimates of the services received and efforts expended pursuant to quotes and contracts with our CROs, CDMOs and other third-party vendors that conduct research, preclinical studies and clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense.
Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing fees, we estimate the time period over which services will be performed, the enrollment of patients and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, or if we receive any change orders from our third-party providers, we adjust the accrual or amount of prepaid expense accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in us reporting amounts that are too high or too low in any particular period. To date, we have not made any material adjustments to our prior estimates of accrued research and development expenses.
We also record advance payments to service providers as prepaid expenses and other current assets, which are expensed when the contracted services are performed. If the actual timing of the performance of services varies from the estimate, then we adjust the amount of the accrued expense or the prepaid expense accordingly.
Convertible Notes
We elected to account for the Convertible Notes pursuant to the fair value option under Accounting Standards Codification (“ASC”) 825, Financial Instruments (“ASC 825”). In accordance with ASC 825 and the fair value option, we recorded the Convertible Notes at fair value with changes in fair value recorded as component of other income (expense), net in our statements of operations. As a result of the fair value option, any issuance costs related to the Convertible Notes were expensed as incurred and were not deferred.
The fair value of the Convertible Notes was determined using a scenario-based valuation analysis that requires a probability of inputs, including the probability of occurrence of events that would trigger conversion of the Convertible Notes and the expected timing of such events.

Prior to the Merger with Cara in April 2025, Legacy Tvardi assessed the probability of (i) an automatic conversion of the Convertible Notes into equity securities upon a Qualified or non-Qualified Financing, (ii) an automatic conversion of the Convertible Notes into shares of Legacy Tvardi’s common stock upon an IPO, (iii) an automatic conversion of the Convertible Notes into the combined company’s common stock upon a reverse merger, and (iv) an event of default, dissolution, or liquidation, weighted with 2.5%, 0%, 95%, and 2.5%, respectively.
Additional assumptions and estimates used to estimate the fair value of the Convertible Notes included the: (i) fixed price conversion option, which was valued using a Black-Scholes option model, (ii) aggregate call value of each scenario, which was synthesized using a bond plus call option model, (iii) expected volatility, (iv) risk-free interest rate, and (v) the fair value of the Convertible Notes under the reverse merger scenario, which was estimated using a forward contract structure.
Since we elected the fair value option for the Convertible Notes, at the time of conversion, the fair value was measured as the quoted market price of our common stock into which the Convertible Notes were exchanged. The fair value was determined to be the closing market trading price on April 16, 2025, the first day of trading for our common stock.
Under the fair value option, any change in fair value is recorded to our condensed consolidated statements of operations and comprehensive income (loss) as a gain or loss from a fair value measurement. At the time of conversion, the fair value of the Convertible Notes was $23.1 million, calculated as 1,265,757 shares of our common stock at the closing market trading price on April 16, 2025. The $12.8 million change in fair value when comparing the $23.1 million at the time of conversion to the $35.9 million recorded value of the Convertible Notes immediately prior to the conversion date was recorded to our condensed consolidated statements of operations and comprehensive income (loss) within other income, net for the three months ended June 30, 2025. Net fair value changes of $7.8 million were recorded to our condensed consolidated statements of operations and comprehensive income (loss) within other income, net for the six months ended June 30, 2025.
As discussed above, upon the closing of the Merger, the Convertible Notes converted into 1,265,757 shares of our common stock in the aggregate. As a result, there were no Convertible Notes as of June 30, 2025.
Stock-Based Compensation Expense and Fair Value of Stock-Based Awards
Stock-Based Compensation Expense
We measure and record the expense related to stock-based awards granted to employees, directors, consultants and advisors based upon their respective fair value at the date of grant. Generally, we issue stock option awards with service-based vesting conditions and record the expense for these awards using the straight-line method such that the aggregate amount of expense recognized is at least the fair value of what has legally vested. We estimate the grant date fair value of each common stock option using the Black-Scholes option-pricing model, which requires the input of highly subjective assumptions and management’s best estimates. These estimates involve inherent uncertainties and management’s judgement. If factors change and different assumptions are used, our stock-based compensation could be materially different in the future.
These assumptions are estimated as follows:
•
Fair Value — Because Legacy Tvardi’s common stock was not yet publicly traded prior to the Merger, it had to estimate the fair value of its common stock. Legacy Tvardi’s board of directors considered numerous objective and subjective factors to determine the fair value of its common stock at each meeting in which awards are approved. Subsequent to the Merger, our common stock is publicly traded.

•
Expected Volatility — Because Legacy Tvardi did not have any trading history for its common stock prior to the Merger, the expected volatility was estimated using averages of the historical volatility of its peer group of companies for a period equal to the expected term of the stock options granted. Legacy Tvardi’s peer group of publicly traded companies was chosen based on their similar size, stage in the life cycle or area of specialty. We intend to continue to consistently apply this process using the same or a similar peer group of public companies, until a sufficient amount of historical information regarding the volatility of our own common stock price becomes available.
•
Expected Term — Derived from the life of the options granted under the option plan and is based on the simplified method which is essentially the weighted average of the vesting period and contractual term.

•
Risk-Free Interest Rate — The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with a term that is equal to the options’ expected term at the grant date.

•
Dividend Yield — We have not declared or paid dividends to date and do not anticipate declaring dividends. As such, the dividend yield has been estimated to be zero.

Changes in the foregoing assumptions can materially affect the estimate of grant date fair value and ultimately how much share-based compensation expense is recognized; and the resulting change in fair value, if any, is recognized in our statements of operations during the period the related services are rendered. These inputs are subjective and generally require significant analysis and judgment to develop.
Fair Value of Legacy Tvardi Stock-Based Awards
As a privately held company prior to the Merger, there had been no public market for Legacy Tvardi’s common stock. The estimated fair value of Legacy Tvardi’s common stock had been determined by its board of directors as of the date of each option grant, with input from management, considering the most recently available third-party valuations of its common stock and its board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.
Legacy Tvardi’s third-party valuations of common stock were prepared using the option-pricing method (“OPM”), which used a market approach to estimate Legacy Tvardi’s enterprise value. The OPM treats common stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger.
These third-party valuations resulted in a valuation of Legacy Tvardi’s common stock of $0.92 and $0.82 (both pre-application of the Exchange Ratio) as of June 30, 2023 and June 30, 2022, respectively. In addition to considering the results of these third-party valuations, Legacy Tvardi’s board of directors considered various objective and subjective factors to determine the fair value of its common stock as of each grant date, including:
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the prices at which Legacy Tvardi sold shares of its preferred stock and the superior rights and preferences of the preferred stock relative to its common stock at the time of each grant;

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the lack of an active public market, for Legacy Tvardi’s common stock and preferred stock;

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the progress of Legacy Tvardi’s research and development programs, including the status and results of preclinical studies and clinical trials for its product candidates;

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Legacy Tvardi’s stage of development and commercialization and its business strategy, and material risks to its business;

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external market conditions affecting the pharmaceutical and biopharmaceutical industry and trends within each industry;

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Legacy Tvardi’s financial position, including cash on hand, and its historical and forecasted performance and operating results;

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the likelihood of achieving a liquidity event, such as an initial public offering or sale of Legacy Tvardi in light of prevailing market conditions; and

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the analysis of initial public offerings and the market performance of similar companies in the biopharmaceutical industry.

The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if Legacy Tvardi had used significantly different assumptions or estimates prior, the fair value of its common stock and its stock-based compensation expense could have been materially different.
Following the Merger and the establishment of a public trading market for our common stock, it is no longer necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for stock options and other such awards we may grant, as the fair value of our common stock will be determined based on the quoted market price of our common stock.
Legacy Tvardi Options Granted
The following table summarizes by grant date the number of shares of Legacy Tvardi common stock subject to options granted from January 1, 2023 through immediately prior to the closing of the Merger on April 15, 2025, the per share exercise price of the options, the per share fair value of common stock underlying the options on each grant date and the per share estimated fair value of the options:
Grant Date	Number of shares subject to options granted	Per share exercise price of options	Per share fair value of common stock	Per share estimated fair value of options
January 12, 2023	607,129	$0.82	$0.82	$0.52
June 27, 2023	60,000	$0.82	$0.82(1)	$0.52
June 27, 2023	20,000	$0.82	$0.82(1)	$0.53
January 31, 2024	25,000	$0.92	$0.92	$0.62

(1)
At the time of the options grants on June 27, 2023, Legacy Tvardi’s board of directors determined that the fair value of its common stock of $0.82 per share, calculated by its third-party valuation as of June 30, 2022, reasonably reflected the per share fair value of its common stock as of the grant date. Legacy Tvardi applied the fair value of common stock from its retrospective fair value assessment to determine the fair value of the June 27, 2023 awards, noting an immaterial incremental stock-based compensation expense to be recorded for accounting purposes of approximately $2,000.

Recently Issued and Adopted Accounting Pronouncements
A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 of our audited financial statements and unaudited condensed consolidated financial statements, both as included elsewhere in this prospectus.
Quantitative and Qualitative Disclosures About Market Risks
Interest Rate Risk
As of June 30, 2025, we had $20.6 million in cash and cash equivalents and $20.3 million in short-term investments. As of December 31, 2024, we had $31.6 million in cash and cash equivalents. Our cash and cash equivalents are primarily maintained in accounts with multiple financial institutions in the United States. At times, we may maintain cash and cash equivalent balances in excess of Federal Deposit Insurance Corporation limits. We do not believe that we are subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships, particularly because our investments are in short-term marketable securities. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. Due to the short-term duration and low risk profile of our cash equivalents and short-term investments, we believe an immediate 10% change in interest rates would not have a material effect on their fair market value. We have the ability to hold our investments until maturity, and therefore, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a change in market interest rates on our investment portfolio.
Effects of Inflation
Inflation generally affects us by increasing the cost of labor and research and development contract costs. We do not believe inflation has had a material effect on our results of operations during the periods presented in our audited financial statements and unaudited condensed consolidated financial statements, both as included elsewhere in this prospectus.
Foreign Currency Exchange Risk
All of our employees and our operations are currently located in the United States, and expenses are generally denominated in U.S. dollars. As such, we are not exposed to financial risks from exchange rate fluctuations between U.S. dollars and other currencies.

BUSINESS
Overview
We are a clinical-stage biopharmaceutical company focused on the development of novel, oral, small molecule therapies targeting STAT3 to treat fibrosis-driven diseases with significant unmet need. Based upon our founder’s seminal work and deep understanding of the transcription factor STAT3, we have designed an innovative approach to directly inhibit STAT3, a highly validated, yet historically undruggable target. Leveraging this expertise, we are developing a pipeline of STAT3 inhibitors with a differentiated mechanism of action and convenient oral dosing. Our lead product candidate, TTI-101, is currently in Phase 2 clinical development for the treatment of fibrosis-driven diseases, with an initial focus on idiopathic pulmonary fibrosis (“IPF”), and hepatocellular carcinoma (“HCC”). We expect to report preliminary topline data from our Phase 1b/2 HCC clinical trial in the first half of 2026. Our second product candidate, TTI-109, is also an oral, small molecule STAT3 inhibitor that is structurally related to, yet chemically distinct from, TTI-101 and is designed to enhance our ability to target STAT3. We submitted an Investigational New Drug (“IND”) application for TTI-109 in June 2025. We reported preliminary data from our Phase 2 clinical trial of TTI-101 in IPF in October 2025 and concluded that the study did not meet its goals. We are conducting additional analyses to further understand these results and inform our next steps.
Our approach is rooted in our expertise around STAT3’s functional composition and its critical role in disease pathogenesis, as well as other essential biological functions. Our co-founder, David J. Tweardy, M.D., was one of the first to identify that STAT3, when activated by phosphorylation on tyrosine (Y) residue 705 (“pY-STAT3”), acts as a central catalyst across critical fibrotic signaling pathways and is key to the cellular processes associated with fibrosis-driven diseases. Intrinsically (within proliferative cells and the extracellular matrix (“ECM”)), pY-STAT3 increases cell proliferation and survival and promotes the deposition of extracellular matrix proteins, while extrinsically (within the immune system), pY-STAT3 contributes to immune suppression. Collectively, persistent pY-STAT3 drives the development and progression of the pathogenic cascade of fibrosis. By targeting pY-STAT3, our approach is designed to simultaneously modulate each of the key pathways of the fibrotic cascade, whereas previous approaches only targeted single pathways. Beyond its role in fibrosis, STAT3 also has an essential role in cellular respiration in the mitochondria. Our co-founder, David J. Tweardy, M.D., made the critical discovery that blocking pY-STAT3 could inhibit STAT3’s role as a transcription factor without affecting its role in the mitochondria. We have leveraged this discovery to design our product candidates to inhibit STAT3 activation which, we believe, will lead to disease modifying activity without impairing essential biological functions.
Based on the strong biological rationale and data to date, we believe we have robust proof of concept to support the potential of our STAT3 inhibitors to treat fibrosis-driven diseases. In preclinical models, TTI-101 administration resulted in statistically significant reductions in levels of well-known biomarkers of fibrosis, most notably collagen type I alpha1 chain (“COL1A1”) (p≤0.05). In addition, TTI-101 administration decreased the amount of fibrotic tissue in the lungs, in a statistically significant manner (p≤0.05), as measured by histologic evaluation of fibrosis severity, and returned oxygen saturation (“SO2”), to near normal levels versus animals treated with placebo where SO2 levels continued to decline. We reported preliminary data from our REVERT IPF Phase 2 clinical trial of TTI-101 in IPF in October 2025 and concluded that the study did not meet its goals. We are conducting additional analyses to further understand these results and inform next steps. In addition, we have previously demonstrated, in a Phase 1 oncology clinical trial of TTI-101 as monotherapy enriched for patients with HCC, that TTI-101 was generally well-tolerated, targeted STAT3, lowering levels of pY-STAT3 in tumors, as evidenced by biopsy sample and demonstrated a disease control rate of 53% as measured by Response Evaluation Criteria in Solid Tumors Version 1.1, RECIST v1.1, leading to clinical responses in fibrosis-driven tumors. RECIST is a standard way to measure how well a cancer patient responds to treatment. We are currently enrolling patients in our REVERT LIVER CANCER Phase 1b/2 clinical trial to investigate TTI-101 as monotherapy and in combination with standard of care in patients with HCC. The ongoing Phase 1b/2 design allows us to transition from a dose-finding and safety evaluation in the Phase 1b portion of the clinical trial, to a larger, Phase 2 portion of the clinical trial with primary efficacy endpoints, including overall response rate using RECIST v1.1. Our second product candidate, TTI-109, is also an oral, small molecule STAT3 inhibitor that is structurally related to, yet chemically distinct from, TTI-101 and is designed to enhance our ability to target STAT3. We submitted an IND application for TTI-109 in June 2025.

Our Pipeline
Our current pipeline is depicted below:
The U.S. Food and Drug Administration (“FDA”), has granted orphan drug designation for TTI-101 in both IPF and HCC as well as Fast-Track Designation for TTI-101 in HCC.
TTI-101 for the Treatment of IPF
In the United States, approximately 150,000 individuals have IPF, while globally the number is estimated to be three million. Currently, approved anti-fibrotic therapies, Esbriet and Ofev, had collective peak sales of $4.9 billion, yet their use is limited as they do not reverse fibrosis or improve lung function. Based on the well-established role of pY-STAT3 in the pathogenesis of fibrosis, we believe TTI-101’s differentiated mechanism of action has the potential to address this unmet need in IPF, if approved. In preclinical models, we observed that TTI-101 led to a reduction of fibrotic tissue in the lungs and improved lung function. We also observed dose-dependent decreases in validated biomarkers associated with cell proliferation (resulting in reduced deposition) as well as increase in the modulation and activity of T cells (responsible for increased cellular and extracellular degradation). Additionally, our completed Phase 1 healthy volunteer drug-drug interaction clinical trial with IPF SoC, therapies showed TTI-101 to be generally well-tolerated. No severe adverse events (“SAEs”), were reported. The most frequent treatment emergent adverse events (“TEAEs”), predominantly reported as mild in severity, resolved on study. Our clinical data, including robust pharmacokinetic (“PK”), pharmacodynamic (“PD”), and tolerability data, has allowed us to rapidly progress into a Phase 2 clinical trial in IPF.
We reported preliminary data from our REVERT IPF Phase 2 clinical trial of TTI-101 in IPF in October 2025 and concluded that the study did not meet its goals. We are conducting additional analyses to further understand these results and inform next steps.
TTI-101 for the Treatment of HCC
HCC, a fibrosis-driven cancer, is the third-leading cause of cancer-related mortality in the United States and globally, with an estimated survival of six to 20 months following diagnosis. Treatment with the current SoC in first line remains suboptimal with an overall response rate (“ORR”), of 10% to 27%. Following progression on first-line therapies, response rates are further reduced (ORR of ≤5%) for patients who go on to receive second-line therapies. Overall response rate is defined as the proportion of patients who have achieved a partial response (≥30% decrease in the sum of the diameters of target lesions, as compared with the baseline sum of diameters) or a complete response (disappearance of all target lesions). Similar to its role in IPF, pY-STAT3 in HCC serves an integral role in both the intrinsic cellular processes that drive aberrant proliferation, survival, deposition and extrinsic processes that induce immune suppression. Greater than 95% of patients with HCC have pY-STAT3 in their tumors, the presence of which correlates closely with tumor vascularity and aggressiveness of disease and is significantly associated with poor overall survival.

In preclinical studies, TTI-101 demonstrated statistically significant changes in (1) microsteatosis score (abnormal liver fat accumulation) that was 89% lower in animals treated with TTI-101 versus placebo treated animals (p<0.001), (2) fibrosis, measured by histologic staining, that was 65% lower in animals treated with TTI-101 versus placebo treated animals (p<0.001) and (3) tumor growth, measured by comparing the average tumor volume determined by MRI, that was 57% lower in animals treated with TTI-101 versus placebo treated animals (p=0.04). Additionally, in a separate study, combination of TTI-101 with anti-PD-1 and bevacizumab demonstrated a statistically significantly larger reduction in tumor weight compared to anti-PD-1 and bevacizumab or saline that was statistically significant (p<0.01). We have also completed a Phase 1 dose-escalation and dose-expansion clinical trial for TTI-101 in advanced tumors, enriched for patients with HCC. TTI-101 was observed to lower levels of pY-STAT3 in tumors, as evidenced by biopsy samples and demonstrated a disease control rate of 53%, as measured by RECIST v1.1, leading to clinical responses in HCC and other tumor types. We also conducted a Phase 1b clinical trial in six hormone receptor — positive (“HR+”), human epidermal receptor 2 negative (“HER2−”), palbociclib-resistant breast cancer patients to evaluate TTI-101 in combination with palbociclib and aromatase inhibitor (“AI”). The recommended Phase 2 dose was selected and there were no clinically significant safety concerns or risks identified that were related to the use of TTI-101 in combination with palbociclib or AI. Given the evolving treatment landscape for metastatic breast cancer, We have discontinued all clinical development in metastatic breast cancer and have directed its resources to its current pipeline. We believe our results to date support TTI-101’s differentiated mechanism of action to deliver therapeutic benefit as monotherapy and in combination with existing approved agents, if approved. If approved, we do not believe a commercial license, supply, and/or collaboration agreement with the marketers of existing SoC treatments would be needed, as these commercial therapies are available in the market.
We are currently enrolling our REVERT LIVER CANCER Phase 1b/2, multicenter, open-label clinical trial, designed to investigate the safety and efficacy of TTI-101 across three cohorts of patients with HCC: as monotherapy and in combination with SoC treatments pembrolizumab or atezolizumab + bevacizumab. This is a combined Phase 1b and 2 trial in order to evaluate safety and tolerability of TTI-101 and to determine the recommended Phase 2 dose (“RP2D”), of orally administered TTI-101 as a single agent or in combination with pembrolizumab or atezolizumab/bevacizumab in Phase 1b. The primary endpoints for the Phase 1b portion include incidence of adverse events (“AEs”). Separately, the trial will evaluate safety and tolerability at the RP2D and assess preliminary efficacy in the Phase 2 portion of the trial. The primary endpoints for the Phase 2 portion include incidence of AEs and overall response rate using RECIST v1.1.
We plan to report preliminary topline data from this clinical trial in the first half of 2026.
TTI-109
Our second product candidate, TTI-109, is an oral, small-molecule, prodrug of, and mechanistically identical to, TTI-101. TTI-109 itself does not inhibit STAT3, but rapidly converts to TTI-101 in the blood. TTI-109 is designed to enhance its ability to target STAT3 as a more efficient delivery vehicle for TTI-101 with the potential to improve tolerability. In our IND-enabling toxicology studies in rats and monkeys, TTI-109 has been observed to result in equal drug exposure as compared to TTI-101, with no toxicity observed. We have received pre-IND feedback from the FDA that its data package to date is sufficient to support a clinical trial of TTI-109 in oncology. We submitted an IND application for TTI-109 in June 2025.
Our Team
Legacy Tvardi was founded in 2017 by world-renowned physician-scientists David J. Tweardy, M.D., and Ron DePinho, M.D. Dr. Tweardy is recognized for his work elucidating STAT3’s contribution to inflammation, fibrosis and oncogenesis. Discoveries by Dr. Tweardy and his lab included identification of the structural basis for the activation of STAT3, which led to the identification of TTI-101. Dr. DePinho is the Past President of The University of Texas MD Anderson Cancer Center and a member of the National Academy of Science and National Academy of Medicine. Dr. DePinho’s groundbreaking research program has contributed to our understanding of cancer and aging disorders.
Our management team is comprised of experienced entrepreneurs, innovative scientists and dedicated physicians with a mission to develop a new class of breakthrough medicines for fibrosis-driven disease. Imran Alibhai, Ph.D., our Chief Executive Officer, brings approximately 20 years of experience in the biopharmaceutical industry as an executive, advisor and investor across public and private equities including fibrosis and oncology. Dr. Alibhai has held several executive positions at MPM Capital LLC, Alexandria Venture Investments, LLC, Peter J. Solomon Company and most recently as senior vice president and managing director at DNAtrix, Inc. John Kauh, M.D., our Chief Medical Officer, is a board-certified medical oncologist with proven leadership in early- and late-phase drug development of multiple oncology programs including surufatinib (Sulanda) at HUTCHMED (China) Limited and ramucirumab (Cyramza) for HCC at Eli Lilly and Company. Dan Conn, J.D., M.B.A., our Chief Financial Officer, has an extensive background in corporate law, finance and business management, having held multiple senior positions at Morgan Stanley, D.E. Shaw & Co., L.P., Brookfield Asset Management, Peter J. Solomon Company and most recently as chief executive officer and member of the board of directors at Christie’s International Real Estate.
Our Strategy
Our goal is to leverage its expertise in STAT3 biology to discover and develop novel, oral, small molecule therapeutics for the treatment of patients suffering from fibrosis-driven diseases with significant unmet need. We aim to achieve this goal by executing on the following strategies.
•
Become a leading STAT3 company to unlock its potential in fibrosis-driven diseases.   As a central mediator across critical fibrotic signaling pathways, pY-STAT3 is key to many of the cellular processes that drive aberrant proliferation, survival, ECM, deposition and immune suppression. Based upon our founder’s seminal work, we have made breakthrough discoveries that helped identify the structural basis and medicinal chemistry required to target the highly validated, yet historically undruggable, pY-STAT3. We leverage our deep understanding of STAT3 biology to design product candidates which specifically inhibit the activation of STAT3’s nuclear functions without interfering with essential biological functions of STAT3. We believe our approach to directly inhibiting STAT3 enables us to develop product candidates with the potential to provide meaningful therapeutic benefit to patients with fibrosis-driven diseases, if approved.

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Consider next steps for our clinical program for the treatment of IPF.   We believe there is a critical need for a disease-modifying and well-tolerated oral agent to effectively treat IPF, a chronic, debilitating fibrotic lung disease with median survival time of less than five years from time of diagnosis. Our lead product candidate, TTI-101, has demonstrated downregulation of biomarkers of fibrosis across multiple preclinical models, supportive of STAT3 inhibition. In particular, in an established functional model of IPF, we observed dose-dependent, therapeutic reduction in fibrosis and improved lung function. We reported preliminary data from our REVERT IPF Phase 2 clinical trial of TTI-101 in IPF in October 2025 and concluded that the study did not meet its goals. We are conducting additional analyses to further understand these results and inform next steps.

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Progress TTI-101 through pivotal development for the treatment of fibrosis-driven cancers, with initial development in HCC.   As in IPF, STAT3 serves an integral role in the cellular processes that drive aberrant proliferation, survival, ECM deposition and immune suppression in HCC. Greater than 95% of patients with HCC have pY-STAT3 in their tumors, which correlates with a worse prognosis. We have prioritized HCC for our initial development within oncology and believe our results to date support TTI-101’s differentiated mechanism of action to deliver therapeutic benefit as monotherapy and in combination with existing approved agents, if approved. Amongst patients with HCC (n=17), our Phase 1 clinical trial data demonstrated a disease control rate of 53%, as measured by RECIST v1.1, after a median of two prior systemic therapies. We are currently conducting our REVERT LIVER CANCER Phase 1b/2 clinical trial for TTI-101 in HCC both as monotherapy and in combination with pembrolizumab or atezolizumab + bevacizumab and expect to report preliminary topline data in the first half of 2026. Based on results from this Phase 2 clinical trial in HCC, we intend to further explore TTI-101 for use as monotherapy or in combination with existing SoC.

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Expand our pipeline into additional indications where STAT3 activation plays a central role in disease pathogenesis.   We intend to continue leveraging our deep expertise in STAT3 biology to develop multiple product candidates for a broad range of fibrosis-driven diseases. In addition to our development of TTI-101, we submitted an IND application for TTI-109 in June 2025.

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Evaluate and pursue tailored strategies to maximize the impact of our product candidates and benefit to patients.   We retain exclusive worldwide rights to all of our product candidates. We intend to independently develop our product candidates in indications and geographies with clear clinical and regulatory approval pathways where we can commercialize successfully on our own, if approved. We may also seek to establish strategic partnerships around certain product candidates in disease areas or geographies that are better served by the resources or specific expertise of other biopharmaceutical companies. To better serve patients with rare fibrosis-driven diseases, such as IPF, we continue to grow and strengthen our relationship with key constituents such as physicians, caregivers and patient advocacy groups.

Overview of Fibrosis
Fibrosis is a pathological feature of most chronic inflammatory diseases and is characterized by the excessive accumulation of ECM components, including collagen and fibronectin in and around inflamed tissue, which can lead to permanent scarring, organ function decline and ultimately death. While fibrotic pathways are typically activated to serve as a natural mechanism for wound healing, normal tissue repair can evolve into a progressive irreversible fibrotic response if the tissue injury is severe or repetitive. Fibrosis-driven diseases can affect nearly all tissues and organs, compromising their normal function and contributing to the morbidity and mortality of aging-related disease worldwide. In the United States, fibrosis-driven diseases have led to an estimated 45% of all-cause mortality. The underlying principal mechanisms of fibrosis are similar across various tissue and cell types, and fibrosis plays a critical role in numerous debilitating diseases. However, the pathophysiology of fibrosis is a complex process driven by multiple signaling pathways and mediators including, but not limited to, IL-6 and TGF-β, leaving many patients suffering from fibrosis-driven diseases without adequate treatment options. As a central mediator across critical fibrotic signaling pathways, pY-STAT3 is key to many of the cellular processes that drive aberrant proliferation, survival, ECM deposition and immune suppression.
Role of STAT3 in Fibrosis-Driven Diseases
Activation of STAT3 plays multiple roles in cells, including cell survival and proliferation in response to injury in the canonical pathway and cellular respiration within the mitochondria in the non-canonical pathway. The canonical pathway is the primary STAT3 pathway linking to fibrosis. In the canonical pathway, STAT3 becomes phosphorylated on tyrosine residue Y705, pY-STAT3, forms a dimer, translocates into the nucleus and activates the transcription of responsive genes. In the non-canonical pathway, STAT3 becomes phosphorylated on serine residue S724, pS-STAT3, and translocates into mitochondria, playing a key role in the essential biological function of cellular respiration.
In the canonical pathway, STAT3 activation can be triggered by an inflammatory reaction to injury and is sustained to repair the wound. Upon achieving homeostasis or recovery, feedback loops inactivate STAT3’s response. Persistent STAT3 activation can lead to uncontrolled chronic inflammation and fibrosis leading to a variety of chronic, debilitating diseases. STAT3 can be activated by a variety of cytokines, growth factors and non-tyrosine receptor kinases (non-TRKs), including IL-6 and TGF-β, which lead to pY-STAT3.

STAT3’s Canonical Function Plays a Central Role in Fibrosis-Driven Diseases

Source:
Image adapted from “Therapeutically exploiting STAT3 activity in cancer — using tissue repair as a road map” by Jennifer Huynh, et al., and “Contribution of STAT3 to Inflammatory and Fibrotic Diseases and Prospects” by Moses M. Kasembeli, et al.

The canonical STAT3 pathway associated with fibrosis-driven diseases can be broadly defined by a dual mechanism of action: intrinsic activity (within proliferative cells and the ECM) and extrinsic activity (within the immune system). Intrinsically (within proliferative cells and the ECM), pY-STAT3 increases cell proliferation and survival and promotes the deposition of ECM proteins, while extrinsically (within the immune system), pY-STAT3 contributes to immune suppression. Increased levels of extrinsic and intrinsic pY-STAT3 signaling result in fibrosis-driven diseases, including but not limited to IPF, HCC and systemic sclerosis (“SSc”).

The Dual Mechanism of Action of STAT3’s Function in the Canonical Pathway

STAT3
STAT3
Activation of STAT3
STAT3
P
P
STAT3
INTRINSIC (Cellular)
Proliferative Cells
Deposition and Proliferation
EXTRINSIC (Immune)
Immune Suppression
STAT3P-
STAT3P+
STAT3P- MDSC
STAT3P+ MDSC
CD8+

Critical and well-established signaling regulators of fibrosis, such as IL-6 and TGF-β, have been shown to induce pY-STAT3-dependent fibrotic conditions. pY-STAT3 is known to act both independently and in conjunction with other signaling networks that contribute to fibrosis. pY-STAT3 drives the development and progression of fibrosis through clotting and coagulation, inflammatory cell migration and fibroblast proliferation, ultimately leading to ECM deposition. STAT3’s role as the central mediator in the pathogenesis of fibrosis has been validated in third-party preclinical haploinsufficiency models, where one of two alleles of STAT3 were knocked out. In these preclinical studies, haploinsufficient STAT3 mice did not develop lung fibrosis despite injury, whereas the knockout of IL-6 or TGF-β receptor (TGF-βR), still resulted in fibrosis. These preclinical studies suggest that targeting individual signaling pathways is insufficient to block the development of fibrosis, however inhibiting STAT3 activation can potentially prevent the initiation of fibrosis.

STAT3 Activation is a Central Catalyst in the Fibrotic Cascade
Our Approach to Targeting STAT3
STAT3, like many transcription factors, has historically been deemed undruggable due largely to its intracellular location and the failure to identify residues within its Src-homology (“SH”) 2 domain critical for its activation. Though STAT3 has been a recognized and interrogated target for drug development, there is yet to be an FDA-approved STAT3-targeting therapeutic. Prior approaches to target the STAT3 signaling pathway have largely been indirect, focused on upstream signaling mechanisms, including growth factors and cytokines, such as IL-6 and TGF-β, their receptors, or receptor-intrinsic or receptor-associated tyrosine kinases. Due to the adaptive nature of most signaling cascades, indirect approaches have led to off target effects or acquired resistance. As a result, we believe that direct targeting of STAT3 is the more robust approach to impacting downstream mediators of fibrosis within the STAT3 signaling pathway. Previous attempts to directly inhibit STAT3 have often demonstrated lack of selectivity, poor PK and/or poor absorption. In addition, some molecules identified to date are not reversible competitive inhibitors of STAT3; rather, their binding to STAT3 leads to its instability and degradation, which reduces non-canonical STAT3 functions within the mitochondria, resulting in off-target impacts and toxicities such as unresolving peripheral neuropathies and lactic acidosis. Other approaches to inhibit the translation of STAT3 have been hampered by safety concerns, such as high rates of thrombocytopenia (reduced platelet count) and transaminitis (elevated liver enzymes), poor PD and burdensome administration regimens requiring numerous intravenous infusions.
Our strategy for clinical development of therapies targeting inhibition of STAT3 activation is rooted in our deep understanding of STAT3 structure and function, and our critical role in disease pathogenesis. One of our co-founders, Dr. Tweardy, was among the first to discover pY-STAT3 in normal blood cells. He pioneered the scientific community’s understanding of STAT3 biology in hematopoiesis and determined that targeting residues within the STAT3 SH2 domain that are critical to the first step in its activation, pY-STAT3, was the key to selectively inhibiting STAT3’s role as a transcription factor without affecting its role in the mitochondria. We believe our approach to directly inhibiting STAT3 enables us to develop product candidates with the potential to provide meaningful therapeutic benefit to patients with fibrosis-driven diseases, if approved.

Our Pipeline
Our current pipeline is depicted below:
Our lead product candidate, TTI-101, is an oral, small molecule inhibitor of STAT3 that we are initially developing in IPF and HCC. The FDA has granted orphan drug designation for TTI-101 in both IPF and HCC as well as Fast-Track Designation for TTI-101 in HCC.
Our TTI-101 Product Candidate
Our lead product, TTI-101, is an oral, small molecule inhibitor of STAT3 that specifically blocks pY-STAT3. TTI-101 binds tightly to the SH2 domain of STAT3, which specifically blocks its ability to bind to signaling complexes that contain tyrosine kinases. This is designed to prevent STAT3 from being phosphorylated at tyrosine (Y) 705 and further prevent STAT3 dimerization and nuclear translocation. The selective binding of TTI-101 to the SH2 domain thus inhibits STAT3’s canonical nuclear function, while preserving its essential non-canonical functions associated with cellular respiration within the mitochondria.
Preclinical studies in fibrotic conditions and cancers indicate inhibition of STAT3 using TTI-101 can disrupt the STAT3 canonical pathway to address fibrosis-driven diseases. Specifically, preclinical IPF models using TTI-101 have demonstrated that STAT3 inhibition resulted in (1) an observed histologic reduction in lung fibrosis, quantified using Ashcroft score and Masson’s trichrome from murine lung tissues, and (2) increase in lung function as measured by percent pulse oxygen saturation (“SO2”). Preclinical nonalcoholic steatohepatitis (“NASH”), models demonstrated that treatment with TTI-101 reduced (1) elevated hepatic enzymes and microsteatosis, or abnormal liver fat accumulation, (2) hepatic fibrosis, measured by Masson’s trichrome staining and (3) tumor growth as evidenced by reduction in average tumor volume determined by MRI. In SSc preclinical models, TTI-101 demonstrated an observed reduction in dermal fibrosis, measured by histological examination of skin sections stained with H&E and Masson’s trichome.
In a broad range of cancer models, TTI-101 demonstrated the capability to intrinsically induce apoptosis, or cell death, of tumor cells as evidenced by reduction in tumor weight or tumor volume and extrinsically overcome immune suppression in the tumor microenvironment as monotherapy and in combination with immune checkpoint inhibitors, as measured by immunohistochemical staining. We believe this preclinical data supports the development of TTI-101 across fibrosis-driven diseases. We also completed Phase 1 clinical trials of TTI-101 in advanced cancers and in healthy volunteers and are currently conducting a Phase 2 clinical trial of TTI-101 in HCC.
Our TTI-109 Product Candidate
Our second product candidate, TTI-109, is an oral, small-molecule, prodrug of, and mechanistically identical to, TTI-101. TTI-109 itself does not inhibit STAT3, but rapidly converts to TTI-101 in the blood. TTI-109 is designed to enhance its ability to target STAT3 as a more efficient delivery vehicle for TTI-101 with the potential to improve tolerability. In our IND-enabling toxicology studies in rats and monkeys, TTI-109 has been observed to result in equivalent drug exposure as compared to TTI-101, with no toxicity observed. We have received pre-IND feedback from the FDA that our data package to date is sufficient to support a clinical trial of TTI-109 in oncology. We submitted an IND application for TTI-109 in June 2025.
TTI 109: Prodrug of TTI 101 and Next Generation STAT3 Inhibitor
Idiopathic Pulmonary Fibrosis
Background on Idiopathic Pulmonary Fibrosis
IPF is a rare, chronic, debilitating interstitial lung disease characterized by inflammation, progressive fibrosis and lung damage of unknown cause. As IPF progresses, it leads to thickening and stiffening of the lung tissue and eventually the inability of the lungs to transfer oxygen into the bloodstream. Patients suffering from IPF experience a poor quality of life and struggle with their daily routine due to constant shortness of breath, fatigue and weakness. In most patients suffering from IPF, the cause of death is IPF itself. Moreover, IPF is also associated with respiratory and non-respiratory comorbidities such as chronic obstructive pulmonary hypertension, obstructive sleep apnea, lung cancer, ischemic heart disease and gastro-esophageal reflux. Patients suffering from IPF have a poor life expectancy, and it is estimated that the five-year mortality rate of patients suffering from IPF ranges from 60% to 80%.
FVC, a measure of pulmonary function, is an important monitoring and prognostic tool for patients suffering from IPF and the established efficacy endpoint for IPF clinical trials. Patients suffering from IPF have demonstrated an annual decline of approximately 5% in FVC in placebo-treated groups of randomized control trials, while real world evidence suggests many patients decline more rapidly. According to a study titled “Three-Month FVC Change: A Trial Endpoint for Idiopathic Pulmonary Fibrosis Based on Individual Participant Data Meta-analysis” by Fasihul A. Khan, et al., meta-analyses of pooled patient data from twelve placebo cohorts from IPF clinical trials have demonstrated a median three-month decline of 2.3% in FVC. Additionally, there was a 15% increased risk for mortality per 2.5% relative FVC decline. Data further demonstrated that three-month declines in lung function, as measured by FVC, are highly predictive of 12-month change and represent major implications for overall disease progression and prognosis for patients suffering from IPF.
STAT3 plays a critical role as a central mediator underlying the pathogenesis of fibrosis in IPF. pY-STAT3 levels are often elevated in human lung tissue samples of patients suffering from IPF, driving the development and progression of fibrosis through clotting and coagulation, inflammatory cell migration, myofibroblast proliferation, ultimately leading to ECM deposition.

STAT3 is activated in the three major compartments of the lungs associated with IPF. Elevated levels of pY-STAT3, as measured immunolocalization expression by immunohistologic staining, have been observed in human lung tissue samples of patients suffering from IPF and not observed in non-fibrotic, healthy control lungs. Specifically, pY-STAT3 was observed in the alveolar epithelial cells, alveolar fibroblasts and alveolar macrophages. High STAT3 expression in these compartments correlates with higher mortality in patients suffering from IPF, whereas low STAT3 correlates with a higher survival probability.
STAT3 is Activated in Major Compartments of IPF-Affected Mouse and Human Lung Tissue
Images on the right hand side were derived from Pedroza, M., Le, T.T., Lewis, K., Karmouty-Quintana, H., To, S., George, A.T., Blackburn, M.R., Tweardy, D.J. and Agarwal, S.K. (2016), STAT-3 contributes to pulmonary fibrosis through epithelial injury and fibroblast-myofibroblast differentiation. The FASEB Journal, 30: 129 — 140. Western blot analysis of phospho-STAT-3 expression in human patients with mild and severe IPF. STAT-3 and GAPDH were used as controls (n ≥ 4). Phospho-STAT-3 band intensity was quantified using ImageJ analysis. Values are presented as the percentages of Glyceraldehyde 3-phosphate dehydrogenase (“GAPDH”), ± sem (n ≥ 4). *P ≤ 0.05 control vs. IPF. Western blot analysis using an antibody against phospho-STAT-3 in whole-lung lysates. STAT-3 and α-actin were used as controls. Phospho-STAT-3 band intensity was quantified using ImageJ analysis. Values are presented as the percentages of α-actin ± sem (n ≥ 4). *P ≤ 0.05 PBS vs. bleomycin (“BLM”).
Market Opportunity in IPF and Limitations of Existing Treatments
In the United States, approximately 150,000 individuals have IPF, while globally the number is estimated to be three million. Currently, there are two approved anti-fibrotic therapies for IPF, nintedanib (Ofev, marketed by Boehringer Ingelheim Pharma GmbH & Co. KG) and pirfenidone (Esbriet, marketed by Roche Holding AG).
The currently approved anti-fibrotic therapies target single mechanisms of IPF. Nintedanib is a tyrosine kinase inhibitor (“TKI”), that non-specifically targets kinases implicated in the pathogenesis of fibrotic tissue, while pirfenidone’s mechanism of action has not been established. Only approximately 25% of patients suffering from IPF are treated with nintedanib or pirfenidone. In addition, approximately 50% of patients treated with SoC required dose adjustment due to adverse events. Nintedanib and pirfenidone have been shown to slow disease progression, however neither treatment reverses or prevents clinical decline in FVC lung function. Despite the significant unmet need for better treatment options and the notable side effects of both approved agents, the peak sales of nintedanib and pirfenidone were $3.8 billion and $1.1 billion, respectively, which we believe represents a significant commercial opportunity for a disease-modifying and well-tolerated treatment for patients suffering with IPF.

Our Solution:   TTI-101 for IPF
TTI-101’s differentiated mechanism of action is designed to directly inhibit STAT3 to address the unmet need in IPF without interfering with its other essential biological functions. As a central mediator across critical fibrotic signaling pathways, pY-STAT3 intrinsically increases myofibroblast proliferation and ECM deposition and extrinsically plays a major role in immune suppression, resulting in the dual cascades associated with IPF. Preclinical studies have shown that TTI-101 not only halts further development of lung fibrosis, but also has the potential to reverse established fibrosis. Through validated functional animal models of fibrosis-driven diseases, TTI-101 has been shown to inhibit STAT3 activation, both intrinsically and extrinsically. We have also demonstrated preclinically that TTI-101 impacts both key components of IPF pathology: downregulation of deposition and upregulation of degradation. In addition, clinically, we have demonstrated oral dosing with TTI-101 lowered levels of pY-STAT3 and was generally well-tolerated. In our Phase 1 clinical trial, eight patients out of ten evaluable patients had elevated baseline pY-STAT3, measured by immunohistochemistry using H-scores, defined as greater than 30 (out of a total score of 300). All eight patients demonstrated a decrease in H-score at the follow-up biopsy (approximately six weeks after initiating treatment), with a median decrease of 55%. Among the three patients who demonstrated a clinical benefit, the median decrease in the H-score was 79%. The Company reported preliminary data from its REVERT IPF Phase 2 clinical trial of TTI-101 in IPF in October 2025 and concluded that the study did not meet its goals. The Company is conducting additional analyses to further understand these results and inform next steps.
Preclinical Fibrosis Studies Supporting the Development of TTI-101 for IPF
In animal models, TTI-101 downregulated key pro-fibrotic mediators across fibrosis-driven diseases. Specifically, TTI-101 demonstrated dose-dependent decreases in validated targets associated with intrinsic deposition as well as extrinsic degradation. Dr. Tweardy and his collaborators at BCM have evaluated TTI-101 across various established mouse models of fibrosis and observed biologically relevant changes supporting the clinical development of TTI-101.
Fibrosis-driven Disease	Mouse Models	Observations of TTI-101 Administration
IPF	BLM-induced IPF
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Observed histologic reduction in lung fibrosis, quantified using Ashcroft score and Masson’s trichrome from murine lung tissues, and increased BLM-induced decline in lung function, measured by percent or SO2

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Targeted multiple pathogenic steps as evidenced by decreased BLM-induced expression levels of validated biomarkers for deposition; increased BLM-reduced expression levels validated biomarkers for degradation as measured by transcripts from isolated RNA and relative real time polymerase reaction (RT-PCR)

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Observed accumulation of TTI-101 concentration in lung in comparison to plasma concentration measured by LC/MS/MS

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Reduced levels of pY-STAT3 in lung tissue

SSc	GEM (Tsk-1) and BLM-induced skin fibrosis
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Observed a reduction in BLM-induced expression of validated biomarkers for fibrosis, including Col1, TGF-β and IL-6 as measured as measured by transcripts from isolated RNA and relative RT-PCR

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Reduced levels of pY-STAT3 in skin tissue as measured by Western blot bands quantified by

Fibrosis-driven Disease	Mouse Models	Observations of TTI-101 Administration
Image J analysis • Decreased skin thickness, a measure of fibrosis (p≤0.05 Tks-1 vs. TTI-101), measured by histological examination of skin sections stained with H&E and Masson’s trichome
HCC	NASH-induced HCC
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Reduced elevated hepatic enzymes and microsteatosis, or abnormal liver fat accumulation, reduced hepatic fibrosis, measured by Masson’s trichrome staining and reduced tumor growth by comparing the average tumor volume determined by MRI

Humanized mice + patient derived HCC xenografts
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Reduced tumor size with monotherapy, as measured by tumor weight

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Observed additive effect in reducing tumor size, as measured by tumor weight, with TTI-101 in combination with HCC standard of care therapies

GEM:   genetically engineered mouse
Observed Reduction of Fibrotic Lung Tissue and Improved Lung Function with TTI-101 in a Bleomycin-Induced IPF Mouse Model
Dr. Tweardy and his collaborators at BCM demonstrated that administration of TTI-101 resulted in downregulation of targets associated with fibrosis, attenuation of fibrosis and recovery of lung function as measured by arterial oxygen saturation levels (“SO2”). In this preclinical study, TTI-101 was dosed 14 days after induction of fibrosis with BLM. Wild-type mice exposed to BLM displayed characteristic increases in ECM deposition and subsequent administration of TTI-101 significantly decreased all established fibrotic endpoints assessed in the model, including COL1A1, α-smooth muscle actin (“α-SMA”), hypoxia-inducible factor-1α (“HIF-1α”), and plasminogen activator inhibitor-1 (“PAI-1”) (p≤0.05). Administration of TTI-101 in mice also resulted in statistically significant increases in SO2 levels (p≤0.05), which returned to near normal levels, as compared to vehicle, where SO2 levels continued to decline in untreated mice. p = “p-value,” the conventional method for determining the statistical significance of a result, which represents the probability that random chance caused the result (e.g., a p-value = 0.01 means that there is a 1% probability that the difference between the control group and the treatment group is purely due to random chance). Generally, a p-value less than 0.05 is considered statistically significant.
Reduction of Lung Fibrosis and Statistically Significant Improvement of Oxygen Saturation Observed with
TTI-101

TTI-101 Targeted Multiple Pathogenic Steps of IPF in a BLM-Induced IPF Mouse Model
We conducted a dose-range-finding, PK and PD preclinical study of TTI-101 in the BLM-induced IPF model to understand the therapeutic impact on reducing the severity of fibrosis and inflammation in relationship to TTI-101’s PK and PD profile in the United States. TTI-101 was administered nine days after induction of BLM-induced fibrosis, in human equivalent doses (HED), of 200, 400 and 800 mg/day. Biomarkers to identify the mechanism of action, drug exposure, pY-STAT3 levels and clinical outcomes (fibrosis and SO2) were evaluated.
We observed dose-dependent decreases in validated biomarkers associated with myofibroblast proliferation and ECM deposition downstream of intrinsic STAT3 signaling, as measured in florescence units of gene expression by RT-PCR, BLM + placebo vs BLM + either 12.5, 25 or 50mg/kg TTI-101. Specifically, we demonstrated significant decreases in biomarkers associated with clotting and coagulation (PAI1 and Ptafr), myeloid infiltration and macrophage activation (Ccl2 and IL-6), fibroblast activation and proliferation (Ccl2 and IL-6) and ECM deposition (Ccl2 and IL-6) with increased doses of TTI-101 (p<0.05 for trend). In addition, we demonstrated dose-dependent increases in validated biomarkers associated with increased degradation downstream of extrinsic STAT3 signaling. Specifically, we demonstrated significant increases in biomarkers associated with T-cell activation (STAT1 and IFNγ), interferon responses (GBP3 and XAF1), cytotoxic T- and NK cells (NK GP7 and Perforin) and apoptosis-inducing factors (Granzyme A and B) with increased doses of TTI-101 (p<0.05 for trend).
TTI-101’s Impact on Both Extrinsic and Intrinsic STAT3 Canonical Functions Associated with IPF
These findings translated into a dose-dependent relationship between TTI-101 dose and observed effects:
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Pharmacokinetics — we observed TTI-101 concentration in mouse lungs accumulated in the lung four times as much as compared to its accumulation in the plasma as measured by LC/MS/MS (50mg/kg: 8868 vs 1672; 25mg/kg: 8927 vs 2348; 12.5mg/kg: 7407 vs 1995). Administration of TTI-101 in a non-disease mouse model did not accumulate in the lung.

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Pharmacodynamics — Dose-dependent decrease of pY-STAT3 observed: the higher the dose of TTI-101 administered, the lower the levels of activated STAT3.

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Biological activity — At the higher two doses of 25 mg/kg and 50 mg/kg, TTI-101 demonstrated statistically significant improvement in lung function as compared to treatment with placebo (50mg/kg: 91.3; 25mg/kg: 92.7; 12.5mg/kg: 87.9 versus 94.9) (p<0.05) or with BLM alone (86.1) (p<0.05) as measured by SO2, where mice continued to experience loss of lung function.

TTI-101’s Demonstrated Dose-Dependent PK exposure, PD and Improved Lung Function
TTI-101 Targeted a Multitude of Key Fibrotic Mediators in Human Ex Vivo Lung Slices from IPF Patients
Dr. Ivan O. Rosas is a nationally recognized expert in pulmonary and critical care medicine, currently serving as Chief of the Section of Pulmonary, Critical Care, and Sleep Medicine at BCM. In a preclinical study, published by McKenna et al, Dr. Rosas and his collaborators at BCM demonstrated that TTI-101 suppressed fibrotic markers that are not addressed with currently approved therapies (nintedanib and pirfenidone). In the study, the team used single-cell RNA sequencing on lung samples from untreated IPF patients and those treated with current approved therapies. They mapped the transcriptional landscape across 40 pulmonary cell types and observed ~60% of IPF-associated dysregulated genes were not addressed by either approved drug, which they termed the “IPF therapeutic gap.” They further identified STAT3 as a dominant regulatory transcription factor both in untreated IPF samples and in the “IPF therapeutic gap.” In addition, ex vivo analysis of human lung slices demonstrated TTI-101 outperformed nintedanib and pirfenidone in observed reversal of gene expression changes across IPF-relevant cell types.
Notably, of the many pro-fibrotic genes downregulated, TTI-101 robustly repressed PDE4B, the target of nerandomilast, which recently reported positive Phase 3 data in IPF patients. Along with the preclinical animal data, we believe this data further substantiates TTI-101 as a target a multitude of key fibrotic mediators that have been singularly targeted by previous IPF therapeutics.

By Targeting STAT3, TTI-101 Demonstrated to Downregulate Genes of the “IPF Therapeutic Gap” in Ex Vivo Human Lung Slices
We believe our findings further support TTI-101 as a therapeutic product candidate for IPF as we were able to impact multiple mechanisms associated with the critical components of deposition and degradation in the pathogenesis of IPF.
Clinical Development of TTI-101 for IPF
Phase 1 TTI-101 Healthy Volunteer Drug-Drug Interaction Clinical Trial
Prior to the initiation of our ongoing Phase 2 clinical trial of TTI-101 in IPF, we completed a Phase 1 healthy volunteer clinical trial in the United States to determine the safety, tolerability and PK potential of a drug-drug interaction with IPF standard of care therapies (nintedanib and pirfenidone). The clinical trial enrolled 41 healthy volunteers, all of whom received 1,200 mg/day of TTI-101 in addition to nintedanib or pirfenidone.
No severe adverse events (“SAEs”), were reported in this clinical trial. The most frequent treatment-emergent adverse events (“TEAEs”), were predominantly mild in severity and resolved on study with no change in therapy. One subject withdrew early due to a severe non-serious adverse event of pneumonia, which was deemed by the clinical trial investigator to be possibly related to TTI-101.
When comparing the drug-drug interactions between the two evaluated standard of care therapies when concurrently administered with TTI-101, optimal exposures were observed with nintedanib. Based on the findings of this healthy volunteer DDI clinical trial, we chose nintedanib as the standard of care in our ongoing Phase 2 clinical trial.
REVERT IPF Phase 2 Clinical Trial of TTI-101 in Patients suffering from IPF
Unblinded Data from Phase 2 Clinical Trial
We reported preliminary data from our REVERT IPF Phase 2 clinical trial of TTI-101 in IPF in October 2025. After reviewing the preliminary safety data and exploratory efficacy results, including changes in FVC, we concluded that the study did not meet its goals. We are conducting additional analyses to further understand these results and inform next steps.
The trial was a Phase 2, multicenter, randomized, double-blind, placebo-controlled clinical trial of TTI-101 to evaluate safety, tolerability and PK in patients suffering from IPF. In addition to safety and PK endpoints, we evaluated established Phase 3 efficacy endpoints including pulmonary function tests (“PFTs”), providing measurements for FVC and diffusing capacity of the lung for carbon monoxide (“DLCO”), six-minute walk test (“6MWT”), and imaging, including Quantitative Lung Fibrosis High Resolution CT (“HRCT”). Additionally, we evaluated validated biomarkers and patient reported outcomes (“PRO”s). The clinical trial was conducted in 26 sites across the United States and enrolled patients with mild and moderate IPF who had been on a stable dose of nintedanib or were not on anti-fibrotic therapy.
Overall, 88 patients were randomized to TTI-101 400mg per day (n=30), 800mg per day (n=29) or placebo (n=29), and stratified by nintedanib use, with 58% of patients receiving concomitant therapy. Preliminary data demonstrated patients’ baseline characteristics were similar across treatment arms, with the exception of percent predicted FVC, which was lower in the placebo-treated patients (70.1%) compared to the TTI-101-treated arms (74.1% and 81.1%, respectively).
Discontinuation rates across treatment arms were imbalanced, with lower discontinuation rates observed in the placebo group (10.3%) compared to treated arms (400mg and 800mg; 56.7% vs 62.1%, respectively). Discontinuation rates among the TTI-101 population were primarily driven by gastrointestinal adverse events, with higher rates of events and discontinuations among patients on concurrent nintedanib.
The study was not powered to evaluate exploratory endpoints. The number of efficacy evaluable patients with at least one baseline and on-treatment FVC measurement was placebo (n=29), 400mg (n=23), and 800mg (n=27). The numbers, however, declined by the 12-week timepoint to placebo (n=24), 400mg (n=8), or 800mg (n=13). The preliminary analysis was performed on actual FVC values; values were not modeled or imputed.
Preliminary analysis of exploratory efficacy showed no statistically significant differences between placebo and treatment arms. Overall, from baseline to last visit on treatment, the proportion of patients who demonstrated FVC improvement from baseline was 41% for the placebo, and 39% and 44% for the 400mg and 800mg arms, respectively.
FVC change from baseline overlapped between treatment arms, with large variability within each cohort. Notably, the placebo-treated patients’ FVC decline was lower than expected compared to historical controls.
Preliminary Summary of Change from Baseline in FVC (mL) at 12 Weeks While on Treatment
	Placebo	TTI-101 – 400mg	TTI-101 – 800mg
n	24	8	13
Mean in mL (SD2)	-22.2 (126.0)	-61.1 (190.7)	-102.8 (238.3)
REVERTIPF Phase 2 Clinical Trial of TTI-101 Evaluating Safety, PK, Biomarkers and Preliminary Efficacy including FVC in Patients suffering from IPF

The dosing regimen of this clinical trial was informed by our learnings from our concurrently enrolling Phase 1b/2 clinical trial in HCC, where we explored escalating dosages of TTI-101 up to 1200 mg/day and determined 800 mg/day as the recommended monotherapy Phase 2 dose (“RP2D”). Based upon the HCC RP2D determination as well as other early data, we requested that the Safety Monitoring Committee of the Phase 2 clinical trial in IPF convene to consider discontinuation of enrollment to 1200 mg/day arm. In July 2024, an independent safety monitoring committee (“SMC”), after reviewing unblinded data, agreed with our recommendation to discontinue enrollment to the 1200 mg/day arm. In addition, the SMC conducted an unblinded risk-benefit analysis of the remaining arms of the clinical trial, and recommended that we continue enrolling to the 400 mg/day, 800 mg/day and placebo arms of the clinical trial.
Blinded, Preliminary Interim Data from Phase 2 Clinical Trial
On September 30, 2024, the SMC completed a follow-up unblinded assessment of AEs, discontinuations, and pulmonary function test data and noted that it did not see any significant safety concerns and recommended continuation of the clinical trial without modification. We conducted a preliminary review of blinded data assessed by the SMC, which includes preliminary safety data of 45 patients and preliminary data for 38 efficacy evaluable patients defined as patients with acceptable baseline and at least one on-treatment pulmonary function test. At the time of analysis, the absolute FVCs comparing percent change from baseline to last visit on treatment were available for the following timepoints: 12 weeks (n=19); 8 weeks (n=9); 4 weeks (n=10). The purpose of this blinded data review was to enable an assessment of the overall management and conduct of the clinical trial, without unblinding any individual patient data.
The preliminary blinded data indicated all TEAEs were grade 3 or below, and the most commonly reported TEAE reported to date was diarrhea.
We reviewed the absolute percentage change in FVC from baseline to last on-treatment acceptable pulmonary function test across all patients on a blinded and pooled basis. Decline in FVC, used to measure percentage of preserved lung function, is the main indicator of disease progression in IPF. We observed that approximately 39% of patients administered with 400 mg/day dose of TTI-101, 800 mg/day dose of TTI-101 or placebo showed a drop in FVC levels from baseline, defined as <−1% change from baseline FVC, while 34% showed positive change in FVC levels from baseline, defined as >1% change from baseline FVC and 26% showed stable FVC levels from baseline, defined as −1% to 1% change from baseline FVC. Due to the blinded nature of the TTI-101 Phase 2 clinical trial, we did not know if participants receiving TTI-101 experienced any change in FVC levels from baseline, or if the changes, if any, differed from participants receiving placebo. In addition, we will not know whether treatment with TTI-101 will result in a change in FVC levels in a clinically meaningful manner until all clinical trials we may decide to complete have been conducted. The final unblinded analysis for TTI-101 dose levels versus the matching placebo was conducted using a mixed effect repeated measure model with mean change from baseline as the response variable. Due to the preliminary and blinded nature of the data, this interim data set was not subject to the standard quality control measures typically associated with final clinical trial results. For example, the data that is available at the conclusion of a clinical trial would be unblinded following a data cleansing review, source verification of data using documents from the local clinical trial sites and other quality control measures to ensure the highest level of accuracy and fidelity possible. In contrast, the blinded data used for its preliminary reviews did not undergo this process and was therefore highly preliminary and not yet validated.
Hepatocellular Carcinoma
Background on HCC
HCC is the third-leading cause of cancer-related mortality globally and in the United States. Furthermore, HCC incidence and mortality rates have been increasing for decades. According to the World Health Organization, mortality in the United States was approximately 31,000 in 2022. There remains a high unmet need in HCC given a two-year survival rate less than 50% and a five-year survival rate of only 10% in the U.S. The majority of patients diagnosed with HCC present with advanced disease and have an estimated survival time of six to 20 months following diagnosis.
More than 90% of HCC cases arise in the setting of hepatic injury and inflammation, which involve production of several cytokines, notably hepatocyte growth factor and IL-6, which activate STAT3 to drive further injury, inflammation, fibrosis and proliferation. In addition, pY-STAT3 is a major contributor to immune resistance in HCC through its actions that promote the development and function of several immunosuppressive cells found within the tumor microenvironment, including myeloid-derived suppressor cells (“MDSC”). MDSCs have been demonstrated to impair the anticancer activity of immune-checkpoint inhibitor (“ICI”), therapies, and therefore, Tvardi believes that a drug inhibiting STAT3 has the potential to improve responsiveness to ICI therapy.
Market Opportunity in HCC and Limitations of Existing Treatments
We believe that HCC represents a large commercial opportunity. In 2024, an estimated 42,000 new cases of liver cancer will be diagnosed in the United States. In 2022, the incidence was 850,000 cases worldwide, approximately a third of whom are treated with systemic therapies. The first-line standard of care treatment for HCC are ICI combination therapies and second-line treatments primarily consist of anti-angiogenic therapies. Currently there are no approved third-line treatments. None of the existing approved therapies for HCC target STAT3.
Despite the recent approval and use of ICIs, current standard of care therapies remain suboptimal for the treatment of HCC. In Roche’s IMBrave150 clinical trial, the combination of atezolizumab, an anti-PD-L1 antibody, and bevacizumab, an anti-vascular endothelial growth factor (“anti-VEGF”), antibody, the current first-line standard of care, resulted in an overall response rate (“ORR”), of 27% with a median duration of 18.1 months. Second-line therapies consist of anti-angiogenic therapies, such as tyrosine kinase inhibitors and anti-VEGF therapies, for patients who progress on first-line combination ICI therapy, with modest expected clinical benefit.
Approved treatments for advanced HCC can prolong survival in some patients, but most patients do not respond to treatment. Furthermore, as a result of the significant toxicities associated with atezolizumab + bevacizumab standard of care therapy, over 40% of patients experienced treatment interruptions in registrational studies. Similarly, second-line therapies have high rates of discontinuations due to associated severe adverse events. The limited efficacy across a broad patient population, coupled with the advanced stage of disease upon diagnosis, emphasizes the ongoing high medical need for more effective therapies in HCC.
Our Solution: TTI-101 for HCC
TTI-101 is designed to deliver therapeutic benefit as monotherapy and in combination with existing approved agents for the treatment of HCC. STAT3 has been shown to be activated in 89% to 100% of patients with HCC samples and correlate closely with tumor vascularity and aggressiveness, and its expression is significantly associated with poor overall survival. The pathogenesis of HCC is mediated by pY-STAT3 through intrinsically increasing tumor cells proliferation and extrinsically playing a major role in immune suppression. We believe TTI-101 is a novel therapeutic candidate that could offer a much-needed treatment option in HCC.
Preclinical Studies in HCC
Preclinical studies in genetically engineered mouse models replicating NASH-induced HCC demonstrated TTI-101’s potential to reverse inflammation and fibrosis and inhibit tumor growth. In addition, as further described below, HCC models demonstrated the synergistic effect of double and triple combination therapy with inhibition of multiple pathways in HCC, ultimately leading to reduced tumor size, supporting further exploration of TTI-101 in combination with ICIs and anti-VEGF therapies.
TTI-101 Reversed Multiple Pathogenic Steps of Liver Cancer in NASH-induced Mouse Model
Dr. Tweardy and his collaborators at the University of Texas MD Anderson Cancer Center, conducted a preclinical study where TTI-101 was tested in a NASH-induced HCC mouse model. The model replicated the human pathogenesis over an 11-month period, where the livers in mice over that time period developed inflammation and fibrosis and formed tumors. Thereafter, mice were administered TTI-101 or placebo once a day for four weeks. TTI-101 statistically significantly impacted critical STAT3-mediated steps of pathogenesis; specifically, TTI-101 demonstrated statistically significant changes in (1) microsteatosis score (abnormal liver fat accumulation) that was 89% lower in animals treated with TTI-101 versus placebo treated animals (p<0.001), (2) fibrosis, measured by histologic staining, that was 65% lower in animals treated with TTI-101 versus placebo treated animals (p<0.001) and (3) tumor growth, measured by comparing the average tumor volume determined by MRI, that was 57% lower in animals treated with TTI-101 versus placebo treated animals (p=0.04).
TTI-101 in NASH-induced HCC Mouse Model
TTI-101 Showed Activity that was Enhanced in Combination with Standard of Care HCC Therapies in Humanized Mouse Models
An independent academic lab in Singapore conducted a preclinical study to evaluate the activity of TTI-101 where mice with humanized immune systems were implanted with human-derived HCC cells, an HCC-PDX model. HCC-PDX mice were randomized into different groups, including TTI-101 monotherapy and in combination therapy with a PD-1 inhibitor and/or anti-VEGF.
TTI-101 showed enhanced activity in combination with bevacizumab and/or an anti-PD-1, an ICI, therapy for HCC. In the HCC-PDX model, TTI-101 showed clinically meaningful benefit as monotherapy compared to placebo as measured by tumor weight (p<0.01), which was further enhanced when combined with either anti-PD-1 or bevacizumab. After four weeks of treatment, the triple combination of TTI-101 with anti-PD-1 and bevacizumab (n=6) demonstrated markedly larger reduction in tumor weight compared to treatment with saline (n=6), TTI-101 with bevacizumab (n=6), anti-PD-1 with bevacizumab (n=6) or TTI-101 with anti-PD-1 (n=6) (p<0.01). In addition, the results showed the anti-tumor effect of triple combination therapy was inhibited in the absence of human CD8+ or CD14+ immune cells confirming that these two immune cell types were critical in the triple combination. Taken together, the results showed that triple combination therapy using TTI-101, anti-PD-1 and bevacizumab significantly increased the anti-tumor response in vivo compared with monotherapy or dual therapy.

TTI-101 Response in Humanized Mouse Model Engrafted with HCC-PDX Tumor
Clinical development of TTI-101 for HCC
Phase 1 Clinical Trial Demonstrated Clinical Benefit with TTI-101 Monotherapy in Advanced Solid Tumors
We completed a Phase 1, multicenter, open-label, dose-escalation/dose-expansion clinical trial in the United States in patients with advanced solid tumors (n=64), enriched for patients with HCC (n=17) to determine the maximum tolerated dose (“MTD”), safety, PK, PD and clinical outcomes of TTI-101. TTI-101 was observed to be generally well tolerated. Over the conduct of the trial, multiple formulations were investigated per protocol, which decreased pill burden. The last formulation was observed to be better tolerated than the previous two and was therefore selected for further development. The results summarized below represent pooled data from all evaluated formulations. No dose limiting toxicities or fatal treatment-related adverse events (“fatal TRAEs”), were observed. The most common TRAE was diarrhea, mostly grade 1 or 2.
TTI-101 showed linear PK from dose level 1 — 3 plateauing at dose level 3 which was selected as the RP2D. The exposures of patients treated with TTI-101 at its trough exceeded the expected concentration required for 90% inhibition of STAT3-dependent growth, or the IC90. PD values were available from ten patients who agreed to pre- and on-treatment paired tumor biopsies. Eight of these patients had elevated pre-treatment pY-STAT3. Each of these patients demonstrated a decrease in their pY-STAT3 levels at the follow-up biopsy (approximately six weeks after initiating treatment), with a median decrease of 55% in pY-STAT3 levels. Among the three patients who demonstrated a clinical benefit, the median decrease was 79% in pY-STAT3 levels.
The biologic effect of TTI-101 monotherapy in patients with advanced diseases, who had previously been treated with a median of over three prior systemic therapies and evaluable for tumor response is outlined in the table below. Overall, 41 patients were evaluable for response, and we observed a disease control rate of 54%, as measured by RECIST v1.1, among all tumor types, including confirmed partial responses in HCC, ovarian and gastric tumor types. Among the 17 patients with HCC, we observed a disease control rate of 53%, as measured by RECIST v1.1.
	Patients with HCC (N=17) n (%)	All Patients with Advanced Solid Tumors (N=41) n (%)
Confirmed partial response(1)	3 (18)	5 (12)*
Stable disease(2)	6 (35)	17 (41)
Progressive disease(3)	8 (47)	19 (46)
Disease Control Rate(4)	53%	54%
Median Number of Therapies	2	3.5

Evaluable patients included patients with a follow-up on-study tumor assessment at least 42 days following cycle 1, day 1. *Two non-HCC patients demonstrated a confirmed partial response: one had ovarian cancer, the second had gastric cancer.
(1)
Confirmed partial response (“cPR”), means at least a 30% decrease in the sum of diameters of target lesions, taking as reference the baseline sum diameters.

(2)
Stable disease means neither sufficient shrinkage to qualify for PR nor sufficient increase to qualify for progressive disease, taking as reference the smallest sum diameters while on study.

(3)
Progressive disease means at least a 20% increase in the sum of diameters of target lesions, taking as reference the smallest sum on study (this includes the baseline sum if that is the smallest on study). In addition to the relative increase of 20%, the sum must also demonstrate an absolute increase of at least 5 mm. Note that the appearance of one or more new lesions is also considered progression.

(4)
The disease control rate was calculated as the proportion of participants with a complete response, cPR, or SD, as the best overall response, per RECIST v1.1.

All patients with HCC who demonstrated partial responses were refractory to prior immunotherapy and anti-angiogenic agents. In addition to observing biologic effect of TTI-101 monotherapy in advanced HCC tumors, we observed clinical proof of concept, in a single patient, supporting the potential of TTI-101 monotherapy to overcome ICI resistance. The patient previously failed treatment with lenvatinib, and subsequently nivolumab, before initiating treatment with TTI-101. Their best response was a 66% reduction in the sum of overall RECIST targets. They sustained the partial response for 14 months, after which time they demonstrated disease progression and discontinued treatment with TTI-101. They were subsequently treated with atezolizumab + bevacizumab within 30 days of discontinuation of TTI-101, and after two months of treatment demonstrated a new response, with decreases in target and nontarget lesions, suggesting a potential role for TTI-101 in resensitizing the tumor to ICI therapy. We believe resensitizing patients to ICI therapy has the potential to further improve survival and quality of life for patients with HCC.
Tumor Trajectories for Participant on TTI-101 Treatment Demonstrated Potential Resensitization to ICI Therapy
Based on our data from the Phase 1 clinical trial in advanced solid tumors, we initiated a Phase 1b/2 clinical trial designed to evaluate TTI-101 across multiple lines of therapy as monotherapy and combination therapy.

Our ongoing REVERT LIVER CANCER Phase 1b/2 Clinical Trial of TTI-101 as a Monotherapy and in Combination in Patients with HCC
The completed Phase 1 clinical trial was a first in human clinical trial with the primary objectives of evaluating safety and efficacy of TTI-101 as monotherapy in a variety of advanced, or metastatic cancers (including HCC). We have initiated a multicenter, open-label Phase 1b/2 clinical trial to further investigate the safety and efficacy of TTI-101 in patients with locally advanced or metastatic, and unresectable HCC, both as a monotherapy and in combination with standard of care therapy. Eligible patients are treated in one of three preselected treatment arms:
•
Cohort A:   TTI-101 as a single agent in participants who have recently demonstrated objective progression on up to three prior lines of systemic drug therapy.

•
Cohort B:   TTI-101 in combination with pembrolizumab in participants who have recently demonstrated objective progression following at least three months of first-line anti-PD-1 or anti-PD-L1 monotherapy or combination therapy.

•
Cohort C:   TTI-101 in combination with atezolizumab and bevacizumab in participants who are treatment-naïve.

REVERTLIVER CANCER Phase 1b/2 Clinical Trial Design
Overall, a total of up to 154 participants in all cohorts and phases of the clinical trial will be enrolled across 21 sites. For Phase 1b, a 3+3 dose-escalation design will be used. The primary objectives for the Phase 1b portion are to evaluate the safety and tolerability of TTI-101 as a single agent (Cohort A) and in combination with pembrolizumab (Cohort B) and in combination with atezolizumab + bevacizumab (Cohort C) and to determine the MTD and/or RP2D of TTI-101 as a single agent or in combination with pembrolizumab or atezolizumab + bevacizumab. The secondary objectives are to assess the preliminary efficacy of TTI-101 (ORR using RECIST) as a single agent or in combination with pembrolizumab therapy (Cohort B) and in combination with atezolizumab + bevacizumab therapy (Cohort C) in participants with locally advanced or metastatic, and unresectable HCC, to assess additional efficacy endpoints, to characterize the plasma PK of TTI-101 following oral administration and to determine the pharmacodynamics of TTI-101 following oral administration.
For Phase 2, a single-stage design will be used. The co-primary objectives for the Phase 2 portion are to evaluate the safety and tolerability of TTI-101 at the RP2D as a single agent (Cohort A) and in combination with pembrolizumab (Cohort B) and in combination with atezolizumab + bevacizumab (Cohort C) and to assess the preliminary efficacy of TTI-101 at the RP2D as a single agent (Cohort A) and in combination with pembrolizumab (Cohort B) and in combination with atezolizumab + bevacizumab (Cohort C). The secondary objectives are to assess additional efficacy endpoints, to characterize the plasma PK of TTI-101 following oral administration and to determine the PD of TTI-101 following oral administration.
The data from each of the cohorts will be used to inform future clinical development of TTI-101 in patients with locally advanced or metastatic, and unresectable HCC.
As of August 2024, we have completed enrollment in the Phase 1b portion of the clinical trial for Cohorts A and B, determined the RP2D and are currently enrolling patients in the Phase 2 portion of the clinical trial. We continue to enroll in Cohort C of the Phase 1b portion of the clinical trial. In preliminary safety data, we observed similar incidence, grade and TEAEs in Cohort A treated with TTI-101 monotherapy as observed in the Phase 1 clinical trial, with diarrhea being the most commonly reported TEAE, mostly grade 1 or 2. Early safety data from the combination arms (TTI-101 + pembrolizumab (Cohort B) or TTI-101 + atezolizumab + bevacizumab (Cohort C)) of the Phase 1b portion of the clinical trial in HCC revealed a higher than expected incidence of pulmonary-related TEAEs, which are known side effects when treated with SoC. Based upon this information, and after consultations with thought leaders and investigators, the protocol was modified to explore lower dosages and intermittent schedules of TTI-101 in combination with pembrolizumab (Cohort B) or atezolizumab + bevacizumab (Cohort C).
Preliminary efficacy is available for all three cohorts. In Cohort A, of 21 efficacy evaluable patients, 14 patients achieved a best response of SD. This disease control rate of 67% is comparable to the disease control rate (53%) observed in the HCC cohort of the Phase 1 trial of TTI-101 monotherapy. In Cohort B, four of eight patients achieved SD. Lastly, in Cohort C, out of 12 enrolled patients, four achieved a cPR with an overall disease control rate of 93%.
Based on our Phase 1 data and this clinical trial design, TTI-101 received Fast Track designation from the FDA. Fast Track designation may not lead to a faster development or regulatory review or approval process and does not increase the likelihood that TTI-101 will receive marketing approval.
Our TTI-109 Product Candidate
Our second product candidate, TTI-109, is an oral, small-molecule, prodrug of, and mechanistically identical to, TTI-101. TTI-109 itself does not inhibit STAT3, but rapidly converts to TTI-101 in the blood. TTI-109 is designed to enhance our ability to target STAT3 as a more efficient delivery vehicle for TTI-101 with the potential to improve tolerability.
Prodrugs generated by attaching a phosphate moiety are relatively common and several have been approved by the FDA. The addition of a phosphate group improves the druggability of the active compounds, and the mechanism of action of the prodrugs remains identical to that of their parent drugs. Similarly, for TTI-109, the prodrug approach allows us to improve the drug product formulation with improved drug solubility.
In our completed in vitro preclinical studies conducted in France, China and the United States, we have observed no unexpected results compared to TTI-101. In the completed 28-day IND-enabling toxicology studies conducted in China, in rats and monkeys, TTI-109 has been observed to result in equivalent drug exposure as compared to TTI-101, with no toxicity observed.
In discussions with the FDA in a pre-IND filing, which included the preclinical data with TTI-109 and available clinical safety data with the active moiety, TTI-101, the package was sufficient to support proceeding with a clinical trial of TTI-109 in oncology. We submitted an IND application for TTI-109 in June 2025.
Other Potential Development Plans for our STAT3 Platform
We believe our STAT3 inhibitors have broad applicability across multiple fibrosis-driven diseases including SSc. SSc is a chronic autoimmune disease characterized by widespread progressive fibrosis of the skin and internal organs including the lung, heart and kidneys. The prevalence of SSc in the United States is approximately 100,000 and globally is 2.5 million. SSc is associated with life-threatening complications and a poor prognosis, with no FDA-approved disease modifying treatment. Similar to other fibrosis-driven diseases, pY-STAT3 plays a critical role in the intrinsic and extrinsic pro-fibrotic cascades. STAT3 inhibition in SSc has strong therapeutic rationale due to its central role in fibrosis, immune dysregulation and vascular dysfunction. In multiple SSc mouse models, our founder demonstrated that our STAT3 inhibitor, TTI-101, downregulated validated biomarkers of fibrosis, inhibited levels of pY-STAT3 in skin tissue and reduced skin fibrosis. Inhibiting STAT3 could potentially reduce fibrosis, control immune-mediated damage and improve vascular health, offering a promising approach for treating this complex and multifaceted disease. We are dedicated to improving the quality of life for patients with fibrosis-driven diseases by advancing our oral small molecule STAT3 inhibitors to address unmet medical needs, extend life expectancy and enhance overall patient well-being.
License Agreements
First License Agreement with Baylor College of Medicine
In July 2012, Stem Med entered into the BCM First Agreement. StemMed assigned the BCM First Agreement to us in connection with the transfer of all or substantially all of the assets and businesses to which the BCM First Agreement relates in January 2018. Under the BCM First Agreement, we obtained an exclusive, worldwide, sublicensable license under BCM’s rights to certain patents in oncology and certain non-oncology indications (the “BCM Patent Rights”), together with certain cell lines, biological materials, compounds, know-how and technologies (collectively, the “BCM Technology”). Under the license, we are permitted to make, have made, use, market, sell, offer to sell, lease and import products, processes or services that incorporate, utilize or are made with the use of the BCM Patent Rights or BCM Technology, referred to as BCM1 Licensed Products, in all fields of use.
Our license is subject to specified retained rights, consisting of: BCM’s rights to grant a non-exclusive license under the BCM Patent Rights and BCM Technology to other academic or research institutions for non-commercial research purposes, and, if required by law, to grant a non-exclusive license to the United States government or to a foreign state pursuant to a treaty with the United States; BCM’s rights to make or use the BCM Patent Rights and BCM Technology for non-commercial research, patient care and educational purposes; the rights of academic institutions, research institutions and certain BCM employees, if at academic or research institutions, to make or use the BCM Patent Rights and BCM Technology for non-commercial research purposes; and additional rights reserved by the government of the United States.
We are obligated to use reasonable efforts to introduce BCM1 Licensed Products to the commercial market as soon as practicable. We are obligated to achieve specified development milestones by specified timelines or to make payments to BCM if we do not achieve certain diligence milestones, and to produce, market and support the BCM1 Licensed Products with at least the same diligence we employ for comparable products and services. In consideration for the license rights, we paid BCM a license fee of $75,000. We paid an annual maintenance fee of $30,000 each year on the anniversary of the agreement until a specified anniversary before it increased to $50,000 each year on the anniversary of the agreement and are required to pay such annual maintenance fee until the introduction of a BCM1 Licensed Product. We are obligated to pay BCM royalties in the amount of a low-single-digit percent of net sales of BCM1 Licensed Products during the term, which expire, on a country-by-country basis, on the later of the date of expiration of the last-to-expire of the BCM Patent Rights, or, if no BCM Patent Rights issued in such country, the tenth anniversary of the date of first commercial sale of the BCM1 Licensed Product in such country. We currently expect the BCM Patent Rights to expire April 18, 2039. Upon the initiation of the Phase 2 clinical trials for two BCM1 Licensed Products, we paid BCM development milestone payments of $250,000 in the aggregate. Upon the achievement of additional specified development and regulatory milestones, we are obligated to pay BCM one-time milestone payments of up to $2,200,000 in the aggregate for the first BCM1 Licensed Product in an oncology indication and the first BCM1 Licensed Product in a non-oncology indication to achieve such milestones. Furthermore, in connection with the initiation of the Phase 3 clinical trial, we would expect to incur approximately $400,000 of oncology-related costs and approximately $300,000 of non-oncology-related costs. We are additionally obligated to pay BCM a tiered low-double-digit percentage of sublicensing revenue obtained in connection with any sublicense granted by us under the BCM Patent Rights or BCM Technology.
We may terminate the BCM First Agreement at our convenience following a specified notice period upon advance written notice to BCM. The BCM First Agreement may also be terminated by BCM for our default or failure to perform any of terms of the BCM First Agreement, following a specified notice and cure period. Additionally, BCM may terminate the BCM First Agreement if we undergoes specified bankruptcy or insolvency events, following the expiration of a specified period. Upon expiration of the term of the BCM First Agreement in a given country, the license grant from BCM to us will be fully paid and perpetual in such country.
In April 2015, we entered into a first amendment with BCM to update the schedule of BCM Patent Rights and description of BCM Technology covered by the license and paid an additional $5,000 as consideration. In August 2019, we entered into a second amendment with BCM which amended our diligence and insurance obligations and further updated the schedule of BCM Patent Rights.
Second License Agreement with Baylor College of Medicine
In June 2015, StemMed entered into a license agreement with BCM, and such agreement, as amended, the BCM Second Agreement. StemMed assigned the BCM Second Agreement to us in connection with the transfer of all or substantially all of the assets and business to which the BCM Second Agreement relates in February 2018. Under the BCM Second Agreement, we obtained an exclusive, worldwide, sublicensable license under certain patents and patent applications co-owned by BCM and the National Institutes of Health (“NIH”), related to methods and compositions for the use of STAT3 inhibitors in certain conditions like anaphylaxis (the “Licensed Patent Rights”). Under the license, we are permitted to make, to have made, use, market, sell, offer to sell, lease and import products, processes or services that incorporate, utilize or are made with the use of the Licensed Patent Rights (“BCM2 Licensed Products”) in all fields of use.
Our license is subject to specified retained rights, consisting of: BCM’s rights to grant a non-exclusive license under the Licensed Patent Rights to other academic or research institutions for non-commercial research purposes, and, if required by law, to grant a non-exclusive license to the United States government or to a foreign state pursuant to a treaty with the United States; BCM’s rights to grant a research license to a third party as required by the NIH; BCM’s rights to make or use the Licensed Patent Rights for non-commercial research, patient care and educational purposes; the rights of academic institutions, research institutions and the inventors of the Licensed Patent Rights at BCM and NIH, to make or use the Licensed Patent Rights for non-commercial research purposes; and additional rights reserved by the government of the United States.
We are obligated to use reasonable efforts to introduce BCM2 Licensed Products to the commercial market as soon as practicable. We are obligated to achieve specified development milestones by specified timelines or to make payments to BCM if we do not achieve certain diligence milestones, and to produce, market and support the BCM2 Licensed Products with at least the same diligence we employ for comparable products and services.
In consideration for the license rights, we paid BCM a license execution fee of $5,000. We initially paid an annual maintenance fee of $30,000 each year on the anniversary of the agreement until a specified anniversary before it increased to $50,000 each year on the anniversary of the agreement. We are obligated to pay BCM royalties in the amount of a low-single-digit percent of net sales of BCM2 Licensed Products during the term, which expires, on a country-by-country basis, on the later of the date of expiration of the last to expire of the Licensed Patent Rights, or, if no Licensed Patent Rights issued in such country, the tenth anniversary of the date of first commercial sale of the BCM2 Licensed Product in such country. We currently expect the License Patent Rights to expire July 18, 2034. Upon the achievement of specified development and regulatory milestones, we are obligated to pay BCM one-time milestone payments of up to $1,225,000 in the aggregate for the first BCM2 Licensed Product to achieve such milestone. Furthermore, in connection with the initiation of the Phase 3 clinical trial, we would expect to incur approximately $300,000 in costs. Additionally, we are obligated to pay BCM a tiered low-double-digit percentage of sublicensing revenue obtained in connection with any sublicense granted by us under the Licensed Patent Rights.
We may terminate the BCM Second Agreement at our convenience following a specified notice period upon advance written notice to BCM. The BCM Second Agreement may also be terminated by BCM for our default or failure to perform any of terms of the BCM Second Agreement, following a specified notice and cure period. Additionally, BCM may terminate the BCM Second Agreement if we undergo specified bankruptcy or insolvency events, following the expiration of a specified period. The NIH may terminate its license to BCM under specified limited circumstances, including our failure to fulfill certain obligations. Upon expiration of the term of the BCM Second Agreement in a given country, the license grant from BCM to us will be fully paid and perpetual in such country.
The BCM Second Agreement was amended in June 2019 to amend our diligence and insurance obligations. We entered into a second amendment April 2023 to further amend our diligence obligations and to terminate the obligation to pay annual maintenance fees until the first anniversary of the achievement of certain patent milestones and annually thereafter.
Intellectual Property
Our success depends in large part upon our ability to obtain and maintain our technology and intellectual property. To protect our intellectual property rights, we primarily rely on patents, trade secret laws, confidentiality procedures and employee disclosure and invention assignment agreements. Our intellectual property is critical to our business, and we strive to protect it through a variety of approaches, including by obtaining and maintaining patent protection in various countries for our product candidates and other inventions that are important to our business.
Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. The time required for development, testing and regulatory review of our product candidates limits the commercially useful lifespan of our patents.
The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the scope of patentable claims in the field of pharmaceuticals has emerged, for example, in the United States and in Europe. Changes in the patent laws and rules, either by legislation, judicial decisions or regulatory interpretation may diminish our ability to protect our inventions and enforce our intellectual property rights. These changes could affect the scope and value of our intellectual property.
Filing, prosecuting, enforcing and defending patents protecting our product candidates in all countries throughout the world would be prohibitively expensive. We cannot seek patent protection for our product candidates throughout the world. Furthermore, the intellectual property rights we obtain in some countries outside the United States can be less extensive than those obtained in the United States. The requirements for patentability may differ in certain countries, particularly in developing countries; thus, even in countries where we pursue patent protection, there can be no assurance that any patents will issue with claims that cover our product candidates.
Our ability to stop third parties from infringing any of our patented inventions, either directly or indirectly, will depend in part on our success in obtaining, defending and enforcing patent claims that cover our product candidates. We cannot be sure that any patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future. We cannot be sure that any of our existing patents or any patents that may be granted to us in the future will be found by a court to be enforceable. Protecting our competitive position around our product candidates may involve lawsuits to enforce our patents or other intellectual property, which is expensive and time-consuming, and may ultimately be unsuccessful. Furthermore, our issued patents and those that may issue in the future may be challenged, narrowed, circumvented or invalidated, which could limit our ability to stop competitors from marketing related product candidates or limit the length of the term of patent protection that we may have for our product candidates and future product candidates. We cannot be sure that any of our existing patents or any patents that may be granted to us in the future will be useful in protecting our commercialized product candidates. The rights granted under any issued patents may not provide us with complete protection or competitive advantages against competitors with similar but not identical technology or technologies that achieve similar outcomes but with different approaches. For these reasons, we may have competition for our product candidates.
Our issued patents and those that may issue in the future do not guarantee us the right to practice our product candidates. Third parties may have issued patents or be granted patents in the future that could block our ability to commercialize our product candidates.

We rely on trade secrets to protect certain aspects of our product candidates. If we are unable to protect the confidentiality of our trade secrets, our competitive position could be harmed. Furthermore, reliance on trade secrets does not prevent third parties from independently inventing those aspects of our product candidates. While we take commercially reasonable steps to ensure that our employees do not use the trade secrets of third parties, third parties may file claims asserting that we or our employees have misappropriated their trade secret.
For this and other risks related to our inventions, please see the section titled “Risk Factors — Risks Related to the Company’s Intellectual Property.”
Patent Portfolio
As of June 30, 2025, we have in-licensed four issued U.S. patents, one pending U.S. non-provisional patent application and 56 issued foreign patents, including patents issued in Australia, Canada, France, Italy, Germany, Spain and the United Kingdom, all in-licensed from BCM and all related to TTI-101. We co-own two issued U.S. patents, two pending U.S. non-provisional patent applications, 23 issued foreign patents, including patents issued in Australia, China, Japan, France, Italy, Germany, Spain and the United Kingdom, and 9 pending foreign patent applications, including patent applications pending in Canada, China, Europe and Japan, all co-owned with BCM. We own four issued U.S. patents, five pending U.S. non-provisional patent applications, one pending U.S. provisional patent application, two issued foreign patents including patents in China and Russia, 69 foreign patent applications, including patent applications pending in Australia, Canada, China, Europe and Japan, and three pending PCT applications.
The patent portfolios of our product candidates as of June 30, 2025, are summarized below.
TTI-101 is protected by twelve patent families.
Four patent families are in-licensed from BCM.
The first patent family in-licensed from BCM relates to methods of using TTI-101 to treat certain specific cancers and pulmonary fibrosis. The first patent family includes one issued U.S. patent expiring on November 13, 2030, and 11 issued foreign patents in Australia, Canada, Denmark, France, Germany, Italy, Netherlands, Norway, Spain, Switzerland and the United Kingdom, all expiring on June 3, 2029.
The second patent family in-licensed from BCM relates to methods of using TTI-101 to treat cachexia, muscle wasting and muscle weakness. This family includes two issued U.S. patents and 15 issued foreign patents in Australia, Canada, France, Germany, Italy, Spain, the United Kingdom and Hong Kong, all expiring on July 18, 2034.
The third patent family in-licensed from BCM relates to methods of using TTI-101 to treat fibrosis, excluding pulmonary fibrosis and myelofibrosis. This family includes one issued U.S. patent and 22 issued foreign patents in Australia, Canada, Austria, Belgium, Czech Republic, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Netherlands, Norway, Poland, Portugal, Spain, Sweden, Switzerland, Turkey, the United Kingdom and Hong Kong, all expiring on July 18, 2034.
The fourth patent family in-licensed from BCM relates to methods of using TTI-101 to reduce the risk or severity of or prevent allergic reaction. This family includes one pending U.S. patent application and 8 issued foreign patents in Australia, Canada, France, Germany, Italy, Spain, United Kingdom and Hong Kong, all expiring on July 18, 2034.
We co-own one patent family with BCM. This family is directed to methods of using TTI-101 to treat insulin resistance. This patent family includes one pending U.S. patent application and five pending foreign patent application in Canada, China, Europe, Hong Kong and Japan. If issued, the patent applications in this patent family are expected to expire on December 3, 2040.
In addition to the above, TTI-101 is protected by seven patent families owned by us.
The first patent family we own relates to self-emulsifying drug dispersion formulation of TTI-101 and includes three issued U.S. patents and two issued foreign patents in China and Russia, all expiring on January 22, 2041, and two pending foreign patent applications in Europe and Hong Kong.

The second patent family we own relates to spray-dried dispersion tablets of TTI-101 and includes one pending U.S. patent application and 17 pending patent applications in Argentina, Pakistan, Taiwan, Australia, Brazil, Canada, China, Eurasia, Europe, Hong Kong, India, Israel, Japan, Korea, Mexico, New Zealand and Singapore. If issued, patents in this family are expected to expire on March 1, 2043.
The third patent family we own relates to highly pure compositions of TTI-101 and includes one pending U.S. patent application and 17 pending foreign patent applications in Argentina, Pakistan, Taiwan, Australia, Brazil, Canada, China, Eurasia, Europe, Hong Kong, India, Israel, Japan, Korea, Mexico, New Zealand and Singapore. If issued, patents in this family are expected to expire on July 18, 2043.
The fourth patent family we own relates to methods of treating cancer using a combination of TTI-101 and an immune checkpoint inhibitor such as anti-PD-1 antibody and anti-PD-L1 antibody and includes one pending U.S. patent application and 11 pending foreign patent applications in Australia, Canada, China, Eurasia, Europe, Hong Kong, Japan, Korea, Mexico, New Zealand and Singapore. If issued, patents in this family are expected to expire on March 3, 2043.
The fifth patent family we own relates to methods of treating non-viral liver cancer with TTI-101 and includes one pending U.S. application and two pending foreign patent applications in Canada and Europe. If issued, patents in this family are expected to expire on December 11, 2043.
The sixth patent family we own relates to methods of treating cancer with certain doses of TTI-101 and includes one pending PCT application. If issued, patents in this family are expected to expire on September 5, 2044.
The seventh patent we own relates to methods of treating cancer with TTI-101 in certain patient populations and includes one pending PCT application. If issued, patents in this family are expected to expire on February 28, 2045.
TTI-109 is protected by four patent families owned by us.
The first patent family claims the TTI-109 compound and includes one issued U.S. patent expiring on June 9, 2043, one pending U.S. patent application, 20 pending foreign patent applications in Argentina, Pakistan, Taiwan, Australia, Brazil, Canada, China, Eurasia, Europe, Hong Kong, India, Indonesia, Israel, Japan, Korea, Mexico, Malaysia, New Zealand, Philippines, and Singapore. If issued, patents in this family are expected to expire on June 9, 2043.
The second patent family relates to methods of treating cancer with TTI-109 in certain patient populations and includes one pending PCT application. If issued, patents in this family are expected to expire on February 28, 2045.
The third patent family relates to solid forms of TTI-109 and includes one pending PCT application. If issued, patents in this family are expected to expire on December 19, 2044.
The fourth patent family relates to formulations of TTI-109 and includes one pending U.S. provisional application. If issued, patents in this family are expected to expire on May 29, 2046.
We cannot predict whether the patent applications we pursue or may license in the future will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide any protection from competitors. Even if its pending patent applications are granted as issued patents, those patents, as well as any patents we may license in the future from third parties now or in the future, may be challenged, circumvented or invalidated by third parties. Consequently, we may not obtain or maintain adequate patent protection for any of our programs and product candidates.
The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing of a non-provisional patent application. In the United States, the patent term of a patent may be extended by patent term adjustment, which compensates the patent owner for patent office delays. Additionally, in the United States, patents that cover an FDA-approved drug or biologic may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug or biologic is under regulatory review. Patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to an approved drug or biologic may be extended and only those claims covering the approved drug or biologic, a method for using it, or a method for manufacturing it may be extended. Similar provisions are available in European Member States and other foreign jurisdictions to extend the term of a patent that covers an approved drug or biologic. In the future, if our product candidates receive FDA approval, we expect to apply for patent term extensions where applicable on patents covering those products. We plan to seek patent term extensions to any of our issued patents in any jurisdiction where these are available, however there is no guarantee that the applicable authorities, including the U.S. Patent and Trademark Office in the United States, will agree with our assessment of whether these extensions should be granted, and if granted, the length of these extensions.
Our intellectual property is critical to our business, and we strives to protect it through a variety of approaches, including by obtaining and maintaining patent protection in various countries for our product candidates and other inventions that are important to our business.
Trademarks
As of June 30, 2025, we own the trademark registrations for the company. Trademarks include “TVARDI,” which is registered in Australia, China, European Union, Japan, Korea, the United Kingdom and the United States, and pending in Canada.
Trade Secrets and Proprietary Information
In addition to our reliance on patent protection for our inventions, we also rely on trade secrets, know-how, confidentiality agreements and continuing technological innovation to develop and maintain our competitive position. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees, advisors and consultants, these agreements may be breached, and we may not have adequate remedies for any breach. In addition, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. As a result, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual or entity during the course of the party’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived of by the individual during the course of employment, and which relate to or are reasonably capable or being used in our current or planned business or research and development are our exclusive property. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our technology by third parties. However, such agreements and policies may be breached, and we may not have adequate remedies for such breaches. For more information regarding the risks related to our intellectual property, see the section titled “Risk Factors — Risks Related to the Company’s Intellectual Property.”
Sales and Marketing
We currently have no sales, marketing or commercialization capabilities and have no experience as a company performing such activities. However, we intend to build the necessary capabilities and infrastructure over time following the advancement of our product candidates through clinical development. Clinical data, the size of the opportunity and the size of the commercial infrastructure required will influence our commercialization plans and decision making.
Commercialization
None of our product candidates have been approved for sale. If and when our product candidates receive marketing approval, we intend to commercialize them on our own, or jointly with a partner, in the

United States and potentially in other geographies. We will continually evaluate the economics of commercializing our product candidates versus other strategic commercialization arrangements.
Manufacturing
We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We have engaged, and expect to continue to rely on, well-established third-party Contract Development and Manufacturing Organizations (“CDMOs”), to supply our product candidates for use in our preclinical studies and clinical trials. Should any of these CDMOs become unavailable to us for any reason, we believe that there are a number of potential replacements, although we may incur some delay in identifying and qualifying such replacements.
Additionally, we intend to rely on third-party CDMOs for commercial manufacturing, if our product candidates receive marketing approval. As our lead product candidates advance through development, we expect to enter into longer-term commercial supply agreements to fulfill and secure our production needs. Additionally, to adequately meet our projected commercial manufacturing needs, our CDMOs will need to scale-up production, or we will need to secure additional suppliers. Processes for producing drug substances and drug product for commercial supply are currently being developed, with the goal of achieving reliable, reproducible and cost-effective production.
Government Regulation
The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical and diagnostic products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, packaging, recordkeeping, tracking, approval, import, export, distribution, advertising and promotion of drug products.
U.S. Government Regulation of Drug Products
In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (the “FDCA”), and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve a pending new drug application (“NDA”), withdrawal of an approval, imposition of a clinical hold, issuance of untitled or warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution, injunctions, debarment, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. FDA approval is required before a drug may be marketed in the United States and drug candidates are also subject to other federal, state and local statutes and regulations.
The process required by the FDA before drug candidates may be marketed in the United States generally involves the following:
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completion of extensive nonclinical laboratory and animal tests, which must be conducted in accordance with applicable regulations, including good laboratory practices and applicable requirements for the humane use of laboratory animals or other applicable regulations;

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submission to the FDA of an IND application, which must become effective before clinical trials may begin and must be updated annually;

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approval by an independent institutional review board (“IRB”) or ethics committee for each clinical site or centrally before each clinical trial may be initiated;

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performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug candidate for its intended use, performed in accordance with Good Clinical

Practices (“GCPs”) requirements to establish the safety and efficacy of the product candidate for each proposed indication;
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submission to the FDA of an NDA after completion of all pivotal clinical studies that include substantial evidence of safety and efficacy of the drug from analytical studies and from results of nonclinical testing and clinical trials and payment of user fees;

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determination by the FDA within 60 days of its receipt of an NDA to file the application for review;

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satisfactory completion of a pre-approval inspection of manufacturing facilities and selected clinical investigators for their compliance with current Good Manufacturing Practices (“cGMPs”) and GCPs;

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satisfactory completion of FDA audits of clinical trial sites to ensure compliance with GCPs and the integrity of the clinical data;

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satisfactory completion of an FDA advisory committee review, if applicable;

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FDA review and approval of an NDA to permit commercial marketing for particular indications for use in the United States; and

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compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy (“REMS”), and the potential requirement to conduct post-approval studies.

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The testing and approval process requires substantial time, effort and financial resources.

Preclinical Studies
Preclinical studies include laboratory evaluation of drug substance chemistry, pharmacology, toxicity and drug product formulation, as well as animal studies to assess potential safety and efficacy. Prior to commencing the first clinical trial with a drug candidate, a sponsor must submit the results of the preclinical tests and preclinical literature, together with manufacturing information, analytical data and any available clinical data or literature, among other required information, to the FDA as part of an IND. An IND is a request for authorization from the FDA to administer an investigational new drug or biological product to humans. Some preclinical studies may continue even after the IND is submitted. The central focus of an initial IND submission is on the general investigational plan and the protocol or protocols for clinical trials. The IND submission also includes results of animal and in vitro preclinical studies assessing the toxicology, PK, PD and pharmacology characteristics of the product, chemistry, manufacturing and controls (“CMC”), information, and any available human data or literature to support the use of the investigational product. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the conduct of the clinical trial and imposes a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA also may impose a partial clinical hold that would limit a clinical trial, for example, to certain doses or for a certain length of time or to a certain number of subjects. As a result, submission of an IND may not result in FDA authorization to commence a clinical trial.
Clinical Trials
Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development, as well as amendments to previously submitted clinical trials. Further, an independent IRB for each institution participating in the clinical trial must review and approve the plan for any clinical trial, its informed consent form and other communications to clinical trial subjects before the clinical trial commences at that site. An IRB is charged with protecting the welfare and rights of clinical trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB must continue to oversee the clinical trial while it is being conducted, including any changes to the clinical trial plans. While the IND is active, and before approval, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report, among other information, must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected AEs, findings from other clinical trials suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro preclinical testing suggesting a significant risk to humans and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.
Regulatory authorities, an IRB or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk, the clinical trial is not being conducted in accordance with the FDA’s or the IRB’s requirements, or if the drug has been associated with unexpected serious harm to subjects. Some clinical trials also include a DSMB, which receives special access to unblinded data during the clinical trial and may advise the sponsor to halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy.
In general, for purposes of NDA approval, human clinical trials are typically conducted in three sequential phases that may overlap.
Phase 1.   Clinical trials are initially conducted to test the drug candidate for safety, dosage tolerance, structure-activity relationships, mechanism of action, absorption, metabolism, distribution and excretion in healthy volunteers or subjects with the target disease or condition. Phase 1a trials are typically single ascending dose escalation of the investigational drug alone, while Phase 1b trials, or the Phase 1b portion of a combined phase trial (Phase 1b/2) may have multiple ascending doses to expand and identify optimal dosing, including in combination with other drugs. If possible, Phase 1 clinical trials may also be used to gain early evidence of product effectiveness.
Phase 2.   Controlled clinical trials are conducted with groups of subjects with a specified disease or condition to provide enough data to evaluate the preliminary efficacy, optimal dosages and dosing schedule and expanded evidence of safety. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expansive Phase 3 clinical trials.
Phase 3.   These clinical trials are generally undertaken in larger subject populations to provide statistically significant evidence of clinical efficacy and to further test for safety in an expanded subject population at multiple clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product labeling. These clinical trials may be done at clinical trial sites outside the United States as long as the global sites are also representative of the U.S. population and the conduct of the clinical trial at global sites comports with FDA regulations and guidance, such as compliance with GCPs.
The FDA may require, or companies may pursue, additional clinical trials after a product is approved. These so-called Phase 4 post-marketing studies may be made a condition to be satisfied after approval. The results of Phase 4 post-marketing studies can confirm the effectiveness of a drug candidate and can provide important safety information.
Clinical trials must be conducted under the supervision of qualified investigators in accordance with GCP requirements, which include the requirements that all research subjects provide their informed consent in writing for their participation in any clinical trial, and the review and approval of the clinical trial by an IRB. Investigators must also provide information to the clinical trial sponsors to allow the sponsors to make specified financial disclosures to the FDA. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, the clinical trial procedures, the parameters to be used in monitoring safety and the efficacy criteria to be evaluated and a statistical analysis plan. Information about some clinical trials, including a description of the clinical trial and clinical trial results, must be submitted within specific time frames to the National Institutes of Health for public dissemination on their clinicaltrials.gov website. Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and the IRB and more frequently if SAEs occur.

The manufacture of investigational drugs for the conduct of human clinical trials is subject to cGMP requirements. Investigational drugs and active pharmaceutical ingredients imported into the United States are also subject to regulation by the FDA relating to their labeling and distribution. Further, the export of investigational drug products outside of the United States is subject to regulatory requirements of the receiving country as well as U.S. export requirements under the FDCA.
Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug candidate as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.
NDA Submission and Review by the FDA
Assuming successful completion of the required clinical and preclinical testing, among other items, the results of product development, including chemistry, manufacture and controls, nonclinical studies and clinical trials are submitted to the FDA, along with proposed labeling, as part of an NDA. The submission of an NDA requires payment of a substantial user fee to the FDA. Fee waivers or reductions are available in some circumstances.
In addition, under the Pediatric Research Equity Act, an NDA or supplement to an NDA for a new active ingredient, indication, dosage form, dosage regimen or route of administration must contain data that are adequate to assess the safety and efficacy of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective.
The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults or full or partial waivers from the pediatric data requirements.
The FDA may refer drugs to an advisory committee. An advisory committee is typically a panel that includes clinicians and other experts who review, evaluate and make a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.
The FDA reviews applications to determine, among other things, whether a product is safe and effective for its intended use and whether the manufacturing controls are adequate to assure and preserve the product’s identity, strength, quality and purity. Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities, including contract manufacturers and subcontracts, are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical trial sites to assure compliance with GCPs.
Once the FDA receives an application, it has 60 days to review the NDA to determine if it is substantially complete to permit a substantive review, before it accepts the application for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act (“PDUFA”), the FDA has set the review goal of 10 months from the 60-day filing date to complete its initial review of a standard NDA for a new molecular entity (“NME”), and make a decision on the application. For priority review applications, the FDA has set the review goal of reviewing NME NDAs within six months of the 60-day filing date. Such deadlines are referred to as the PDUFA date. The PDUFA date is only a goal, and the FDA does not always meet its PDUFA dates. The review process and the PDUFA date may also be extended if the FDA requests or the NDA sponsor otherwise provides additional information or clarification regarding the submission during the review period that amends the original application.

Once the FDA’s review of the application is complete, the FDA will issue either a Complete Response Letter (“CRL”) or an approval letter. A CRL indicates that the review cycle of the application is complete, and the application is not ready for approval. A CRL generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA and may require additional clinical or preclinical testing, or other information or analyses in order for the FDA to reconsider the application in the future. Even with the submission of additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA may issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.
The FDA may delay or refuse approval of an NDA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product, or impose other conditions, including distribution restrictions or other risk management mechanisms. For example, the FDA may require a REMS as a condition of approval or following approval to mitigate any identified or suspected serious risks and ensure safe use of the drug. The FDA may prevent or limit further marketing of a product, or impose additional post-marketing requirements, based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements, FDA notification and FDA review and approval. Further, should new safety information arise, additional testing, product labeling or FDA notification may be required.
If regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which such product may be marketed or may include contraindications, warnings or precautions in the product labeling, which has resulted in a boxed warning. A boxed warning is the strictest warning put in the labeling of prescription drugs or drug products by the FDA when there is reasonable evidence of an association of a serious hazard with the drug. The FDA also may not approve the inclusion of all labeling claims sought by an applicant. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing regulatory standards is not maintained or if problems occur after the product reaches the marketplace. In addition, the FDA may require Phase 4 post-marketing studies to monitor the effect of approved products and may limit further marketing of the product based on the results of these post-marketing studies.
Orphan Drug Designation
Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat patients with a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States, or 200,000 or more than individuals in the United States for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biologic for this type of disease or condition will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting an NDA. After the FDA grants Orphan Drug Designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. The Orphan Drug Designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process.
If a product that has Orphan Drug Designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusive approval (or exclusivity), which means that the FDA may not approve any other applications, including a full NDA, to market the same drug for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or if the holder of the orphan drug exclusivity cannot assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of Orphan Drug Designation are tax credits for certain research and a waiver of the NDA application user fee.
A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.
Disclosure of Clinical Trial Information
Sponsors of clinical trials of FDA-regulated products, including drugs, are required to register and disclose certain clinical trial information on the website www.clinicaltrials.gov. Information related to the product, patient population, phase of investigation, clinical trial sites and investigators and other aspects of a clinical trial are then made public as part of the registration. Sponsors are also obligated to disclose the results of their clinical trials after completion. Disclosure of the results of clinical trials can be delayed in certain circumstances for up to two years after the date of completion of the clinical trial. Competitors may use this publicly available information to gain knowledge regarding the progress of clinical development programs as well as clinical trial design.
U.S. Post-Approval Requirements
Any products manufactured or distributed pursuant to FDA approvals are subject to continuing regulation by the FDA, including periodic reporting, product sampling and distribution, advertising, promotion, drug shortage reporting, compliance with any post-approval requirements imposed as a conditional of approval such as Phase 4 clinical trials, REMS and surveillance, recordkeeping and reporting requirements, including adverse experiences.
After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There also are continuing, annual program fee requirements for approved products, as well as new application fees for supplemental applications with clinical data. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies and to list their drug products and are subject to periodic announced and unannounced inspections by the FDA and these state agencies for compliance with cGMPs and other requirements, which impose procedural and documentation requirements.
Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented or FDA notification. FDA regulations also require investigation and correction of any deviations from cGMPs and specifications and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. Manufacturers and other parties involved in the drug supply chain for prescription drug products must also comply with product tracking and tracing requirements and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the United States.
Later discovery of previously unknown problems with a product, including AEs of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in withdrawal of marketing approval, mandatory revisions to the approved labeling to add new safety information or other limitations, imposition of post-market studies or clinical trials to assess new safety risks or imposition of distribution or other restrictions under a REMS program, among other consequences.
The FDA closely regulates the marketing and promotion of drugs. A company can make only those claims relating to safety and efficacy that are consistent with the FDA approved labeling. Physicians, in their independent professional medical judgment, may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested and approved by the FDA. However, manufacturers and third parties acting on their behalf are prohibited from marketing or promoting drugs in a manner inconsistent with the approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses and a company that is found to have improperly promoted off-label uses may be subject to significant liability.
Failure to comply with any of the FDA’s requirements could result in significant adverse enforcement actions. These include a variety of administrative or judicial sanctions, such as refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, imposition of a clinical hold or termination of clinical trials and/or post-approval clinical studies, refusal to approve pending applications or supplements to approved applications, warning letters, untitled letters, mandated modification of promotional materials or labeling, required issuance of corrective information, issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product, product recalls, product seizures or detentions, refusal to allow imports or exports, total or partial suspension of production or distribution, debarment, injunctions, fines, consent decrees, corporate integrity agreements, refusals of government contracts and new orders under existing contracts, exclusion from participation in federal and state healthcare programs, restitution, disgorgement or civil or criminal penalties, including fines and imprisonment. It is also possible that failure to comply with the FDA’s requirements relating to the promotion of prescription drugs may lead to investigations alleging violations of federal and state healthcare fraud and abuse and other laws, as well as state consumer protection laws. Any of these sanctions could result in adverse publicity, among other adverse consequences.
U.S. Marketing Exclusivity
Market exclusivity provisions authorized under the FDCA can delay the submission or the approval of some marketing applications. The FDA provides periods of non-patent regulatory exclusivity, which provides the holder of an approved NDA limited protection from new competition in the marketplace for the innovation represented by its approved drug for a period of three or five years following the FDA’s approval of the NDA. For example, five years of exclusivity are available to new chemical entities (“NCEs”). A drug is an NCE if the FDA has not previously approved any other new drug containing the same active moiety. An active moiety is the molecule or ion, excluding those appended portions of the molecule that cause the drug to be an ester, salt, including a salt with hydrogen or coordination bonds, or other noncovalent, or not involving the sharing of electron pairs between atoms, derivatives, such as a complex (i.e., formed by the chemical interaction of two compounds), chelate (i.e., a chemical compound), or clathrate (i.e., a polymer framework that traps molecules), of the molecule, responsible for the therapeutic activity of the drug substance. During the exclusivity period, the FDA may not accept for review or approve an Abbreviated New Drug Application (“ANDA”) or a 505(b)(2) NDA submitted by another company that contains the previously approved active moiety. An ANDA or 505(b)(2) application, however, may be submitted one year before NCE exclusivity expires if a Paragraph IV certification is filed.
The FDCA alternatively provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of approval for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to any preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.
Pediatric exclusivity is another type of marketing exclusivity available in the United States. Pediatric exclusivity provides for an additional six months of marketing exclusivity attached to another period of patent or non-patent exclusivity if a sponsor conducts clinical trials in children in response to a written request from the FDA. The issuance of a written request does not require the sponsor to undertake the described clinical trials. In addition, orphan drug exclusivity, as described above, may offer a seven-year period of marketing exclusivity, except in some circumstances.
Regulation Outside the United States
In order to market any product outside of the United States, numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety, and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution would apply. Whether or not FDA approval is obtained for a product, the necessary approvals by the comparable foreign regulatory authorities must be obtained before clinical trials or marketing of the product can commence in foreign countries and jurisdictions. Although many of the issues discussed above with respect to the United States apply similarly in the context of the European Union, the approval process varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.
Other Healthcare Laws and Compliance Requirements
Our business activities, including but not limited to, research, sales, promotion, distribution, medical education and other activities are subject to regulation by numerous regulatory and law enforcement authorities in the United States in addition to the FDA, including the Department of Justice, the Department of Health and Human Services (“HHS”), and its various divisions, including the Centers for Medicare & Medicaid Services and the Health Resources and Services Administration, the Department of Veterans Affairs, the Department of Defense and state and local governments. Our business activities must comply with numerous healthcare laws and regulations, including those described below.
The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, the referral of an individual for, or purchasing, leasing, ordering, or arranging for the purchase, lease or order of, any good, facility, item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other hand. The term remuneration has been interpreted broadly to include anything of value. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Additionally, a person or entity no longer does not need to have actual knowledge of the federal Anti-Kickback Statute, or the specific intent to violate it, to have violated the statute.
The federal civil and criminal false claims laws, including the False Claims Act (“FCA”) prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to, or approval by, the U.S. federal government, including Medicare and Medicaid programs, or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or to avoid, decrease or conceal an obligation to pay money to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties. Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the FCA for a variety of alleged promotional and marketing activities, such as providing free products to customers with the expectation that the customers would bill federal programs for the products; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program. Moreover, a violation of the federal Anti-Kickback Statute is grounds for the government or a whistleblower to assert that a claim for payment of items or services resulting from such violation constitutes a false or fraudulent claim for purposes of the FCA.

Health Insurance Portability and Accountability Act (“HIPAA”), created additional federal criminal statutes that prohibits, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of whether the payor is public or private, knowingly and willfully embezzling or stealing from a health care benefit program, willfully obstructing a criminal investigation of a health care offense and knowingly and willfully falsifying, concealing or covering up by any trick, scheme or device a material fact or making any materially false, fictitious or fraudulent statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Additionally, a person or entity does not need to have actual knowledge of the statute, or the specific intent to violate it, to have committed a violation.
The federal Open Payments program pursuant to the Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with specified exceptions) to report annually information related to specified payments or other transfers of value provided to physicians, as defined by such law, certain other healthcare providers (such as physician assistants and nurse practitioners) and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually specified ownership and investment interests held by physicians and their immediate family members. Failure to submit timely, accurately and completely the required information for all payments, transfers of value and ownership or investment interests may result in civil monetary penalties.
In addition, Tvardi may be subject to data privacy and security regulation by both the federal government and the states in which Tvardi conducts its business. HIPAA, as amended by Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), and its implementing regulations, impose requirements relating to the privacy, security and transmission of individually identifiable health information held by covered entities and their business associates and their covered subcontractors. Among other things, HITECH makes HIPAA’s security standards directly applicable to business associates, defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.
Many states have also adopted laws similar to each of the above federal laws, which may be broader in scope and apply to items or services reimbursed by any third-party payor, including commercial insurers. Tvardi may also be subject to state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, and/or state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information, and state and local laws that require the registration of pharmaceutical sales representatives.
Ensuring that our internal operations and business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations were found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, possible exclusion from government funded healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and curtailment of our operations, any of which could substantially disrupt our operations. If the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Coverage and Reimbursement
Our ability to commercialize any products successfully will also depend in part on the extent to which coverage and adequate reimbursement for the procedures utilizing our drug candidates, performed by health care providers, once approved, will be available from government health administration authorities, private health insurers and other organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, determine which procedures, and the products utilized in such procedures, they will cover and establish reimbursement levels. Assuming coverage is obtained for procedures utilizing a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Patients who undergo procedures for the treatment of their conditions, and their treating physicians, generally rely on third-party payors to reimburse all or part of the costs associated with the procedures which utilize our products. Treating physicians are unlikely to use and order our products unless coverage is provided and the reimbursement is adequate to cover all or a significant portion of the cost of the procedures which utilize our products. Therefore, coverage and adequate reimbursement for procedures which utilize new products is critical to the acceptance of such new products. Coverage decisions may depend upon clinical and economic standards that disfavor new products when more established or lower cost therapeutic alternatives are already available or subsequently become available.
Government authorities and other third-party payors are developing increasingly sophisticated methods of cost containment, such as including price controls, restrictions on coverage and reimbursement and requirements for substitution of less expensive products and procedures. Government and other third-party payors are increasingly challenging the prices charged for health care products and procedures, examining the cost effectiveness of procedures, and the products used in such procedures, in addition to their safety and efficacy, and limiting or attempting to limit both coverage and the level of reimbursement. Further, no uniform policy requirement for coverage and reimbursement exists among third-party payors in the United States, which causes significant uncertainty related to the insurance coverage and reimbursement of newly approved products, and the procedures which may utilize such newly approved products. Therefore, coverage and reimbursement can differ significantly from payor to payor and health care provider to health care provider. As a result, the coverage determination process is often a time-consuming and costly process that requires the provision of scientific and clinical support for the use of new products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Further, coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we or our collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.
There may also be significant delays in obtaining coverage and reimbursement for newly approved products, and coverage may be more limited than the purposes for which the product is approved by the FDA. Moreover, eligibility for coverage and reimbursement does not imply that a product, or the procedures which utilize such product, will be paid for in all cases or at a rate which the health care providers who purchase those products will find cost effective. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization. Additionally, there may be pricing pressures in connection with the sale of any of our drug candidates, once approved, due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative changes.
Coverage and reimbursement may impact the demand for, the price of, or our ability to successfully commercialize, any drug candidate for which we obtain marketing approval.
Healthcare Reform
The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. By way of example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the “ACA”), was signed into law, intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose taxes and fees on the healthcare industry and impose additional health policy reforms.
There have been executive, judicial and Congressional challenges to certain aspects of the ACA. Moreover, there have been a number of health reform initiatives that have impacted the ACA. For example, on August 16, 2022, the Inflation Reduction Act of 2022 (“IRA”) was signed into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program.
Other legislative changes have been proposed and adopted in the United States since the ACA. For example, through the process created by the Budget Control Act of 2011, there are automatic reductions of Medicare payments to providers, which went into effect in April 2013 and will remain in effect until 2032 unless additional Congressional action is taken. On July 4, 2025, the annual reconciliation bill, the One Big Beautiful Bill Act (“OBBBA”), was signed into law into law which is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. OBBBA also narrows access to ACA marketplace exchange enrollment and declines to extend the ACA enhanced advanced premium tax credits, set to expire at the end of 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. Additionally, on March 11, 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminated the statutory Medicaid drug rebate cap, previously capped at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, effective January 1, 2024.
The heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics, also has resulted in executive orders, congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. For example, the IRA (1) directs HHS to negotiate the price of certain high-expenditure, single-source drugs that have been on the market for at least seven years covered under Medicare (the “Medicare Drug Price Negotiation Program”) and (2) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. HHS has and will continue to issue and update guidance as these programs are implemented. These provisions began to take effect progressively starting in fiscal year 2023. On August 15, 2024, HHS announced the agreed-upon price of the first ten drugs that were subject to price negotiations, although the Medicare Drug Price Negotiation Program is currently subject to legal challenges. On January 17, 2025, HHS selected fifteen additional products covered under Part D for price negotiation in 2025. Each year thereafter more Part B and Part D products will become subject to the Medicare Drug Price Negotiation Program. Further, on December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework.
At the state level, individual states in the United States have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Some third-party payors also require pre-approval of coverage for new or innovative devices or therapies before they will reimburse healthcare providers that use such therapies.
We expects that these initiatives, as well as other healthcare reform measures that may be adopted in the future, particularly given the recent changes in administration, as well as the trend toward managed healthcare and increasing influence of managed care organizations, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that we receive for any approved product. The current Trump administration is pursuing policies to reduce regulations and expenditures across government including at HHS, the FDA, the Centers for Medicare & Medicaid Services (“CMS”) and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. These actions, for example, include (1) directives to reduce agency workforce; (2) rescinding a Biden administration executive order tasking the Center for Medicare and Medicaid Innovation (“CMMI”) to consider new payment and healthcare models to limit drug spending; (3) eliminating the Biden administration’s executive order that directed HHS to establishing an AI task force and developing a strategic plan; (4) directing HHS and other agencies to lower prescription drug costs through a variety of initiatives, including by improving upon the Medicare Drug Price Negotiation Program and establishing Most-Favored-Nation pricing for pharmaceutical products; (5) imposing tariffs on imported pharmaceutical products; (6) directing certain federal agencies to enforce existing law regarding hospital and plan price transparency and by standardizing prices across hospitals and health plans; and (7) as part of the Make America Healthy Again (“MAHA”) Commission’s recent Strategy Report, working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising. Additionally, in its June 2024 decision in Loper Bright Enterprises v. Raimondo (“Loper Bright”), the U.S. Supreme Court overturned the longstanding Chevron doctrine, under which courts were required to give deference to regulatory agencies’ reasonable interpretations of ambiguous federal statutes. The Loper Bright decision could result in additional legal challenges to current regulations and guidance issued by federal agencies applicable to our operations, including those issued by the FDA. Congress may introduce and ultimately pass health care related legislation that could, among others, impact the drug approval process, modify the Medicare Drug Price Negotiation Program, expand the orphan drug exclusion in the IRA, and reduce Medicaid enrollment and funding. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of current and future cost containment measures or other healthcare reforms may adversely affect our operations and prevent us from being able to generate revenue, attain profitability or commercialize our drug candidates.
Data Privacy and Security
In the ordinary course of our business, we process data including sensitive and personal data. Accordingly, we are, and may in the future become, subject to numerous data privacy and security obligations, including federal, state, local, and foreign laws, regulations, guidance, and industry standards related to data privacy, security, and protection. Such obligations may include, without limitation, the Federal Trade Commission Act, the Telephone Consumer Protection Act of 1991, the Controlling the Assault of Non-Solicited Pornography And Marketing Act of 2003, the California Consumer Privacy Act of 2018 (“CCPA”), the European Union’s General Data Protection Regulation 2016/679 (“EU GDPR”), the EU GDPR as it forms part of United Kingdom (“UK”) law by virtue of section 3 of the European Union (Withdrawal) Act 2018 (“UK GDPR”), and the ePrivacy Directive. Several states within the United States have enacted or proposed data privacy laws. Additionally, we are, or may become, subject to various U.S. federal and state consumer protection laws which require us to publish statements that accurately and fairly describe how we handle personal data and choices individuals may have about the way we handle their personal data.
Numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the CCPA applies to personal data of consumers, business representatives, and employees who are California residents, and requires covered businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for fines and allows private litigants affected by certain data breaches to recover significant statutory damages. Outside the United States, under the GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros under the EU GDPR, 17.5 million pounds sterling under the UK GDPR or, in each case, 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests. See the section titled “Risk Factors — General Risk Factors — The Company, and the third parties with whom it works, are or may be subject to stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, and policies related to data privacy and security. The Company’s (or the third parties with whom it works) actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of its business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences” for additional information about the laws and regulations to which we are or may become subject and about the risks to our business associated with such laws and regulations.
Additional Regulation
In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservation and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern the use, handling and disposal of various biologic, chemical and radioactive substances used in, and wastes generated by, operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. Equivalent laws have been adopted in other countries that impose similar obligations.
Foreign Corrupt Practices Act
The Foreign Corrupt Practices Act (“FCPA”) prohibits any U.S. individual or business from paying, offering or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the companies to maintain books and records that accurately and fairly reflect all transactions of the companies, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.
Competition
The biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies and understanding of disease etiology, intense development, strong competition and an emphasis on intellectual property. While we believe that our approach, strategy, scientific capabilities, know-how and experience, particularly in the field of STAT3 biology and product development provide us with competitive advantages, we face substantial competition from many different sources, including larger pharmaceutical companies with greater resources. Smaller specialty biotechnology and biopharmaceutical companies, academic research institutions and governmental agencies, as well as public and private institutions, are also potential sources of competitive products and technologies, including through collaborative arrangements with large and established biopharmaceutical companies. We also face competition in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and enrolling patients for clinical trials and acquiring technologies complementary to, or necessary for, our programs. We believe that the key competitive factors affecting the success of any of our product candidates will include efficacy, safety profile, convenience, method of administration, cost, level of promotional activity and intellectual property protection.
There are a number of large biopharmaceutical and biotechnology companies that are currently pursuing the development of products for the treatment of fibrosis. Companies that we are aware of that are actively developing STAT3 inhibitors preclinically and clinically to treat fibrosis-driven diseases include Bayer, Flamingo Therapeutics, Kymera Therapeutics, Moleculin Biotech, Purple Biotech, Recludix Pharma and Scopus BioPharma.
Although our novel approach is differentiated from most other existing or investigational therapies across the disease areas where we are focusing our development, we will need to compete with currently approved therapies, and potentially those in currently in development if they are approved. We are aware of several marketed and investigational products in our leading disease areas, including but not limited to:
•
IPF:   There are currently two approved products for the treatment of IPF, including nintedanib (Ofev, Boehringer Ingelheim Pharma GmbH & Co. KG) and pirfenidone (Esbriet, marketed by Roche Holding AG), with generics marketed by Sandoz Group AG, Teva Pharmaceutical Industries Ltd. and others. Companies currently developing product candidates in IPF include, but are not limited to, AbbVie, Avalyn Pharma, Boehringer Ingelheim, Bristol Myers Squibb, Celea Therapeutics, Contineum Therapeutics, CSL Behring, Endeavor BioMedicines, Redx Pharma, Roche, Structure Therapeutics, Syndax Pharmaceuticals, United Therapeutics and Vicore Pharma.

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HCC:    There are currently eight available treatments for HCC, including sorafenib (Nexavar, marketed by Bayer HealthCare Pharmaceuticals), atezolizumab in combination with bevacizumab (Tecentriq and Avastin, respectively, marketed by Genentech), lenvatinib (Lenvima, marketed by Eisai R&D Management Co., Ltd.), durvalumab in combination with tremelimumab (Imfinzi and Imjudo, respectively, marketed by AstraZeneca), regorafenib (Stivarga, marketed by Bayer HealthCare Pharmaceuticals), ramucirumab (Cyramza, marketed by Eli Lilly and Company), cabozantinib (Cabometyx, marketed by Exelixis Inc.), pembrolizumab (Keytruda, marketed by Merck & Co., Inc.), and nivolumab in combination with ipilimumab (Opdivo and Yervoy, marketed by Bristol-Myers Squibb Company). Companies currently developing product candidates in HCC include, but are not limited to, AstraZeneca, Beigene, Bristol Myers Squibb, Elevar Therapeutics, Eli Lilly, Immune-Onc, Iterion Therapeutics, Omega Therapeutics and Tempest Therapeutics. Based on Tvardi’s review of published research, the current SoC in second-line patients with HCC is estimated to have an ORR of ≤ 5%.

The availability of reimbursement from government and other third-party payors will also significantly affect the pricing and competitiveness of our product candidates, if approved for marketing. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we do, which could result in our competitors establishing a strong market position before we are able to enter the market.
Employees and Human Capital Resources
As of June 30, 2025, we had 11 full-time employees, 8 of whom are involved in research and development activities. Eight of our employees hold Ph.D. or M.D. degrees. None of our employees are subject to a collective bargaining agreement. We consider our relationship with our employees to be good.
We recognize that our continued ability to attract, retain and motivate exceptional employees is vital to ensuring its long-term competitive advantage. Our employees are critical to our long-term success and are essential to helping us meet our goals. Among other things, we support and incentivize our employees in the following ways:
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Talent development, compensation and retention: Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards.

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Health and safety: We support the health and safety of our employees by providing comprehensive insurance benefits, an employee assistance program, company-paid holidays, a personal time-off program and other additional benefits which are intended to assist employees to manage their well-being.

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Inclusion: We are committed to efforts to foster an inclusive work environment that supports our workforce.

Facilities
Our corporate headquarters is located in Sugar Land, Texas, where we lease approximately 5,900 square feet of space. Our lease expires in August 2027. We believe our facilities are adequate and suitable for our current needs and that should it be needed, suitable additional or alternative space will be available to accommodate our operations.
Legal Proceedings
Merger Proceedings
Between December 20, 2024, and March 19, 2025, Cara received 13 demands (and three draft complaints) from purported stockholders of Cara (collectively, the “Demands”) challenging the disclosures in the the definitive proxy statement/prospectus (the “Proxy Statement/Prospectus”) included in the Registration Statement on Form S-4 related to the Merger and asserting claims for violations of Sections 14(a) and 20(a) of the Exchange Act. In addition, on March 5 and March 6, 2025, two lawsuits were filed by purported stockholders of Cara in the Supreme Court of the State of New York, County of New York. The lawsuits are captioned Joseph Clark v. Cara Therapeutics, Inc., et al., No. 651260/2025 and Michael Kent v. Cara Therapeutics, Inc., et al., No. 651272/2025 (collectively, the “Complaints”). The Complaints named Cara and the members of the Cara board of directors as defendants, and, like the Demands, challenged the disclosures (under New York state law) in the Proxy Statement/Prospectus.
Cara and the other named defendants deny that they violated any laws or breached any duties to stockholders of Cara, and they believe that no supplemental disclosure was required to the Proxy Statement/Prospectus under any applicable law, rule or regulation. Nevertheless, solely to eliminate the burden and expense of litigation and to avoid any possible disruption to the Merger that could result from such litigation, Cara filed certain supplemental disclosures, on March 24, 2025, to moot the disclosure claims alleged in the Demands and the Complaints. On April 15, 2025, the Merger closed. Thereafter, counsel for the purported stockholders (that sent the Demands or filed the Complaints) reached out to counsel for the Company to discuss a potential mootness fee in connection with the supplemental disclosures filed by Cara. On August 15, 2025, the Company resolved the fee demand and the matter is now closed.
Other Proceedings
From time to time, the Company may be subject to legal proceedings and claims arising in the ordinary course of its business. The Company is not currently a party or aware of any proceedings that it believes will have, individually or in the aggregate, a material adverse effect on the Company’s business, financial condition or results of operations.

MANAGEMENT
Executive Officers and Directors
The following table sets forth the names, ages, and positions of our executive officers and members of our board of directors (the “Board”) as of June 30, 2025:
Name	Age	Position(s)
Executive Officers
Imran Alibhai, Ph.D.	49	Chief Executive Officer and Director
Dan Conn, J.D., M.B.A.	58	Chief Financial Officer
John Kauh, M.D.	52	Chief Medical Officer
Jeffrey Larson, Ph.D., DABT	64	Senior Vice President, Research & Development
Yixin “Joseph” Chen, Ph.D.	65	Vice President, Chemistry, Manufacturing and Controls
Non-Employee Directors
Sujal Shah	52	Chair of the Board of Directors
Wallace Hall	63	Director
Michael S. Wyzga	70	Director
Cynthia Smith	56	Director
Susan Shiff, Ph.D.	64	Director
Executive Officers
Imran Alibhai, Ph.D., was appointed as our Chief Executive Officer and a member of our board of directors upon the closing of the Merger. Dr. Alibhai served as Legacy Tvardi’s Chief Executive Officer and a member of its board of directors from December 2018 to April 2025. Since 2018, Dr. Alibhai has also served on the Scientific Advisory Board for NASA’s Translational Research Institute for Space Health. Prior to serving as Legacy Tvardi’s Chief Executive Officer, Dr. Alibhai was a Senior Vice President and Managing Director of DNAtrix, a clinical stage biotechnology company developing oncolytic viruses for cancer from 2014 to 2018. From 2010 to 2013, Dr. Alibhai was an investment banker in Peter J. Solomon’s Healthcare Advisory Group, focused on M&A transactions in science-based markets including biopharmaceuticals, medical devices/diagnostics and life science tools. From 2007 to 2010, Dr. Alibhai served as the Senior Director at Alexandria Venture Investments, where he was responsible for investments in emerging companies and funds in the healthcare sector. From 2006 to 2007, he directed investments for PIPE’s and long/short positions in MPM Capital’s BioEquities hedge fund. Dr. Alibhai received a Ph.D. in Molecular Neuroscience from the University of Texas Southwestern Medical School and a B.S. in Biology from Duke University. We believe that Dr. Alibhai’s scientific and medical expertise, as well as his industry, academic and leadership roles, and his knowledge of the Company as Chief Executive Officer, makes him well qualified to serve on our board of directors.
Dan Conn, J.D., M.B.A was appointed as our Chief Financial Officer upon the closing of the Merger. Mr. Conn served as Legacy Tvardi’s Chief Financial Officer from January 2022 to April 2025. Previously, Mr. Conn held multiple positions at Christie’s International Real Estate, including Chief Operating Officer from January 2014 to October 2014 and Chief Executive Officer and a member of the board of directors from October 2014 to November 2021. In these roles, Mr. Conn managed Christie’s global real estate brand licensing and brokerage business and focused on expanding the business into new areas and strategic development. From January 2012 to January 2014, Mr. Conn served as Senior Vice President of Asset Management at Brookfield Asset Management. Prior to that, he served as a Director in the Restructuring Advisory Group of Peter J. Solomon Company from June 2010 to March 2012. Prior to that, he served as Vice President — Middle Market Investing and Portfolio Management at D.E. Shaw & Co., L.P. from October 2006 to June 2010. Mr. Conn began his career as a mergers and acquisition and securities lawyer before moving into investment banking at Morgan Stanley where he then transitioned into its real estate private equity funds arm. Mr. Conn received an M.B.A. from the Anderson School of Business at the University of California, Los Angeles and a J.D. and B.A. in Philosophy from the University of Toronto.

John Kauh, M.D. was appointed as our Chief Medical Officer upon the closing of the Merger. Dr. Kauh served as Legacy Tvardi’s Chief Medical Officer from January 2023 to April 2025. Prior to that, Dr. Kauh held multiple positions at HUTCHMED, including serving as Vice President of Clinical Development from September 2020 to February 2023 and Executive Director, Clinical Development from September 2018 to September 2020. In these roles, he oversaw clinical development of agents ranging from Phase 1 to Phase 3 and provided medical oversight to various global clinical trials evaluating small-molecule inhibitors in oncology and personally led the NDA and MAA regulatory submissions for surufatinib. From May 2017 to September 2018, Dr. Kauh served as the Executive Director of Clinical Science — Oncology at Glenmark Pharmaceuticals. From November 2013 to May 2017, he served as the Senior Medical Director at ImClone Systems, a wholly owned subsidiary of Eli Lilly and Company. Dr. Kauh received an M.D. from Kimmel College of Medicine (formerly known as Jefferson Medical College) and a B.S. in Science from Penn State University.
Jeffrey Larson, Ph.D., DABT, was appointed as our Senior Vice President, Research & Development upon the closing of the Merger. Dr. Larson served as Legacy Tvardi’s Senior Vice President, Research & Development, from November 2020 to April 2025. Since November 2016, he has also served a member of the Houston Methodist Academic Institute, Translational Research Initiative External Advisory Board. From June 2018 to November 2020, Dr. Larson served as Vice President of Product Development at Iterion Therapeutics, where he oversaw chemistry manufacturing and controls, regulatory affairs, and quality and nonclinical research and development. From December 2015 to June 2018, Dr. Larson served as Vice President, Nonclinical Development at Beta Cat Pharmaceutical, which is now Iterion Therapeutics. From December 2015 to February 2019, Dr. Larson also served as Vice President, Nonclinical Development at Salarius Pharmaceuticals. Dr. Larson received a Ph.D. in Toxicology/Pharmacology from Washington State University and a B.A. in Environmental Science from Minot State University.
Yixin “Joseph” Chen, Ph.D. was appointed as our Vice President, Chemistry, Manufacturing and Controls upon the closing of the Merger. Dr. Chen served as Legacy Tvardi’s Vice President, Chemistry, Manufacturing and Controls, from October 2021 to April 2025. From March 2015 to October 2021, Dr. Chen served as the Owner and President of Cheminopti LLC, a consulting firm, where he provided strategic guidance and technical leadership for all aspects of CMC development. From September 2019 to October 2021, Dr. Chen served as the Director of Pharmaceutical Development and Manufacturing at SIGA Technology, Inc., a commercial-stage pharmaceutical company, where he oversaw both drug substance and drug product CMC activities for early-stage development and commercialization in the United States and European Union. Dr. Chen received a Ph.D. in analytical chemistry from the University of Memphis, Tennessee and B.S. and M.S degrees in Chemical Engineering from Tianjin University, China.
Non-Employee Directors
Sujal Shah was appointed to our board of directors and as Chair of our board of directors upon the closing of the Merger. Mr. Shah previously served as a member of Legacy Tvardi’s board of directors from January 2021 to April 2025 and as Chairman of the Legacy Tvardi board of directors from March 2024 to April 2025. Mr. Shah served as President and Chief Executive Officer at CymaBay Therapeutics from April 2017 until the sale of the company to Gilead Sciences in March 2024. Mr. Shah also served as a director at CymaBay from April 2017 until June 2024. Mr. Shah joined CymaBay as Chief Financial Officer in 2012, taking the company public in 2013. Prior to CymaBay, Mr. Shah was a healthcare investment banker for Citigroup from 2010 to 2012 and Credit Suisse First Boston from 2004 to 2010, where he was responsible for managing client relationships and executing strategic and financing related transactions for clients focused on life sciences. Mr. Shah also serves as a director at Opthea Limited, an Australia based clinical-stage biopharmaceutical company. Mr. Shah received an M.B.A. from the Carnegie Mellon University Tepper School of Business, where he currently serves on the Business Board of Advisors, and M.S. and B.S. degrees in Biomedical Engineering from Northwestern University. We believe Mr. Shah’s extensive executive experience managing the operational and financial issues of biopharmaceutical companies provide him with the qualifications and skills to serve on the board of directors.
Wallace Hall was appointed to our board of directors upon the closing of the Merger. Mr. Hall previously served as a member of Legacy Tvardi’s board of directors from June 2018 to April 2025. Mr. Hall cofounded and has served as the President of Wetland Partners, LP, which is primarily engaged in wetland mitigation banking and oil & gas investment from February 1999 to present. Mr. Hall also co-founded BioMatrix Partners, an investment partnership focused on public and private biotechnology companies, where he has served as Limited Partner from October 2013 to present. From February 2011 to February 2017, Mr. Hall served on the University of Texas System Board of Regents. Mr. Hall also serves as a director at Vooks, Inc., a private company. Mr. Hall received a B.A. in Economics from the University of Texas at Austin. We believe Mr. Wallace is qualified to serve on our board of directors because of his business expertise and experience serving as an investment partner to both public and private biotechnology companies.
Michael S. Wyzga was appointed to our board of directors upon the closing of the Merger. Mr. Wyzga previously served on Legacy Tvardi’s board of directors from March 2021 to April 2025. Since November 2013, Mr. Wyzga has served as the President of MSW Consulting Inc., a strategic consulting group focused in the life sciences area. From December 2011 until November 2013, Mr. Wyzga served as President and Chief Executive Officer and a member of the board of directors of Radius Health, Inc., a publicly traded biopharmaceutical company. Prior to that, Mr. Wyzga served in various senior management positions at Genzyme Corporation, a publicly traded global biotechnology company. Mr. Wyzga joined Genzyme in February 1998 and most recently served as Executive Vice President, Finance from May 2003 until November 2011 and as Chief Financial Officer from July 1999 until November 2011. Mr. Wyzga is also the Chairman of the board of directors of X4 Pharmaceuticals, Inc., a public company since July 2018, Chairman of the board of directors of GenSight Biologics S.A., a Euronext traded biopharmaceutical company, where he has served since July 2015, and Chairman of the board of directors of Mereo BioPharma Group plc (formerly Oncomed Pharmaceuticals, Inc.), where he served from October 2013 through the business combination in April 2019. He received an M.B.A. from Providence College and a B.S. from Suffolk University. We believe that Mr. Wyzga’s senior management experience at biopharmaceutical and biotechnology companies, his current and past experience on boards of directors of public companies, and his financial expertise qualifies him to serve as a member of our board of directors.
Cynthia Smith was appointed to our board of directors upon the closing of the Merger. Since January 2017, Ms. Smith has consulted as a strategic advisor for biotechnology companies. Previously, she served as Chief Commercial Officer and a member of the Executive Committee of ZS Pharma, Inc. (“ZS Pharma”), a specialty pharmaceutical company developing therapies for treatment of hyperkalemia and liver diseases, from 2013 to 2016, where she led efforts to transition the company from a development stage company to a commercial enterprise. ZS Pharma was acquired by AstraZeneca in 2015. Prior to ZS Pharma, Ms. Smith served as Vice President, Market Access and Commercial Development at Affymax, Inc., a biopharmaceutical company, from 2008 to 2013. From 2000 to 2008, she held various senior leadership positions in market access, corporate strategy, government relations and external affairs at Merck & Co. Before beginning her career in the biopharmaceutical industry, Ms. Smith served as a healthcare policy analyst in the Office of Management and Budget at the White House from 1995 to 2000. Ms. Smith currently serves on the boards of directors of publicly traded biotechnology companies Agios Pharmaceuticals, Inc., Akebia Therapeutics, Inc., Protara Therapeutics, Inc., and Spero Therapeutics, Inc., and on the board of directors of the French-American Foundation. Ms. Smith previously served on the board of directors of Nivalis Therapeutics, Inc. from November 2016 to July 2017 and on the board of directors of Dicerna Pharmaceuticals, Inc. from August 2018 until its acquisition by Novo Nordisk A/S in 2021. Ms. Smith earned a B.A. from the University of North Carolina at Chapel Hill, an M.B.A. from the Wharton School and an M.S. in public policy from the Eagleton Institute of Politics at Rutgers University. We believe that Ms. Smith’s experience as an advisor to and member of the management team at pharmaceutical and biopharmaceutical companies and her current and past experience serving on boards of directors of public companies qualifies her to serve as a member of our board of directors.
Susan Shiff, Ph.D. remained on our board of directors as a designee of Cara upon the closing of the Merger and served as a member of Cara’s board of directors since June 2020. Dr. Shiff serves as Chief Executive Officer of Huma.ai, a privately held health technology company, a position she has held since July 2024. From July 2023 to July 2024, Dr. Shiff provided consulting services to life sciences companies through her business Susan Shiff Consulting, LLC. Previously, she served as President and Chief Executive Officer from March 2021 to July 2023 of Ontada LLC, a US provider technology, real world data and insights, and education company. From June 2014 to March 2021, she was a Senior Vice President at Merck & Co and Head of the Center for Observational and Real-World Evidence, an organization that lead the measurement and communication of the value of medicines and vaccines worldwide. She holds an M.B.A. from Cornell University and a Ph.D. from the University of California at Los Angeles. We believe Dr. Shiff’s extensive experience in the pharmaceutical industry as a leader in the development and implementation of evidence, access, and pricing strategies for products globally provides her with the qualifications to serve on our board of directors.
Family Relationships
There are no family relationships among any of our directors or executive officers.
Board of Directors
Our business and affairs are organized under the direction of the Board. The Board currently consists of six directors divided into three staggered classes, with one class to be elected at each annual meeting to serve for a three-year term. Sujal Shah serves as Chairman of our Board. The primary responsibilities of the Board are to provide oversight, strategic guidance, counseling and direction to our management. The Board will meet on a regular basis and additionally as required.
In accordance with the terms of the Company’s amended certificate of incorporation and the amended bylaws, the Board is divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. The members of the classes are divided as follows:
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the Class I directors are Susan Shiff and Michael Wyzga, and their terms will expire at the annual meeting of stockholders to be held in 2028;

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the Class II directors are Imran Alibhai, Cynthia Smith and Sujal Shah, and their terms will expire at the annual meeting of stockholders to be held in 2026; and

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the Class III director is Wallace Hall, and his terms will expire at the annual meeting of stockholders to be held in 2027.

In accordance with the terms of the Merger Agreement, our board of directors consists of one member designated by Cara, who is Susan Shiff, Ph.D., and five members designated by Legacy Tvardi, who are Sujal Shah, Michael Wyzga, Wallace Hall, Imran Alibhai, Ph.D., and Cynthia Smith.
Director Independence
Under the Nasdaq Listing Rules, a majority of the members of the board of directors must qualify as “independent,” as affirmatively determined by the board of directors. Under the Nasdaq Listing Rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Company’s board of directors has determined that each of its directors other than Dr. Alibhai qualify as “independent directors” as defined by the Nasdaq Listing Rules.
Committees of the Board
The Board has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee operates pursuant to a charter, which is available at www.ir.tvarditherapeutics.com. The Board may establish other committees from time to time.
Audit Committee
The audit committee is responsible for the following activities, among other things:
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evaluating the performance of and assessing the qualifications of the independent auditors;

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determining and approving the engagement of the independent auditors;

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determining whether to retain or terminate the engagement of the existing independent auditors or to appoint and engage new independent auditors;

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determining and approving the retention of the independent auditors to perform any proposed permissible non-audit services;

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monitoring the rotation of partners of the independent auditors on the Company’s audit engagement team as required by applicable laws and rules;

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reviewing and discussing with management material risks related to data privacy, technology, and information security, including the Company’s process for assessing, identifying, and managing such risks as well as internal controls and disclosure controls and procedures relating to cybersecurity incidents;

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unless otherwise approved or ratified pursuant to the Company’s related person transaction policy, reviewing, approving or ratifying, and overseeing transactions between the Company and any related persons;

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conferring with management and the independent auditors regarding the scope, adequacy and effectiveness of internal controls over financial reporting and any special audit steps adopted in the event of a material weakness or significant deficiency;

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establishing and reviewing procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

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reviewing the Company’s annual audited financial statements and quarterly financial statements with management and the independent auditor, including a review of the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The members of the audit committee are Michael Wyzga, Wallace Hall and Susan Shiff, Ph.D. Michael Wyzga is the chair of the audit committee and is a financial expert under the rules of the SEC. To qualify as independent to serve on the audit committee, listing standards of Nasdaq and the applicable SEC rules require that a director not accept any consulting, advisory or other compensatory fee from the Company, other than for service as a director, or be an affiliated person of the Company. The composition of the audit committee complies with the applicable requirements of the rules and regulations of Nasdaq and the SEC.
Compensation Committee
The compensation committee acts on behalf of the Board to review, approve and oversee the Company’s compensation strategy and policies, including:
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reviewing and approving, or recommending to the full Board, corporate goals and objectives relevant to the Company’s Chief Executive Officer’s compensation, evaluation of performance in light of these stated objectives, and determining or approving, or recommending to the full Board, compensation levels based on such evaluation;

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reviewing and approving, or recommending to the full Board, individual and corporate performance goals and objectives of the Company’s other executive officers and reviewing and approving, or recommending to the full Board, their compensation;

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reviewing and approving of the compensation and other terms of employment or service, including severance and change-in-control arrangements and any post-employment agreements, applicable to the Company’s executive officers;

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reviewing and recommending to the Board the compensation of directors;

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administering of the Company’s equity compensation plans, 401(k) plan, and other similar plans and programs;

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preparing a compensation committee report on executive compensation as may be required from time to time to be included in the Company’s annual proxy statements or annual reports on Form 10-K filed with the SEC;

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reviewing and discussing with management the Company’s Compensation Discussion and Analysis that the Company may be required from time to time to include in proxy statements and other SEC filings and considering whether to recommend that it be included in such filings;

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providing recommendations to the full Board on compensation-related proposals to be considered at our annual meeting of the stockholders and reviewing and considering the results of any advisory vote on executive compensation;

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reviewing and making recommendations to the Board related to management succession;

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establishing, approving, modifying and overseeing our compensation clawback or similar policies and any required recoupment disclosures; and

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overseeing risk management of our compensation policies and practices on at least an annual basis and considering whether risk arising from our compensation policies and practices are reasonably likely to have a material adverse risk on the Company.

The members of the compensation committee are Sujal Shah, Wallace Hall and Susan Shiff. Sujal Shah is the chair of the compensation committee. Each member of our compensation committee is a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of Nasdaq. The composition of the compensation committee complies with the applicable requirements of the rules and regulations of Nasdaq.
Nominating and Corporate Governance Committee
The nominating and corporate governance committee is responsible for overseeing our corporate governance functions on behalf of the Board, including:
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identifying, reviewing, and evaluating candidates to serve on the Board consistent with criteria approved by the Board, including consideration of the potential conflicts of interest and applicable independence and other requirements;

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recommending candidates to serve as nominee for director for the annual meeting of the stockholders;

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reviewing the performance of the Board and management and making recommendations to the Board for areas for improvement;

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overseeing the Board committee structure and operations and making recommendations to the Board regarding the membership of the committees of the Board; and

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developing, reviewing and assessing, and overseeing and monitoring compliance with, our corporate governance guidelines and the Code of Business Conduct and Ethics.

The members of the nominating and corporate governance committee are Cynthia Smith and Susan Shiff. Cynthia Smith is the chair of the nominating and corporate governance committee. The composition of the nominating and corporate governance committee meets the requirements for independence under, and complies with, any applicable requirements of the rules and regulations of Nasdaq.

EXECUTIVE COMPENSATION
To achieve our goals, we have designed our compensation and benefits program to attract, retain, incentivize and reward deeply talented and qualified executives who share our philosophy and desire to work towards achieving these goals.
We believe our compensation program should promote the success of the Company and align executive incentives with the long-term interests of our stockholders. As our needs evolve, we intend to continue to evaluate our philosophy and compensation programs as circumstances require.
This section provides an overview of our and Legacy Tvardi’s executive compensation programs, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below. This section also sets forth information relating to the compensation earned by Cara’s named executive officers for the fiscal years ended December 31, 2024 and 2023, as well as certain information regarding equity awards granted to Cara’s named executive officers that remained outstanding as of December 31, 2024. The pre-Merger compensation, including equity awards, disclosed below for Cara’s and Legacy Tvardi’s named executive officers has been adjusted to give retroactive effect to the Reverse Stock Split and Exchange Ratio. Unless otherwise indicated, as used in this section, “Tvardi,” the “Company,” “we,” “us” and “our” refer to Legacy Tvardi prior to the closing of the Merger and Tvardi Therapeutics, Inc. after the closing of the Merger.
For the year ended December 31, 2024, Legacy Tvardi’s named executive officers were:
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Imran Alibhai, Ph.D., Chief Executive Officer and Director;

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John Kauh, M.D., Chief Medical Officer; and

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Dan Conn, J.D., M.B.A., Chief Financial Officer.

For the year ended December 31, 2024, Cara’s named executive officers were:
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Christopher Posner, President and Chief Executive Officer;

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Ryan Maynard, Chief Financial Officer; and

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Scott Terrillion, General Counsel, Secretary and Chief Compliance Officer.

2024 Summary Compensation Tables
The following table presents all of the compensation awarded to or earned by or paid to Tvardi’s named executive officers for their service at Legacy Tvardi prior to the Merger.
Name and Principal Position	Year	Salary ($)	Bonus ($)	Option awards ($)(1)	All other compensation ($)(3)	Total ($)
Imran Alibhai, Ph.D. Chief Executive Officer and Director	2024	$551,050	$275,525	—	$30,755	$857,330
	2023	$535,000	$267,500	—	$28,757	$831,257
John Kauh, M.D. Chief Medical Officer	2024	$412,000	$123,600	—	$30,230	$565,830
	2023	$369,445(4)	$135,466(2)	$288,455	$25,989	$819,355
Dan Conn, J.D., M.B.A. Chief Financial Officer	2024	$381,100	$171,495	—	—	$552,595
	2023	$370,000	$111,000	—	—	$481,000

(1)
Amounts reflect the full grant-date fair value of options awards granted during 2023 computed in accordance with Financial Accounting Standards Board (“FASB”), Accounting Standard Codification (“ASC”), Topic 718, rather than the amounts paid to or realized by the named executive officer. See Note 10 to Legacy Tvardi’s financial statements included elsewhere in this prospectus for a discussion of the assumption used in the calculation. All of the option awards were granted under the 2018 Plan, the terms of which plan are described below under “— Equity Benefit Plans  —  2018 Stock Incentive Plan.”

(2)
The amount stated reflects (i) a one-time sign-on advance in an amount of $25,000 paid to Dr. Kauh in connection with his commencement of employment with Legacy Tvardi and (ii) a discretionary bonus in an amount of $110,466 earned for 2023 performance and paid in 2024, as further described below under “— Narrative to the Summary Compensation Table  —  Annual Performance Bonus Opportunity.”

(3)
Amounts shown include (i) premium payments that Legacy Tvardi made in 2024 on behalf of Drs. Alibhai and Kauh for certain health plan benefits coverage in the amount of $30,230 each, and (ii) airline club fees Legacy Tvardi paid in 2024 on behalf of Dr. Alibhai in the amount of $525.

(4)
The amount stated reflects the prorated portion of Dr. Kauh’s annual base salary from the commencement of his employment as Legacy Tvardi’s Chief Medical Officer on January 30, 2023.

The table below shows for the periods presented, compensation awarded to or paid to, or earned by, Cara’s named executive officers for their service at Cara in 2023 and 2024.
Name and Principal Position	Year	Salary ($)	Option awards ($)(1)	Non-equity incentive plan compensation ($)(2)	All other compensation ($)(3)	Total ($)
Christopher Posner(4) Cara’s President and Chief Executive Officer	2024	728,000	326,800	—	11,079	1,065,879
	2023	728,000	1,769,000	414,960	10,509	2,922,469
Ryan Maynard(4) Cara’s Chief Financial Officer	2024	478,400	117,800	—	11,079	607,279
	2023	478,400	573,156	181,792	10,509	1,243,857
Scott Terrillion(4)(5) Cara’s General Counsel, Secretary and Chief Compliance Officer	2024	463,840	117,800	—	11,217	592,857

(1)
Amounts reflect the grant date fair value of each option award granted, calculated in accordance with ASC 718. The amounts reflected for 2024 consist of stock options that contained performance conditions and assumes achievement of full performance and excludes the effect of forfeitures. See Performance-based Stock Options below. All of the option awards reported in the table above were granted under Cara’s 2014 Plan and had a term of ten years from the date of grant. The assumptions Cara used in calculating the grant date fair value of stock options are substantially similar to those set forth in Note 15 to Cara’s audited financial statements for the year ended December 31, 2024 included elsewhere in this prospectus. This amount does not reflect dollar amounts actually received by the executive officer or the economic value that may be received by the executive officer upon stock option exercise or any sale of the underlying shares of common stock. The performance conditions of the stock options granted in 2024 were not achieved and, accordingly, all of these stock options were forfeited.

(2)
Amounts reflect annual performance-based cash bonus awards earned by each applicable executive officer based on the Cara Compensation Committee’s assessment of Cara’s performance against corporate objectives determined by the Cara Compensation Committee which were communicated to such officer around the beginning of the fiscal year. For 2024, the corporate performance objectives were not met and, accordingly, no cash bonuses were earned for 2024.

(3)
Amounts reflect for 2024: (a) for Mr. Posner, $10,350 for 401(k) Plan safe harbor contribution, and $729 of life insurance premiums; (b) for Mr. Maynard $10,350 for 401(k) Plan safe harbor contribution, and $729 in life insurance premiums, and (c) for Mr. Terrillion, $10,350 for 401(k) Plan safe harbor contribution, and $867 of life insurance premiums.

(4)
The employment of each of Mr. Posner, Mr. Maynard and Mr. Terrillion was terminated upon the closing of the Merger.

(5)
Mr. Terrillion was not a named executive officer of Cara for 2023 and, accordingly, compensation information for Mr. Terrillion for 2023 is not included in the summary compensation table.

Narrative to the Legacy Tvardi Summary Compensation Table
Prior to the Merger, Legacy Tvardi’s board of directors reviewed compensation annually for all employees, including its named executive officers. Following the Merger, the compensation committee generally will review compensation annually for all employees, including its named executive officers, and will consider compensation for comparable positions in the market, individual performance as compared to its expectations and objectives, its desire to motivate its employees to achieve short- and long-term results that are in the best interests of its stockholders and a long-term commitment to its company.
Prior to the Merger, Legacy Tvardi’s board of directors has historically determined its executive officers’ compensation and has typically reviewed and discussed management’s proposed compensation with its chief executive officer for all executives other than its chief executive officer. Based on those discussions and its discretion, its board of directors then approved the compensation of each executive officer. Following the Merger, the Company’s compensation committee determines its executive officers’ compensation in accordance with the terms of its written charter, and will review and discuss management’s proposed compensation with its chief executive officer for all executives other than its chief executive officer.
Annual Base Salary
Base salaries for Legacy Tvardi’s named executive officers were initially established through arm’s-length negotiations at the time of the executive officer’s hiring, taking into account such executive officer’s qualifications, experience, the scope of such executive officer’s responsibilities and competitive market compensation paid by other companies for similar positions within the industry and geography. Base salaries were reviewed periodically, typically in connection with the board of directors’ annual review process, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance, experience and adjustments to reflect cost of living increases.
The 2024 annual base salaries for Legacy Tvardi’s named executive officers are set forth in the table below:
Name	Base Salary ($)
Imran Alibhai, Ph.D.	551,050
John Kauh, M.D.	412,000
Dan Conn, J.D., M.B.A.	381,100
Following the Merger, the Company’s compensation committee intends to follow a similar philosophy with respect to the evaluation of base salaries.
Annual Performance Bonus Opportunity
For 2024, Legacy Tvardi’s named executive officers were eligible to receive discretionary annual performance bonuses based on individual performance, company performance or as otherwise determined appropriate, as determined by its board of directors. For 2024, each of Drs. Alibhai and Kauh and Mr. Conn were eligible to receive a target bonus equal to 50%, 30% and 30% of his base salary, respectively. In January 2025, Legacy Tvardi’s board of directors approved and paid annual performance bonuses for Drs. Alibhai and Kauh in the amounts of $275,525 and $123,600, respectively. In recognition of Mr. Conn’s additional efforts in 2024 in connection with the Merger and the Convertible Note financing completed or entered into in 2024, Legacy Tvardi’s board of directors approved and paid an annual performance bonus for Mr. Conn of $171,495. All such bonuses are reflected in the “Bonus” column of the applicable Summary Compensation Table above.
Following the Merger, the Company’s named executive officers are eligible to receive annual non-equity incentive compensation based on the satisfaction of individual and corporate performance objectives established by the Company’s board of directors. Each named executive officer has a target annual incentive opportunity, calculated as a percentage of annual base salary, and may earn more or less than the target amount based on the Company’s and his individual performance. The annual incentives amounts earned will be determined following the end of the year, based on achievement of the designated corporate and individual performance objectives.

Equity-Based Incentive Awards
Legacy Tvardi’s equity award program was the primary vehicle for offering long-term incentives to its executive officers. Legacy Tvardi believed that equity awards provided its executives with a strong link to its long-term performance, created an ownership culture, helped align the interests of its executives and its stockholders and promoted retention of its executive officers and other employees. Prior to the Merger, Legacy Tvardi used stock option grants for this purpose because it believed they were an effective means by which to align the long-term interests of its executive officers with those of its stockholders. Grants to executive officers and other employees were made at the discretion of Legacy Tvardi’s board of directors, are not made at any specific time during a year and were historically been made primarily in connection with the commencement of employment.
No equity awards were granted to Legacy Tvardi’s named executive officers during 2024.
Following the Merger, the Company’s equity-based incentive awards granted to its named executive officers are designed to align the interests of its named executive officers with those of its stockholders. Vesting of equity awards is generally tied to each officer’s continuous service with the Company and serves as an additional retention measure. Executives generally will be awarded an initial new hire grant upon commencement of employment and thereafter on an annual basis. Additional grants may occur periodically in order to specifically incentivize executives with respect to achieving certain corporate goals or to reward executives for exceptional performance. Unless and until the Board provides otherwise, all equity awards will be granted pursuant to our 2025 Equity Incentive Plan, the terms of which plan are described below under “— Equity Benefit Plans  —  2025 Equity Incentive Plan.”
Outstanding Equity Awards as of December 31, 2024
The following table provides information regarding outstanding equity awards of Legacy Tvardi held by its named executive officers as of December 31, 2024.
			Option Awards(1)(2)(3)
Name	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price Per Share ($)	Option Expiration Date
Imran Alibhai, Ph.D.	01/16/2019	12/01/2018	207,881	—	0.68	01/15/2029
	01/30/2021	01/01/2020	2,011	—	0.68	01/29/2031
	12/16/2021	06/04/2021	140,822	20,118	4.70	12/15/2031
John Kauh, M.D.	01/12/2023	01/30/2023	35,482	38,567	6.12	01/11/2033
Dan Conn, J.D., M.B.A	02/04/2022	01/12/2022	64,934	24,119	4.70	02/03/2032

(1)
All of the option awards were granted under the 2018 Plan, the terms of which plan are described below under “— Equity Benefit Plans — 2018 Stock Incentive Plan.”

(2)
Stock option awards vest over a period of four years with 25% of the shares underlying the option vesting on the one-year anniversary of the vesting commencement date and 1/48th of the shares underlying the option vesting on a monthly basis thereafter, subject to continued service through each vesting date.

(3)
Upon the closing of the Merger, the Company assumed the 2018 Plan, as well as the outstanding awards granted thereunder and the award agreements evidencing the grants of such awards, including any awards granted to Tvardi’s named executive officers, in each case subject to applicable adjustments in the manner set forth in the Merger Agreement to such awards. The share numbers and option exercise prices listed in this table reflect such adjustments.

Awards held by certain of Legacy Tvardi’s named executive officers are eligible for accelerated vesting under specified circumstances. Please see the subsection titled “— Potential Payments and Benefits Upon Termination or Change in Control” below for a description of such potential acceleration.

The following table shows certain information regarding outstanding equity awards held by Cara’s named executive officers as of December, 2024.
		Option Awards(8)				Stock Awards(8)
Name	Grant date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)(1)	Market value of shares or units of stock that have not vested ( $)(2)
Christopher Posner	8/2/2018	972	—	645.84	8/2/2028	—	—
	6/4/2019	250	—	736.92	6/4/2029	—	—
	6/4/2020	300	—	562.32	6/4/2030	—	—
	6/3/2021	300	—	470.16	6/3/2031	—	—
	10/29/2021	11,787	3,935(3)	605.88	10/29/2031	984(4)	18,066.24
	2/25/2022	2,380	980(5)	376.56	2/25/2032	361(6)	6,627.96
	3/1/2023	3,030	3,913(5)	362.16	3/1/2033	—	—
Ryan Maynard	9/12/2022	3,498	2,751(7)	387.00	9/12/2032	—	—
	3/1/2023	981	1,268(5)	362.16	3/1/2033	—	—
Scott Terrillion	11/28/2016	3,750	—	331.92	11/28/2026	—	—
	3/9/2018	1,290	—	518.04	3/9/2028	—	—
	3/6/2019	2,082	—	579.60	3/6/2029	—	—
	2/24/2020	888	—	588.96	2/24/2030	—	—
	3/30/2021	831	57(5)	741.24	3/30/2031	—	—
	2/25/2022	784	326(5)	376.56	2/25/2032	185(6)	3,396.60
	3/1/2023	981	1,268(5)	362.16	3/1/2033	—	—

(1)
Awards in this column consist of time-based restricted stock units (“RSUs”) that were unvested as of December 31, 2024.

(2)
The market value is based on the closing price of Cara’s common stock as of December 31, 2024 of $18.36 per share, after giving retroactive effect to the Reverse Stock Split.

(3)
25% of the shares underlying the option vested on the first anniversary of the date of grant, with the remainder vesting in 12 equal quarterly installments thereafter, subject to the named executive officer’s continuous service through each such date.

(4)
These time-based RSUs will vest in 12 equal quarterly installments through October 29, 2025, subject to the named executive officer’s continuous service as of each vesting date.

(5)
Shares underlying these stock options vest monthly over a four-year period from the grant date, subject to the named executive officer’s continuous service through each such date.

(6)
These time-based RSUs vest in three equal annual installments on the first, second and third anniversary following date of the grant, subject to the named executive officer’s continuous employment with the Company.

(7)
Shares underlying these stock options vest over a four-year period as follows: 25% of the shares underlying the option vest on the first anniversary of the date of grant, with the remainder vesting in equal monthly installments over the 36 months thereafter, subject to the named executive officer’s continuous service through each such date.

(8)
Upon the closing of the Merger, the vesting of all outstanding options and RSUs held by Cara’s named executive officers was accelerated, the RSUs were net settled and the options remain outstanding in accordance with their terms, except that the post-termination exercise period shall not exceed 90 days and the exercise price and the number of shares underlying such options were adjusted upon the effectiveness of the Reverse Stock Split. The share numbers and the option exercise prices listed in this table reflect such adjustment.
Pension Benefits
Legacy Tvardi’s named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by Legacy Tvardi during the fiscal year ended December 31, 2024.
Nonqualified Deferred Compensation
Legacy Tvardi’s named executive officers did not participate in, or earn any benefits under, a non-qualified deferred compensation plan sponsored by Legacy Tvardi during the fiscal year ended December 31, 2024.
Employment Agreements
Below are descriptions of Legacy Tvardi’s employment arrangements with its named executive officers. For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment and/or a change in control under the arrangements with its named executive officers, see the subsection titled “— Potential Payments and Benefits upon Termination or Change in Control” below.
Imran Alibhai, Ph.D.   Legacy Tvardi entered into an offer letter agreement with Dr. Alibhai in November 2018, which governs the current terms of his employment with Tvardi. The agreement has no specific term and provides for at-will employment. Pursuant to the agreement, Dr. Alibhai is entitled to an annual base salary and is eligible to receive an annual performance bonus with a target equal to a pre-determined percentage of his annual base salary, based on the achievement of individual performance and company performance as determined by its board of directors. Dr. Alibhai’s agreement also provides for certain severance benefits, as described below under the subsection titled “— Potential Payments and Benefits upon Termination or Change in Control.”
John Kauh, M.D.   Legacy Tvardi entered into an offer letter agreement with Dr. Kauh in December 2022, which governs the current terms of his employment with Tvardi. The agreement has no specific term and provides for at-will employment. Pursuant to the agreement, Dr. Kauh is entitled to an annual base salary and is eligible to receive an annual performance bonus with a target equal to a pre-determined percentage of his annual base salary, based on the achievement of individual performance and company performance as determined by its board of directors. Dr, Kauh’s agreement provided for an initial option grant, which was awarded in January 2023, and a sign-on advance, which was paid in 2023 and subject to repayment for one year following Dr. Kauh’s commencement of services. Dr. Kauh’s agreement also provides for certain severance benefits, as described below under the subsection titled “— Potential Payments and Benefits upon Termination or Change in Control.”
Dan Conn, J.D., M.B.A.   Legacy Tvardi entered into an offer letter agreement with Mr. Conn in January 2022, which governs the current terms of his employment with Tvardi. The agreement has no specific term and provides for at-will employment. Pursuant to the agreement, Mr. Conn is entitled to an annual base salary and is eligible to receive an annual performance bonus with a target equal to a pre-determined percentage of his annual base salary, based on the achievement of individual performance and company performance as determined by its board of directors. Mr. Conn’s agreement also provides for certain severance benefits, as described below under the subsection titled “— Potential Payments and Benefits upon Termination or Change in Control.”
Potential Payments and Benefits upon Termination or Change in Control
Regardless of the manner in which a named executive officer’s service terminates, each named executive officer is entitled to receive amounts earned during his term of service, including unpaid salary.
All of Cara’s named executive officers were terminated upon consummation of the Merger. In connection with their termination of employment, each of Mr. Posner, Mr. Maynard and Mr. Terrillion entered into side letters with Cara which provided for (i) in the case of Mr. Posner, a lump sum payment equal to 18 months of his current base salary, a lump sum payment equal to one and a half times his 2025 target annual bonus and payment of applicable COBRA premiums for up to 18 months following termination, (ii) in the case of Mr. Maynard, a lump sum payment equal to 12 months of his current base salary, a lump sum payment equal to his 2025 target annual bonus and payment of applicable COBRA premiums for up to 12 months following termination, and (iii) in the case of Mr. Terrillion, a lump sum payment equal to 12 months of his current base salary, a lump sum payment equal to his 2025 target annual bonus and payment of applicable COBRA premiums for up to 12 months following termination. Each of Mr. Posner, Mr. Maynard and Mr. Terrillion executed a release of claims in favor of the Company as a condition to receiving their respective severance benefits. The terms of the side letters were pursuant to, and consistent with, the severance and change of control terms of the Cara Therapeutics, Inc. Severance Plan and Form of Participation Agreement and the employment agreement with Mr. Posner, as applicable.
Pursuant to the terms of Dr. Alibhai’s offer letter agreement, if Tvardi terminates his employment without “cause” or if he resigns for “good reason” (each as defined in his offer letter agreement), Dr. Alibhai will be entitled to receive, subject to his execution and non-revocation of a severance and release of claims agreement in a form prescribed by Tvardi, (i) continued payment of his then-current base salary for a “severance period” of six months, plus one additional month for each full year of employment with Tvardi (not to exceed a total severance period of 10 months), (ii) premiums for COBRA continuation coverage for such severance period and (iii) 24 months of accelerated vesting of all of his outstanding and unvested equity awards as of the date of his termination of employment. Furthermore, if within three months prior to, or within 12 months following, a “change of control” (as defined in his offer letter agreement), Dr. Alibhai’s employment is terminated without cause or if he resigns for good reason, Dr. Alibhai will instead be entitled to receive, subject to his execution and non-revocation of a severance and release of claims agreement in a form prescribed by Tvardi, (i) continued payment of his then-current base salary for a severance period of 12 months, (ii) premiums for COBRA continuation coverage for such severance period and (iii) full accelerated vesting of all of his outstanding and unvested equity awards.
Pursuant to the terms of Dr. Kauh’s offer letter agreement, if Tvardi terminates his employment without “cause” or if he resigns for “good reason” (each as defined in his offer letter agreement), Dr. Kauh will be entitled to receive, subject to his execution and non-revocation of a severance and release of claims agreement in a form prescribed by Tvardi, (i) continued payment of his then-current base salary for a “severance period” of six months, (ii) premiums for COBRA continuation coverage for such severance period, and (iii) vesting of 12.5% of his outstanding and unvested equity awards as of the separation date. Furthermore, if within three months prior to, or within 12 months following, a “change of control” (as defined in his offer letter agreement), Dr. Kauh’s employment is terminated without cause or if he resigns for good reason, Dr. Kauh will instead be entitled to receive, subject to his execution and non-revocation of a severance and release of claims agreement in a form prescribed by Tvardi, (i) continued payment of his then-current base salary for a severance period of 12 months, (ii) premiums for COBRA continuation coverage for such severance period, and (iii) full accelerated vesting of all of his outstanding and unvested equity awards.
Pursuant to the terms of Mr. Conn’s offer letter agreement, if Tvardi terminates his employment without “cause” or if he resigns for “good reason” (each as defined in his offer letter agreement), Mr. Conn will be entitled to receive, subject to his execution and non-revocation of a severance and release of claims agreement in a form prescribed by Tvardi, (i) continued payment of his then-current base salary for a “severance period” of six months, plus one additional month for each full year of employment with Tvardi (not to exceed a total severance period of 10 months), plus any pay in lieu of any unused accrued vacation, (ii) premiums for COBRA continuation coverage for a period of six months, plus one additional month for each full year of employment with Tvardi, and (iii) vesting of all outstanding and unvested equity awards that would have vested in accordance with the vesting schedule set forth in his offer letter agreement as if he had remained employed by Tvardi until the end of his relevant severance period. Furthermore, if within three months prior to, or within 12 months following, a “change of control” (as defined in his offer letter agreement), Mr. Conn’s employment is terminated without cause or if he resigns for good reason, Mr. Conn will instead be entitled to receive, subject to his execution and non-revocation of a severance and release of claims agreement in a form prescribed by Tvardi, (i) continued payment of his then-current base salary for a severance period of 12 months, (ii) premiums for COBRA continuation coverage for a period of six months, plus one additional month for each full year of employment with Tvardi, and (iii) full accelerated vesting of all of his outstanding and unvested equity awards.
Tvardi’s named executive officers’ stock awards granted prior to the Merger are subject to the terms of the 2018 Plan; a description of the termination and change in control provisions in the 2018 Plan and options granted thereunder is provided below under “— Equity Benefit Plans  —  2018 Stock Incentive Plan.”
Other Compensation and Benefits
All of Legacy Tvardi’s current named executive officers were eligible to participate in its employee benefit plans, in each case on the same basis as all of its other employees. These employee benefit plans included medical, dental, vision, short- and long-term disability and life and accidental dismemberment insurance plans. Legacy Tvardi paid the premiums for the medical, dental and vision insurance plans for certain of its named executive officers. Legacy Tvardi otherwise generally did not provide perquisites or personal benefits to its named executive officers. Following the Merger, the Company is continuing Legacy Tvardi’s employee benefits.
Equity Benefit Plans
Tvardi believes that its ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of Tvardi’s employees, consultants and directors with the financial interests of its stockholders. In addition, it believes that its ability to grant equity-based awards helps Tvardi to attract, retain and motivate employees, consultants and directors, and encourages them to devote their best efforts to its business and financial success. The principal features of its equity incentive plans are summarized below. The summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as an exhibit to the registration statement of which this prospectus forms a part.
2025 Equity Incentive Plan
At a special meeting in April 2025, Cara’s stockholders considered and approved the Company’s 2025 Equity Incentive Plan (the “2025 Plan”), which became effective at the closing of the Merger and following the Reverse Stock Split.
The purpose of the 2025 Plan is to provide a means whereby the Company can secure and retain the services of employees, directors and consultants, to provide incentives for such persons to exert maximum efforts for the success of the Company and its affiliates and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the Company’s common stock through the granting of awards under the 2025 Plan.
Eligibility.   Any individual who is an employee of the Company or any of its affiliates, or any person who provides services to the Company or its affiliates, including members of the Company’s board of directors, is eligible to receive awards under the 2025 Plan at the discretion of the plan administrator. All of the Company’s nonemployee directors, employees and consultants are eligible to receive awards under the 2025 Plan.
Awards.   The 2025 Plan provides for the grant of incentive stock options (“ISOs”) to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, RSU awards, performance awards and other forms of awards to employees, directors and consultants, including employees and consultants of the Company’s affiliates.
Authorized Shares.   As of the Closing Date, there were 935,554 shares of the Company’s common stock available for grant under the 2025 Plan (the “Share Reserve”), subject to subject to adjustment for specified changes in the Company’s capitalization. In addition, the number of shares initially reserved and available for issuance under the 2025 Plan may be increased at the discretion of our board of directors (and without any further action by our stockholders) on January 1 of each year for a period of five years, commencing on January 1, 2026 and ending on January 1, 2030, in an amount not to exceed 5% of the total number of shares of the Fully Diluted Common Stock (as defined in the 2025 Plan) determined on December 31 of the preceding year, if our board of directors acts prior to January 1 of a given year to provide that the increase for such year will occur and to determine the applicable number of additional shares of our common stock. In the absence of action by our board of directors, no such increase will automatically occur.
Shares subject to stock awards granted under the 2025 Plan that expire or terminate without being exercised or otherwise issued in full or that are paid out in cash rather than in shares do not reduce the Share Reserve. Shares withheld under a stock award to satisfy the exercise, strike or purchase price of a stock award or to satisfy a tax withholding obligation do not reduce the Share Reserve. If any shares of Tvardi common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by the Company (1) because of the failure to meet a contingency or vest, (2) to satisfy the exercise, strike or purchase price of an award, or (3) to satisfy a tax withholding obligation in connection with an award, the shares that are forfeited or repurchased or reacquired will revert back to the Share Reserve and will again become available for issuance under the 2025 Plan.
Non-Employee Director Compensation Limit.   The aggregate value of all compensation granted or paid to any non-employee director with respect to any period commencing on the date of the Company’s annual meeting of stockholders for a particular year and ending on the day immediately prior to the date of the Company’s annual meeting of stockholders for the next subsequent year, including stock awards granted and cash fees paid to such non-employee director, will not exceed $750,000 in total value, or in the event such non-employee director is first appointed or elected to the Company’s board of directors during such annual period, $1,000,000 in total value (in each case, calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes). Compensation will count towards this limit for the annual period in which it was granted or earned, and not later when distributed, in the event it is deferred.
Plan Administration.   The Company’s board of directors, or a duly authorized committee thereof, will administer the 2025 Plan and is referred to as the “plan administrator” herein. The Company’s board of directors may also delegate to one or more persons or bodies the authority to do one or more of the following: (i) designate recipients (other than officers) of specified stock awards, provided that no person or body may be delegated authority to grant a stock award to themself; (ii) determine the number of shares subject to such stock award; and (iii) determine the terms of such stock awards. Under the 2025 Plan, the Company’s board of directors has the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value and exercise price, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award, subject to the limitations of the 2025 Plan.
Under the 2025 Plan, the Company’s board of directors also generally has the authority to effect, without the approval of stockholders but with the consent of any materially adversely affected participant, (1) the reduction of the exercise, purchase, or strike price of any outstanding option or stock appreciation right; (2) the cancellation of any outstanding option or stock appreciation right and the grant in substitution therefore of other awards, cash, or other consideration; or (3) any other action that is treated as a repricing under generally accepted accounting principles.
Stock Options.   ISOs and NSOs are granted under stock option agreements approved by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2025 Plan, provided that the exercise price of a stock option cannot be less than 100% of the fair market value of a share of our common stock on the date of grant. Options granted under the 2025 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.
The plan administrator determines the term of stock options granted under the 2025 Plan, up to a maximum of 10 years. Unless the terms of a participant’s stock option agreement provide otherwise or as otherwise provided by the plan administrator, if a participant’s service relationship with the Company or any of the Company’s affiliates ceases for any reason other than disability, death, or cause, the participant may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. Unless the terms of a participant’s stock option agreement provide otherwise or as otherwise provided by the plan administrator, if a participant’s service relationship with the Company or any of the Company’s affiliates ceases due to death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary of the participant may generally exercise any vested options for a period of 18 months following the date of death. Unless the terms of a participant’s stock option agreement provide otherwise or as otherwise provided by the plan administrator, if a participant’s service relationship with the Company or any of the Company’s affiliates ceases due to disability, the participant may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.
The plan administrator will determine the manner of payment of the exercise of a stock option, which may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the participant, (4) a net exercise of the option if it is an NSO or (5) other legal consideration approved by the plan administrator.
Tax Limitations on ISOs.   The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of the Company’s stock plans may not exceed $100,000.
Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of the Company’s total combined voting power or that of any of the Company’s parent or subsidiary corporations unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the ISO does not exceed five years from the date of grant.
Restricted Stock Unit Awards.   RSU awards are granted under RSU award agreements approved by the plan administrator. RSU awards may be granted in consideration for any form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. The plan administrator determines the terms and conditions of RSU awards, including vesting and forfeiture terms, as well as the manner of settlement, which may be by cash, delivery of shares of our common stock, a combination of cash and shares of our common stock, or in any other form of consideration set forth in the RSU award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a RSU award. Except as otherwise provided in the applicable award agreement or by the plan administrator, RSU awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.
Restricted Stock Awards.   Restricted stock awards are granted under restricted stock award agreements approved by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, services to us, or any other form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with the Company ends for any reason, the Company may reacquire any or all of the shares of our common stock held by the participant that have not vested as of the date the participant terminates service with the Company through a forfeiture condition or a repurchase right.
Stock Appreciation Rights.   Stock appreciation rights are granted under stock appreciation right agreements approved by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which cannot be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under the 2025 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of our common stock or in any other form of payment, as determined by the plan administrator and specified in the stock appreciation right agreement.
The plan administrator determines the term of stock appreciation rights granted under the 2025 Plan, up to a maximum of 10 years. Unless the terms of a participant’s stock appreciation rights agreement provide otherwise or as otherwise provided by the plan administrator, if a participant’s service relationship with the Company or any of its affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. Unless the terms of a participant’s stock appreciation rights agreement provide otherwise or as otherwise provided by the plan administrator, if a participant’s service relationship with the Company or any of its affiliates ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.
Performance Awards.   The 2025 Plan permits the plan administrator to grant performance awards, which may be settled in stock, cash or other property. Performance awards may be structured so that the stock, cash or a combination of stock and cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period as determined by the plan administrator. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, our common stock.
Other Stock Awards.   The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.
Changes to Capital Structure.   In the event there is a specified type of change in the capital structure of the Company, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2025 Plan, (2) the class of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued on the exercise of ISOs (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards, and (5) the performance goals of any award if the change in the capital structure affects such goals.
Corporate Transactions.   The following applies to stock awards under the 2025 Plan in the event of a Corporate Transaction (as defined in the 2025 Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with the Company or one of its affiliates.
In the event of a Corporate Transaction (as defined in the 2025 Plan), stock awards outstanding under the 2025 Plan may be assumed or continued, or substitute awards may be issued, by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by the Company with respect to the stock award may be assigned to the Company’s successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or issue substitute awards for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the Corporate Transaction (as defined in the 2025 Plan), or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full (or, in the case of performance awards with multiple vesting levels depending on the level of performance, vesting will accelerate at 100% of the target level unless otherwise provided in the award agreement) to a date prior to the effective time of the Corporate Transaction (as defined in the 2025 Plan) (contingent upon the effectiveness of the Corporate Transaction) (as defined in the 2025 Plan), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction (as defined in the 2025 Plan), and any reacquisition or repurchase rights held by the Company with respect to such stock awards will lapse (contingent upon the effectiveness of the Corporate Transaction (as defined in the 2025 Plan)), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the Corporate Transaction (as defined in the 2025 Plan), except that any reacquisition or repurchase rights held by the Company with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the Corporate Transaction (as defined in the 2025 Plan).
In the event a stock award will terminate if not exercised prior to the effective time of a Corporate Transaction (as defined in the 2025 Plan), the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the value of the property the holder would have received upon the exercise of the award (including, at the discretion of the plan administrator, any unvested portion of such award), over

(ii) any per share exercise price payable by such holder. If the exercise price with respect to a stock award is greater than the value of the property the holder would have received upon the exercise of such award (including, at the discretion of the Tvardi Board, any unvested portion of such award), then such award may be cancelled at the effective time for no consideration.
Change in Control.   Awards granted under the 2025 Plan may be subject to acceleration of vesting and exercisability upon or after a change in control (as defined in the 2025 Plan) as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.
Transferability.   A participant may not transfer stock awards under the 2025 Plan other than by will, the laws of descent and distribution, or as otherwise provided under the 2025 Plan.
Recoupment.   Awards granted under the 2025 Plan are subject to recoupment in accordance with any clawback policy adopted by the Company’s board of directors. In addition, the plan administrator may impose other clawback, recovery or recoupment provisions in an award agreement as the plan administrator determines necessary or appropriate, including a reacquisition right in respect of previously acquired shares of our common stock or other cash or property upon the occurrence of cause.
Plan Amendment or Termination.   The Company’s board of directors has the authority to amend, suspend, or terminate the 2025 Plan at any time, provided that such action does not materially impair (within the meaning of the 2025 Plan) the existing rights of any participant without such participant’s written consent. Certain material amendments also require approval of the Company’s stockholders. No ISOs may be granted after the tenth anniversary of the date that the Cara Board adopts the 2025 Plan. No stock awards may be granted under the 2025 Plan while it is suspended or after it is terminated.
2025 Employee Stock Purchase Plan
At a special meeting in April 2025, Cara’s stockholders considered and approved the Company’s 2025 Employee Stock Purchase Plan (the “2025 ESPP”), which became effective at the closing of the Merger and following the Reverse Stock Split, but no offering has yet commenced under the 2025 ESPP.
The purpose of the 2025 ESPP is to provide a means whereby the Company can align the long-term financial interests of its employees with the financial interests of its stockholders. In addition, the Company board of directors believes that the ability to allow employees to purchase shares of our common stock following the consummation of the Merger will help the Company to attract, retain, and motivate employees and encourage employees to devote their best efforts to the Company’s business and financial success. The 2025 ESPP includes two components: a 423 Component and a Non-423 Component. The Company intends that the share purchase rights under the 423 Component will qualify as options issued under an “employee stock purchase plan” as that term is defined in Section 423(b) of the Code. The share purchase rights under the Non-423 Component will not qualify as options that are subject to Section 423(b) of the Code. Except as otherwise provided in the 2025 ESPP or determined by the Company’s board of directors, the Non-423 Component will operate and be administered in the same manner as the 423 Component.
Share Reserve.   As of the Closing Date, there were 93,555 shares of the Company’s common stock reserved for issuance under the 2025 ESPP (the “Initial Share Reserve”), subject to adjustment for specified changes in the Company’s capitalization. Additionally, the number of shares of common stock reserved for issuance under the 2025 ESPP will automatically increase on January 1 of each year for a period of up to ten years, beginning on January 1, 2026 and continuing through and including January 1, 2035, by an amount equal to the lesser of (i) 1% of the total number of shares of the Fully Diluted Common Stock (as defined in the 2025 ESPP) determined on December 31 of the preceding year, and (ii) a number of shares equal to three times the Initial Share Reserve. Notwithstanding the foregoing, our board of directors may act prior to January 1st of a given year to provide that the increase for such year will be a lesser number of shares.
Shares issuable under the 2025 ESPP may be shares of authorized but unissued or reacquired our common stock, including shares purchased by the Company on the open market. Shares subject to purchase rights granted under the 2025 ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under the 2025 ESPP.

Administration.   The Company’s board of directors, or a duly authorized committee thereof, will administer the 2025 ESPP.
Eligibility.   The Company’s employees and the employees of any of its designated affiliates, will be eligible to participate in the 2025 ESPP, provided they may have to satisfy one or more of the following service requirements before participating in the 2025 ESPP, as determined by the administrator: (1) customary employment with the Company or one of its affiliates for more than 20 hours per week and more than five months per calendar year or (2) continuous employment with the Company or one of its affiliates for a minimum period of time, not to exceed two years, prior to the first date of an offering. In addition, the Company’s board of directors may also exclude from participation in the 2025 ESPP or any offering, employees who are “highly compensated employees” (within the meaning of Section 423(b)(4)(D) of the Code) or a subset of such highly compensated employees. An employee may not be granted rights to purchase stock under the 423 Component of the 2025 ESPP (a) if such employee immediately after the grant would own stock (including stock issuable upon exercise of all such employee’s purchase rights) possessing 5% or more of the total combined voting power or value of all classes of our common stock or (b) to the extent that such rights would accrue at a rate that exceeds $25,000 worth of our common stock for each calendar year that the rights remain outstanding. The Company’s board of directors may approve different eligibility rules for the Non-423 Component.
Offerings.   The 423 Component of the 2025 ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code. The administrator may specify offerings under the 423 Component with a duration of not more than 27 months and may specify one or more shorter purchase periods within each offering. For the Non-423 Component, the administrator may specify offerings, and purchase periods within each offering, as determined by the administrator. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for the employees who are participating in the offering. The administrator, in its discretion, will determine the other terms of offerings under the ESPP. The administrator has the discretion to structure an offering so that if the fair market value of a share of our common stock on any purchase date during the offering period is less than or equal to the fair market value of a share of our common stock on the first day of the offering period, then that offering will terminate immediately, and the participants in such terminated offering will be automatically enrolled in a new offering that begins immediately after such purchase date.
A participant may not transfer purchase rights under the 2025 ESPP other than by will, the laws of descent and distribution, or as otherwise provided under the 2025 ESPP.
Payroll Deductions.   The 2025 ESPP permits participants to purchase shares of our common stock through payroll deductions, subject to such limitations as the administrator specifies. The administrator may limit a participant’s payroll deductions to a certain percentage or amount of pay, or by limiting the number of shares that may be purchased during the offering.
Purchase Price.   Unless otherwise determined by the administrator, the purchase price of the shares will be 85% of the lesser of the fair market value of our common stock on the first day of an offering or on the applicable date of purchase.
Withdrawal.   Participants may withdraw from an offering by delivering a withdrawal form to the Company and terminating their contributions. Such withdrawal may be elected at any time prior to the end of an offering, except as otherwise provided by the administrator. Upon such withdrawal, the Company will distribute to the employee such employee’s accumulated but unused contributions without interest (unless otherwise required by law), and such employee’s right to participate in that offering will terminate. However, an employee’s withdrawal from an offering does not affect such employee’s eligibility to participate in any other offerings under the 2025 ESPP.
Termination of Employment.   A participant’s rights under any offering under the 2025 ESPP will terminate immediately if the participant either (i) is no longer employed by the Company or any of its parent or subsidiary companies (subject to any post-employment participation period required by law) or (ii) is otherwise no longer eligible to participate. In such event, the Company will distribute to the participant such participant’s accumulated but unused contributions, without interest (unless otherwise required by law).

Corporate Transactions.   In the event of certain specified significant corporate transactions, such as a merger or change in control, a successor corporation may assume, continue, or substitute each outstanding purchase right. If the successor corporation does not assume, continue, or substitute for the outstanding purchase rights, the offering in progress will be shortened and a new purchase date will be set. The participants’ purchase rights will be exercised on the new purchase date and such purchase rights will terminate immediately thereafter.
Amendment and Termination.   The Company’s board of directors has the authority to amend, suspend, or terminate the 2025 ESPP, at any time and for any reason, provided certain types of amendments will require the approval of the Company’s stockholders. Any benefits, privileges, entitlements and obligations under any outstanding purchase rights granted before an amendment, suspension or termination of the 2025 ESPP will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such purchase rights were granted, (ii) as necessary to facilitate compliance with any laws, listing requirements, or governmental regulations, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. The 2025 ESPP will remain in effect until terminated by the Company’s board of directors in accordance with the terms of the 2025 ESPP.
2018 Stock Incentive Plan
Legacy Tvardi’s board of directors adopted, and its stockholders approved, the 2018 Plan in March 2018. The 2018 Plan was most recently amended in June 2021. The Company assumed, effective as of the closing of the Merger, the 2018 Plan, as well as the outstanding awards granted thereunder and the award agreements evidencing the grants of such awards, including any awards granted to Tvardi’s named executive officers, in each case subject to applicable adjustments in the manner set forth in the Merger Agreement to such awards. No further awards will be granted under the 2018 Plan following the Merger.
Types of Awards.   The 2018 Plan allows for the grant of ISOs to Tvardi’s employees and any of its subsidiary corporations’ employees, and for the grant of nonqualified stock options, restricted stock, stock appreciation rights, restricted stock unit awards and other stock-based awards to its employees, officers, directors, consultants and advisors and those of Tvardi’s subsidiary corporations.
Authorized Shares.   As of the date of the Merger Agreement, the 2018 Plan provided that 6,657,329 shares of Legacy Tvardi’s common stock would be available for the grant of stock awards under the 2018 Plan. Prior to the Merger, certain stock awards were granted by Legacy Tvardi’s board of directors under the 2018 Plan. As noted above, no further awards will be granted under the 2018 Plan following the Merger.
Plan Administration.   The 2018 Plan is administered by Tvardi’s board of directors or a committee appointed by it (referred to herein as the plan administrator). The plan administrator has authority to, among other things, grant awards and adopt, amend and repeal such administrative rules, guidelines and practices relating to the 2018 Plan as it deems advisable. The plan administrator may construe and interpret the terms of the 2018 Plan and any award agreements entered into under the 2018 Plan. In addition, the plan administrator may correct any defect, supply any omission or reconcile any inconsistency in the 2018 Plan or any award.
Stock Options.   The exercise price per share of all stock options granted under the 2018 Plan may not equal less than 100% of the fair market value per share of Tvardi’s common stock on the date of grant. Options vest as determined by the plan administrator. The plan administrator will determine the methods of payment of the exercise price of an option, which may include cash, check, shares or certain other property or other consideration acceptable to the plan administrator. The term of a stock option may not exceed ten years, and in no event may an option be exercised later than the expiration of its term.
Changes to Capitalization.   In the event of certain specified changes in the capital structure of Tvardi’s common stock, such as a stock split, reverse stock split, stock dividend, reclassification or any other similar event or change in capital structure, (i) the number and class of securities available under the 2018 Plan, (ii) the number and class of securities and exercise price per share of each outstanding option and (iii) the number of shares subject to and the repurchase price per share subject to each outstanding award of restricted stock will be equitably adjusted by Tvardi in the manner determined by the plan administrator.

Reorganization Events.   In the event of a reorganization event (as described below) the plan administrator may take one or more of the following actions with respect to all or any (or any portion of) options granted under the 2018 Plan (unless provided otherwise in a relevant option agreement or other agreement between Tvardi and a participant): (i) provide that such options be assumed or substituted for by the acquiring or succeeding corporation (or an affiliate thereof); (ii) upon written notice to a participant, provide that all of the participant’s unexercised and/or unvested options be terminated immediately prior to such reorganization event unless exercised by the participant within a specified period; (iii) provide that outstanding options become exercisable in whole or in part prior to or upon such reorganization event; (iv) in the event of a reorganization event under the terms of which Tvardi common stock holders will receive a cash payment (referred to as the acquisition price) for each surrendered share, make or provide for a cash payment to participants with respect to each option held by a participant equal to (A) the number of shares of its common stock subject to the vested portion of the option (after giving effect to any vesting acceleration that occurs upon or immediately prior to such reorganization event) multiplied by (B) the excess, if any, of (1) the acquisition price over (2) the exercise price of such award and any applicable tax withholdings, in exchange for the termination of such option; (v) provide that, in connection with its liquidation or dissolution, options be converted into the right to receive liquidation proceeds or (vi) any combination of the foregoing.
For purposes of the 2018 Plan, a “reorganization event” means: (a) any merger or consolidation of the Company with or into another entity as a result of which all of its common stock is converted into or exchanged for the right to receive cash, securities or other property or is cancelled, (b) any transfer or disposition of all of its common stock for cash, securities or other property pursuant to a share exchange or other transaction or (c) Tvardi’s liquidation or dissolution.
The administrator is not obligated to treat all awards in the same manner. The administrator has the discretion, at any time, to provide that an award under the 2018 Plan will vest on an accelerated basis in connection with a corporate transaction or to amend or modify an award so long as such amendment or modification is not inconsistent with the terms of the 2018 Plan or would not result in the impairment of a participant’s rights without the participant’s consent.
Transferability.   The 2018 Plan generally does not allow for the transfer or assignment of awards, other than, at the discretion of the plan administrator, by gift to family members or (other than ISOs) domestic relations orders or to an executor or guardian upon the death or disability of the participant.
Plan Amendment or Termination.   Tvardi’s plan administrator may amend, suspend or terminate the 2018 Plan at any time and for any reason, provided that (i) any modification or amendment does not materially and adversely affect the rights of participants under the 2018 Plan and (ii) stockholder approval is obtained where such approval is required by applicable law.
Non-Employee Director Compensation
Prior to the Merger, Legacy Tvardi provided a $25,000 annual cash retainer, paid in arrears in four quarterly installments, to Mr. Shah and Mr. Wyzga for their service on its board of directors. It also from time to time provided equity compensation to certain non-employee directors for their service on its board of directors.
Legacy Tvardi also had a policy of reimbursing all of its non-employee directors for their reasonable out-of-pocket expenses in connection with attending board of directors and committee meetings. Legacy Tvardi reimbursed all of its non-employee directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings.
The following table sets forth information regarding compensation earned with respect to the fiscal year ended December 31, 2024, by each individual who served as a non-employee director of Legacy Tvardi during such fiscal year.

Name(5)(6)	Fees Earned or Paid in Cash ($)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Sujal Shah(1)	25,000	—	—	25,000
Wallace Hall	—	—	—	—
Jamie McNab(4)	—	—	—	—
Michael Wyzga(1)	25,000	—	—	25,000
Shaheen Wirk, M.D.(7)	—	—	10,000	10,000

(1)
Mr. Shah and Mr. Wyzga were paid an annual cash retainer of $25,000, payable in arrears in four quarterly installments, pursuant to the terms of letter agreements with Legacy Tvardi. Mr. Shah and Mr. Wyzga’s service on the board of Legacy Tvardi terminated upon the closing of the Merger.

(2)
The following table provides information regarding the number of shares of Legacy Tvardi common stock underlying options held by Legacy Tvardi non-employee directors that were outstanding as of December 31, 2024. The share numbers listed in this table reflect retroactive adjustments to the option awards based on the Exchange Ratio.

Name	Shares Underlying Outstanding Options as of December 31, 2024
Sujal Shah	18,441
Wallace Hall	—
Jamie McNab	—
Michael Wyzga	18,441
Shaheen Wirk, M.D.	2,011

(3)
Amounts shown represent $10,000 paid to Mr. Wirk in the fiscal year ended 2024 pursuant to a consulting agreement by and between Legacy Tvardi and Mr. Wirk, dated January 21, 2021, for certain advisory services to be provided to Legacy Tvardi. Tvardi terminated Dr. Wirk’s consulting agreement effective as of March 31, 2025.

(4)
Mr. McNab resigned from the board of directors of Legacy Tvardi on February 20, 2025.

(5)
Dr. Alibhai is not listed in this table, as he is an employee, and his compensation is described under “Executive Compensation” above. Dr. Alibhai received no additional compensation for serving on the Legacy Tvardi board of directors in 2024.

(6)
Ms. Smith was appointed to our board of directors upon the closing of the Merger. Dr. Shiff remained on our board of directors as a designee of Cara upon the closing of the Merger. Neither Ms. Smith nor Dr. Shiff received compensation from Legacy Tvardi for 2024. Dr. Shiff received compensation from Cara for her service as a member of the Cara board of directors in 2024 see the table below for Cara’s non-employee director compensation for 2024.

(7)
Dr. Wirk resigned from our board of directors on July 8, 2025.

The following table shows certain information with respect to the compensation of all of Cara’s non-employee directors for the fiscal year ended December 31, 2024:
Director	Fees earned or paid in cash(1) ($)	Stock awards(2)(3) ($)	Option awards(2)(3) ($)	Total ($)
Jeffrey L. Ives, Ph.D.	72,500	100,000	100,000	$272,500
Martin Vogelbaum	120,000	200,000	200,000	$520,000
Lisa von Moltke	55,000	100,000	100,000	$255,000
Susan Shiff, Ph.D.	62,500	100,000	100,000	$262,500
Helen M. Boudreau	70,000	100,000	100,000	$270,000

(1)
Amounts reflect the annual fees paid to all non-employee directors for their service on Cara’s Board, including for their committee membership and service as Lead Independent Director or Chair of a committee, under Cara’s non-employee director compensation policy, as described below in more detail.

(2)
Amounts reflect the aggregate grant date fair value of options and stock awards granted during 2024 calculated in accordance with ASC Topic 718. The assumptions Cara uses in calculating the grant date fair value of stock options are substantially similar to those set forth in Note 15 to Cara’s unaudited condensed financial statements for the quarter ended September 30, 2024 included elsewhere in this proxy statement/prospectus. These amounts do not reflect the actual economic value that may be realized by the non-employee director.

(3)
The following table sets forth the aggregate number of unvested RSUs and the aggregate number of shares underlying stock options held by Cara’s non-employee directors held as of December 31, 2024 by each non-employee director who was serving as of December 31, 2024:

Director	RSUs	Number of Shares Underlying Options
Jeffrey L. Ives, Ph.D.	4,184	8,902
Martin Vogelbaum	8,369	17,431
Lisa von Moltke	4,184	7,937
Susan Shiff, Ph.D.	4,184	8,491
Helen M. Boudreau	4,184	9,742
Mr. Posner was also a member of Cara’s Board but did not receive any additional compensation for his service as a director. Mr. Posner’s compensation as an executive officer is set forth above under “Executive Compensation.”
Non-Employee Director Compensation Policy
On April 17, 2025, our board of directors adopted a non-employee director compensation policy, pursuant to which we will pay our non-employee directors a cash retainer for their service on our board of directors and for service on each committee of the board of directors of which the director is a member. These retainers are payable in arrears in four equal quarterly installments on the last day of each quarter, provided that the amount of such payment is prorated for any portion of such quarter that the director is not serving on our board of directors or applicable committee. The cash retainers are as follows:
•
Annual board retainer fee — $40,000

•
Chairperson or Lead Independent Director (if any) fee — $30,000

•
Audit Committee

•
Chairperson fee (including member fee) — $15,000

•
Member fee — $7,500

•
Compensation Committee

•
Chairperson fee (including member fee) — $12,000

•
Member fee — $6,000

•
Nominating and Corporate Governance Committee

•
Chairperson fee (including member fee) — $10,000

•
Member fee — $5,000

Under the terms of the policy, we will also reimburse our non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending meetings of the board of directors and its committees.
Under the terms of the policy, our non-employee directors are also entitled to the following equity compensation:
•
Upon initial election or appointment to the board of directors, a stock option to purchase 12,000 shares of our common stock, with an exercise price equal to the fair market value of our common stock on the date of grant, with such option vesting over three years in 12 equal quarterly installments, subject to the director’s continued service as a director through each such vesting date.

•
On the date of each annual meeting of stockholders, for each continuing director, a stock option to purchase 6,000 shares of our common stock, with an exercise price equal to the fair market value of our common stock on the date of grant, with such option vesting on the earlier of (i) the one-year anniversary of the date of grant and (ii) immediately prior to the next annual meeting of stockholders following the date of grant, in each case, subject to the director’s continued service as a director through such date.

For 2025, directors will only receive an initial stock option grant.

CERTAIN RELATIONSHIPS, RELATED PARTY AND OTHER TRANSACTIONS
Described below are any transactions occurring since January 1, 2023 and any currently proposed transactions, other than equity and other compensation, termination, change in control and other arrangements, which are described in the “Executive Compensation” section or which are not required to be disclosed pursuant to the instructions to Item 404 of Regulation S-K, to which we, Legacy Tvardi or Cara was a party and in which:
•
the amounts involved exceeded or will exceed the lesser of $120,000 and 1% of the average of our, Legacy Tvardi’s or Cara’s total assets at year-end for the last two completed fiscal years, as applicable; and

•
any of our, Legacy Tvardi’s or Cara’s directors, executive officers or holders of more than 5% of our, Legacy Tvardi’s or Cara’s capital stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

Cara Related Party Transactions
Support Agreements
Concurrently with the execution of the Merger Agreement, the officers and directors of Cara, and their affiliated funds that hold Cara common stock and who collectively own approximately 1% of the outstanding shares of Cara common stock, entered into the Support Agreements in favor of Tvardi relating to the Merger (the “Cara Support Agreements”). The Cara Support Agreements provided, among other things, that such officers, directors and stockholders would vote all of their shares of Cara common stock: (i) in favor of adopting the Merger Agreement and approving the Merger, the other Contemplated Transactions and the Cara Proposals, (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger and (iii) against any Acquisition Proposal. The Cara Support Agreements terminated automatically upon the effective time of the Merger.
Lock-Up Agreements
Effective as of the closing of the Merger, Susan Shiff entered into a lock-up agreement, pursuant to which Dr. Shiff accepted certain restrictions on transfers of the shares of our common stock held by her for the 180-day period following the effective time of the Merger.
Transactions With Vifor (International) Ltd.
Vifor Pharma License Agreement
In October 2020, Cara entered into a license agreement (the “Vifor Pharma Agreement”) with Vifor (International) Ltd. (“Vifor Pharma”), under which Cara granted Vifor Pharma an exclusive license solely in the United States to use, distribute, offer for sale, promote, sell and otherwise commercialize Cara’s product candidate KORSUVA injection for all therapeutic uses relating to the inhibition, prevention or treatment of itch associated with pruritus in hemodialysis and peritoneal dialysis patients in the United States. Under the Vifor Pharma Agreement, Cara retained all rights with respect to the clinical development of, and activities to gain regulatory approvals of, KORSUVA injection in the United States.
As of March 31, 2025, Vifor Pharma owned 205,465 (after giving retroactive effect to the Reverse Stock Split), or 13.5%, of Cara’s common stock.
Pursuant to the Vifor Pharma Agreement, Cara was eligible to receive payments of up to $240 million upon the achievement of certain sales-based milestones.
In May 2022, Vifor Pharma assigned its rights and obligations under the license agreement and a supply agreement, as permitted under the agreements, to Vifor Fresenius Medical Care Renal Pharma Ltd (“VFMCRP”). Cara’s rights and obligations under these agreements were unaffected by this assignment, and the assignment did not affect Cara’s economic rights under the agreements with Vifor Pharma.

In August 2022, Vifor Pharma Group (which includes Vifor Pharma) was acquired by CSL Limited and subsequently renamed CSL Vifor as part of the acquisition. The acquisition of Vifor Pharma Group did not affect any of Cara’s rights and obligations pursuant to these agreements. In this prospectus, unless the context otherwise requires, “CSL Vifor” refers to CSL Vifor and its affiliated entities, including, where applicable, VFMCRP.
After the assignment of rights of the Vifor Pharma Agreement from Vifor Pharma to VFMCRP in May 2022, the Vifor Pharma Agreement provided full commercialization rights in dialysis clinics to CSL Vifor in the United States under a profit-sharing arrangement. Pursuant to the profit-sharing arrangement, Cara would generally have been entitled to 60% of the net profits (as defined in the Vifor Pharma Agreement) from sales of KORSUVA injection in the United States and CSL Vifor was entitled to 40% of such net profits (excluding sales to Fresenius Medical Center dialysis clinics, compensation for which is governed by a separate license agreement dated May 17, 2018 between Cara and VFMCRP), subject to potential temporary adjustment in future years based on certain conditions. Under the Vifor Pharma Agreement, in consideration of Vifor Pharma’s conduct of the marketing, promotion, selling and distribution of KORSUVA injection in the United States, Cara paid a marketing and distribution fee to Vifor Pharma based on the level of annual net sales. This fee as well as CSL Vifor’s cost of goods sold were deducted from product sales in calculating the net profits that were subject to the profit-sharing arrangement under the agreement.
CSL Vifor paid Cara $2,086,459 and $12,396,960 pursuant to the Vifor Pharma Agreement for the fiscal years ended December 31, 2024 and 2023, respectively.
The Vifor Pharma Agreement was terminated upon consummation of the Asset Disposition (as defined below).
Vifor Pharma Supply Agreement
In connection with the Vifor Pharma Agreement, Cara also had a related supply agreement with Vifor Pharma (the “Vifor Pharma Supply Agreement”), pursuant to which Cara retained the right to make and have made KORSUVA injection, on a non-exclusive basis, in the United States for commercial sale of KORSUVA injection for use in all therapeutic uses to prevent, inhibit or treat itch associated with pruritus in hemodialysis and peritoneal-dialysis patients anywhere in the world and for supply of KORSUVA injection to Vifor Pharma. The supply price was Cara’s cost of goods sold as calculated under U.S. GAAP, plus an agreed upon margin.
CSL Vifor paid Cara $639,611 and $5,842,758 pursuant to the Vifor Pharma Supply Agreement for the fiscal years ended December 31, 2024 and 2023, respectively.
The Vifor Pharma Supply Agreement was terminated upon consummation of the Asset Disposition.
Transactions With Vifor Fresenius Medical Care Renal Pharma Ltd.
Fresenius License Agreement
In May 2018, Cara entered into a license agreement with VFMCRP (the “Fresenius Agreement”) under which Cara granted VFMCRP an exclusive, royalty-bearing license to seek regulatory approval to commercialize, import, export, use, distribute, offer for sale, promote, sell and otherwise commercialize KORSUVA (difelikefalin) injection for all therapeutic uses to prevent, inhibit or treat itch associated with pruritus in hemodialysis and peritoneal-dialysis patients worldwide (excluding the United States, Japan and South Korea). Cara retained full development and commercialization rights for KORSUVA injection for the treatment of CKD-aP in dialysis patients in the United States except in the dialysis clinics of Fresenius Medical Care North America (“FMCN”), where VFMCRP promotes KORSUVA injection under a profit-sharing arrangement.
Cara was eligible to receive from CSL Vifor commercial milestone payments in the aggregate of up to $440.0 million, all of which milestones were sales related. Cara was also eligible to receive tiered double-digit royalty payments based on annual net sales, as defined, of KORSUVA (difelikefalin) injection in the licensed territories. In the United States, CSL Vifor promoted KORSUVA (difelikefalin) injection in the dialysis clinics of FMCNA under a profit-sharing arrangement (subject to the terms and conditions of the Fresenius Agreement) based on net FMCNA clinic sales (as defined in Fresenius Agreement) and Vifor Fresenius Medical Care Renal Pharma Ltd. was entitled to 50% of such net profits, subject to potential adjustments in a calendar year based on certain conditions.
In January 2023, VFMCRP and Winhealth Pharma signed a long-term exclusive licensing agreement for the co-development and commercialization of KORSUVA injection for the treatment of moderate-to-severe pruritus in adult patients undergoing hemodialysis in China.
Vifor Fresenius Medical Care Renal Pharma Ltd. paid Cara $0 and $414,885 pursuant to the Fresenius Agreement for the fiscal years ended December 31, 2024 and 2023, respectively. In addition, no amounts were paid to Cara pursuant to the Fresenius Agreement. In addition, no amounts were paid to Cara pursuant to the Fresenius Agreement following the fiscal year ended December 31, 2024 through the date the agreement was terminated.
The Fresenius Agreement was terminated upon consummation of the Asset Disposition.
Fresenius Supply Agreement
In connection with Fresenius Agreement, Cara also had a related supply agreement with Vifor Fresenius Medical Care Renal Pharma Ltd. (the “Fresenius Supply Agreement”), pursuant to which Cara retained the right to make and have made KORSUVA (difelikefalin) injection worldwide (excluding the United States, Japan and South Korea) (the “Territory”) for commercial sale by Vifor Fresenius Medical Care Renal Pharma Ltd. in or outside the Territory, and for supply of KORSUVA (difelikefalin) injection to Vifor Fresenius Medical Care Renal Pharma Ltd. The supply price was Cara’s COGS, as calculated under U.S. GAAP, plus an agreed upon margin.
Vifor Fresenius Medical Care Renal Pharma Ltd. paid Cara $0 pursuant to the Fresenius Supply Agreement for each of the fiscal years ended December 31, 2024 and 2023. In addition, no amounts were paid to Cara pursuant to the Fresenius Supply Agreement following the fiscal year ended December 31, 2024 through the date the agreement was terminated.
The Fresenius Supply Agreement was terminated upon consummation of the Asset Disposition.
Asset Purchase Agreement
On December 17, 2024, Cara and its subsidiary, Cara Royalty Sub, LLC (“Royalty Sub”, and together with us, each, a “Seller” and together, the “Sellers”), entered into an Asset Purchase Agreement (“APA”) with VFMCRP, pursuant to which, on April 15, 2025, Sellers sold to CSL Vifor and CSL Vifor acquired from Sellers certain assets and rights for the development, manufacture and commercialization of difelikefalin as well as certain associated liabilities (the “Asset Disposition”) for a purchase price of $900,000 (subject to certain adjustments with respect to inventory). Pursuant to the APA, in connection with the consummation of the Asset Disposition, CSL Vifor and HCR (as defined below) entered into a letter agreement with Cara providing that CSL Vifor and HCR would, subject to the satisfaction of conditions to closing under the APA, enter into an amended and restated purchase agreement to amend and replace the existing Purchase and Sale Agreement, dated as of November 1, 2023 (as amended, the “Original HCR Agreement”), by and among Royalty Sub, HCRX Investments HoldCo, L.P. (“HCRX”) and HealthCare Royalty Partners IV, L.P. (“HCR IV” and together with HCRX, “HCR”).. Upon entering into the amended and restated purchase agreement, effective as of the closing of the Asset Disposition: (i) CSL Vifor became obligated to make certain payments to HCR from and after the date thereof relating to certain revenue and/or royalties from difelikefalin, (ii) each of the Contribution Agreement, the License Agreement and the Pledge Agreement (each as defined in the Original HCR Agreement) were terminated, and (iii) Sellers shall have no further payment or other obligations to HCR under the Original HCR Agreement. Additionally, pursuant to the APA, at the consummation of the Asset Disposition, Cara paid CSL Vifor $3.0 million to compensate CSL Vifor for the estimated incremental future expenses to be incurred by CSL Vifor as a result of the transfer of the assets to be acquired and the liabilities to be assumed by it in connection with the Asset Disposition. In connection with the Asset Disposition, Cara assigned the following agreements related to the difelikefalin injection to CSL Vifor:

•
License Agreement dated April 4, 2013 by and between Cara and Maruishi Pharmaceutical Co., Ltd.;

•
License and API Supply Agreement effective as of April 16, 2012, as amended on May 1, 2012, by and between Cara and Chong Kun Dang Pharmaceutical Corporation;

•
API Commercial Supply Agreement effective as of July 5, 2021 between Cara and Polypeptide Laboratories S.A.; and

•
Master Manufacturing Services Agreement effective as of June 27, 2019 between Cara and Patheon UK Limited.

Indemnification Agreements with Executive Officers and Directors
Cara entered into separate indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its amended and restated Bylaws. These agreements, among other things, require Cara to indemnify its directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of its directors or executive officers, or any of its subsidiaries or any other company or enterprise to which the person provides services at its request.
Legacy Tvardi Related Party Transactions
Support Agreements
Concurrently with the execution of the Merger Agreement, the executive officers, directors and certain stockholders of Legacy Tvardi holding approximately 97% of the outstanding Legacy Tvardi capital stock entered into support agreements (the “Tvardi Support Agreements”) in favor of Cara, which provided among other things, that such executive officers, directors and stockholders would vote all of their shares of Legacy Tvardi capital stock, among other things: (i) in favor of adopting the Merger Agreement and approving the Merger, the Company Stockholder Matters (as defined in the Merger Agreement) and the other transactions and actions contemplated by the Merger Agreement, (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger and (iii) against any acquisition proposal involving a third party. The Tvardi Support Agreements terminated automatically upon the effective time of the Merger.
Lock-Up Agreements
Concurrently with the execution of the Merger Agreement, certain executive officers, directors and stockholders of Legacy Tvardi entered into lock-up agreements (the “Lock-Up Agreements”), pursuant to which such persons accepted certain restrictions on transfers of the shares of our common stock held by such persons for the 180-day period following the effective time of the Merger.
Convertible Notes
In multiple closings to be held between December 5, 2024 and December 31, 2024, Legacy Tvardi issued and sold Convertible Notes in an aggregate amount of $28,297,679. The Convertible Notes accrued simple interest at 8% per annum and had a maturity date of December 31, 2026. Upon the closing of the Merger, the outstanding principal balance of such Convertible Notes and all unpaid accrued interest automatically converted into shares of our common stock, at a conversion price equal to 80% of the implied valuation of the combined company in the Merger. The following table summarizes the Convertible Notes purchased by holders of more than 5% of Legacy Tvardi’s capital stock and entities affiliated with its executive officers and members of its board of directors.

Participants(1)	Aggregate Principal Amount of the Convertible Notes ($)
Entities affiliates with Slate Path(2)	2,000,000
BioMatrix Partners Ltd.(3)	1,000,000
Firepit Partners, LP(4)	250,000
Entities affiliated with Solas BioVentures(5)	13,375,000

(1)
Additional details regarding these stockholders or their affiliates and their equity holdings are included in this prospectus under the section titled “Principal Securityholders.”

(2)
Consisted of (i) $1,768,000 in an aggregate principal amount of Convertible Notes purchased by Slate Path Master Fund LP, which were converted into 79,086 shares of our common stock upon the closing of the Merger and (ii) $232,000 in an aggregate principal amount of Convertible Notes purchased by SPB Master Fund LP (together with Slate Path Master Fund LP and other affiliates, “Slate Path”), which were converted into 10,378 shares of our common stock upon the closing of the Merger. Jamie McNab was a member of Legacy Tvardi’s board of directors at the time such Convertible Notes were purchased and a Partner of Slate Path Capital LP, which is the investment manager of Slate Path Master Fund LP and SPB Master Fund LP. Mr. McNab may be deemed to share the power to direct the disposition and vote of the shares received by Slate Path upon conversion of such Convertible Notes, but disclaims beneficial ownership of all shares held by Slate Path except to any pecuniary interest therein.

(3)
The $1,000,000 aggregate principal amount of Convertible Notes purchased by BioMatrix Partners Ltd converted into 44,665 shares of our common stock upon the closing of the Merger. Wallace Hall was a member of Legacy Tvardi’s board of directors and is a limited partner of BioMatrix Partners Ltd. As a limited partner in BioMatrix Partners Ltd., Mr. Hall has a pecuniary interest in any transactions involving the shares received by BioMatrix Partners Ltd. in the conversion of such Convertible Notes.

(4)
The $250,000 aggregate principal amount of Convertible Notes purchased by Firepit Partners, LP converted into 11,183 shares of our common stock upon the closing of the Merger. Wallace Hall was a member of Legacy Tvardi’s board of directors and is the general partner of Firepit Partners, LP. Mr. Hall has sole voting and dispositive power over of any shares received by Firepit Partners, LP. in the conversion of such Convertible Notes.

(5)
Consisted of $13,375,000 in an aggregate principal amount of Convertible Notes purchased by Solas Tvardi Sidecar, LLC, which were converted into 598,288 shares of our common stock upon the closing of the Merger. Upon the closing of the Merger and as a result of the conversion of the Convertible Notes into shares of our common stock, entities affiliated with Solas BioVentures became greater than 5% stockholders of our common stock.

Series B Preferred Stock Financing
In multiple closings held between June 3, 2021 and June 17, 2021, Legacy Tvardi issued and sold an aggregate of 20,055,539 shares of its Series B redeemable convertible preferred stock, $0.001 par value per share (the “Series B Preferred Stock”), at a purchase price of $3.8095 per share for an aggregate purchase price of $74,418,281.20. Immediately prior to the closing of the Merger, the Series B Preferred Stock was converted into shares of Legacy Tvardi common stock, which were then exchanged for shares of our common stock based upon the Exchange Ratio upon the closing of the Merger.
The following table summarizes the Series B Preferred Stock purchased by holders of more than 5% of Legacy Tvardi’s capital stock and entities affiliated with its executive officers and members of its board of directors.

Participants(1)	Shares of Series B Preferred Stock Purchased (#)	Aggregate Purchase Price ($)
Entities affiliates with Slate Path(2)	5,250,032	19,999,996.91
Entities affiliated with Sporos(3)	4,684,679	17,077,031.89
David J. Tweardy	53,695	163,643.82
Entities affiliated with Palkon(4)	3,274,707	12,474,996.33
Shaheen Wirk(5)	31,252	105,830.12
BioMatrix Partners Ltd.(6)	173,448	528,602.73

(1)
Additional details regarding these stockholders and their equity holdings are included in this prospectus under the section titled “Principal Securityholders”

(2)
Consisted of (i) 4,662,044 shares of Series B Preferred Stock held by Slate Path Master Fund LP and (ii) 587,988 shares of Series B Preferred Stock held by SPB Master Fund LP. Jamie McNab was a member of Legacy Tvardi’s board of directors and a Partner of Slate Path Capital LP, which is the investment manager of Slate Path Master Fund LP and SPB Master Fund LP. Mr. McNab may be deemed to share the power to direct the disposition and vote of the shares held by Slate Path, but disclaims beneficial ownership of all shares held by Slate Path except to any pecuniary interest therein.

(3)
Consisted of (i) 3,450,397 shares of Series B Preferred Stock held by Sporos Bioventures LLC and (ii) 1,234,282 shares of Series B Preferred Stock held by Sporos Co-Invest T1 LLC (together with Sporos Bioventures LLC and other affiliates, “Sporos”).

(4)
Consisted of (i) 1,312,508 shares of common stock issuable upon the conversion of Series B Preferred Stock held by Palkon Holdings, LLC and (ii) 1,962,199 of common stock issuable upon the conversion of Series B Preferred Stock held by Palkon TT Holdings, LLC. Palkon GP, LLC is the Manager of Palkon TT Holdings, LLC and the general partner of Palkon Capital LP, which is the sole member of Palkon Holdings, LLC. The address for Palkon entities is 1688 Meridian Ave, Suite 700, Miami Beach, FL 33139. Shaheen Wirk was a member of Legacy Tvardi’s board of directors and is the managing member of Palkon GP, LLC. Dr. Wirk may be deemed to share the power to direct the disposition and vote of the shares held by the Palkon entities, but disclaims beneficial ownership of all shares held by the Palkon entities except to any pecuniary interest therein.

(5)
Consisted of 31,252 shares of Series B Preferred Stock held by Dr. Wirk. Dr. Wirk was a member of Legacy Tvardi’s board of directors.

(6)
Consisted of 173,448 shares of Series B Preferred Stock held by BioMatrix Partners Ltd. Wallace Hall was a member of Legacy Tvardi’s board of directors and a limited partner of BioMatrix Partners Ltd. As a limited partner of BioMatrix Partners Ltd., Mr. Hall has a pecuniary interest in any transactions involving the shares held by BioMatrix Partners.

Founder Royalty Payments
Pursuant to founder restricted stock purchase agreements, entered into on January 25, 2018, as amended, between Legacy Tvardi and each of its founders, David J. Tweardy, M.D., and Ron DePinho, M.D., we are obligated to pay royalties to each such founder in an amount equal to 1% each on the worldwide net sales of TTI-101 and any derivative formulations (“Royalty Bearing Product”). These royalty obligations last, on a country-by-country basis, for the later of (i) the date on which the sale of Royalty Bearing Product is no longer covered by a Covered Patent (as defined below) in such country, or 15 years after the first commercial sale of Royalty Bearing Product in such country. The timing of when its royalty payments will actually be made is uncertain as the payments are contingent upon future activities, including the successful development, regulatory approval and commercialization of a Royalty Bearing Product. A Covered Patent means, subject to certain customary exceptions, an issued patent that is owned by Legacy Tvardi or an affiliate, or for which all rights to develop and commercialize pharmaceutical products for the treatment of any human disorder, are exclusively licensed to Legacy Tvardi or an affiliate by the owner of such patent, with its right or its affiliate’s right to grant sublicenses. Each of Drs. Tweardy and DePinho beneficially own greater than 5% of our common stock. See “Principal Securityholders” for more information.
Investor Agreements
In connection with Legacy Tvardi’s Series B financing, Legacy Tvardi entered into an amended and restated investors’ rights agreement, amended and restated voting agreement, as amended, and amended and restated right of first refusal and co-sale agreement, which contained registration rights, information rights, voting rights and rights of first refusal and co-sale, among other things, with certain of its directors, officers and greater than 5% stockholders, or entities affiliated with such parties. These agreements terminated upon the completion of the Merger.
Indemnification Agreements with Executive Officers and Directors
Legacy Tvardi entered into separate indemnification agreements with certain of its directors and executive officers generally requiring Legacy Tvardi to indemnify those directors or executive officers to the fullest extent permitted by Delaware law, in addition to the indemnification provided for in Legacy Tvardi’s amended and restated certificate of incorporation and bylaws.
Company Related Party Transactions
Investor Agreements
On the Closing Date, the Company and Legacy Tvardi entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with entities affiliated with Palkon, Shaheen Wirk, David J. Tweardy and his affiliated entities and entities affiliated with Wallace Hall, pursuant to which the Company will prepare and file a resale registration statement with the SEC within 45 calendar days following the closing of the Merger for purposes of registering the resale of up to 2,286,161 shares issued in the Merger to such parties. Such shares are subject to the terms of the Lock-Up Agreements. The Company has also agreed, among other things, that the Company will indemnify the affiliates from certain liabilities and pay all fees and expenses (excluding any legal fees of the selling holder(s), and any underwriting discounts and selling commissions) incident to the Company’s obligations under the Registration Rights Agreement.
Indemnification Agreements with Executive Officers and Directors
We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and officers, in addition to the indemnification provided for in our certificate of incorporation and bylaws. The indemnification agreements and our certificate of incorporation and bylaws generally require us to indemnify our directors, executive officers and certain controlling persons to the fullest extent permitted by Delaware law.
Policies and Procedures for Transactions with Related Persons
Our board of directors has adopted a written Amended and Restated Related Person Transactions Policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of “related person transactions.” For purposes of our policy only, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be participants involving an amount that exceeds $120,000 (or, if less, 1% of the average of the Company’s total assets at year end for the last two completed fiscal years), in which any “related person” had, has or will have a direct or indirect interest.
Transactions involving compensation for services provided to us as an employee, consultant or director will not be considered related person transactions under this policy. A related person is any executive officer, director, nominee to become a director or a holder of more than 5% of any class of our voting securities (including our common stock), including any of their immediate family members and affiliates, including entities owned or controlled by such persons.
Under the policy, the related person in question or, in the case of transactions with a holder of more than 5% of any class of our voting securities, an executive officer or director becomes aware of a proposed transaction, must present information regarding the proposed related person transaction to the management of Tvardi for consideration and approval by our Audit Committee (or, where review by our Audit Committee would be inappropriate, to another independent body of our board of directors). To identify related person transactions in advance, we will rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related person transactions, our Audit Committee will take into account the relevant available facts and circumstances, which may include, but are not limited to:
•
the risks, costs, and benefits to us;

•
the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•
the terms of the transaction;

•
the availability of other sources for comparable services or products; and

•
the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

Our Audit Committee will approve only those transactions that are in, or are not inconsistent with, the interests of us and our stockholders, as the Audit Committee determines in the good faith exercise of its discretion. All of the transactions described above were entered into prior to the adoption of such policy.

PRINCIPAL SECURITYHOLDERS
The following table and the related notes present certain information with respect to the beneficial ownership of our common stock by: (i) each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock; (ii) each of our directors; (iii) each of our named executive officers; and (iv) all of our executive officers and directors as a group.
Unless otherwise indicated in the footnotes to this table, we believe that each of the persons named in this table have sole voting and investment power with respect to the shares indicated as beneficially owned.
The following table lists applicable percentage ownership based on 9,373,433 shares of our common stock outstanding as of June 30, 2025. Shares of our common stock that may be acquired by an individual or group within 60 days of June 30, 2025, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of our common stock of any other person shown in the table.
Unless otherwise indicated, the address for the following stockholders is: c/o Tvardi Therapeutics, Inc., 3 Sugar Creek Ctr Blvd, Ste 525, Sugar Land, TX 77478.
Name of Beneficial Owner	Number of Shares Beneficially Owned (#)	Percentage of Shares Beneficially Owned (%)
Greater than 5% Holders:
Entities affiliated with Sporos(1)	837,636	8.94%
Ronald A. DePinho(2)	780,992	8.33%
Entities affiliated with Solas BioVentures(3)	761,287	8.12%
Entities affiliated with Slate Path(4)	704,118	7.51%
David J. Tweardy(5)	652,400	6.96%
Directors and Named Executive Officers:
Imran Alibhai, Ph.D.(6)	370,834	3.81%
Dan Conn, J.D., M.B.A.(7)	79,777	*
John Kauh, M.D.(8)	46,281	*
Sujal Shah(9)	19,441	*
Wallace Hall(10)	45,712	*
Michael Wyzga(11)	16,367	*
Cynthia Smith(12)	1,000	*
Susan Shiff, Ph.D.(13)	14,104	*
All directors and executive officers as a group (10 persons)(14)	630,399	6.33%

*
Represents beneficial ownership of less than 1%.

(1)
Consists of 837,636 shares of common stock held by Sporos Bioventures LLC. The board of managers of Sporos Bioventures LLC consists of Alex Cranberg, Peter Feinberg, Harold Levy, and Rachel Humphrey. The address for Sporos is 3139 West Holcombe Blvd, Houston, TX 77025.

(2)
Consists of (i) 774,003 shares of common stock held by Mr. DePinho, (ii) 3,354 shares of common stock issuable upon the exercise of stock options held by Mr. DePinho that are exercisable within 60 days of June 30, 2025 and (iii) 3,635 shares of common stock held by LR Interests LLC. Mr. DePinho and Lynda Chin are the managers of LR Interests LLC and have shared voting and dispositive power over the shares held by it. The address of LR Interests LLC is 2929 Weslayan St., Houston, Texas 77027.

(3)
Consists of (i) 598,288 shares held by Solas Tvardi Sidecar, LLC and (ii) 162,999 shares of common stock held by Solas BioVentures Fund II, LP. Solas Partners II, LLC is the Manager of Solas Tvardi

Sidecar, LLC and the General Partner of Solas BioVentures Fund II, LP. Solas BioVentures Management, LLC is the Investment Manager of Solas Tvardi Sidecar, LLC and Solas BioVentures Fund II, LP, having been designated as such by Solas Partners II, LLC. C. David Adair, Mark D. Hackett, and David A. Belitz are the Managers of both Solas Partners II, LLC and Solas BioVentures Management, LLC, and those individuals share the voting and dispositive power over the shares held by Solas Tvardi Sidecar, LLC and Solas BioVentures Fund II, LP. The address for Solas Tvardi Sidecar, LLC and Solas BioVentures Fund II, LP. is 412 Georgia Avenue, Suite 201, Chattanooga, TN 37403.
(4)
Based solely on Schedule 13G filed by Slate Path Capital LP and David Greenspan on August 14, 2025. Consists of shares of common stock directly held by Slate Path Master Fund LP (the “Master Fund”), a Cayman Islands exempted limited partnership, and SPB Master Fund LP, a Cayman Islands exempted limited partnership (the “SPB Master Fund”, and, together with the Master Fund, the “Slate Path Funds”). Slate Path Capital LP (the “Investment Manager”), a Delaware limited partnership, is the investment manager of the Slate Path Funds. David Greenspan is the managing partner of Jades GP, LLC, a Delaware limited liability company and the general partner of the Investment Manager. The address for the entities affiliated with Slate Path and Mr. Greenspan is 717 Fifth Avenue, 16th Floor, New York, NY 10022.

(5)
Consists of (i) 649,046 shares of common stock held by David J. Tweardy; and (ii) 3,354 shares common stock issuable upon the exercise of stock options held by David J. Tweardy that are exercisable within 60 days of June 30, 2025.

(6)
Consists of shares of common stock issuable upon exercise of stock options held by Dr. Alibhai that are exercisable within 60 days of June 30, 2025.

(7)
Consists of shares of common stock issuable upon exercise of stock options held by Mr. Conn that are exercisable within 60 days of June 30, 2025.

(8)
Consists of shares of common stock issuable upon exercise of stock options held by Dr. Kauh that are exercisable within 60 days of June 30, 2025.

(9)
Consists of shares of common stock issuable upon exercise of stock options held by Mr. Shah that are exercisable within 60 days of June 30, 2025.

(10)
Consists of (i) 44,712 shares of common stock held by Firepit Partners, LP and (ii) 1,000 shares of common stock issuable upon exercise of stock options held by Mr. Hall that are exercisable within 60 days of June 30, 2025. Mr. Hall is the general partner of Firepit Partners, LP and holds sole voting and dispositive power over the shares held by Firepit Partners, LP. The address for Firepit Partners, LP is 5956 Sherry Lane, Suite 1810, Dallas, TX 75225.

(11)
Consists of shares of common stock issuable upon exercise of stock options held by Mr. Wyzga that are exercisable within 60 days of June 30, 2025.

(12)
Consists of shares of common stock issuable upon exercise of stock options held by Ms. Smith that are exercisable within 60 days of June 30, 2025.

(13)
Consists of (i) 5,612 shares of common stock held by Dr. Shiff and (ii) 8,492 shares of common stock issuable upon exercise of stock options held by Dr. Shiff that are exercisable within 60 days of June 30, 2025.

(14)
Consists of (i) 50,324 shares of common stock beneficially owned by our current directors and executive officers as a group and (ii) 580,075 shares common stock issuable upon the exercise of stock options held by our current directors and executive officers as a group that are exercisable within 60 days of June 30, 2025.

SELLING STOCKHOLDERS
This prospectus relates to the resale by the selling stockholders from time to time of up to an aggregate of 2,084,117 shares of our common stock that were issued to certain investors in the Merger. The selling stockholders may from time to time offer and sell any or all of the shares of our common stock set forth below pursuant to this prospectus and any accompanying prospectus supplement. When we refer to the “selling stockholders” in this prospectus, we mean the persons listed in the table below and their permitted transferees who later come to hold any of the selling stockholders’ interest in the common stock in accordance with the terms of the Registration Rights Agreement, other than through a public sale.
The following table sets forth, as of June 30, 2025, the names of the selling stockholders, the aggregate number of shares of common stock beneficially owned by the selling stockholders, the aggregate number of shares of common stock that the selling stockholders may offer pursuant to this prospectus and the number of shares of common stock that would be beneficially owned by the selling stockholders after the sale of the shares of common stock offered hereby assuming that the selling stockholders sell all of the shares of common stock covered by this prospectus. The percentage of beneficial ownership after the offered shares of common stock are sold is calculated based on based on 9,373,433 shares of our common stock outstanding as of June 30, 2025.
We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the tables have sole voting and sole investment power with respect to the shares of common stock set forth below, subject to community property laws where applicable.
We cannot advise you as to whether the selling stockholders will in fact sell any or all of such common stock. In addition, the selling stockholders may sell, transfer or otherwise dispose of, at any time and from time to time, the common stock offered hereby in transactions exempt from the registration requirements of the Securities Act after the date of this prospectus. For purposes of this table, we have assumed that the selling stockholders will have sold all of the shares of common stock covered by this prospectus upon the completion of the offering.
Selling stockholder information for each additional selling stockholder, if any, will be set forth by a prospectus supplement to the extent required prior to the time of any offer or sale of such selling stockholder’s shares pursuant to this prospectus. Any prospectus supplement may add, update, substitute, or change the information contained in this prospectus, including the identity of each selling stockholder and the number of shares registered on its behalf. A selling stockholder may sell or otherwise transfer all, some or none of such shares in this offering. See “Plan of Distribution.”
Unless otherwise indicated, the address for the following selling stockholders is: c/o Tvardi Therapeutics, Inc., 3 Sugar Creek Ctr Blvd, Ste 525, Sugar Land, TX 77478.
Name of Selling stockholder	Common Stock Beneficially Owned Prior to Offering	Number of Shares of Common Stock Being Offered	Common Stock Beneficially Owned After the Offered Shares of Common Stock are Sold
			Number	Percent
Shaheen Wirk(1)	7,203	4,191	3,012	*
Palkon Holdings, LLC(2)	176,030	176,030	0	—
Palkon TT Holdings, LLC(3)	263,164	263,164	0	—
Firepit Partners, LP(4)	44,712	44,712	0	—
Benjamin John Tweardy 2020 Gift Trust(5)	315,658	315,658	0	—
Daniel James Tweardy 2020 Gift Trust(6)	315,658	315,658	0	—
Samuel David Tweardy 2020 Gift Trust(7)	315,658	315,658	0	—
David J. Tweardy(8)	652,400	649,046	3,354	*
Total Shares	2,090,483	2,084,117	6,366	*

*
Less than 1%

(1)
Shares of common stock beneficially owned prior to the offering, consists of (i) 4,191 shares of common stock held by Dr. Wirk and (ii) 3,012 shares of common stock issuable upon the exercise of stock options held by Dr. Wirk that are exercisable within 60 days of June 30, 2025. Dr. Wirk is a former member of our board of directors and was a member of Legacy Tvardi’s board of directors. Does not include the shares set forth in footnotes (2) and (3) below. Upon Dr. Wirk’s resignation from our board of directors on July 8, 2025, he had vested options to purchase 2,011 shares of our common stock and all unvested options were canceled.

(2)
Palkon GP, LLC is the general partner of Palkon Capital LP, which is the sole member of Palkon Holdings, LLC. Shaheen Wirk is the managing member of Palkon GP, LLC. The address for Palkon Holdings, LLC is 1688 Meridian Ave, Suite 700, Miami Beach, FL 33139. Dr. Wirk may be deemed to share the power to direct the disposition and vote of the shares held by Palkon Holdings, LLC, but disclaims beneficial ownership of all shares held by Palkon Holdings, LLC except to the extent of any pecuniary interest therein.

(3)
Palkon GP, LLC is the Manager of Palkon TT Holdings, LLC. Shaheen Wirk is the managing member of Palkon GP, LLC. The address for Palkon TT Holdings, LLC is 1688 Meridian Ave, Suite 700, Miami Beach, FL 33139. Dr. Wirk may be deemed to share the power to direct the disposition and vote of the shares held by Palkon TT Holdings, LLC, but disclaims beneficial ownership of all shares held by Palkon TT Holdings, LLC except to the extent of any pecuniary interest therein.

(4)
Wallace Hall, is the general partner of Firepit Partners, LP. Mr. Hall is a member of our board of directors and was a member of Legacy Tvardi’s board of directors. The address for Firepit Partners, LP is 5956 Sherry Lane, Suite 1810, Dallas, TX 75225. Mr. Hall has sole voting and dispositive power over the shares held by Firepit Partners, LP.

(5)
Benjamin John Tweardy, the son of David J. Tweardy, one of Legacy Tvardi’s founders, is the Trustee of the Benjamin John Tweardy 2020 Gift Trust.

(6)
Daniel James Tweardy, the son of David J. Tweardy, one of Legacy Tvardi’s founders, is the Trustee of the Daniel James Tweardy 2020 Gift Trust.

(7)
Samuel D. Tweardy, the son of David J. Tweardy, one of Legacy Tvardi’s founders, is the Trustee of the Samuel David Tweardy 2020 Gift Trust.

(8)
Shares of common stock beneficially owned prior to the offering, consists of (i) 649,046 shares of common stock held by David J. Tweardy; and (ii) 3,354 shares common stock issuable upon the exercise of stock options held by David J. Tweardy that are exercisable within 60 days of June 30, 2025. David J. Tweardy is a greater than 5% stockholder and one of Legacy Tvardi’s founders.

Please see the section titled “Certain Relationships, Related Party and Other Transactions” appearing elsewhere in this prospectus for information regarding material relationships with our selling stockholders within the past two years.

DESCRIPTION OF SECURITIES
The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to our amended and restated certificate of incorporation and amended and restated bylaws and applicable provisions of Delaware corporate law.
Authorized Capital Stock
The total number of authorized shares of capital stock consists of (i) 150,000,000 shares of common stock, par value $0.001 per share, and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share. As of June 30, 2025, there were 9,373,433 shares of our common stock outstanding, and no shares of our preferred stock outstanding.
Common Stock
No Preemptive, Redemption or Conversion Rights
Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that it may designate in the future.
Voting Rights
Each outstanding share of common stock entitles the holder thereof to one vote on each matter properly submitted to a vote. Holders of shares of common stock do not have cumulative voting rights in the election of directors.
Dividend Rights
Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of our common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of legally available funds.
Liquidation Rights
Upon our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock.
Preferred Stock
Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to determine or alter for each such series, such voting powers, full or limited, or no voting powers and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof. The board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the Company’s stockholders. The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change of control of the Company or other corporate action and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock.
Board of Directors
Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any special rights of the holders of any series of preferred stock to elect directors, our authorized number of directors shall be determined from time to time by resolution of our board of directors. Our board of directors currently has seven members. Our amended and restated certificate of incorporation provides that the directors shall be divided into three classes, with each class having a three-year term expiring on a staggered basis.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Equiniti Trust Company, LLC. The transfer agent’s address is 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120.
Listing
Our common stock is listed on the Nasdaq Capital Market under the symbol “TVRD.”
Antitakeover Effects of Provisions of Charter Documents and Delaware Law
Our amended and restated certificate of incorporation, our amended and restated bylaws, and certain provisions of the General Corporation Law of the State of Delaware (the “DGCL”) contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of the board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of us by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares held by stockholders.
Classification and Removal of Directors
Our board of directors is classified into three classes of directors. Under Delaware law, directors of a corporation with a classified board may be removed only for cause unless the corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation provides that any director may be removed with cause by the affirmative vote of the holders of at least 66 2/3% of the voting power of all then-outstanding shares of our capital stock entitled to vote generally at an election of directors.
No Cumulative Voting
Our amended and restated certificate of incorporation does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors.
Vacancies on the Board of Directors
Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any limitations imposed by the DGCL and the rights of the holders of any series of preferred stock, any vacancies on our board of directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall, unless the board of directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders, except as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum or by the sole remaining director, and not by the stockholders.
Stockholder Action by Written Consent
Our amended and restated certificate of incorporation and our amended and restated bylaws do not provide for the right of stockholders to act by written consent without a meeting.

Special Stockholder Meetings
Pursuant to our amended and restated bylaws, a special meeting of the stockholders may be called only by the chairperson of the board of directors, the Chief Executive Officer, or the board of directors pursuant to a resolution adopted by the majority of the total number of authorized directors. The board of directors shall determine the time and place, if any, of such special meeting.
Stockholder Nominations and Proposals
Our amended and restated bylaws provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide written notice on a timely basis and also specify requirements as to the form and content of a stockholder’s notice.
Notice of Stockholder Meeting
Our amended and restated bylaws provide that written notice of a meeting of the stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at any such meeting.
If mailed, notice is given when deposited in the U.S. mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the our records. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof, or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his or her attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.
Indemnification
Our amended and restated certificate of incorporation and amended and restated bylaws provide that to the fullest extent permitted by law, we are authorized to provide indemnification of (and advancement of expenses to) our directors, officers and agents (and any other persons to which applicable law permits us to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law.
We have entered into separate indemnification agreements with each of its directors and executive officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws.
Amendment of Certificate of Incorporation
Notwithstanding any other provisions in our amended and restated certificate of incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of stock required by law or by our amended and restated certificate of incorporation or any certificate of designation filed with respect to a series of preferred stock, the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of common stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or repeal Articles V, VI, VII and VIII of our amended and restated certificate of incorporation.
Amendment of Bylaws
Our amended and restated certificate of incorporation and amended and restated bylaws provide that the board of directors is expressly empowered to adopt, amend or repeal our amended and restated bylaws.

Any adoption, amendment or repeal of the our amended and restated bylaws by the board of directors shall require the approval of a majority of the authorized number of directors. Our amended and restated certificate of incorporation also provides that the stockholders shall also have power to adopt, amend or repeal our amended and restated bylaws; provided, however, that, in addition to any vote of the holders of any class or series of stock required by law or by our amended and restated certificate of incorporation, such action by stockholders shall require the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of common stock entitled to vote generally in the election of directors, voting together as a single class.
Choice of Forum
Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on our behalf (B) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders; (C) any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws; or (D) any action asserting a claim against us governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. Notwithstanding the foregoing, these forum selection provisions do not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act or the Exchange Act, or any other claim for which the federal courts of the United States have exclusive jurisdiction.
Delaware Takeover Statute
We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on Nasdaq, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:
•
the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•
on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:
•
any merger or consolidation involving the corporation and the interested stockholder;

•
any sale, transfer, lease, pledge, exchange, mortgage or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•
subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
subject to exceptions, any transaction involving the corporation that has the effect of directly or indirectly increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation beneficially owned by the interested stockholder; or

•
the direct or indirect receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Generally, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

PLAN OF DISTRIBUTION
Each selling stockholder may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of our common stock covered hereby on the principal trading market or any other stock exchange, market or trading facility on which our common stock is traded or in private transactions. The term “selling stockholders” includes their permitted transferees who later come to hold any of the selling stockholders’ interest in the shares of common stock in accordance with the terms of the agreement(s) governing the registration rights applicable to such selling stockholder’s shares, including donees, assignees, pledgees, distributees and other transferees or successors in interest selling shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership, distribution or other transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:
•
ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•
block trades in which the broker-dealer will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•
purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•
an exchange distribution in accordance with the rules of the applicable exchange;

•
privately negotiated transactions;

•
settlement of short sales;

•
in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such shares at a stipulated price per security;

•
through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•
in a distribution to members, partners, stockholders or other equityholders of the selling stockholders;

•
a combination of any such methods of sale or distribution; or

•
any other method permitted pursuant to applicable law.

The selling stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.
In addition, the selling stockholders may elect to make an in-kind distribution of shares of common stock to its members, partners or stockholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus with a plan of distribution. To the extent a distributee is an affiliate of ours (or to the extent otherwise required by law), we may file a prospectus supplement in order to permit the distributees to use the prospectus to resell the shares acquired in the distribution. Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.
In connection with the sale of the shares of common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume. The selling stockholders may also sell shares of common stock short and deliver these shares to close out their short positions, or loan or pledge the shares to broker-dealers that in turn may sell these shares. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities that require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders also may transfer the shares in other circumstances, in which case the transferees, pledgees, donees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
In connection with any sales of common stock offered hereby, the selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock will be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales and any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them will be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the shares.
We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
We agreed to keep this prospectus effective until the earlier of the date that the shares (i) have been sold, pursuant to this prospectus or pursuant to Rule 144 or (ii) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, and without the requirement for us to be in compliance with the current public information requirement under Rule 144 under the Securities Act or any other rule of similar effect. The shares of common stock covered hereby will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares of common stock covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares of common stock covered hereby may not simultaneously engage in market making activities with respect to our common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of our common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS
The validity of the shares of common stock offered hereby has been passed upon for us by Cooley LLP, Washington, DC.
EXPERTS
The financial statements of Tvardi Therapeutics, Inc. as of December 31, 2024 and 2023, and for the years then ended, appearing in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.
The consolidated financial statements of Cara Therapeutics, Inc. at December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and the shares of common stock offered hereby, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.
We are subject to the informational reporting requirements of the Exchange Act. We file reports, proxy statements and other information with the SEC under the Exchange Act. Our SEC filings are available over the Internet at the SEC’s website at http://www.sec.gov. Our website address is https://tvarditherapeutics.com/. The information on, or that can be accessed through, our website is not part of this prospectus.

INDEX TO FINANCIAL STATEMENTS
OF
TVARDI THERAPEUTICS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Tvardi Therapeutics, Inc.
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Tvardi Therapeutics, Inc. (the “Company”) as of December 31, 2024 and 2023, the related statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and does not have sufficient cash on hand or available liquidity to fund operations, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the board of directors and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Prepaid and Accrued Research and Development Expenses — Refer to Notes 2, 4 and 6 to the financial statements
Critical Audit Matter Description
The Company recognizes research and development expenses and records accruals for estimated costs of research and development activities conducted by third-party contract research organizations (CROs) service providers. The majority of the Company’s service providers invoice in arrears for services performed, on a pre-determined schedule, or when contractual milestones are met; however, some require advanced payments. The Company records advance payments to service providers as prepaid expenses and other current assets, which are expensed as the contracted services are performed. The Company accrues for these costs based on factors such as the time period over which services will be performed, the enrollment of patients, and the level of effort to be expended in each period in accordance with its agreements with its third-party service providers for such services.
Given the significant judgments made by the Company in estimating the progress or stage of completion of the services, auditing the Company’s accrued and prepaid research and development expenses related to CROs was especially challenging. Specifically, because the amount of accrued and prepaid research and development expenses is dependent on the Company’s receipt of timely and accurate reporting from third-party service providers, the Company’s estimates of work completed as of the balance sheet date, and the Company’s estimates of the period over which this work will be performed, auditing prepaid and accrued research and development expenses related to CROs required a high degree of auditor judgment and an increased extent of effort.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to testing the prepaid and accrued research and development expenses included the following, among others:
•
We tested the design and implementation of relevant controls over the Company’s review of associated journal entries.

•
We evaluated the Company’s accounting policy for prepaid and accrued research and development liabilities, including the estimation approach for the expenses, for reasonableness.

•
We evaluated the Company’s judgments, including but not limited to, patient enrollment, using the evidence obtained to determine the prepaid and accrued research and development liabilities.

•
We confirmed the monthly patient enrollment directly with the CROs.

•
For a sample of agreements and contracts, we agreed inputs utilized in the estimate of prepaid and accrued research and development liabilities to the underlying contract, corresponding invoices incurred during the period and evidence of payment to test the Company’s disbursements made to third-party service providers.

•
We compared invoices received by the Company subsequent to December 31, 2024, to the accrued research and development expenses related to CROs recognized by the Company.

/s/ Deloitte & Touche LLP
Houston, Texas
April 1, 2025
We have served as the Company’s auditor since 2022.

Tvardi Therapeutics, Inc.
Balance Sheets
(Amounts in thousands, except share and per share amounts)
	As of December 31,
	2024	2023
Assets
Current assets:
Cash and cash equivalents	$31,614	$22,919
Prepaid expenses and other current assets	72	3,239
Total current assets	31,686	26,158
Property and equipment, net	84	116
Intangible assets, net	385	448
Operating lease right-of-use assets	216	262
Deferred offering costs	2,811	—
Other non-current assets	17	17
Total assets	$35,199	$27,001
Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities:
Accounts payable	$2,186	1,611
Accrued expenses	8,078	1,577
Operating lease liabilities, current portion	103	93
Total current liabilities	10,367	3,281
Operating lease liabilities, net of current portion	201	275
Convertible Notes	30,259	—
Total liabilities	40,827	3,556
Commitments and contingencies (Note 14)
Redeemable convertible preferred stock (Series A, B), $0.001 par value; 29,723,540 shares authorized as of December 31, 2024 and 2023; 29,555,538 shares issued and outstanding as of December 31, 2024 and 2023; aggregate liquidation preference of $85,902 as of December 31, 2024 and 2023	85,503	85,503
Stockholders’ Deficit:
Common stock, $0.001 par value; 58,251,629 shares authorized as of December 31, 2024 and 2023; 19,197,914 and 19,134,164 shares issued and outstanding as of December 31, 2024 and 2023, respectively	19	19
Additional paid-in capital	1,086	762
Accumulated deficit	(92,236)	(62,839)
Total stockholders’ deficit	(91,131)	(62,058)
Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$35,199	$27,001
The accompanying notes are an integral part of these financial statements.

Tvardi Therapeutics, Inc.
Statements of Operations
(Amounts in thousands, except share and per share amounts)
	For the Year Ended December 31,
	2024	2023
Operating expenses:
Research and development	$23,650	$15,866
General and administrative	4,457	2,799
Total operating expenses	28,107	18,665
Loss from operations	(28,107)	(18,665)
Interest income	747	1,318
Other income (expense), net	(2,037)	—
Net loss	$(29,397)	$(17,347)
Net loss per share attributable to common stockholders, basic and diluted	$(1.53)	$(0.91)
Weighted-average common shares outstanding, basic and diluted	19,193,932	19,134,096
The accompanying notes are an integral part of these financial statements.

Tvardi Therapeutics, Inc.
Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit
(Amounts in thousands, except share amounts)
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances as of December 31, 2022	29,555,538	$85,503	19,127,914	$19	$446	$(45,492)	$(24)	$(45,051)
Exercise of stock options	—	—	6,250	—	2	—	—	2
Stock-based compensation	—	—	—	—	314	—	—	314
Maturities of short-term investments	—	—	—	—	—	—	24	24
Net loss	—	—	—	—	—	(17,347)	—	(17,347)
Balances as of December 31, 2023	29,555,538	$85,503	19,134,164	$19	$762	$(62,839)	$—	$(62,058)
Exercise of stock options	—	—	63,750	—	5	—	—	5
Stock-based compensation	—	—	—	—	319	—	—	319
Net loss	—	—	—	—	—	(29,397)	—	(29,397)
Balances as of December 31, 2024	29,555,538	$85,503	19,197,914	$19	$1,086	$(92,236)	$—	$(91,131)
The accompanying notes are an integral part of these financial statements.

Tvardi Therapeutics, Inc.
Statements of Cash Flows
(Amounts in thousands)
	For the Year Ended December 31,
	2024	2023
Cash flows from operating activities:
Net loss	$(29,397)	$(17,347)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	95	95
Stock-based compensation expense	319	314
Change in fair value of Convertible Notes	1,807	—
Non-cash lease expense	76	51
Accretion of discounts on short-term investments	—	(194)
Interest accrued on Convertible Notes	154	—
Changes in operating assets and liabilities:
Prepaid expenses and other assets	3,167	(2,869)
Accounts payable and accrued expenses	5,567	(1,008)
Operating lease liabilities	(93)	(82)
Net cash used in operating activities	(18,305)	(21,040)
Cash flows from investing activities:
Maturities of short-term investments	—	22,468
Net cash provided by investing activities	—	22,468
Cash flows from financing activities:
Proceeds from exercise of stock options	5	2
Proceeds from Convertible Notes	28,298	—
Payments of deferred offering costs	(1,303)	—
Net cash provided by financing activities	27,000	2
Net increase in cash and cash equivalents	8,695	1,430
Cash and cash equivalents – beginning of year	22,919	21,489
Cash and cash equivalents – end of year	$31,614	$22,919
Non-cash investing and financing activities
Deferred offering costs included in accounts payable and accrued expenses	$1,508	$—
The accompanying notes are an integral part of these financial statements.

Tvardi Therapeutics, Inc.
Notes to Financial Statements
1.   Nature of the Business and Basis of Presentation
Tvardi Therapeutics, Inc., Tvardi or the Company, incorporated on December 20, 2017, is a Delaware Corporation headquartered in Houston, Texas. The Company is a clinical-stage, biopharmaceutical company focused on the development of novel, oral, small molecule therapies targeting STAT3 to treat fibrosis-driven diseases with significant unmet need. Based upon its founder’s seminal work and deep understanding of the transcription factor, STAT3, the Company has designed an innovative approach to directly inhibit STAT3, a highly validated, yet historically undruggable target. Leveraging this expertise, the Company is developing a pipeline of STAT3 inhibitors with a differentiated mechanism of action and convenient oral dosing. The Company’s lead product candidate, TTI-101, is currently in Phase 2 clinical development for the treatment of fibrosis-driven diseases, with an initial focus on idiopathic pulmonary fibrosis, IPF and hepatocellular carcinoma, HCC.
Risks and Uncertainties
The Company is subject to risks and uncertainties common to early-stage companies in the biopharmaceutical industry, including, but not limited to, successful development of TTI-101 and TTI-109, the development of new technological innovations by competitors, dependence on key personnel, the ability to attract and retain qualified employees, protection of proprietary technology, compliance with governmental regulations and the ability to secure additional capital to fund operations and commercial success of TTI-101 and TTI-109. There can be no assurance that the Company’s research and development will be successfully completed, that adequate protection for the Company’s intellectual property will be maintained, that any therapeutic products developed will obtain required regulatory approval or that any approved or consumer products will be commercially viable. Even if the Company’s development efforts are successful, it is uncertain when, if ever, the Company will generate significant product sales.
Additionally, the Company is subject to risks and uncertainties as a result of global business, political and macroeconomic events and conditions, including increasing financial market volatility and uncertainty, inflation, interest rate fluctuations, uncertainty with respect to the federal budget and debt ceiling and potential government shutdowns related thereto, potential instability in the global banking system, cybersecurity events, the impact of war or military conflict, including regional conflicts around the world, and public health pandemics. The extent to which business, political and macroeconomic factors, including increasing financial market volatility and uncertainty, will impact the Company’s business will depend on future developments that are highly uncertain and cannot be predicted at this time.
Proposed Merger
On December 17, 2024 the Company entered into an agreement and plan of merger and reorganization (the Merger Agreement) with Cara Therapeutics, Inc. (Cara), and CT Convergence Merger Sub, Inc., a wholly-owned subsidiary of Cara (Merger Sub), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Cara (such transaction, the Merger).
Upon completion of the Merger, the business of the Company will continue as the business of the surviving corporation. After the completion of the Merger, Cara will change its corporate name to Tvardi Therapeutics, Inc.
Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the Effective Time):
•
each outstanding share of common stock of Tvardi (including the shares of common stock issuable upon conversion of all shares of preferred stock of Tvardi prior to the Merger), $0.001 par value per share (Tvardi common stock), will be converted into the right to receive a number shares of common stock of Cara, $0.001 par value per share (Cara common stock) in the aggregate, based on a ratio calculated in accordance with the Merger Agreement (the Exchange Ratio); and

•
the outstanding Convertible Notes of Tvardi will be converted into shares of Cara common stock, pursuant to the terms of the Convertible Notes (as defined in Note 8, Convertible Notes).

At the Effective Time, subject to the terms and conditions of the Merger Agreement, Cara will assume outstanding and unexercised options to purchase shares of Tvardi common stock, and in connection with the Merger, they will be converted into options to purchase shares of Cara common stock based on the Exchange Ratio. As of the Effective Time, Cara’s stockholders will continue to own and hold their then existing shares of Cara common stock, which are subject to adjustment for the reverse stock split proposed in connection with the Merger.
The completion of the Merger is subject to customary closing conditions, including, among other things (i) approval by the stockholders of each party of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, (ii) The Nasdaq Stock Market LLC’s approval of the listing of shares of Cara common stock to be issued in connection with the Merger, (iii) the effectiveness of a registration statement filed with the Securities and Exchange Commission (SEC) in connection with the Merger, and (iv) Cara net cash at the Effective Time of at least $18.0 million.
The Merger will be accounted for as an in-substance reverse recapitalization of Cara by Tvardi. The treatment as an in-substance reverse recapitalization is based on the assessment that as a result of, and following, Cara’s discontinuation of its research and development activities, sale of certain of its remaining assets and liabilities in connection to its asset purchase agreement, and settlement of its other remaining operating assets and liabilities, on the closing date of the Merger, Cara is expected to have nominal operations and nominal pre-combination assets. These nominal pre-combination assets are expected to primarily be cash, cash equivalents, and marketable securities. Under this method of accounting, Tvardi will be considered the accounting acquirer for financial reporting purposes.
Liquidity and Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.
The Company has incurred net operating losses and negative cash flows from operations since its inception. During the year ended December 31, 2024, the Company incurred a net loss of $29.4 million and used $18.3 million of cash in operating activities. As of December 31, 2024, the Company had an accumulated deficit of $92.2 million.
To date, the Company has no products approved for marketing and sale and it has not yet recorded any revenue from product sales. The Company’s ability to achieve profitability is dependent on its ability to successfully develop its lead compound, conduct clinical trials, obtain regulatory approvals, and support commercialization activities for its product candidates. Any products developed will require approval of the U.S. Food and Drug Administration, or the FDA, or a foreign regulatory authority prior to commercial sale.
Since inception, the Company has relied primarily on sales of redeemable convertible preferred stock and issuance of convertible debt to fund its operations. The Company’s product candidates are still in the early stages of development, and substantial additional financing will be needed by the Company to fund its operations and ongoing research and development efforts prior to the commercialization of its product candidates.
The Company’s cash and cash equivalents of $31.6 million as of December 31, 2024 is not sufficient to fund its planned operations for at least one year from the issuance date of these financial statements, which raises substantial doubt as to the Company’s ability to continue as a going concern.
Significant additional funding is necessary to maintain current operations and to advance the Company’s research and development activities. The Company is seeking to complete a planned reverse merger with Cara, as discussed above, and plans to seek additional funding through subsequent public or private offerings of equity or debt securities and other funding sources. Alternatively, in the event the Company does not complete the reverse merger, the Company plans to seek additional funding through equity offerings or debt financings, credit or loan facilities, strategic alliances and licensing arrangements. The Company’s ability to access capital when and in the amount needed is not assured. As a result, the Company has concluded that management’s plans do not alleviate substantial doubt about the Company’s ability to continue as a going concern.
The accompanying financial statements do not reflect any adjustments relating to the recoverability and reclassifications of assets and liabilities that might be necessary if the Company is unable to continue as a going concern.
Basis of Presentation
The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The accompanying financial statements represent the accounts of the Company. The Company does not maintain ownership in any subsidiaries and therefore does not consolidate any other entities within the presented financial statements.
2.   Summary of Significant Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and expenses as of and during the reporting period. The Company bases estimates and assumptions on historical experience when available and on various factors that it believes to be reasonable under the circumstances. The Company assesses estimates on an ongoing basis; however, actual results could materially differ from those estimates. Significant estimates and assumptions reflected within these financial statements include, but are not limited to, prepaid and accrued research and development expenses, including those related to contract research organizations, or CROs, contract development manufacturing organizations, or CDMOs, and other third-party vendors, and the valuation of the Company’s common stock, stock- based awards, and Convertible Notes. Changes in estimates are recorded in the period in which they become known.
Concentration of Credit Risk and of Significant Suppliers
The Company’s cash and cash equivalents represent potential concentrations of credit risk. The Company deposits its cash and cash equivalents in financial institutions in amounts that may exceed federally insured limits, has not experienced any losses on such accounts and does not believe it is exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.
The following table presents information about the Company’s significant suppliers:
	For the Year Ended December 31,		As of December 31,
	2024	2023	2024	2023
	% of operating expenses		% of accounts payable
Vendor A	62%	33%	43%	40%
Vendor B	1%	14%	2%	—
Vendor C	3%	8%	8%	10%
Vendor D	—	—	—	19%
	66%	55%	53%	69%
The Company’s preclinical studies and clinical trials and testing could be adversely affected by a significant interruption in the supply chain from its significant suppliers.
Cash and Cash Equivalents
The Company considers all highly liquid investments, with an original maturity of three months or less, to be cash equivalents. Cash equivalents include amounts held in money market funds in the amount of $31.3 million and $21.8 million as of December 31, 2024 and 2023, respectively.

The Company recorded interest income on its cash equivalents of $0.7 million for the year ended December 31, 2024 on its statements on operations. The Company recorded interest income of $1.3 million on its cash equivalents and previously outstanding short-term investments during the year ended December 31, 2023 on its statements of operations. The interest income recorded during the year ended December 31, 2023 is also inclusive of accretion of its discounts on its short-term investments, which fully matured during the year ended December 31, 2023.
Deferred Offering Costs
The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded as a reduction of the proceeds from the offering, either as a reduction of the carrying value of the preferred stock or in stockholders’ deficit as a reduction of additional paid-in-capital generated as a result of the offering. Should the planned equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the statements of operations. The Company recorded deferred offering costs of $2.8 million and $0 as of December 31, 2024 and 2023, respectively.
Fair Value Measurements
Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.
Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:
Level 1 — Quoted prices in active markets for identical assets or liabilities.
Level 2 — Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.
Level 3 — Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.
The Company’s cash equivalents are carried at fair value in Level 1, determined according to the fair value hierarchy described above (refer to Note 3, Fair Value Measurements). The carrying values of the Company’s prepaid expenses and other current assets, accounts payable and accrued expenses approximate their fair values due to the short-term nature of these instruments. The Company’s Convertible Notes (refer to Note 8, Convertible Notes) are carried at fair value, determined according to level 3 inputs in the fair value hierarchy described above. Refer to Note 3, Fair Value Measurements for further information around the fair value of the Convertible Notes.
Property and Equipment
The Company records property and equipment at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset, as follows:
Estimated Useful Life
Computer equipment	3 years
Office equipment	5 years
Leasehold improvements	Shorter of remaining lease term or estimated useful life

Estimated useful lives are periodically assessed to determine if changes are appropriate. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or its estimated useful life. Lease terms are based upon the initial lease agreement and do not consider potential renewals or extensions until such time that the renewals or extensions are contracted. Expenditures for maintenance and repairs that do not improve or extend the life of the respective assets are expensed as incurred. When assets are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation or amortization are eliminated from the balance sheets and any resulting gains or losses are included in the statements of operations in the period of disposal.
Depreciation and amortization expense related to property and equipment, net was less than $0.1 million for each of the years ended December 31, 2024 and 2023.
Intangible Assets
Intangible assets consist of licenses for exclusive use of patent rights owned by a third party, which are amortized using the straight-line method over the estimated periods of benefit, generally the remaining life of the underlying licensed patents.
The Company reviews intangible assets for impairment whenever conditions exist that indicate the carrying value may not be recoverable, such as an economic downturn in the market or a change in the assessment of future operations. No impairment was recorded for the years ended December 31, 2024 and 2023.
Refer to Note 15, Licensing Agreements, for further detail on the Company’s licenses.
Impairment of Long-lived Assets
The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset group are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset group over its fair value. For the years ended December 31, 2024 and 2023, the Company did not record any impairment losses on long-lived assets.
Operating Leases
The Company determines whether an arrangement is or contains a lease, as defined by Accounting Standards Update, or ASU, 2016-02, Leases (Topic 842), or ASC 842, at contract inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Company obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. If an arrangement is determined to be or contain a lease, the lease is assessed for classification as either an operating or finance lease at the lease commencement date, defined as the date on which the leased asset is made available for use by the Company, based on the economic characteristics of the lease.
ASC 842 includes certain practical expedients that can be elected for new leases that are executed after the adoption of the new requirements. The Company elected the practical expedient to not separate lease and non-lease components. The Company also elected to apply the short-term lease recognition exemption which eliminates the requirement to present on the balance sheets leases with a term of 12 months or less. These two practical expedients were elected for all classes of underlying assets.
At the lease commencement date, the Company recognizes a lease liability and a right-of-use, or ROU, asset representing its right to use the underlying asset over the lease term. The initial measurement of the lease liability is calculated as the present value of the future lease payments in the contract and the ROU asset is measured as the lease liability plus initial direct costs and prepaid lease payments, less lease incentives granted by the lessor. The subsequent measurement of a lease is dependent on whether the lease is classified as an operating lease or a finance lease. Operating lease cost is recognized on a straight-line basis over the lease term in the statements of operations and comprehensive loss.
The Company’s lease requires other payments such as costs related to taxes, insurance, maintenance, and other expenses. These costs are generally variable in nature and based on the actual costs incurred and required by the lease. As the Company has elected to not separate lease and non-lease components for all classes of underlying asset, all variable costs associated with the lease are expensed in the period incurred and presented and disclosed as variable lease costs. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive financial covenants.
ASC 842 requires that a lessee use the rate implicit in the lease when measuring the lease liability and ROU asset. If the rate implicit in the lease is not readily determinable, the Company is permitted to use its incremental borrowing rate, which is defined as the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. Since the rate implicit in the lease is not readily determinable, the Company uses its incremental borrowing rate when measuring its leases. The incremental borrowing rate is calculated by considering the Company’s credit standing, the lease term and other quantitative and qualitative factors.
Most leases include options to renew and, or, terminate the lease, which can impact the lease term. The exercise of these options is at the Company’s discretion. Periods covered by an option to extend a lease are not included in the lease term as the Company is not reasonably certain it will exercise this option. Additionally, periods covered by an option to terminate the lease are included in the lease term as it is reasonably certain that the Company will not exercise this option.
Classification of Redeemable Convertible Preferred Stock
The holders of Series A and Series B redeemable convertible preferred stock, or the Preferred Stock, have certain liquidation rights in the event of a liquidation event or a deemed liquidation event that, in certain situations, are not solely within the control of the Company and would call for the redemption of the then outstanding Preferred Stock (see Note 9 Redeemable Convertible Preferred Stock, for further detail). Therefore, the Preferred Stock is classified as temporary equity on the accompanying balance sheets.
Convertible Notes
The Company performed an analysis of all of the terms and features of the Convertible Notes (as defined in Note 8, Convertible Notes) and has elected the fair value option to account for the Convertible Notes to simplify the accounting for the identified embedded derivatives, such as automatic conversion upon the closing of a qualified financing event, initial public offering (IPO), or reverse merger, which would require bifurcation and separate accounting. Among meeting other applicable criteria for electing the fair value option, the Company concluded that it was appropriate to apply the fair value option to the Convertible Notes because they are liabilities that are not classified as a component of stockholders’ deficit. As a result of applying the fair value option, debt issuance costs incurred related to the Convertible Notes were expensed as incurred and not deferred.
The Convertible Notes will be remeasured at fair value at each balance sheet date until repayment or conversion. Changes to the fair value of the Convertible Notes will be recorded in other income (expense), net in the Company’s statement of operations. The Company has also elected the option of combining interest expense and the change in fair value as a single line item within the Company’s statement of operations. Refer to Note 3, Fair Value Measurements, for further detail regarding the valuation of the Convertible Notes.
Segment Information
Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or CODM, in deciding how to allocate resources and in assessing performance. The Company’s CODM, its Chief Executive Officer and Chief Financial Officer, view the Company’s operations as a single operating segment, which is the business of discovering and developing novel orally bioavailable, small molecule therapies across a broad range of diseases driven by STAT3 with high unmet need.
All of the Company’s long-lived assets are held in the United States.
Refer to Note 17, Segment Reporting, for additional disclosures related to segment information.
Research and Development Expenses
Research and development expenses are expensed as incurred. Research and development expenses include wages, associated employee benefits, and stock-based compensation expense of employees engaged in research, amortization of licensed intangible assets, external costs of third-party vendors that conduct research and development and manufacturing activities on behalf of the Company, and other operational costs related to the Company’s research and development activities.
Prepaid and Accrued Research and Development Expenses
The Company recognizes research and development expense and records accruals for estimated costs of research and development activities conducted by third-party service providers, which include CROs that conduct research, preclinical studies and clinical trials on the Company’s behalf, including in connection with the Company’s research and development arrangement, and CDMOs that manufacture the Company’s product candidate for use in preclinical studies and clinical trials. The majority of the Company’s service providers invoice in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advanced payments. The Company makes estimates of the accrued expenses and includes these costs in accrued liabilities in the balance sheets and within research and development expense in the statements of operations based on facts and circumstances known to the Company at that time. These costs are a significant component of the Company’s research and development expenses.
The Company accrues for these costs based on factors such as estimates of the amount of work completed through discussions with internal personnel and external service providers as to the progress or stage of completion of the services and in accordance with agreements established with its third-party service providers for such services. The Company makes significant judgments and estimates in determining the accrued research and development liabilities balance at each reporting period. As actual costs become known, the Company adjusts its accrued estimates. To date, there have been no material adjustments to the Company’s estimates of accrued research and development expenses. The Company records advance payments to service providers as prepaid expenses and other current assets, which are expensed as the contracted services are performed. If the actual timing of the performance of services varies from the estimate, or the Company receives any change orders from its third-party providers, then the Company adjusts the amount of the accrued expense or the prepaid expense accordingly.
General and Administrative Expenses
General and administrative expenses consist primarily of salaries and benefits, including stock- based compensation expense, for employees in operating and finance functions and directors, as applicable; professional fees for legal, accounting, auditing, tax and consulting services; travel expenses; and facility-related expenses, which include expenses for rent and maintenance of facilities and other operating costs. The Company expenses all general and administrative expenses as incurred.
Patent Costs
All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recoverability of the expenditure. Amounts incurred are classified as general and administrative expenses in the Company’s statements of operations.
Stock-based Compensation
The Company measures all stock-based awards granted to employees, officers, directors, consultants, and advisors based on the fair value on the date of the grant, and recognizes the resulting fair value over the requisite service period. The Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options granted. The Company has elected to recognize stock- based compensation expense for service-based stock options with graded vesting on a straight-line basis over the requisite service period, which is generally the vesting period. The Company accounts for forfeitures as they occur. The Company classifies stock-based compensation expense in its statements of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.
The Company measures stock-based compensation costs for employees and non-employees at the grant date based on the estimated fair value of the award, which is reviewed periodically, and recognizes compensation expense on a straight-line basis over the vesting period which approximates the requisite service period. Compensation expense is recognized with an offsetting credit to additional paid-in capital.
Net Loss Per Share
The Company calculated basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method required for companies with participating securities. The Company’s redeemable convertible preferred stock is considered participating as the holders are entitled to receive dividends in preference and priority to the holders of common stock. The two-class method determines net loss per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period has been distributed. There is no allocation required under the two-class method during periods of loss since the participating securities do not have a contractual obligation to share in the losses of the Company.
Under the two class method, basic net loss per share attributable to common stockholders is computed by dividing net loss attributed to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by: (i) adjusting net loss attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities and (ii) dividing the diluted net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period, including potential dilutive shares of common stock. For purposes of this calculation, the Convertible Notes, redeemable convertible preferred stock and stock options to purchase common stock are considered potential dilutive shares of common stock. The potentially dilutive shares of common stock outstanding during the period are calculated using the (i) if-converted method for the Convertible Notes and redeemable convertible preferred stock and (ii) treasury stock method for the options to purchase common stock, except where the effect of including these securities would be anti-dilutive.
The Company has generated a net loss in all periods presented, and therefore the basic and diluted net loss per share attributable to common stockholders are the same as the inclusion of the potentially dilutive securities would be anti-dilutive.
Income Taxes
The Company provides for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Realization of deferred tax assets is dependent upon future earnings, the timing and amount of which are uncertain. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.
The Company utilizes a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon tax authority examination, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.
Recently Adopted Accounting Pronouncements
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, or ASU 2023-07. ASU 2023-07 expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. All disclosure requirements under ASU 2023-07 are also required for public entities with a single reportable segment. The Company adopted the guidance in the fiscal year beginning January 1, 2024. There was no impact on the Company’s reportable segments identified and additional required disclosures have been included in Note 17, Segment Reporting.
Recently Issued Accounting Pronouncements Not Yet Adopted
In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, or ASU 2023-09. ASU 2023-09 requires public business entities to disclose additional information in specified categories with respect to the reconciliation of the effective tax rate to the statutory rate (the rate reconciliation) for federal, state, and foreign income taxes. It also requires greater detail about individual reconciling items in the rate reconciliation to the extent the impact of those items exceeds a specified threshold (if the effect of those reconciling items is equal to or greater than 5% of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). In addition to new disclosures associated with the rate reconciliation, ASU 2023-09 requires information pertaining to taxes paid (net of refunds received) to be disaggregated for federal, state, and foreign taxes and further disaggregated for specific jurisdictions to the extent the related amounts exceed a quantitative threshold. The amendments are effective for public business entities for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted. As of December 31, 2024, the Company has not yet adopted this new ASU however the Company expects no impact to its operations, cash flows, financial condition, or any related disclosures, upon adoption.
In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments in ASU 2024-03 address investor requests for more detailed expense information and require additional disaggregated disclosures in the notes to financial statements for certain categories of expenses that are included in the statement of operations. This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the provisions of this guidance and the potential impact on its financial statements and disclosures.

3.   Fair Value Measurements
The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy used to determine such fair values (in thousands):
	Fair Value Measurements as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Financial assets:
Cash equivalents:
Money market funds	$31,303	$—	$—	$31,303
Total financial assets	$31,303	$—	$—	$31,303
Financial liabilities:
Convertible Notes	$—	$—	$30,259	$30,259
Total financial liabilities	$—	$—	$30,259	$30,259
	Fair Value Measurements as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Financial assets:
Cash equivalents:
Money market funds	$21,762	$—	$—	$21,762
Total financial assets	$21,762	$—	$—	$21,762
The Company did not have any Level 3 assets or liabilities as of December 31, 2023. There were no transfers between Levels during the periods presented.
The following table presents the changes in the fair value of the Level 3 Convertible Notes (in thousands):
Amounts
Balance as of December 31, 2023	$—
Convertible Notes issuance	28,298
Accrued interest as of December 31, 2024	154
Change in fair value of the Convertible Notes	1,807
Balance as of December 31, 2024	$30,259
Valuation of Convertible Notes
In December 2024, the Company issued and sold Convertible Notes (as defined in Note 8, Convertible Notes) in an aggregate principal amount of $28.3 million. The fair value of the Convertible Notes at issuance and as of December 31, 2024 was estimated based on significant inputs not observable in the market, which represent Level 3 measurements within the fair value hierarchy. The Convertible Notes were valued using a scenario-based valuation analysis requiring a probability of inputs including the probability of occurrence of events that would trigger conversion of the Convertible Notes and the expected timing of such events.

The following table presents the assumptions, estimates, and contractual features incorporated into the valuation of the Convertible Notes as of December 31, 2024:
Inputs
Time to Qualified/non-Qualified financing (in years)	0.25
Time to IPO (in years)	0.25
Time to reverse merger (in years)	0.33
Time to dissolution (in years)	n/a
Interest rate (risk-free)	4.37%
Conversion discount rate	20.00%
In addition to the inputs in the table, the Company’s assumptions and estimates incorporated into the valuation included probabilities assigned to each of the scenarios above, including a Qualified/non-Qualified financing (as defined in Note 8, Convertible Notes), IPO, reverse merger, and dissolution. Refer to Note 8, Convertible Notes, for further details surrounding the Qualified/non-Qualified Financing, IPO, reverse merger, and other settlement scenarios.
4.   Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consisted of the following as of December 31, 2024 and 2023 (in thousands):
	As of December 31,
	2024	2023
Prepaid research and development expenses	$18	$3,203
Other prepaid expenses	54	36
Total prepaid expenses and other current assets	$72	$3,239
5.   Intangible Assets
Intangible assets consisted of the following as of December 31, 2024 and 2023 (in thousands):
	As of December 31,
	2024	2023
Licensed patent rights	$826	$826
Less: accumulated amortization	(441)	(378)
Total intangible assets, net	$385	$448
As of December 31, 2024, the expected remaining amortization expense is as follows (in thousands):
Year Ended December 31,	Amount
2025	63
2026	63
2027	63
2028	63
2029	63
Thereafter	70
Total	$385
The Company recognized less than $0.1 million for amortization expense for each of the years ended December 31, 2024 and 2023. Amortization expense is included in research and development expense in the statements of operations.

6.   Accrued Expenses
Accrued expenses consisted of the following as of December 31, 2024 and 2023 (in thousands):
	As of December 31,
	2024	2023
Accrued research and development expenses	$5,172	$518
Accrued employee compensation and benefits	1,142	942
Accrued professional fees	1,756	108
Other accrued expenses	8	9
Total accrued expenses	$8,078	$1,577
7.   Leases
The Company has one operating lease pertaining to 5,969 square feet of corporate office space in Sugar Land, Texas pursuant to a lease agreement that commenced April 1, 2022. As of December 31, 2024 the remaining term of lease was 2.58 years. The lease requires monthly lease payments that are subject to annual increases throughout the lease term.
The components of lease costs, which are included within general and administrative expenses in the Company’s statements of operations were as follows (in thousands):
	For the Year Ended December 31,
	2024	2023
Lease costs:
Operating lease cost	$96	$90
Variable lease cost	80	83
Total lease costs	$176	173
Supplemental disclosure of cash flow information related to the lease were as follows (in thousands):
	For the Year Ended December 31,
	2024	2023
Operating cash flows from operating leases	$197	$194
The weighted-average discount rate and remaining lease term were as follows:
	For the Year Ended December 31,
	2024	2023
Weighted-average discount rate	9.50%	9.50%
Weighted-average remaining lease term	2.58	3.67

As of December 31, 2024, the maturities of the Company’s operating lease liabilities were as follows (in thousands):
Year Ended December 31,	Amount
2025	$126
2026	129
2027	88
Total lease payments	343
Less: imputed interest	(39)
Present value of lease liabilities	304
Less: operating lease liabilities, current portion	$103
Operating lease liabilities, net of current portion	$201
8.   Convertible Notes
In December 2024, Tvardi entered into a note purchase agreement to issue and sell convertible notes (the Convertible Notes) in an aggregate principal amount of $28.3 million. The Convertible Notes accrue interest at 8% per annum and mature on December 31, 2026 (the Maturity Date). As of December 31, 2024, the Company has recorded $0.2 million in accrued interest.
Pursuant to the terms of the note purchase agreement, the Convertible Notes may be converted into shares of common stock or other equity securities upon (i) a Qualified Financing or non-Qualified Financing (both as defined below), (ii) an IPO, or (iii) a reverse merger, as further discussed below.
Conversion upon a Qualified Financing
In the event that the Company issues and sells shares of its equity securities to investors while the Convertible Notes remain outstanding in an equity financing with total proceeds of at least $15.0 million (a Qualified Financing), then the outstanding principal amount of the Convertible Notes and any unpaid accrued interest shall automatically convert into equity securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the price paid per share of the equity securities by the investors in the Qualified Financing multiplied by 0.8 and (ii) the quotient resulting from dividing $252.0 million by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Financing.
Optional conversion upon a non-Qualified Financing
In the event that the Company consummates, while the Convertible Notes remain outstanding, an equity financing pursuant to which it sells shares of the Company’s preferred stock in a transaction that does not constitute a Qualified Financing, the noteholders holding a majority of the outstanding principal amount of the Convertible Notes shall have the option to treat such equity financing as a Qualified Financing and thereby cause the Convertible Notes to convert into equity securities pursuant to the terms of the Qualified Financing.
Conversion upon on IPO
In the event that the Company consummates, while the Convertible Notes remain outstanding, an underwritten IPO, then the outstanding principal amount of the Convertible Notes and any unpaid accrued interest shall automatically convert into shares of the Company’s common stock at a conversion price equal to the lesser of (i) 80% of the initial public offering price per share in the IPO and (ii) the price obtained by dividing $300.0 million by the number of outstanding shares of the Company’s common stock immediately prior to the IPO.
Conversion upon on a reverse merger
In the event that the Company consummates, while the Convertible Notes remain outstanding, a reverse merger transaction with a public traded company, the primary purposes of which transaction or series of related transactions is the public listing of the Company and pursuant to which the stockholders of the Company prior to such transactions shall beneficially own greater than 50% of the surviving entity or the parent entity, then the outstanding principal amount of the Convertible Notes and any unpaid accrued interest shall automatically convert into common stock of such publicly traded company upon the closing of such reverse merger at a conversion price equal to the lesser of (i) the price obtained by dividing $300.0 million by the number of outstanding shares of common stock of the Company immediately prior to the consummation of the reverse merger or (ii) 80% of the implied valuation of the combined company common stock in the Merger.
Payout upon a change of control
In the event that the Company consummates a change of control (as defined within the note purchase agreement to be events other than a reverse merger) while the Convertible Notes remain outstanding, the Company shall repay the note holders in cash an amount equal to (i) the outstanding principal amount of the Convertible Notes plus any unpaid accrued interest on the original principal, plus (ii) a repayment premium equal to 100% of the outstanding principal amount of the Convertible Notes.
Maturity date conversion
In the event the Convertible Notes remain outstanding on or following the Maturity Date, the noteholders shall have the option to elect to have the outstanding principal balance of the Convertible Notes and any unpaid accrued interest thereon convert into shares of the Company’s Series B Preferred Stock at a conversion price per share equal to $3.8095.
The Convertible Notes were recorded at fair value of $28.3 million upon issuance and were remeasured to the fair value of $30.1 million as of December 31, 2024. The change in the fair value of the Convertible Notes of $1.8 million was recorded within other income (expense), net on the Company’s statement of operations for the year ended December 31, 2024. There was approximately $0.1 million of debt issuance costs incurred in connection with the Convertible Notes. This amount was recognized within other income (expense), net in the Company’s statement of operations during the year ended December 31, 2024.
The future minimum principal payments under the Convertible Notes, if not otherwise converted pursuant to the terms above, as of December 31, 2024 are as follows:
Years ended December 31,	Principal Payments
2025	$—
2026	28,298
Thereafter	—
Total	$28,298
9.   Redeemable Convertible Preferred Stock
The Company has issued Series A preferred stock and Series B preferred stock, which are collectively referred to as the Preferred Stock. As of December 31, 2024 and 2023, the Company authorized the issuance of 29,723,540 shares of Preferred Stock, par value of $0.001 per share, of which 9,499,999 have been designated Series A preferred stock and 20,223,541 have been designated Series B preferred stock.
Series A Preferred Stock
During 2018, the Company entered into the Series A preferred stock purchase agreements for 8,550,340 shares of Series A preferred stock with par value of $0.001 each at a price $1.00 per share, or the Series A Original Issue Price, with a group of investors for net proceeds of $8.4 million, or the Series A Financing. In addition, in connection with the closing of the Series A Financing, then outstanding convertible promissory notes of $0.4 million were converted into 449,659 shares of Series A preferred stock at the Series A Original Issue Price paid by the Series A Financing investors.

Series B Preferred Stock
In June 2021, the Company entered into the Series B preferred stock purchase agreements for 17,452,411 shares of Series B preferred stock with par value of $0.001 each at a price $3.8095 per share, or the Series B Original Issue Price, with a group of investors for net proceeds of $66.3 million, or the Series B Financing. In addition, in connection with the closing of the Series B Financing, (i) then outstanding convertible promissory notes of $7.9 million were converted into 2,603,128 shares of Series B preferred stock at 80% of the Series B Original Issue Price paid by the Series B Financing investors and (ii) a then outstanding translational research grant of $0.5 million was converted into 500,000 shares of Series A Preferred Stock at a conversion price of $1.00 per share pursuant to the terms of grant agreement, dated as of March 2018.
The following tables summarize the Company’s redeemable convertible preferred stock as of December 31, 2024 and 2023 (in thousands except share and per share amounts):
	Par Value	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A preferred stock	$0.001	9,499,999	9,499,999	$9,327	$9,500	9,499,999
Series B preferred stock	0.001	20,223,541	20,055,539	76,176	76,402	20,055,539
		29,723,540	29,555,538	$85,503	$85,902	29,555,538
The key terms of Preferred Stock are as follows:
Dividends
The Company shall not declare, pay or set aside any dividends on shares or any other class or series of capital stock (other than dividends on shares of the Company’s common stock payable in shares of common stock) unless first the holders of Series B preferred stock shall first receive, or simultaneously receive, a dividend on each outstanding preferred stock, and second, the holders of the Series A preferred stock shall next receive, or simultaneously receive a dividend on each outstanding preferred stock. If the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of Preferred Stock shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest dividend. There have been no dividends declared by the Company’s board of directors, or the Board, as of December 31, 2024 and 2023.
Voting Rights
The holder of each share of Series A and Series B preferred stock shall have the right to one vote for each share of common stock into which such Series A and Series B preferred stock could then be converted.
Right to Elect Directors
Holders of Series A preferred stock are entitled to elect two directors of the Company. The holders of Series B preferred stock are entitled to elect one director of the Company. The holders of the Company’s common stock are entitled to elect one director of the Company. The holders of Preferred Stock and Common Stock (voting together as a single class and not as separate series and on as- converted basis) shall be entitled to elect any remaining director of the Company.
Conversion
Each share of Preferred Stock is convertible at the option of the holder, at any time, and without the payment of additional consideration by the holder. In addition, each share of Preferred Stock will be automatically converted into shares of common stock at the applicable conversion ratio then in effect upon either (i) the closing of a firm-commitment underwritten public offering of the Company’s common stock at a price of at least $5.7143 per share resulting in at least $50.0 million of gross proceeds to the

Company, or (ii) the vote or written consent of the holders of a majority of the outstanding shares of Preferred Stock, voting as a single class.
The conversion ratio of Series A and Series B Preferred Stock is determined by dividing the respective original issue price by the applicable conversion price in effect at the time of conversion. The conversion price is $1.00 and $3.8095 per share for Series A and Series B preferred stock, respectively. As of December 31, 2024, each outstanding share of Preferred Stock was convertible into the Company’s common stock on a one-for-one basis.
Liquidation
In the event of liquidation, dissolution, or winding up of the Company or upon the occurrence of a Deemed Liquidation Event (as defined below), the holders of Series B preferred stock then outstanding are entitled to distribution of the Company’s assets or funds, before the holders of Series A preferred stock and common stock, in an amount per share equal to the greater of (i) the Series B Original Issue Price ($3.8095 per share), plus any dividends declared but unpaid, or (ii) the amount per share that would have been payable had all shares of Series B preferred stock been converted to common stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If the assets of the Company are insufficient to pay holders of the Series B Preferred Stock the full amount to which they are entitled, they shall be paid ratably in proportion to the respective amounts they would have received had they been paid in full.
In the event of liquidation, dissolution, or winding up, after the Series B preferred stock holders have been paid in full, the holders of Series A preferred stock are entitled to distribution of the Company’s assets or funds, before the common stock, in amount per share equal to the greater of (i) the Series A Original Issue Price ($1.00 per share), plus any dividends declared but unpaid, or (ii) the amount per share that would have been payable had all shares of Series A preferred stock been converted to common stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If the assets or funds of the Company are insufficient to pay holders of the Series A preferred stock the full amount to which they are entitled, they shall be paid ratably in proportion to the respective amounts they would have received had they been paid in full. After payment of all preferential amounts to Series A preferred stock holders, the remaining assets available for distribution shall be distributed to the holders of common stock pro rata based on the number of shares held.
Unless the holders of a majority in voting power of the then outstanding shares of Series B preferred stock elect otherwise, a Deemed Liquidation Event shall include a merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or sale, lease, transfer, exclusive license or other disposition of all or substantially all of the Company’s assets.
Redemption
The holders of the Company’s Preferred Stock have no voluntary rights to redeem shares. Upon the occurrence of a Deemed Liquidation Event that are outside of the Company’s control, the holders of the Preferred Stock may cause redemption of the Preferred Stock. Accordingly, the Preferred Stock are considered contingently redeemable and are classified as temporary equity on the accompanying balance sheets.
10.   Common Stock
As of December 31, 2024 and 2023, the Company’s amended and restated certificate of incorporation authorized the issuance of 58,251,629 shares of $0.001 par value common stock. The voting, dividend and liquidation rights of the holders of the Company’s common stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth above. As of December 31, 2024 and 2023, there were 19,197,914 shares and 19,134,164 shares of common stock issued and outstanding, respectively.
Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are entitled to receive dividends, as may be declared by the

Board, if any, subject to the preferential dividend rights of the Preferred Stock. When dividends are declared on shares of common stock, the Company must declare at the same time a dividend payable to the holders of Preferred Stock equivalent to the dividend amount they would receive if each share of Preferred Stock were converted into common stock. The Company may not pay dividends to common stockholders until all dividends accrued or declared but unpaid on the Preferred Stock have been paid in full. As of December 31, 2024 and 2023, no dividends were declared.
As of December 31, 2024 and 2023, the Company had reserved 36,014,953 and 36,078,703 shares of common stock, respectively, for the conversion of outstanding shares of Preferred Stock (see Note 9, Redeemable Convertible Preferred Stock), the exercise of outstanding stock options, and the issuance of stock options remaining available for grant under the Company’s 2018 Stock Incentive Plan (see Note 11, Stock-based compensation).
11.   Stock-based Compensation
Stock Incentive Plan
In March 2018, the Company established the 2018 Stock Incentive Plan, or the 2018 Plan, under which the Company may grant incentive stock options, non-statutory options, stock appreciation rights, awards of restricted stock, restricted stock units and other stock-based awards, collectively referred to as the Awards. Employees, officers, directors, consultants and advisors are eligible to receive awards under the 2018 Plan; however incentive stock options may only be granted to employees.
As of December 31, 2024 and 2023, the total number of shares of common stock reserved for issuance under the 2018 Plan was 6,657,329 shares. Shares of unused common stock underlying any Awards that are forfeited, canceled or reacquired by the Company prior to vesting will again be available for the grant of Awards under the 2018 Plan. Shares underlying any Awards that are forfeited, canceled, or reacquired by the Company prior to vesting, satisfied without the issuance of stock or otherwise terminated and shares that are withheld upon exercise of an option of settlement of an award to cover the exercise price or tax withholding shall be added back to the shares available for issuance under the 2018 Plan. As of December 31, 2024 and 2023, the Company had 1,023,786 shares and 1,013,786 shares, respectively, remaining available for grant under the 2018 Plan.
The 2018 Plan is administered by the Board. The Board determines the exercise prices for stock options, which may not be less than 100% of the fair market value of the Company’s common stock on the date of grant, vesting terms, and other restrictions. The Board also determines the fair value the Company’s common stock, taking into consideration its most recently available valuation of common stock performed by third parties as well as additional factors which may have changed since the date of the most recent contemporaneous valuation through the date of grant. Stock options granted under the 2018 Plan expire ten years after the grant date, unless the Board sets a shorter term, and typically vest over four years.
Fair Value Inputs
The fair value of stock option grants is estimated using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected option term is calculated based on the simplified method for awards with service-based conditions, which uses the midpoint between the vesting date and the contractual term, as the Company does not have sufficient historical data to develop an estimate based on participant behavior. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

The following table presents, on a weighted-average basis, the assumptions used in the Black- Scholes option-pricing model to determine the fair value of stock options granted:
	For the Year Ended December 31,
	2024	2023
Per share fair value of common stock	$0.62	$0.52
Expected volatility	73.8%	67.4%
Expected dividends	0%	0%
Expected term (in years)	5.9	6.1
Risk-free rate	3.93%	3.56%
Stock Options
The following table summarizes option activity during the year ended December 31, 2024:
	Number of Options	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term (In Years)	Intrinsic Value (In Thousands)
Outstanding as of January 1, 2024	5,509,379	$0.43	7.04	$2,699
Granted	25,000	0.92
Exercised	(63,750)	0.08
Forfeited/expired	(35,000)	0.82
Outstanding as of December 31, 2024	5,435,629	$0.43	6.06	$2,914
Options exercisable as of December 31, 2024	4,582,807	$0.38	5.78	$2,700
Vested and expected to vest as of December 31, 2024	5,435,629	$0.43	6.06	$2,914
The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock options and the estimated fair value of the Company’s common stock for those stock options that had exercise prices lower than the estimated fair value of the Company’s common stock. The aggregate intrinsic value of stock options exercised during each of the years ended December 31, 2024 and 2023 was less than $0.1 million.
The weighted-average grant-date fair value of options granted during the years ended December 31, 2024 and 2023 was $0.62 and $0.52, respectively.
As of December 31, 2024, there was $0.3 million of total unrecognized compensation cost related to unvested stock options, which is expected to be recognized over a weighted-average period of 1.38 years.
The following table illustrates the classification of stock-based compensation in the statements of operations (in thousands):
	For the Year Ended December 31,
	2024	2023
Research and development	$169	$111
General and administrative	150	203
Total stock-based compensation	$319	$314

12.   Income Taxes
During the years ended December 31, 2024 and 2023, the Company did not record a provision for income taxes because it has incurred net operating losses since inception and maintains a full valuation allowance against its deferred tax assets. The Company’s entire pre-tax loss for the years ended December 31, 2024 and 2023 were from U.S. operations and resulted in no tax expense or benefit.
A reconciliation of the Company’s total tax using the statutory income tax rate to the Company’s total tax using their effective income tax rate is as follows (in thousands):
	For the Year Ended December 31,
	2024	2023
Income tax at U.S. federal statutory rate	$(6,173)	$(3,643)
State taxes, net of federal benefit	—	—
Valuation allowance	5,735	3,604
Other	438	39
Total income tax	$—	$—
The Company’s significant components of deferred tax assets are as follows (in thousands):
	As of December 31,
	2024	2023
Federal net operating loss carryforwards	$9,903	$7,235
Capitalized research and development expense	8,652	5,665
Tax credits	417	417
Other	180	100
Net deferred tax assets before valuation allowance	19,152	13,417
Valuation allowance	(19,152)	(13,417)
Net deferred tax assets after valuation allowance	$—	$—
As of December 31, 2024 and 2023, the Company had a federal net operating loss, or NOL, carryforward of $47.2 million and $34.5 million, respectively. Of the federal net operating loss carryforwards, $0.4 million expires in 2037 and $46.8 million may be carried forward indefinitely.
As of December 31, 2024, the Company also has federal tax credits of $0.4 million, which begin to expire in 2039.
The future realization of tax benefits from existing temporary differences and tax attributes ultimately depends on the existence of sufficient future taxable income within the carryforward period. In assessing the realization of its deferred tax assets, the Company considered whether it is more likely than not that some portion or all of its deferred tax assets will not be realized. The Company considered projected future taxable income, scheduled reversal of deferred tax liabilities, and tax planning strategies in making this assessment. As of December 31, 2024, after consideration of all available evidence, both positive and negative, the Company maintained a full valuation allowance against its net deferred tax assets because it is more likely than not they will not be realized in the future. The change in the valuation allowance between the years ended December 31, 2024 and 2023 was an increase of $5.7 million.
The future realization of the Company’s net operating loss carryforwards and other tax attributes may also be limited by the change in ownership rules under the U.S. Internal Revenue Code Section 382. Under Section 382, if a corporation undergoes an ownership change (as defined), the corporation’s ability to utilize its net operating loss carryforwards and other tax attributes to offset income may be limited. The Company has not completed a study to assess whether an ownership changed has occurred or whether there have been multiple ownership changes.

The Company files income tax returns in the US federal and Texas. Therefore, the Company is subject to tax examination by various US taxing authorities. The Company is not currently under examination, and is not aware of any issues under review that could result in significant payments, accruals or material deviation from its tax positions. As of December 31, 2024, tax years from 2021 to present remain open to examination by the Company’s relevant taxing jurisdictions. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service and state tax authorities to the extent utilized in a future period.
The calculation and assessment of the Company’s income tax exposures generally involve the uncertainties in the application of complex tax laws and regulations for US federal and state jurisdictions. A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation, on the basis of the technical merits. As of December 31, 2024, the Company has not recorded any liabilities or interest and penalties related to uncertain tax positions in its financial statements. The Company recognizes accrued interest and penalties, if any, related to uncertain tax positions in tax expense in its financial statements.
13.   Net Loss Per Share
Basis and diluted net loss per share attributable to common stockholders was calculated as follows (dollar amounts in thousands):
	For the Year Ended December 31,
	2024	2023
Numerator:
Net loss attributable to common stockholders	$(29,397)	$(17,347)
Denominator:
Weighted-average common shares outstanding, basic and diluted	19,193,932	19,134,096
Net loss per share attributable to common stockholders, basic and diluted	$(1.53)	$(0.91)
The Company’s potentially dilutive securities, which include stock options to purchase common stock and Preferred Stock, have been excluded from the computation of diluted net loss per share as the effect would be anti-dilutive. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same.
The following potentially dilutive securities have been excluded from the calculation of diluted net loss per share due to their anti-dilutive effect:
	For the Year Ended December 31,
	2024	2023
Preferred stock (as converted to common stock)	29,555,538	29,555,538
Stock options to purchase common stock	5,435,629	5,509,379
The Company’s Convertible Notes are also potentially dilutive securities, with the amount of shares issued upon conversion to be determined based on the matter in which they are settled. Refer to Note 8, Convertible Notes, for further detail.
14.   Commitment and Contingencies
Legal Matters
The Company is subject to contingent liabilities, such as legal proceedings and claims, that arise in the ordinary course of business activities. The Company accrues for loss contingencies when losses become probable and are reasonably estimable. If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability on the balance sheets. The Company does not accrue for contingent losses that, in its judgment, are considered to be reasonably possible, but not probable; however, it discloses the range of reasonably possible losses. As of December 31, 2024 and 2023, the Company was not a party to any material legal proceedings or claims and no liabilities were recorded for loss contingencies.
Contracts
The Company enters into contracts in the normal course of business with various third parties for preclinical research studies, clinical trials, testing, manufacturing, and other services. These contracts generally provide for termination upon notice and are cancellable without significant penalty or payment, and do not contain any minimum purchase commitments.
Guarantees and Indemnifications
In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with all members of the Board that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not aware of any claims under indemnification arrangements that could have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its financial statements as of December 31, 2024 and 2023.
Other Commitments
In addition to our obligation to make potential royalty payments under the BCM First Agreement and BCM Second Agreement (both as discussed and defined in Note 15, License agreements), the Company is also obligated to pay royalties to each of its founders in an amount equal to 1% each on the worldwide net sales of TTI-101 and any derivative formulations, or any Royalty Bearing Products. These royalty obligations last, on a country-by-country basis, for the later of (i) the date on which the sale of any Royalty Bearing Products are no longer covered by a Covered Patent (as defined below) in such country, or (ii) 15 years after the first commercial sale of royalty bearing product in such country. The timing of when these royalty payments will actually be made is uncertain as the payments are contingent upon future activities, including the successful development, regulatory approval and commercialization of any Royalty Bearing Products. A Covered Patent means, subject to certain customary exceptions, an issued patent that is owned by the Company or an affiliate, or for which all rights to develop and commercialize pharmaceutical products for the treatment of any human disorder, are exclusively licensed to us or an affiliate by the owner of such patent, with the Company’s right or its affiliate’s right to grant sublicenses.
15.   License Agreements
In July 2012, Stem Med Limited Partnership, or StemMed, entered into a license agreement, or the BCM First Agreement, with Baylor College of Medicine, or BCM, for the exclusive, worldwide, sublicensable license to certain patents and patent applications related to STAT3 inhibitors in oncology and certain non-oncology indications, or the BCM Patent Rights, which are referred to together with certain cell lines, biological materials, compounds, know-how and technologies as the BCM Technology, in all fields of use. Under the license for the BCM First Agreement, the Company is permitted to make, have made, use, market, sell offer to sell, lease and import products, processes or services that incorporate, utilize, or are made with the use of the BCM Patent Rights or BCM Technology, which is referred to together as the BCM1 Licensed Products, in all fields of use.
In June 2015, StemMed entered into a second license agreement with BCM, or the BCM Second Agreement, which is referred to together with the BCM First Agreement as the BCM License Agreements,

for the exclusive, worldwide, sublicensable license to certain patents and patent applications co-owned by BCM and the National Institutes of Health, or NIH, related to methods and compositions for the use of STAT3 inhibitors in certain conditions like anaphylaxis, or the Licensed Patent Rights. Under the license for the Second BCM Agreement, the Company is permitted to make, have made, use, market, sell, offer to sell, lease and import products, processes or services that incorporate, utilize or are made with the use of the Licensed Patent Rights, or the BCM2 Licensed Products, in all fields of use.
StemMed assigned the BCM First Agreement and the BCM Second Agreement to the Company in connection with the transfer of all or substantially all of the assets and businesses to which the BCM License Agreements relate to in January and February 2018.
In accordance with BCM License Agreements, and in consideration for the rights and licenses granted to the Company, the Company agreed to pay BCM the following:
a.
Annual maintenance fees, ranging from $30,000 to $50,000 per year, per license.

b.
Milestone payments, up to a low-seven digit figure in the aggregate.

c.
Royalty fees, set at low-single-digit of net sales of any BSM1 Licensed Products or BSM2 Licensed Products.

Milestones include new drug filings, clinical trial stages, and New Drug Application approval by the FDA.
The Company recorded $50,000 of annual maintenance fees during each of the years ended December 31, 2024 and 2023. The Company also incurred $125,000 in milestone payments in each of the years ended December 31, 2024 and 2023 in relation to the initiation of two Phase 2 clinical trials. To date, no royalty fees have been incurred. All related license costs are expensed as incurred within research and development on the statements of operations.
16.   Retirement Savings Plan
The Company maintains a 401(k) Plan which is available to all employees. Under the terms of the 401(k) Plan, participants may elect to contribute up to 80% of their compensation or the statutory prescribed limits. The Company does not make any matching contributions to deferrals made by participants.
17.   Segment Reporting
The Company has one reportable segment relating to the discovery and development of novel orally bioavailable, small molecule therapies across a broad range of diseases driven by STAT3 with high unmet need.
The Company’s CODM, its Chief Executive Officer and Chief Financial Officer, manages the Company’s operations on company-wide level for the purposes of allocating resources. The key measure of segment profit or loss that the CODM uses to allocate resources and assess financial performance is the Company’s net loss, which is utilized to evaluate the progress of its research and development programs and other expense categories. The CODM makes decisions using this information on a company-wide basis.

The table below shows a reconciliation of the Company’s net loss, including the significant expense categories regularly provided to and reviewed by the CODM, as computed under GAAP, to the Company’s net loss in the statements of operations (in thousands):
	For the Year Ended December 31,
	2024	2023
Direct research and development expenses by program:
TTI-101:
HCC	$8,583	$2,127
IPF	6,703	3,210
mBC	2,182	646
Pre-clinical, CMC, and other (unallocated)(1)	969	4,373
TTI-109	1,193	1,466
Unallocated research and development expense:
Personnel costs	2,988	2,900
Consultant fees and other costs(2)	1,032	1,144
General and administrative expense:
Personnel costs	2,085	1,882
Other general and administrative expenses(3)	2,372	917
Interest income	(747)	(1,318)
Other (income) expense, net	2,037	—
Net loss	$(29,397)	$(17,347)

(1)
Pre-clinical, CMC, and other (unallocated) costs includes pre-clinical testing, CMC, and other direct research and development expenses that are not allocated to a specific program.

(2)
Consultant fees and other costs includes expenses incurred for research and development consultants as well as payroll costs for employees within the research and development function.

(3)
Other general and administrative expenses include professional fees, accounting services, rent, and other overhead and administrative expenses.

Assets provided to the CODM are consistent with those reported on the balance sheets.
18.   Related-party Transactions
During the years ended December 31, 2024 and 2023, the Company did not have any transactions with related parties. The Company evaluates transactions with counterparties who may be considered related parties, including owners, members of management or affiliates and then discloses the nature and amounts of those transaction in the notes to its financial statements.
19.   Subsequent Events
Management has evaluated all subsequent events through April 1, 2025, which was the date the financial statements were available to be issued. The Company has determined that there are no subsequent events to be reported other than those listed below.
On February 14, 2025, Cara’s Form S-4/A as filed regarding its proposed merger with Tvardi, was deemed effective by the SEC. Refer to Note 1, Nature of the Business and Basis of Presentation, for further detail on the proposed merger.
On April 1, 2025, Cara held its Special Meeting of Stockholders, at which Cara stockholders approved all six proposals related to its proposed merger with Tvardi.

TVARDI THERAPEUTICS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited, amounts in thousands, except share and per share amounts)
	As of June 30, 2025	As of December 31, 2024
Assets
Current assets:
Cash and cash equivalents	$20,648	$31,614
Short-term investments	20,346	—
Prepaid expenses and other current assets	2,136	72
Total current assets	43,130	31,686
Property and equipment, net	68	84
Intangible assets, net	354	385
Operating lease right-of-use assets	181	216
Deferred offering costs	—	2,811
Other non-current assets	17	17
Total assets	$43,750	$35,199
Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$2,425	2,186
Accrued expenses	8,144	8,078
Operating lease liabilities, current portion	109	103
Total current liabilities	10,678	10,367
Operating lease liabilities, net of current portion	145	201
Convertible Notes	—	30,259
Total liabilities	10,823	40,827
Commitments and contingencies (Note 13)
Redeemable convertible preferred stock (Series A, B), $0.001 par value; 0 shares and 29,723,540 shares authorized as of June 30, 2025 and December 31, 2024, respectively; 0 shares and 3,963,910 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively; aggregate liquidation preference of $0 and $85,902 as of June 30, 2025 and December 31, 2024, respectively	—	85,503
Stockholders’ Equity (Deficit):
Common stock, $0.001 par value; 150,000,000 shares and 58,251,629 shares authorized as of June 30, 2025 and December 31, 2024, respectively; 9,373,433, and 2,574,767 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	9	2
Additional paid-in capital	130,579	1,103
Accumulated other comprehensive loss	(13)	—
Accumulated deficit	(97,648)	(92,236)
Total stockholders’ equity (deficit)	32,927	(91,131)
Total liabilities, redeemable convertible preferred stock, and stockholders’ equity (deficit)	$43,750	$35,199
The accompanying notes are an integral part of these condensed consolidated financial statements.

TVARDI THERAPEUTICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Unaudited, amounts in thousands, except share and per share amounts)
	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024
Operating expenses:
Research and development	$5,806	$6,531	$8,917	$10,252
General and administrative	3,063	650	4,306	1,377
Total operating expenses	8,869	7,181	13,223	11,629
Loss from operations	(8,869)	(7,181)	(13,223)	(11,629)
Interest income	377	206	652	452
Other income, net	12,659	—	7,159	—
Net income (loss)	$4,167	$(6,975)	$(5,412)	$(11,177)
Net income (loss) per share attributable to common stockholders:
Basic	$0.51	$(2.71)	$(1.00)	$(4.34)
Diluted	$(1.00)	$(2.71)	$(2.04)	$(4.34)
Weighted-average common shares outstanding:
Basic	8,246,582	2,574,767	5,426,688	2,573,693
Diluted	8,455,223	2,574,767	6,160,967	2,573,693
Comprehensive income (loss):
Net income (loss)	$4,167	$(6,975)	$(5,412)	$(11,177)
Unrealized loss on short-term investments	(15)	—	(13)	—
Comprehensive income (loss)	$4,152	$(6,975)	$(5,425)	$(11,177)
The accompanying notes are an integral part of these condensed consolidated financial statements.

TVARDI THERAPEUTICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
(Unaudited, amounts in thousands, except share amounts)
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balances as of December 31, 2024	29,555,538	$85,503	19,197,914	$19	$1,086	$(92,236)	$—	$(91,131)
Retroactive application of reverse recapitalization	(25,591,628)	—	(16,623,147)	(17)	17	—	—	—
Adjusted balance, beginning of period	3,963,910	85,503	2,574,767	2	1,103	(92,236)	—	(91,131)
Exercise of stock options	—	—	727	—	3	—	—	3
Stock-based compensation	—	—	—	—	80	—	—	80
Unrealized gain on short-term investments	—	—	—	—	—	—	2	2
Net loss	—	—	—	—	—	(9,579)	—	(9,579)
Balances as of March 31, 2025	3,963,910	$85,503	2,575,494	$2	$1,186	$(101,815)	$2	$(100,625)
Exercise of stock options	—	—	17,891	—	421	—	—	421
Stock-based compensation	—	—	—	—	627	—	—	627
Conversion of redeemable convertible preferred stock into common stock in connection with the Merger	(3,963,910)	(85,503)	3,963,910	4	85,499	—	—	85,503
Issuance of common stock upon the conversion of Convertible Notes	—	—	1,265,757	1	23,099	—	—	23,100
Issuance of common stock in connection with the Merger	—	—	1,550,381	2	23,871	—	—	23,873
Transaction costs in connection with the Merger	—	—	—	—	(4,124)	—	—	(4,124)
Unrealized loss on short-term investments	—	—	—	—	—	—	(15)	(15)
Net income	—	—	—	—	—	4,167	—	4,167
Balances as of June 30, 2025	—	$—	9,373,433	$9	$130,579	$(97,648)	$(13)	$32,927
Balances as of December 31, 2023	29,555,538	$85,503	19,134,164	$19	$762	$(62,839)	$—	$(62,058)
Retroactive application of reverse recapitalization	(25,591,628)	—	(16,567,945)	(17)	17	—	—	—
Adjusted balance, beginning of period	3,963,910	85,503	2,566,219	2	779	(62,839)	—	(62,058)
Exercise of stock options	—	—	8,548	—	5	—	—	5
Stock-based compensation	—	—	—	—	81	—	—	81
Net loss	—	—	—	—	—	(4,202)	—	(4,202)
Balances as of March 31, 2024	3,963,910	$85,503	2,574,767	$2	$865	$(67,041)	$—	$(66,174)
Exercise of stock options	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	79	—	—	79
Net loss	—	—	—	—	—	(6,975)	—	(6,975)
Balances as of June 30, 2024	3,963,910	$85,503	2,574,767	$2	$944	$(74,016)	$—	$(73,070)
The accompanying notes are an integral part of these condensed consolidated financial statements.

TVARDI THERAPEUTICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, amounts in thousands)
	For the Six Months Ended June 30,
	2025	2024
Cash flows from operating activities:
Net loss	$(5,412)	$(11,177)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	47	47
Stock-based compensation expense	707	160
Change in fair value of Convertible Notes	(7,810)	—
Non-cash lease expense	35	29
Accretion of discounts on short-term investments	(141)	—
Interest accrued on Convertible Notes	651	—
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(1,717)	1,586
Accounts payable and accrued expenses	132	2,583
Operating lease liabilities	(49)	(45)
Net cash used in operating activities	(13,557)	(6,817)
Cash flows from investing activities:
Purchases of short-term investments	(31,486)	—
Maturities of short-term investments	11,053	—
Net cash used in investing activities	(20,433)	—
Cash flows from financing activities:
Cash acquired in connection with the Merger	24,992	—
Payments for Merger transaction costs	(2,392)	—
Proceeds from exercise of stock options	424	5
Net cash provided by financing activities	23,024	5
Net decrease in cash and cash equivalents	(10,966)	(6,812)
Cash and cash equivalents – beginning of period	31,614	22,919
Cash and cash equivalents – end of period	$20,648	$16,107
Non-cash investing and financing activities
Merger transaction costs included in accounts payable	$429	$—
Conversion of redeemable convertible preferred stock to common stock	$85,503	$—
Conversion of Convertible Notes to common stock	$23,100	$—
The accompanying notes are an integral part of these condensed consolidated financial statements.

TVARDI THERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
1.
Nature of the Business and Basis of Presentation

Tvardi Therapeutics, Inc. and subsidiaries (Tvardi or the Company) is a Delaware corporation headquartered in Houston, Texas. The Company is a clinical-stage biopharmaceutical company focused on the development of novel, oral, small molecule therapies targeting STAT3 to treat fibrosis-driven diseases with significant unmet need. Based upon its founder’s seminal work and deep understanding of the transcription factor STAT3, the Company has designed an innovative approach to directly inhibit STAT3, a highly validated, yet historically undruggable target. Leveraging this expertise, the Company is developing a pipeline of STAT3 inhibitors with a differentiated mechanism of action and convenient oral dosing. The Company’s lead product candidate, TTI-101, is currently in Phase 2 clinical development for the treatment of fibrosis-driven diseases, with an initial focus on idiopathic pulmonary fibrosis and hepatocellular carcinoma. The Company’s second product candidate, TTI-109, is also an oral, small molecule STAT3 inhibitor that is structurally related to, yet chemically distinct from, TTI-101 and is designed to enhance the Company’s ability to target STAT3.
Merger
On December 17, 2024, the Delaware corporation formerly known as Tvardi Therapeutics, Inc. (Legacy Tvardi) entered into an agreement and plan of merger and reorganization (the Merger Agreement) with Cara Therapeutics, Inc. (Cara), and CT Convergence Merger Sub, Inc., a wholly-owned subsidiary of Cara (Merger Sub), pursuant to which Merger Sub merged with and into Legacy Tvardi, with Legacy Tvardi surviving the Merger as a wholly-owned subsidiary of Cara (such transaction, the Merger). Upon the closing of the Merger on April 15, 2025, Cara changed its corporate name to Tvardi Therapeutics, Inc. and Legacy Tvardi’s business continued as the business of the Company. Unless otherwise indicated or the context otherwise requires, references in these notes to condensed consolidated financial statements to “Tvardi” and “the Company” refer to the business and operations of Legacy Tvardi prior to the Merger and to Tvardi Therapeutics, Inc. and its consolidated subsidiaries following the Merger. See Note 3, Merger Agreement, for additional information on the Merger.
Risks and Uncertainties
The Company is subject to risks and uncertainties common to early-stage companies in the biopharmaceutical industry, including, but not limited to, successful development of TTI-101 and TTI-109, the development of new technological innovations by competitors, dependence on key personnel, the ability to attract and retain qualified employees, protection of proprietary technology, compliance with governmental regulations and the ability to secure additional capital to fund operations and commercial success of TTI-101 and TTI-109. There can be no assurance that the Company’s research and development will be successfully completed, that adequate protection for the Company’s intellectual property will be maintained, that any therapeutic products developed will obtain required regulatory approval or that any approved or consumer products will be commercially viable. Even if the Company’s development efforts are successful, it is uncertain when, if ever, the Company will generate significant product sales.
Additionally, the Company is subject to risks and uncertainties as a result of global business, political and macroeconomic events and conditions, including increasing financial market volatility and uncertainty, inflation, interest rate fluctuations, uncertainty with respect to the federal budget and debt ceiling and potential government shutdowns related thereto, potential instability in the global banking system, cybersecurity events, the impact of war or military conflict, including regional conflicts around the world, and public health pandemics. The extent to which business, political and macroeconomic factors, including increasing financial market volatility and uncertainty, will impact the Company’s business will depend on future developments that are highly uncertain and cannot be predicted at this time.
Liquidity and Going Concern
The accompanying condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

As of June 30, 2025, the Company had cash and cash equivalents and short-term investments of $20.6 million and $20.3 million, respectively, which included approximately $23.9 million in net assets acquired from the consummation of the Merger Agreement (as further discussed in Note 3, Merger Agreement) in April 2025. Since inception, the Company has incurred net operating losses and negative cash flows from operations. During the six months ended June 30, 2025, the Company incurred a net loss of $5.4 million and used $13.6 million of cash in operating activities during the six months ended June 30, 2025. As of June 30, 2025, the Company had an accumulated deficit of $97.6 million. The Company expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. Losses are expected to continue as the Company continues to invest in research and development activities. The assessment of the Company’s ability to meet its future obligations is inherently judgmental, subjective and susceptible to change. Given the inherent uncertainties in the forecast, the Company considered both quantitative and qualitative factors that are known or reasonably knowable as of the date that these condensed consolidated financial statements are issued and concluded that there are conditions present in the aggregate that raise substantial doubt about the Company’s ability to continue as a going concern.
To date, the Company has no products approved for marketing and sale and it has not yet recorded any revenue from product sales. The Company’s ability to achieve profitability is dependent on its ability to successfully develop its compounds, conduct clinical trials, obtain regulatory approvals, and support commercialization activities for its product candidates. Any products developed will require approval of the U.S. Food and Drug Administration (FDA) or a foreign regulatory authority prior to commercial sale.
Since inception, the Company has relied primarily on sales of redeemable convertible preferred stock and issuance of convertible debt to fund its operations. The Company’s product candidates are still in the early stages of development, and substantial additional financing will be needed by the Company to fund its operations and ongoing research and development efforts prior to the commercialization of its product candidates.
The Company also completed the Merger in April 2025. Significant additional funding is necessary to maintain current operations and to advance the Company’s research and development activities. The Company plans to seek additional funding through equity offerings or debt financings, credit or loan facilities, and strategic alliances and licensing arrangements. The Company’s ability to access capital when and in the amount needed is not assured. As a result, the Company has concluded that management’s plans do not alleviate substantial doubt about the Company’s ability to continue as a going concern.
The accompanying condensed consolidated financial statements do not reflect any adjustments relating to the recoverability and reclassifications of assets and liabilities that might be necessary if the Company is unable to continue as a going concern.
Basis of Presentation
The accompanying condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The accompanying condensed consolidated financial statements represent the accounts of the Company as a result of the consummation of the Merger in April 2025. All intercompany balances and transactions have been eliminated.
The condensed consolidated financial statements reflect all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial position of the Company as of June 30, 2025, and results of operations and cash flows for all periods presented. The interim results presented are not necessarily indicative of results that can be expected for the full year ending December 31, 2025.
2.
Summary of Significant Accounting Policies

Other than policies noted below, there have been no significant changes from the significant accounting policies and estimates disclosed in Note 2 of the “Notes to financial statements” in the Company’s audited annual financial statements as of and for the years ended December 31, 2024 and 2023, as filed as Exhibit 99.1 to Cara’s Current Report on Form 8-K, which was filed with the SEC on April 1, 2025.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and expenses as of and during the reporting period. The Company bases estimates and assumptions on historical experience when available and on various factors that it believes to be reasonable under the circumstances. The Company assesses estimates on an ongoing basis; however, actual results could materially differ from those estimates. Significant estimates and assumptions reflected within these condensed consolidated financial statements include, but are not limited to, prepaid and accrued research and development expenses, including those related to contract research organizations (CROs), contract development manufacturing organizations (CDMOs), and other third-party vendors, and the valuation of the Company’s common stock prior to the Merger, stock-based awards, and the fair value of Convertible Notes (as defined in Note 4, Fair Value Measurements), which converted to common stock upon close of the Merger. Changes in estimates are recorded in the period in which they become known.
Concentration of Credit Risk and of Significant Suppliers
The Company’s cash and cash equivalents represent potential concentrations of credit risk. The Company deposits its cash and cash equivalents in financial institutions in amounts that may exceed federally insured limits, has not experienced any losses on such accounts and does not believe it is exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.
The following table presents information about the Company’s significant suppliers:
	For the Three Months Ended June 30,		For the Six Months Ended June 30,		As of June 30, 2025	As of December 31, 2024
	2025	2024	2025	2024
	% of operating expenses		% of operating expenses		% of accounts payable
Vendor A	45%	68%	41%	61%	14%	43%
The Company’s preclinical studies and clinical trials and testing could be adversely affected by a significant interruption in the supply chain from its significant suppliers.
Cash and Cash Equivalents
The Company considers all highly liquid investments, with an original maturity of three months or less, to be cash equivalents. Cash equivalents include amounts held in money market funds in the amount of $19.6 million and $31.3 million as of June 30, 2025 and December 31, 2024, respectively.
The Company recorded interest income on its cash equivalents of $0.1 million and $0.2 million for the three months ended June 30, 2025 and 2024, respectively, and $0.3 million and $0.5 million for the six months ended June 30, 2025 and 2024, respectively, on its condensed consolidated statements of operations and comprehensive income (loss).
Short-term Investments
The Company invests excess cash in short-term investments with high credit ratings. These securities consist primarily of U.S. Treasury Notes that are classified as “available-for-sale.” The Company classifies any investments as short-term if the maturity date is less than or equal to one year from the balance sheet date or as long-term if the maturity date is in excess of one year from the balance sheet date.
The Company’s short-term investments are carried at fair value, with the unrealized gains and losses reported as a component of accumulated other comprehensive income (loss) in stockholders’ equity (deficit). Realized gains and losses and declines in fair value due to credit-related factors are based on the specific identification method and would be included within the non-operating section of the condensed consolidated statements of operations and comprehensive income (loss), as needed. The Company recorded interest income on short-term investments, inclusive of accretion of its discounts on its short-term investments, of $0.3 million and $0.4 million during the three and six months ended June 30, 2025, respectively, which is classified as interest income in the condensed consolidated statements of operations and comprehensive income (loss). There was no interest income on short-term investments for the three and six months ended June 30, 2024.
At each balance sheet date, the Company assesses available-for-sale debt securities in an unrealized loss position to determine whether the unrealized loss or any potential credit losses should be recognized within the non-operating section of the condensed consolidated statement of operations and comprehensive income (loss). The Company evaluates whether it intends to sell, or it is more likely than not that it will be required to sell, the security before recovery of its amortized cost basis. The credit-related portion of unrealized losses, and any subsequent improvements, would be recorded in the condensed consolidated statement of operations and comprehensive income (loss) accordingly. The portion that is not credit-related is treated in accordance with other unrealized losses as a component of accumulated other comprehensive income (loss) in stockholders’ equity (deficit). There have been no impairment or credit losses recognized during any of the periods presented.
Deferred Offering Costs
The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded as a reduction of the proceeds from the offering, either as a reduction of the carrying value of the preferred stock or in stockholders’ equity (deficit) as a reduction of additional paid-in-capital generated as a result of the offering. The Company recorded deferred offering costs of $2.8 million as of December 31, 2024. With the addition of the Company’s deferred costs incurred during the six months ended June 30, 2025 prior to the Merger closing, a total of $4.1 million in deferred offering costs were reclassified as a reduction of additional paid-in-capital upon the close of the Merger.
Net Income (Loss) Per Share
Prior to the close of the Merger, as further described in Note 3, Merger Agreement, the Company calculated net loss per share using the two-class method required for participating securities. The Company’s redeemable convertible preferred stock was considered participating as the holders were entitled to receive dividends in preference and priority to the holders of common stock. The two-class method determines net loss per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period has been distributed. There was no allocation required under the two-class method during periods of loss prior to the close of the Merger since the participating securities did not have a contractual obligation to share in the losses of the Company. Upon close of the Merger in April 2025, the Company’s redeemable convertible preferred stock converted into shares of the Company’s common stock, and as such, there were no remaining participating securities as of June 30, 2025.
Basic net income (loss) per share attributable to common stockholders is computed by dividing the net income (loss) attributable to common stockholders by the weighted-average number of shares of common shares outstanding for the period, excluding potentially dilutive common shares. Diluted net loss per share is computed by: (i) adjusting net income (loss) attributable to common stockholders to (a) reallocate undistributed earnings based on the potential impact of dilutive securities and (b) reverse any current period change in fair value of convertible debt securities and add back any related interest expense (in accordance with the if-converted method) and (ii) dividing the diluted net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period, including potential dilutive shares of common stock.
In periods in which the Company reports a net loss available to common stockholders, diluted net loss per share available to common stockholders is generally the same as basic net loss per share available to common stockholders, since dilutive common shares are not assumed to have been issued as their effect is anti-dilutive.

For the three months ended June 30, 2025, the only period in which the Company had net income, diluted earnings per share was computed by dividing net income attributable to common stockholders, as adjusted by removing the $12.8 million gain on the fair value remeasurement of the Company’s Convertible Notes and adding back the $0.1 million of interest expense, by the weighted-average number of shares of common stock outstanding, adjusted to give effect to potentially dilutive instruments. Although the Company had a net loss for the six months ended June 30, 2025, similar adjustments were made for the six-month period since the adjustments made the net loss per share more dilutive.
Comprehensive Income (Loss)
Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources, including unrealized gains and losses on short-term investments held as available-for-sale. For the three months ended June 30, 2025, comprehensive income includes net income and a net unrealized loss on short-term investments and for the six months ended June 30, 2025, comprehensive loss includes net loss and a net unrealized loss on short-term investments. There was no difference between net loss and comprehensive loss for the three and six months ended June 30, 2024.
Recently Adopted Accounting Pronouncements
In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, or ASU 2023-07. ASU 2023-07 expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. All disclosure requirements under ASU 2023-07 are also required for public entities with a single reportable segment. The Company adopted the guidance in the fiscal year beginning January 1, 2024. There was no impact on the Company’s reportable segments identified and additional required disclosures have been included in Note 16, Segment Reporting.
Recently Issued Accounting Pronouncements Not Yet Adopted
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, or ASU 2023-09. ASU 2023-09 requires public business entities to disclose additional information in specified categories with respect to the reconciliation of the effective tax rate to the statutory rate (the rate reconciliation) for federal, state, and foreign income taxes. It also requires greater detail about individual reconciling items in the rate reconciliation to the extent the impact of those items exceeds a specified threshold (if the effect of those reconciling items is equal to or greater than 5% of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). In addition to new disclosures associated with the rate reconciliation, ASU 2023-09 requires information pertaining to taxes paid (net of refunds received) to be disaggregated for federal, state, and foreign taxes and further disaggregated for specific jurisdictions to the extent the related amounts exceed a quantitative threshold. The amendments are effective for public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted. As of June 30, 2025, the Company has not yet adopted this new ASU, however the Company expects no impact to its operations, cash flows, financial condition, or any related disclosures, upon adoption for the year ended December 31, 2025.
In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, or ASU 2024-03. The amendments in ASU 2024-03 address investor requests for more detailed expense information and require additional disaggregated disclosures in the notes to financial statements for certain categories of expenses that are included in the statement of operations. This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the provisions of this guidance and the potential impact on its condensed consolidated financial statements and disclosures.

3.
Merger Agreement

As discussed in Note 1, Nature of the Business and Basis of Presentation, on April 15, 2025, pursuant to the terms of the Merger Agreement entered into on December 17, 2024, Merger Sub merged with and into Legacy Tvardi, with Legacy Tvardi surviving as a wholly-owned subsidiary of Cara.
Upon the closing of the Merger:
•
Cara changed its corporate name to Tvardi Therapeutics, Inc.

•
the business of Legacy Tvardi continued as the business of the Company.

•
the outstanding shares of common stock of Legacy Tvardi (including the shares of common stock issuable upon conversion of all shares of preferred stock of Legacy Tvardi prior to the Merger), $0.001 par value per share (Legacy Tvardi common stock), were converted into 6,539,404 shares of the Company’s common stock in the aggregate, based on a ratio calculated in accordance with the Merger Agreement (the Exchange Ratio);

•
the Company acquired approximately $23.9 million in net assets in accordance with the Merger Agreement.

•
the outstanding Convertible Notes (as defined in Note 4, Fair Value Measurements) of Legacy Tvardi were converted into 1,265,757 shares of the Company’s common stock in the aggregate, pursuant to the terms of the Convertible Notes.

•
each then outstanding and unexercised option to purchase shares of Legacy Tvardi common stock immediately prior to Closing was assumed by the Company and was converted into an option to purchase the Company’s common stock, with necessary adjustments to the number of shares and exercise price to reflect the Exchange Ratio.

Immediately following the Merger, the equity holders of Legacy Tvardi prior to the Merger, including the holders of Convertible Notes, owned approximately 84.5% of the outstanding common stock of the combined company on a fully diluted basis.
In addition, on April 15, 2025, immediately prior to the closing of the Merger, Cara (i) effected a 1-for-3 reverse stock split of its common stock and (ii) increased its authorized shares of common stock to 150,000,000.
Upon the closing of the Merger, the Company’s 2025 Equity Incentive Plan (the 2025 Plan) and 2025 Employee Stock Purchase Plan (the 2025 ESPP), both approved during a special meeting of Cara’s stockholders on April 1, 2025, also became effective, following the reverse stock split. Refer to Note 10, Stock-based Compensation, for further information on the 2025 Plan and the 2025 ESPP.
The Merger was accounted for as an in-substance reverse recapitalization of Cara by Legacy Tvardi. Under this method of accounting, Legacy Tvardi was considered the accounting acquirer for financial reporting purposes. A reverse recapitalization does not result in a new basis of accounting, and the consolidated financial statements of the combined entity represent the continuation of the financial statements of Legacy Tvardi in many respects. Accordingly, the assets, liabilities and results of operations of Legacy Tvardi became the historical financial statements of the Company. At the effective time of the Merger, substantially all of the assets of Cara consisted of cash and cash equivalents, as well as other nominal non-operating assets. Under such reverse recapitalization accounting, the assets and liabilities of Cara were recorded at their fair value in the Company’s financial statements at the effective time of the Merger, which approximated book value due to the short-term nature. No goodwill or intangible assets were recognized. Consequently, the condensed consolidated financial statements of the Company reflect the historical operations of Legacy Tvardi for accounting purposes together with the equity transactions of Cara and Legacy Tvardi noted above. The Exchange Ratio was retroactively applied to all outstanding common shares, redeemable convertible preferred stock, Convertible Notes and stock options of Legacy Tvardi.

As part of the recapitalization, the Company obtained the assets and liabilities listed below (in thousands):
Cash and cash equivalents	$24,992
Prepaid expenses and other current assets	132
Accounts payable	(228)
Accrued expenses and other current liabilities	(1,023)
Net assets acquired	$23,873
The Company incurred total capitalizable transaction costs of $4.1 million, of which $0.4 million was recorded within accounts payable on the condensed consolidated balance sheet and $3.7 million was paid in cash as of June 30, 2025. Of the $3.7 million in transaction costs paid in cash as of June 30, 2025, $1.3 million was paid during fiscal 2024. The total amount of $4.1 million was recorded as a reduction to additional paid-in capital in the condensed consolidated statements of redeemable convertible preferred stock and stockholders’ equity (deficit) for the three and six months ended June 30, 2025.
4.
Fair Value Measurements

The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy used to determine such fair values (in thousands):
	Fair Value Measurements as of June 30, 2025
	Level 1	Level 2	Level 3	Total
Financial assets:
Cash equivalents:
Money market funds	$19,590	$—	$—	$19,590
Short-term investments:
U.S. Treasury Notes	20,346	—	—	20,346
Total financial assets	$39,936	$—	$—	$39,936
	Fair Value Measurements as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Financial assets:
Cash equivalents:
Money market funds	$31,303	$—	$—	$31,303
Total financial assets	$31,303	$—	$—	$31,303
Financial liabilities:
Convertible Notes	$—	$—	$30,259	$30,259
Total financial liabilities	$—	$—	$30,259	$30,259
There were no transfers between Levels during the periods presented.
The unrealized loss on the Company’s short-term investments for the three and six months ended June 30, 2025 was not material.
Convertible Notes
In December 2024, Legacy Tvardi entered into a note purchase agreement to issue and sell convertible notes (the Convertible Notes) in an aggregate principal amount of $28.3 million. The Convertible Notes accrued interest at 8% per annum and had a maturity date of December 31, 2026 (the Maturity Date). As further discussed in Note 3, Merger Agreement, the Company completed its Merger with Cara in April 2025. Upon the closing of the Merger, the Convertible Notes converted into 1,265,757 shares of the Company’s common stock, $0.001 par value per share, in the aggregate.
The fair value of the Convertible Notes as of December 31, 2024 was estimated based on significant inputs not observable in the market, which represented Level 3 measurements within the fair value hierarchy. The Convertible Notes were valued using a scenario-based valuation analysis requiring a probability of inputs including the probability of occurrence of events that would trigger conversion of the Convertible Notes and the expected timing of such events.
In addition to the estimated probabilities of the occurrence of events that would trigger conversion, the following table presents the other assumptions, estimates, and contractual features incorporated into the valuation of the Convertible Notes as of December 31, 2024:
As of December 31, 2024
Time to Qualified/non-Qualified financing (in years)	0.25
Time to IPO (in years)	0.25
Time to reverse merger (in years)	0.33
Time to dissolution (in years)	n/a
Interest rate (risk-free)	4.37%
Conversion discount rate	20.00%
Since the Company elected the fair value option to account for the Convertible Notes, at the time of conversion, the fair value was measured as the quoted market price of the Company’s common shares into which the Convertible Notes were exchanged. The fair value was determined to be the closing market trading price of the Company’s common stock on April 16, 2025, the first day of trading for the Company’s common stock following the closing of the Merger.
Under the fair value option, any change in fair value was recorded to the Company’s condensed consolidated statements of operations and comprehensive income (loss) as a gain or loss from a fair value measurement. At the time of conversion, the fair value of the Convertible Notes was $23.1 million, calculated as 1,265,757 shares of common stock at the closing market trading price on April 16, 2025. The $12.8 million change in fair value when comparing the $23.1 million at the time of conversion to the $35.9 million recorded value of the Convertible Notes immediately prior to the conversion date was recorded to the Company’s condensed consolidated statements of operations and comprehensive income (loss) as a gain within other income, net for the three months ended June 30, 2025. For the six months ended June 30, 2025, the net change in fair value recorded to the Company’s condensed consolidated statements of operations and comprehensive income (loss) within other income, net was $7.8 million.
The following table presents the changes in the fair value of the Level 3 Convertible Notes (in thousands):
Amounts
Balance as of December 31, 2024	$30,259
Interest accrued during the three months ended March 31, 2025	558
Change in fair value of the Convertible Notes	4,942
Balance as of March 31, 2025	35,759
Interest accrued during the three months ended June 30, 2025(1)	93
Balance immediately prior to the date of conversion	35,852
Change in fair value of the Convertible Notes	(12,752)
Conversion of the Convertible Notes	(23,100)
Balance as of June 30, 2025	$—

(1)
Includes interest accrued from April 1, 2025 until closing of the Merger.

5.
Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following as of June 30, 2025 and December 31, 2024 (in thousands):
	As of June 30, 2025	As of December 31, 2024
Prepaid research and development expenses	$1,356	$18
Prepaid insurance	530	—
Other prepaid expenses	250	54
Total prepaid expenses and other current assets	$2,136	$72

6.
Intangible Assets

Intangible assets consisted of the following as of June 30, 2025 and December 31, 2024 (in thousands):
	As of June 30, 2025	As of December 31, 2024
Licensed patent rights	$826	$826
Less: accumulated amortization	(472)	(441)
Total intangible assets, net	$354	$385
As of June 30, 2025, the expected remaining amortization expense is as follows (in thousands):
Year Ended December 31,	Amount
2025 (remaining six months)	$32
2026	63
2027	63
2028	63
2029	63
Thereafter	70
Total	$354
The Company recognized less than $0.1 million for amortization expense for each of the three and six months ended June 30, 2025 and 2024. Amortization expense is included in research and development expense in the condensed consolidated statements of operations and comprehensive income (loss).
7.
Accrued Expenses

Accrued expenses consisted of the following as of June 30, 2025 and December 31, 2024 (in thousands):
	As of June 30, 2025	As of December 31, 2024
Accrued research and development expenses	$6,058	$5,172
Accrued employee compensation and benefits	740	1,142
Accrued professional fees	898	1,756
Other accrued expenses	448	8
Total accrued expenses	$8,144	$8,078

8.
Leases

The Company has one operating lease pertaining to 5,969 square feet of corporate office space in Sugar Land, Texas pursuant to a lease agreement that commenced April 1, 2022. As of June 30, 2025 the remaining term of lease was 2.08 years. The lease requires monthly lease payments that are subject to annual increases throughout the lease term.
The components of lease costs, which are included within general and administrative expenses in the Company’s condensed consolidated statements of operations and comprehensive income (loss) were as follows (in thousands):
	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024
Lease costs:
Operating lease cost	$24	$23	$48	$45
Variable lease cost	18	17	40	38
Total lease costs	$42	$40	$88	$83
Supplemental disclosure of cash flow information related to the lease were as follows (in thousands):
	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024
Operating cash flows from operating leases	$50	$49	$100	$98
The weighted-average discount rate and remaining lease term were as follows:
	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024
Weighted-average discount rate	9.50%	9.50%	9.50%	9.50%
Weighted-average remaining lease term	2.08	3.08	2.08	3.08
As of June 30, 2025, the maturities of the Company’s operating lease liabilities were as follows (in thousands):
Year Ended December 31,	Amount
2025 (remaining six months)	$64
2026	129
2027	88
Total lease payments	281
Less: imputed interest	(27)
Present value of lease liabilities	254
Less: operating lease liabilities, current portion	$109
Operating lease liabilities, net of current portion	$145

9.
Stockholders’ Equity (Deficit)

Redeemable Convertible Preferred Stock
Prior to the conversion upon the closing of the Merger, Legacy Tvardi issued Series A preferred stock and Series B preferred stock (the Preferred Stock). Prior to the completion of the Merger, Legacy Tvardi classified the Preferred Stock outside of permanent equity as the shares had redemption features that were not entirely within the control of Legacy Tvardi. As discussed in Note 3, Merger Agreement, upon the closing of the Merger, Legacy Tvardi’s Preferred Stock converted into 3,963,910 shares of the Company’s common stock.
Preferred Stock
As of June 30, 2025, the Company had 5,000,000 shares of preferred stock authorized, $0.001 par value, pursuant to its amended and restated certificate of incorporation. However, no such shares were issued or outstanding as of June 30, 2025.
Common Stock
As discussed in Note 3, Merger Agreement, the Company completed its Merger with Cara in April 2025. Upon the closing of the Merger, the following shares of common stock were received by Legacy Tvardi shareholders:
•
Legacy Tvardi common stock converted into 2,575,494 shares of the Company’s common stock in the aggregate.

•
Legacy Tvardi preferred stock converted into 3,963,910 shares of the Company’s common stock in the aggregate.

•
Legacy Tvardi Convertible Notes converted into 1,265,757 shares of the Company’s common stock in the aggregate.

Further, after effecting the reverse stock split discussed in Note 3, Merger Agreement, Legacy Cara shareholders received 1,550,381 shares of the Company’s common stock in the aggregate as a result of the Merger.
As of June 30, 2025 and as a result of the Merger, the Company’s amended and restated certificate of incorporation authorized the issuance of 150,000,000 shares of $0.001 par value common stock, of which 9,373,433 shares were issued and outstanding.
Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are entitled to receive dividends, as may be declared by the Board, if any. As of June 30, 2025, no dividends were declared.
10.
Stock-based Compensation

2018 Equity Incentive Plan
Legacy Tvardi’s 2018 Stock Incentive Plan (the 2018 Plan) provided employees, consultants and advisors and non-employee members of the Board of Directors and its affiliates with the opportunity to receive grants of stock options, stock awards and equity awards. Since inception, Legacy Tvardi only issued stock options. The Company assumed, effective as of the closing of the Merger, the 2018 Plan, as well as the outstanding awards granted thereunder and the award agreements evidencing the grants of such awards, including any awards granted to Tvardi’s named executive officers, in each case subject to applicable adjustments in the manner set forth in the Merger Agreement to such awards. No further awards will be granted under the 2018 Plan following the Merger.
2025 Equity Incentive Plan
The Company’s 2025 Plan became effective at the closing of the Merger. As of the effective time of the Merger, there were 935,554 shares of the Company’s common stock available for grant under the 2025 Plan. In addition, the number of shares initially reserved and available for issuance under the 2025 Plan may be increased at the discretion of the Company’s Board of Directors (and without any further action by the Company’s stockholders) on January 1 of each year for a period of five years, commencing on January 1, 2026 and ending on January 1, 2030, in an amount not to exceed 5% of the total number of shares of the Fully Diluted Common Stock (as defined in the 2025 Plan) determined on December 31 of the preceding year, if the Company’s Board of Directors acts prior to January 1 of a given year to provide that the increase for such year will occur and to determine the applicable number of additional shares of the Company’s common stock. In the absence of action by the Company’s Board of Directors, no such increase will automatically occur.
Shares of unused common stock underlying any Awards that are forfeited, canceled or reacquired by the Company prior to vesting will again be available for the grant of Awards under the 2025 Plan. Shares underlying any Awards that are forfeited, canceled, or reacquired by the Company prior to vesting, satisfied without the issuance of stock or otherwise terminated and shares that are withheld upon exercise of an option of settlement of an award to cover the exercise price or tax withholding shall be added back to the shares available for issuance under the 2025 Plan. As of June 30, 2025, the Company had 537,614 shares remaining available for grant under the 2025 Plan.
2025 Employee Stock Purchase Plan
The Company’s 2025 ESPP became effective at the closing of the Merger. As of the effective time of the Merger, there were 93,555 shares of the Company’s common stock reserved for issuance under the 2025 ESPP (the Initial Share Reserve). Additionally, the number of shares of common stock reserved for issuance under the 2025 ESPP will automatically increase on January 1 of each year for a period of up to ten years, beginning on January 1, 2026 and continuing through and including January 1, 2035, by an amount equal to the lesser of (i) 1% of the total number of shares of the Fully Diluted Common Stock (as defined in the 2025 ESPP) determined on December 31 of the preceding year, and (ii) a number of shares equal to three times the Initial Share Reserve. Notwithstanding the foregoing, the Company’s Board of Directors may act prior to January 1st of a given year to provide that the increase for such year will be a lesser number of shares. No offering periods under the 2025 ESPP had been initiated as of June 30, 2025.
Fair Value Inputs
The fair value of stock option grants is estimated using the Black-Scholes option-pricing model. The Company historically had been a private company prior to the Merger and lacked company-specific historical and implied volatility information. Therefore, it estimated its expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so after the Merger until such time as it has adequate historical data regarding the volatility of its own publicly traded stock price. The expected option term is calculated based on the simplified method for awards with service-based conditions, which uses the midpoint between the vesting date and the contractual term, as the Company does not have sufficient historical data to develop an estimate based on participant behavior. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.
The following table presents, on a weighted-average basis, the assumptions used in the Black-Scholes option-pricing model to determine the fair value of stock options granted. For options granted after the Merger in April 2025, the Company’s closing stock price on the grant date was used.
	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024
Per share fair value of common stock	$17.04	n/a	$17.04	$4.62
Expected volatility	67.87 – 68.86%	n/a	67.87 – 68.86%	73.79%
Expected dividends	—%	n/a	—%	—%
Expected term (in years)	5.50 – 6.25	n/a	5.50 – 6.25	5.94
Risk-free rate	4.0%	n/a	4.0%	3.9%
Stock Options
The Company granted 397,940 stock options during the three months ended June 30, 2025. The Company granted 3,352 stock options during the six months ended June 30, 2024. There were no stock options granted during the three months ended March 31, 2025 or during the three months ended June 30, 2024.

The weighted-average grant date fair value per share of options granted to employees, non-employee members of the Company’s Board of Directors and consultants during the three months ended June 30, 2025 was $11.14. The weighted-average grant date fair value per share of options granted to one employee during the six months ended June 30, 2024 was $4.62. Forfeitures of stock options are recorded as incurred.
Both the stock option grant detail above and the option activity below reflect the retroactive application of the Exchange Ratio as discussed in Note 3, Merger Agreement.
The following table summarizes option activity during the six months ended June 30, 2025:
	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (In Years)	Intrinsic Value (In Thousands)
Outstanding as of January 1, 2025	729,010	$3.21	6.06	$2,914
Granted	397,940	17.04
Exercised(1)	(18,618)	22.80
Forfeited/expired(2)	(5,177)	29.35
Options assumed from Cara upon Merger closing	113,487	319.80
Outstanding as of June 30, 2025	1,216,642	$36.86	6.60	$17,037
Options exercisable as of June 30, 2025(3)	760,787	$49.61	4.88	$13,512
Vested and expected to vest as of June 30, 2025	1,216,642	$36.86	6.60	$17,037

(1)
Includes 17,665 of exercises of assumed Cara options after the Merger closed.

(2)
Includes 375 of forfeitures of assumed Cara options after the Merger closed.

(3)
Includes 82,918 of assumed Cara options that were forfeited/expired in July 2025, 90 days after the Merger closed.

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock options and the estimated fair value of the Company’s common stock for those stock options that had exercise prices lower than the estimated fair value of the Company’s common stock. The aggregate intrinsic value of stock options exercised during each of the three and six months ended June 30, 2025 was $0.1 million. The aggregate intrinsic value of stock options exercised during the six months ended June 30, 2024 was less than $0.1 million. There were no exercises of stock options during the three months ended June 30, 2024.
The following table illustrates the classification of stock-based compensation in the condensed consolidated statements of operations and comprehensive income (loss) (in thousands):
	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024
Research and development	$147	$28	$176	$57
General and administrative	480	51	531	103
Total stock-based compensation	$627	$79	$707	$160
As of June 30, 2025, there was $4.6 million of total unrecognized compensation cost related to unvested stock options, which is expected to be recognized over a weighted-average period of 3.28 years.

11.
Income Taxes

For the three and six months ended June 30, 2025 and 2024, there was no current or deferred income tax expense or benefit due to the Company’s current year losses and full valuation allowance. As of June 30, 2025, the Company evaluated all available evidence and concluded that a valuation allowance is still required against its net deferred tax assets because it is more likely than not they will not be realized in the foreseeable future.
12.
Net Income (Loss) Per Share

Basic and diluted net income (loss) per share attributable to common stockholders was calculated as follows (dollar amounts in thousands):
	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024
Numerator:
Net income (loss) for basic net income (loss) per share attributable to common stockholders	$4,167	$(6,975)	$(5,412)	$(11,177)
Reversal of fair market value remeasurement gain on Convertible Notes(1)	(12,752)	—	(7,810)	—
Add back of interest expense from the Convertible Notes(1)	93	—	651	—
Net loss for diluted net loss per share attributable to common stockholders	$(8,492)	$(6,975)	$(12,571)	$(11,177)
Denominator:
Weighted-average common shares outstanding, basic	8,246,582	2,574,767	5,426,688	2,573,693
Effect of potentially dilutive securities:
Convertible Notes	208,641	—	734,279	—
Weighted-average common shares outstanding, diluted	8,455,223	2,574,767	6,160,967	2,573,693
Net income (loss) per share attributable to common stockholders:
Basic	$0.51	$(2.71)	$(1.00)	$(4.34)
Diluted	$(1.00)	$(2.71)	$(2.04)	$(4.34)

(1)
As the Company recorded its Convertible Notes at fair value, when calculating the diluted net loss per share for the period, the respective fair value remeasurement gain of $12.8 million and net gain of $7.8 million recognized in the condensed consolidated statement of operations and comprehensive income (loss) during the three and six months ended June 30, 2025, respectively, should be reversed and treated as an adjustment to the numerator. In addition, the $0.1 million and $0.7 million of interest expense from the Convertible Notes recognized in the condensed consolidated statements of operations and comprehensive income (loss) during the three and six months ended June 30, 2025, respectively, should be added back as an adjustment to the numerator.

The Company’s potentially dilutive securities include its stock options to purchase common stock, Preferred Stock, and Convertible Notes. For the three and six months ended June 30, 2025, the Company’s Convertible Notes have been included in the computation of diluted net loss per share as the effect for the period was determined to be dilutive, while its stock options to purchase common stock and Preferred Stock were excluded from the diluted net loss per share calculation as the effect was determined to be anti-dilutive. All of the Company’s potentially dilutive securities have been excluded from the computation of diluted net loss per share for the three and six months ended June 30, 2024, as the effect would be anti-dilutive. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders for the three and six months ended June 30, 2024 is the same.
The following potentially dilutive securities have been excluded from the calculation of diluted net loss per share due to their anti-dilutive effect:
	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024
Preferred Stock (as converted to common stock)	—	3,963,910	—	3,963,910
Stock options to purchase common stock	1,216,642	733,704	1,216,642	733,704

13.
Commitment and Contingencies

Legal Matters
The Company is subject to contingent liabilities, such as legal proceedings and claims, that arise in the ordinary course of business activities. The Company accrues for loss contingencies when losses become probable and are reasonably estimable. If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability on the condensed consolidated balance sheets. The Company does not accrue for contingent losses that, in its judgment, are considered to be reasonably possible, but not probable; however, it discloses the range of reasonably possible losses. As of June 30, 2025 and December 31, 2024, the Company was not a party to any material legal proceedings or claims other than those described below.
Merger Proceedings
Between December 20, 2024, and March 19, 2025, Cara received thirteen demands (and three draft complaints) from purported stockholders of Cara (collectively, the Demands) challenging the disclosures in the Proxy Statement/Prospectus related to the Merger and asserting claims for violations of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934. In addition, on March 5 and March 6, 2025, two lawsuits were filed by purported stockholders of Cara in the Supreme Court of the State of New York, County of New York. The lawsuits are captioned Joseph Clark v. Cara Therapeutics, Inc., et al., No. 651260/2025 and Michael Kent v. Cara Therapeutics, Inc., et al., No. 651272/2025 (collectively, the Complaints). The Complaints named Cara and the members of the Cara board of directors as defendants, and, like the Demands, challenged the disclosures (under New York state law) in the Proxy Statement/Prospectus.
Cara and the other named defendants deny that they violated any laws or breached any duties to stockholders of Cara, and they believe that no supplemental disclosure was required to the Proxy Statement/Prospectus under any applicable law, rule or regulation. Nevertheless, solely to eliminate the burden and expense of litigation and to avoid any possible disruption to the Merger that could result from such litigation, Cara filed certain supplemental disclosures on March 24, 2025 to moot the disclosure claims alleged in the Demands and the Complaints. On April 15, 2025, the Merger closed. Thereafter, counsel for the purported stockholders (that sent the Demands or filed the Complaints) reached out to counsel for the Company to discuss a potential mootness fee in connection with the supplemental disclosures filed by Cara. On August 15, 2025, the Company resolved the fee demand and the matter is now closed.
Contracts
The Company enters into contracts in the normal course of business with various third parties for preclinical research studies, clinical trials, testing, manufacturing, and other services. These contracts generally provide for termination upon notice and are cancellable without significant penalty or payment, and do not contain any minimum purchase commitments.

Guarantees and Indemnifications
In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with all members of the Board that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not aware of any claims under indemnification arrangements that could have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its condensed consolidated financial statements as of June 30, 2025 and December 31, 2024.
Other Commitments
In addition to the Company’s obligation to make potential royalty payments under the BCM First Agreement and BCM Second Agreement (both as discussed and defined in Note 14, License Agreements), the Company is also obligated to pay royalties to each of its founders in an amount equal to 1% each on the worldwide net sales of TTI-101 and any derivative formulations, or any Royalty Bearing Products. These royalty obligations last, on a country-by-country basis, for the later of (i) the date on which the sale of any Royalty Bearing Products are no longer covered by a Covered Patent (as defined below) in such country, or (ii) 15 years after the first commercial sale of royalty bearing product in such country. The timing of when these royalty payments will actually be made is uncertain as the payments are contingent upon future activities, including the successful development, regulatory approval and commercialization of any Royalty Bearing Products. A Covered Patent means, subject to certain customary exceptions, an issued patent that is owned by the Company or an affiliate, or for which all rights to develop and commercialize pharmaceutical products for the treatment of any human disorder, are exclusively licensed to us or an affiliate by the owner of such patent, with the Company’s right or its affiliate’s right to grant sublicenses.
14.
License Agreements

In July 2012, Stem Med Limited Partnership, or StemMed, entered into a license agreement, or the BCM First Agreement, with Baylor College of Medicine, or BCM, for the exclusive, worldwide, sublicensable license to certain patents and patent applications related to STAT3 inhibitors in oncology and certain non-oncology indications, or the BCM Patent Rights, which are referred to together with certain cell lines, biological materials, compounds, know-how and technologies as the BCM Technology, in all fields of use. Under the license for the BCM First Agreement, the Company is permitted to make, have made, use, market, sell, offer to sell, lease and import products, processes or services that incorporate, utilize, or are made with the use of the BCM Patent Rights or BCM Technology, which is referred to together as the BCM1 Licensed Products, in all fields of use.
In June 2015, StemMed entered into a second license agreement with BCM, or the BCM Second Agreement, which is referred to together with the BCM First Agreement as the BCM License Agreements, for the exclusive, worldwide, sublicensable license to certain patents and patent applications co-owned by BCM and the National Institutes of Health, or NIH, related to methods and compositions for the use of STAT3 inhibitors in certain conditions like anaphylaxis, or the Licensed Patent Rights. Under the license for the Second BCM Agreement, the Company is permitted to make, have made, use, market, sell, offer to sell, lease and import products, processes or services that incorporate, utilize or are made with the use of the Licensed Patent Rights, or the BCM2 Licensed Products, in all fields of use.
StemMed assigned the BCM First Agreement and the BCM Second Agreement to the Company in connection with the transfer of all or substantially all of the assets and businesses to which the BCM License Agreements relate to in January and February 2018.

In accordance with BCM License Agreements, and in consideration for the rights and licenses granted to the Company, the Company agreed to pay BCM the following:
a.
Annual maintenance fees, ranging from $30,000 to $50,000 per year, per license.

b.
Milestone payments, up to a low-seven digit figure in the aggregate.

c.
Royalty fees, set at a low-single-digit percentage of net sales of any BCM1 Licensed Products or BCM2 Licensed Products.

Milestones include new drug filings, clinical trial stages, and New Drug Application approval by the FDA.
As of June 30, 2025, the full amount of $50,000 in annual maintenance fees had already been paid and thus no accrual was needed. As a result, the Company recorded $25,000 in prepaid expenses as of June 30, 2025. As of December 31, 2024, the full amount of $50,000 in annual maintenance fees had already been paid and thus no accrual was needed. To date, no royalty fees have been incurred. All related license costs are expensed as incurred within research and development on the condensed consolidated statements of operations and comprehensive income (loss).
15.
Retirement Savings Plan

The Company maintains a 401(k) Plan which is available to all employees. Under the terms of the 401(k) Plan, participants may elect to contribute up to 80% of their compensation or the statutory prescribed limits. The Company does not make any matching contributions to deferrals made by participants.
16.
Segment Reporting

The Company has one reportable segment relating to the discovery and development of novel orally bioavailable, small molecule therapies across a broad range of diseases driven by STAT3 with high unmet need.
The Company’s CODM, its Chief Executive Officer and Chief Financial Officer, manages the Company’s operations on company-wide level for the purpose of allocating resources. The key measure of segment profit or loss that the CODM uses to allocate resources and assess financial performance is the Company’s net income (loss), which is utilized to evaluate the progress of its research and development programs and other expense categories. The CODM makes decisions using this information on a company-wide basis.
The table below shows a reconciliation of the Company’s net income (loss), including the significant expense categories regularly provided to and reviewed by the CODM, as computed under GAAP, to the Company’s net income (loss) in the condensed consolidated statements of operations and comprehensive income (loss) (in thousands):
	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024
Direct research and development expenses by program:
TTI-101:
HCC	$967	$1,599	$1,404	$3,016
IPF	2,830	1,352	3,863	1,968
mBC	(268)	1,878	(268)	2,088
Pre-clinical, CMC, and other (unallocated)(1)	140	229	315	585
TTI-109	822	462	1,180	678
Unallocated research and development expense:
Personnel costs	917	760	1,775	1,555

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024
Consultant fees and other costs(2)	398	251	648	362
General and administrative expense:
Personnel costs	1,038	486	1,647	1,009
Other general and administrative expenses(3)	2,025	164	2,659	368
Interest income	(377)	(206)	(652)	(452)
Other income, net	(12,659)	—	(7,159)	—
Net income (loss)	$4,167	$(6,975)	$(5,412)	$(11,177)

(1)
Pre-clinical, CMC, and other (unallocated) costs include pre-clinical testing, CMC, and other direct research and development expenses that are not allocated to a specific program.

(2)
Consultant fees and other costs include expenses incurred for research and development consultants as well as payroll costs for employees within the research and development function.

(3)
Other general and administrative expenses include professional fees, accounting services, rent, and other overhead and administrative expenses.

Assets provided to the CODM are consistent with those reported on the condensed consolidated balance sheets.
17.
Related-party Transactions

During the three and six months ended June 30, 2025 and 2024, the Company did not have any transactions with related parties. The Company evaluates transactions with counterparties who may be considered related parties, including owners, members of management or affiliates and then discloses the nature and amounts of those transactions in the notes to its condensed consolidated financial statements.
18.
Subsequent Event

On July 4, 2025, President Trump signed H.R.1, the One Big Beautiful Bill Act (OBBBA), into law. OBBBA introduced significant changes to the U.S. federal corporate tax system, including retroactive relief for certain small business taxpayers, such as the reinstatement of immediate expensing for domestic research and developmental expenditures and modifications to the business interest expense limitation. However, since OBBBA was enacted after the June 30, 2025 condensed consolidated balance sheet reporting date but before the issuance of the Company’s condensed consolidated financial statements, it is considered a non-recognized subsequent event. Accordingly, the effects of OBBBA are not reflected in the Company’s income tax provision or deferred tax balances as of June 30, 2025. The Company is currently evaluating the impact and will reflect the effects, as appropriate, in future reporting periods.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
The following table sets forth all expenses to be paid by the Registrant, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates.
SEC registration fee		$9,928
Printing and engraving		*
Legal fees and expenses		$150,000
Accounting fees and expenses		$75,000
Transfer agent and registrar fees		*
Miscellaneous		*
Total	$	*

*
These fees are calculated based on the shares of common stock offered and the number of issuances and accordingly cannot be defined at this time.

ITEM 14.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Our amended and restated certificate of incorporation (the “Charter”) limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:
•
breach of their duty of loyalty to the corporation or our stockholders;

•
act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•
unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•
transaction from which the directors derived an improper personal benefit.

Our Charter does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. These limitations also do not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Our Bylaws provide that we will indemnify our directors and executive officers, and may indemnify other officers, employees and other agents, to the fullest extent permitted by law. Our Bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding and also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our Bylaws permit such indemnification. We have obtained a directors’ and officers’ liability insurance policy.
We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our Bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.
The limitation of liability and indemnification provisions in our Charter and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
Section 145 of the DGCL authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys’ fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.
ITEM 15.   RECENT SALES OF UNREGISTERED SECURITIES.
On June 20, 2025, we issued 280 shares of our common stock to a former consultant for aggregate proceeds of $1,316 pursuant to the exercise of options with an exercise price of $4.70 per share under Legacy Tvardi’s 2018 Stock Incentive Plan. On September 29, 2025, we issued 1,899 shares of our common stock to a former employee for aggregate proceeds of $11,610.68 pursuant to the exercise of options with an exercise price of $6.1141 per share under Legacy Tvardi’s 2018 Stock Incentive Plan. The issuances of such shares were exempt from registration under Rule 701 promulgated under Section 3(b) of the Securities Act.
ITEM 16.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
(a)   Exhibits.   We have filed the exhibits listed on the accompanying Exhibit Index of this Registration Statement.
Exhibit No.	Description
2.1‡
Agreement and Plan of Merger and Reorganization, dated as of December 17, 2024, by and among Cara Therapeutics, Inc., CT Convergence Merger Sub, Inc. and Tvardi Therapeutics, Inc. (incorporated by reference from Exhibit 2.1 to the Registrant’s Current Report on Form 8-K (File No. 001-36279), filed with the SEC on December 18, 2024).

2.2†
Asset Purchase Agreement, dated December 17, 2024, by and among Cara Therapeutics, Inc., Cara Royalty Sub, LLC and Vifor Fresenius Medical Care Renal Pharma, Ltd. (incorporated by reference from Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 001-36279), filed with the SEC on December 18, 2024).

3.1	Amended and Restated Certificate of Incorporation (incorporated by reference from Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 001-36279), filed with the SEC on February 7, 2014).
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation dated June 7, 2024 (First Authorized Shares Amendment) (incorporated by reference from Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 001-36279), filed with the SEC on June 7, 2024).
3.3	Certificate of Amendment to Amended and Restated Certificate of Incorporation dated December 30, 2024 (First Stock Split Amendment) (incorporated by reference from Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 001-36279), filed with the SEC on December 30, 2024).
3.4	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Cara Therapeutics, Inc., dated April 15, 2025 (Second Stock Split Amendment). (incorporated by reference from Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 001-36279), filed with the SEC on April 15, 2025).

Exhibit No.	Description
3.5	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Cara Therapeutics, Inc., dated April 15, 2025 (Second Authorized Shares Amendment) (incorporated by reference from Exhibit 3.2 to the Registrant’s Current Report on Form 8-K (File No. 001-36279), filed with the SEC on April 15, 2025).
3.6	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Cara Therapeutics, Inc., dated April 15, 2025 (Name Change Amendment) (incorporated by reference from Exhibit 3.3 to the Registrant’s Current Report on Form 8-K (File No. 001-36279), filed with the SEC on April 15, 2025).
3.7	Amended and Restated Bylaws (incorporated by reference from Exhibit 3.2 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-36279), filed with the SEC on November 14, 2024).
4.1	Form of Common Stock Certificate (incorporated by reference from Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-192230), filed with the SEC on January 17, 2014).
5.1**	Opinion of Cooley LLP
10.1#	Form of Indemnification Agreement between the Company and each of its directors and executive officers (incorporated by reference from Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-36279), filed with the SEC on April 15, 2025).
10.2	Registration Rights Agreement by and between the Company and the parties thereto, dated April 15, 2025 (incorporated by reference from Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 001-36279), filed with the SEC on April 15, 2025).
10.3†	Exclusive License Agreement by and between the StemMed, Ltd. (f/k/a Stem Med Limited Partnership) and Baylor College of Medicine, dated July 16, 2012, as amended April 26, 2015, subject to Notice of Assignment from Stem Med Limited Partnership to Tvardi Therapeutics, Inc. dated January 14, 2018, and as further amended August 13, 2019 (incorporated by reference from Exhibit 10.32 to the Registrant’s Registration Statement on Form S-4 (File No. 333-283900), filed with the SEC on December 18, 2024).
10.4†	Exclusive License Agreement by and between the StemMed, Ltd. and Baylor College of Medicine, dated June 19, 2015, subject to Notice of Assignment from Stem Med Limited Partnership to Tvardi Therapeutics, Inc. dated February 22, 2018, and as amended on June 18, 2019 and April 6, 2023 (incorporated by reference from Exhibit 10.33 to the Registrant’s Registration Statement on Form S-4 (File No. 333-283900), filed with the SEC on December 18, 2024).
10.5#	Offer Letter by and between Imran Alibhai, Ph.D. and Tvardi Therapeutics, Inc. (incorporated by reference from Exhibit 10.27 to the Registrant’s Registration Statement on Form S-4 (File No. 333-283900), filed with the SEC on December 18, 2024).
10.6#	Offer Letter by and between Dan Conn and Tvardi Therapeutics, Inc. (incorporated by reference from Exhibit 10.28 to the Registrant’s Registration Statement on Form S-4 (File No. 333-283900), filed with the SEC on December 18, 2024).
10.7#	Offer Letter by and between John Kauh, M.D. and Tvardi Therapeutics, Inc. (incorporated by reference from Exhibit 10.29 to the Registrant’s Registration Statement on Form S-4 (File No. 333-283900), filed with the SEC on December 18, 2024).
10.8#	Offer Letter by and between Jeffrey Larson, Ph.D., DABT and Tvardi Therapeutics, Inc. (incorporated by reference from Exhibit 10.30 to the Registrant’s Registration Statement on Form S-4 (File No. 333-283900), filed with the SEC on December 18, 2024).
10.9#	Offer Letter by and between Yixin “Joseph” Chen, Ph.D. and Tvardi Therapeutics, Inc. (incorporated by reference from Exhibit 10.31 to the Registrant’s Registration Statement on Form S-4 (File No. 333-283900), filed with the SEC on December 18, 2024).

Exhibit No.	Description
10.10#	Offer Letter by and between Stephen O’Brien, MAcc, CPA and Tvardi Therapeutics, Inc. (incorporated by reference from Exhibit 10.10 to the Registrant’s Current Report on Form 8-K (File No. 001-36279), filed with the SEC on April 15, 2025).
10.11#	Tvardi Therapeutics, Inc. 2018 Stock Incentive Plan, as amended (incorporated by reference from Exhibit 10.24 to the Registrant’s Registration Statement on Form S-4 (File No. 333-283900), filed with the SEC on December 18, 2024).
10.12#	Form of Stock Option Grant Notice, Stock Option Agreement and Notice of Exercise under the Tvardi Therapeutics, Inc. 2018 Stock Incentive Plan (incorporated by reference from Exhibit 10.25 to the Registrant’s Registration Statement on Form S-4 (File No. 333-283900), filed with the SEC on December 18, 2024).
10.13#	Form of Restricted Stock Agreement under the Tvardi Therapeutics, Inc. 2018 Stock Incentive Plan (incorporated by reference from Exhibit 10.26 to the Registrant’s Registration Statement on Form S-4 (File No. 333-283900), filed with the SEC on December 18, 2024).
10.14#	Tvardi Therapeutics, Inc. 2025 Equity Incentive Plan (incorporated by reference from Exhibit 10.14 to the Registrant’s Current Report on Form 8-K (File No. 001-36279), filed with the SEC on April 15, 2025).
10.15#	Forms of Option Grant Notices, Option Agreements and Notices of Exercise under Tvardi Therapeutics, Inc. 2025 Equity Incentive Plan (incorporated by reference from Exhibit 10.15 to the Registrant’s Current Report on Form 8-K (File No. 001-36279), filed with the SEC on April 15, 2025).
10.16#	Form of Restricted Stock Unit Grant Notice and Award Agreement under Tvardi Therapeutics, Inc. 2025 Equity Incentive Plan (incorporated by reference from Exhibit 10.16 to the Registrant’s Current Report on Form 8-K (File No. 001-36279), filed with the SEC on April 15, 2025).
10.17#	Tvardi Therapeutics, Inc. 2025 Employee Stock Purchase Plan (incorporated by reference from Exhibit 10.17 to the Registrant’s Current Report on Form 8-K (File No. 001-36279), filed with the SEC on April 15, 2025).
10.18†	Founder Restricted Stock Agreement, by and between Tvardi Therapeutics, Inc. and David J. Tweardy, dated January 25, 2018, as amended September 1, 2019 (incorporated by reference from Exhibit 10.39 to the Registrant’s Registration Statement on Form S-4 (File No. 333-283900), filed with the SEC on January 27, 2025).
10.19†	Founder Restricted Stock Agreement, by and between Tvardi Therapeutics, Inc. and Ronald DePinho, dated January 25, 2018, as amended September 1, 2019 (incorporated by reference from Exhibit 10.40 to the Registrant’s Registration Statement on Form S-4 (File No. 333-283900), filed with the SEC on January 27, 2025).
10.20#	Form of Cara Indemnity Agreement (incorporated by reference from Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-192230), filed with the SEC on January 17, 2014).
10.21#	Cara 2014 Equity Incentive Plan (incorporated by reference from Exhibit 10.3 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-192230), filed with the SEC on January 17, 2014).
10.22#	Form of Stock Option Agreement under Cara 2014 Equity Incentive Plan (incorporated by reference from Exhibit 10.3.1 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-192230), filed with the SEC on January 17, 2014).
10.23#	Form of Restricted Stock Unit Award under Cara 2014 Equity Incentive Plan (incorporated by reference from Exhibit 10.3.2 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-192230), filed with the SEC on January 17, 2014).
10.24#	Cara 2019 Inducement Plan (incorporated by reference from Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-36279), filed with the SEC on November 20, 2019).

Exhibit No.	Description
10.25#	Form of Stock Option Grant Notice under Cara 2019 Inducement Plan (incorporated by reference from Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 001-36279), filed with the SEC on November 20, 2019).
10.26#	Form of Restricted Stock Unit Notice under Cara 2019 Inducement Plan (incorporated by reference from Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 001-36279), filed with the SEC on November 20, 2019).
10.27	Form of Lock-Up Agreement, dated December 17, 2024 (incorporated by reference from Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 001-36279), filed with the SEC on December 18, 2024).
21.1**	List of Subsidiaries
23.1*	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.
23.2**	Consent of Cooley LLP (included in Exhibit 5.1).
24.1**	Power of Attorney.
107**	Filing Fee Table

*
Filed herewith

**
Previously filed

#
Indicates a management contract or any compensatory plan, contract or arrangement.

†
Certain portions of this exhibit (indicated by asterisks) have been omitted because they are not material and are the type of information that the Company treats as private or confidential.

‡
Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.

(b)   Financial Statement Schedules.   All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.
ITEM 17.   UNDERTAKINGS.
(a)   The undersigned Registrant hereby undertakes:
(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§ 230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Houston, State of Texas, on October 20, 2025.
TVARDI THERAPEUTICS, INC.
By:
/s/ Imran Alibhai

Imran Alibhai
Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:
Signature	Title	Date
/s/ Imran Alibhai Imran Alibhai	Chief Executive Officer and Director (Principal Executive Officer)	October 20, 2025
/s/ Dan Conn Dan Conn	Chief Financial Officer (Principal Financial Officer)	October 20, 2025
/s/ Stephen O’Brien Stephen O’Brien	Vice President, Finance and Corporate Controller (Principal Accounting Officer)	October 20, 2025
* Sujal Shah	Chairman of the Board of Directors	October 20, 2025
* Wallace Hall	Director	October 20, 2025
* Michael S. Wyzga	Director	October 20, 2025
* Cynthia Smith	Director	October 20, 2025
* Susan Shiff	Director	October 20, 2025
*By	/s/ Imran Alibhai Imran Alibhai Attorney-in-fact